
13000360

Sealed Air

2012 ANNUAL REPORT

UNLOCKING VALUE





ABOUT SEALED AIR

Sealed Air creates a world that works better by re-imagining the industries we serve. By uniting ingenious ideas and diverse expertise, we discover new possibilities and create new approaches that enhance business and the world we live in. Where we thrive is transforming sustainable, end-to-end solutions into business-changing results.

OUR VISION

To create a better way for life.

OUR MISSION

We re-imagine the industries we serve to create a world that feels, tastes and works better.

OUR VALUES

UNCOMPROMISING ETHICS: Every day, we lead with a conscious commitment to always do the right thing.

COURAGEOUS DETERMINATION: We are empowered to do what it takes to deliver what we promised.

INGENIOUS COLLABORATION: We nurture a collaborative environment that celebrates insatiable curiosity and diverse ideas.

PURPOSEFUL INNOVATION: We delight our customers with revolutionary solutions, which make them win.


UNLOCKING VALUE FOR OUR CUSTOMERS

UNLOCKING VALUE: SYSTEMS AND SAVINGS

Customers who partner with Sealed Air realize the measurable benefits of our systems approach in their businesses every day, and have done so for over 50 years—regardless of the Sealed Air division that they are working with.

This is because Sealed Air invents smart, comprehensive systems that deliver cost savings, efficiency and reliability. Extensive service and our onsite presence ensure customers' peace of mind and continuous improvement in their operations long after the initial sale is complete.

      

UNMET NEEDS × [INNOVATION + MAXIMIZING RETURNS ON FINITE RESOURCES] = VALUE CREATION

UNLOCKING VALUE

We do this by designing automated, turn-key systems that maximize productivity and minimize waste and then integrate these systems into our customers' facilities and processes to help them realize real operational efficiencies and total cost savings—whether for food safety and security, facility hygiene or product protection applications.

Of course, inventing a comprehensive, turn-key system requires a range of industry and process experts, application engineers, a leading global service and technical team—and a lot of technical know-how worldwide. We've got it. See how it all comes together to unlock value across our customers' businesses each and every day so that they can focus on their own success.

OUR SYSTEMS HELP CUSTOMERS:

Manage Execution
Enhance Experience
Increase Consistency
Ensure Compliance
Extend Freshness
Mitigate Risk
Reduce Operating Costs
Drive Improvement
Improve Convenience
Meet Quality Targets
Motivate Employees
Improve Efficiency
Enhance Sustainability
Reduce Waste
Increase Efficacy
Conduct Life Cycle Analysis
Reduce Returns

HIGHLIGHTS

FINANCIAL HIGHLIGHTS*

($ in millions, except per common share data)	Year Ended December 31,			Pro Forma
	2012	2011[1]	2010	2011**
Total Net Sales	$ 7,648	$5,551	$4,490	$7,785
Percent U.S.	35%	40%	46%	35%
Percent International	65%	60%	54%	65%
U.S. GAAP Operating (Loss) Profit	$(1,417)	$ 429	$ 535	$ 596
Adjusted Operating Profit	$ 666	$ 571	$ 549	$ 681
Adjusted Operating Profit Margin	8.7%	10.3%	12.2%	8.7%
Adjusted EBITDA	$ 996	$ 784	$ 750	$ 996
As a Percent of Net Sales	13.0%	14.1%	16.7%	12.7%
U.S. GAAP Net (Loss) Earnings—Diluted	$(1,410)	$ 139	$ 256	$ 106
Adjusted Net Earnings—Diluted	$ 201	$ 233	$ 283	$ 169
U.S. GAAP Net (Loss) Earnings Per Common Share—Diluted	$ (8.35)	$ 0.75	$ 1.44	$ 0.51
Adjusted Earnings Per Common Share—Diluted	$ 0.95	$ 1.26	$ 1.60	$ 0.81
Cash Dividends Paid per Common Share	$ 0.52	$ 0.52	$ 0.50	$ 0.42
Total Return to Shareholders (Dividends & Share Repurchases)	$ 101	$ 89	$ 91	$ —
Net Cash Provided by Operating Activities	$ 404	$ 372	$ 483	$ —
Capital Expenditures	$ 124	$ 123	$ 88	$ —
Free Cash Flow***	$ 280	$ 249	$ 395	$ —
Net Debt****	$ 4,779	$5,131	$1,542	$ —

* Results for 2012 and 2011 are presented on a continuing operations basis, excluding the impact of the sale of Diversey Japan, which the company sold in November 2012.

** Reflects historical results on a pro forma basis reflecting the acquisition of Diversey Holdings, Inc.

*** Free Cash Flow is calculated as: net cash provided by operating activities less capital expenditures.

**** Net Debt is calculated as: the sum of short-term borrowings, current portion of long-term debt, Settlement agreement and related accrued interest and long-term debt less cash and cash equivalents.

[1] 2011 reported results include the results of Diversey for the fourth quarter based on the acquisition on October 3, 2011.

2012 REVENUE MIX HIGHLIGHTS



By Solution Type

Consumables	93%
Equipment	7%



By Business

Food & Beverage	49%
Institutional & Laundry	28%
Protective Packaging	21%
Other	2%



By Geography

North America	39%
Europe	33%
Latin America	11%
AMAT*	10%
Japan/Australia NZ	7%

Asia, Middle East, Africa and Turkey

2012 FINANCIAL & OPERATIONAL HIGHLIGHTS

24% SALES IN DEVELOPING REGIONS

Africa, Asia (excluding Japan and South Korea), Central and Eastern Europe and Latin America

Over $100 MILLION IN COST SYNERGY BENEFITS

Exceeded original target by nearly 300%

ABSOLUTE ENERGY CONSUMPTION –14.5%

As compared to 2006 levels

ABSOLUTE GREENHOUSE GAS EMISSIONS –25.4%

As compared to 2006 levels

NET WATER CONSUMPTION –14.5%

As compared to 2006 levels

PLASTIC RAW MATERIALS TO LANDFILL –32.3%

As compared to 2006 levels. Targeting a "zero to landfill" by 2015

ONGOING RECOGNITION


Newsweek
GREEN RANKINGS
2012


FORTUNE
WORLD'S MOST
ADMIRED
COMPANIES
2012

TOP 10 INNOVATOR

AmeriStar Award; EPA Clean Air Excellence Award, 2012 *Fortune* ranked #1 in our industry for social responsibility and innovation; and ranked #2 in the "materials" industry on *Newsweek* magazine's 2012 Green Rankings

LETTER FROM OUR CEO

Dear Fellow Stockholders:

It is an honor for me to write this year's letter to our stockholders, my first, for Sealed Air's 2012 Annual Report. We have started to transform Sealed Air with the aim of becoming the most customer-focused, innovative and productive company in the industries we serve.

We embark on this new era for Sealed Air with the collective strengths of powerful brands and leading market positions for all our principal applications; a wealth of industry expertise; and a compelling value proposition for our customers that solves the equation of Sustainability, Performance and Cost Competitiveness.

Now we will translate these clear strengths into financial performance, improving our profitability and achieving higher cash flow in order to repay debt and return capital to our stockholders, while also permitting us to continue to invest in new products and markets. We will achieve this by:

- Improving the quality of our earnings, which we define as improving our margins. To do that, we will transform the relationships we have with customers so we can be paid for the true value our knowledge and expertise brings to their businesses every day.
- Completing the integration of the largest acquisition in our Company's history and maximizing our cost and growth synergies.
- Offering sustainability as a value proposition for our customers while meeting the thresholds for performance and cost competitiveness. Everything we seek to innovate brings sustainable value to our customers—from reducing waste and improving operational efficiency to protecting human health and raising the bar on food safety and security.
- Creating a new generation of motivated employees who will be inspired by the positive impact they are having on the world—such as reducing the amount of energy and raw materials needed to ship products; reducing the water and manpower needed to keep hospitals, office buildings, and hotels safe and clean; and improving access to a more secure food supply chain—one that is safer and more nutritious; more efficient and less wasteful.

As a result of these actions, Sealed Air will become stronger by enhancing its role in the communities and markets we serve, which will result in delivering stronger financial results for the benefit of our stockholders, customers and employees. This is a very exciting time for everyone at Sealed Air, and I am pleased to be leading our team on behalf of all our stockholders.

Sincerely,

JEROME A. PERIBERE
President and Chief Executive Officer
Sealed Air Corporation

“With our total systems approach, we deliver value to our customers through our innovative and sustainable solutions and services.”



CONNECTING SYSTEMS & SAVINGS



JEROME A. PERIBERE
President and Chief Executive Officer

2012 IN REVIEW

THE LEADERSHIP TEAM HAS EVOLVED

The Company added two new Directors, Richard Wambold and Jerry Whitaker, to its Board. Additionally, T.J. Dermot Dunphy, who served as Chief Executive Officer of Sealed Air from 1971 through 2000, is retiring from the Board in May 2013. Dermot's contributions to Sealed Air's continued success are numerous. His unwavering commitment to geographic expansion and innovation has helped construct a foundation on which Sealed Air will build in the years to come.

We were very pleased to have Jerome Peribere join the Company as President and Chief Operating Officer and Director, effective September 1, 2012. Also, in August, Bill Hickey announced that he would retire from the Company's management team in March 2013 after thirty-three years of service, including thirteen years as President and Chief Executive Officer. We are grateful to Bill for his valued counsel and dedication to Sealed Air throughout his tenure and would like to express our appreciation for his many contributions to this great Company. Mr. Peribere assumed the role of Chief Executive Officer upon Mr. Hickey's retirement in March 2013.

Our senior leadership team has also experienced meaningful changes with the addition of Carol Lowe as Senior Vice President and Chief Financial Officer, Dr. Ilham Kadri as President of our Institutional and Laundry division, and Carole De Mayo as Vice President and Chief Human Resources Officer. Additionally, Mr. Peribere streamlined the Company's decision making with a new executive committee comprised of Emile Chammas, Senior Vice President and Chief Supply Chain Officer; Karl Deily, President of our Food and Beverage division; Ryan Flanagan, President of our Protective Packaging division; Ruth Roper, Vice President of Strategy, Development and Medical Applications; and Yagmur Sagnak, President of our Asia, Middle East, Africa and Turkey region; as well as Ms. Lowe and Dr. Kadri.

WE HAVE ALSO MADE SIGNIFICANT OPERATIONAL CHANGES TO OUR BUSINESS

We took a fresh look at our Company following the Diversey acquisition and decided to realign our business. We created a new segment structure consisting of three global business divisions: Food & Beverage, Institutional & Laundry, and Protective Packaging, and "Other" category comprising Medical Applications and New Ventures.

NEW BUSINESS DIVISION STRUCTURE

Food & Beverage: Provides comprehensive systems that protect our customers' products while adding value by increasing operational efficiency and reducing waste throughout the entire food and beverage supply chain.

Institutional & Laundry: Provides fully-integrated Diversey-branded solutions to address kitchen hygiene, floor care, housekeeping and restroom care, and professional laundry applications.

Protective Packaging: Provides customers with a versatile range of protective packaging solutions to meet cushioning, void fill, positioning/block-and-bracing, surface protection, retail display, containment and dunnage needs.

Other: Medical Applications provide solutions offering superior protection and reliability to the medical, pharmaceutical and medical device industries, and New Ventures includes several development and innovative projects.

UNLOCKING VALUE FROM THE INSIDE



- Value Leadership
- Segmented go-to-market strategies
- Growth in developing regions
- Streamlined structure and processes
- Cash flow management
- Debt reduction

SEALED AIR EXECUTIVE COMMITTEE



Front Row: Ilham Kadri, Carol Lowe, Jerome Peribere, Karl Deily
Second Row: Ruth Roper, Ryan Flanagan, Emile Chammas, Yagmur Sagnak

During the fourth quarter of 2012, we began to operate under this new structure, which better aligns our organization to meet customer needs, maximize profitable growth and focus on targeted growth opportunities and represents a productive way to manage our Company's performance. This change is an important next step in the Diversey integration.

OUR 2012 FULL-YEAR FINANCIAL RESULTS REFLECT A FOCUS ON PROFITABLE GROWTH

Looking back at 2012, our full-year financial results demonstrated our ability to effectively execute and manage the factors within our control in a challenging macroeconomic environment. Our focus on profitable growth continued within all of Sealed Air's divisions, resulting in improved adjusted EBITDA and margins on a year-over-year basis.

For 2012 we reported $7.6 billion in total sales, with our Food & Beverage division representing 49%, Institutional & Laundry 28%, and Protective Packaging 21%. We continue to make progress in achieving net sales growth through geographic expansion, and by developing new and expanded customer relationships, and demonstrating the strength of our sustainability value proposition to our customers.

We continued to recognize strong cost synergies as a result of the Diversey integration, with full year cost synergies of over $100 million. We have also initiated a range of initiatives that affect our pricing structure and policies across all our divisions, and these will gain momentum as we go forward in 2013.

EXPANDING ON OUR COMPETITIVE ADVANTAGE



- Superior system solutions
- Service and customer partnerships
- Leadership in developing regions
- Innovation excellence
- Enhanced productivity
- Solid free cash flow

OUR 2013 FOCUS



- Improving profitability
- Accelerated debt reduction
- Achieving targeted cost synergy benefits
- Engaging our team through our transition

AS WE TRANSITION INTO 2013, OUR MOMENTUM IS INCREASING

In 2012 alone, we commercialized more than one dozen products that drove new sales across multiple regions. Many of our innovations were fostered by customer and consumer demand for greater convenience features on packaging—such as our Cryovac Grip & Tear bags®; easy-open, reclose on roll stock; and our new Multi-Seal® FoldLOK pouch system and ovenable materials. Among the products we are most excited about are the grip-and-tear bags, which are designed to provide a convenient feature for opening a vacuum package. Our Institutional & Laundry division has introduced Suma Combi™—a unique product that combines detergent and rinse aid into one product for mechanical ware washing. The combined product cleans, rinses and dries in the same manner as separate products and offers significant simplicity, efficiency and sustainability benefits over conventional offerings. We also have new Protective products such as CT shrink films—a micro-layer technology enabling higher performance films. This product results in lower total costs for our customers and an improved environmental footprint.

In 2013, as we continue to face challenging economic conditions in markets around the world, we will maintain our focus on the things that remain in our control in order to best position our Company for the future.

We are focused on waste reduction and continuous improvement. We regularly critically analyze our internal processes and business portfolio and reallocate technical, human, and capital resources to the most promising market sectors and away from sectors that are less strategic or have a lower level of financial performance.

Finally, everything we do is focused on enhancing topline growth for customers, reducing waste and operational cost and raising the bar on food safety and helping people live healthier. We are a Company with 25,000 passionate employees making the world a better place while providing value to our stockholders.

APPROACH

Our SmartLife™ initiative is designed to bring sustainability as a value proposition for our customers by choosing the right options for the right needs, while meeting the thresholds for performance and cost competitiveness.


SMARTlife™

SMART: Helping people making smart choices

LIFE: Delivering value through the entire life cycle

We achieve this, in part, by incorporating life cycle thinking that results in a holistic approach for looking beyond the product to consider the value chain where the product is part of a broader life cycle involving sourcing, distribution, use and even disposal. Our SmartLife initiative is focused on the integrated bottom line of our customers:

- **ENHANCED TOP-LINE GROWTH:** Brand value, differentiation, customer relationship
- **REDUCED OPERATIONAL COSTS:** Energy, water, waste, labor
- **RISK MANAGEMENT:** Food safety, health, liability, compliance

OUR VALUE DRIVERS

OUR PEOPLE



- 8,600 Europe
- 8,300 North America
- 3,300 Latin America
- 3,200 AMAT
- 1,700 Japan/Australia/New Zealand

LOCAL PRESENCE & REACH



Europe 37
69 Americas
20 AMAT
12 Japan/ANZ

138

MANUFACTURING FACILITIES

62

COUNTRY PRESENCE

KNOW HOW



Packaging & equipment design centers

41



Laboratories

8

Customer learning centers

4

INGENUITY



320 Achieved in 2012

Patents and applications owned or licensed

4,900

A FOCUS ON FOOD SAFETY

Our Food & Beverage division provides processors, retailers and food service operators a broad range of turn-key, integrated system solutions that help them produce and deliver their products more cost-effectively, safely, efficiently, and with greater confidence through their supply chain. Solutions are designed to improve operational efficiencies, reduce food waste, lower water and energy use, and reduce the customer's total operating costs. Our customers achieve improved management of contamination risk and facility hygiene during the food and beverage production process, extended product shelf life, and improved merchandising, ease-of-use, and back-of-house preparation processes.



Brazilian processor Marfrig Group realizes ongoing value in F&B's Cryovac® and Diversey™ system solutions

As a leading Brazilian food processing company, The Marfrig Group has maintained a focus on operational efficiency, packaging performance, and food safety and security since it began partnering with Sealed Air over 25 years ago. With a traditional emphasis on high performance packaging processes and systems, the addition of Diversey™-branded hygiene solutions to Sealed Air's portfolio broadened our opportunity to expand reach, collaboration and the value we could unlock in their facilities.

6% estimated cost savings from operational efficiencies and reduced consumption of chemicals, water and energy use






Diversey



The combination of our Cryovac® and Diversey™ brands brought unparalleled benefits and reliability:

- Sealed Air's 25-year track record of service, reliability and performance
- Diversey's expertise in optimizing protocols in processing operations to maximize cleaning and sanitation efficiency and efficacy
- An end-to-end portfolio of leading solutions, including the new Diversey™ Diversystem for improved operational control and efficiency
- Emphasis on waste reduction—including an AquaCheck℠ audit to assess baseline water levels and energy use and implementation of automated dosing solutions to lower water and chemical demands
- Reliable performance through monitoring and use of the Diversey™ Secure Check℠ diagnostic tool that identifies potential microbiological risks to help ensure food safety
- Extensive product and system training and frequent on-site presence

Today, the F&B team exclusively provides facility hygiene solutions to Marfrig, and we continue to explore opportunities to add additional value throughout The Marfrig Group's operations.

HELPING OPERATIONAL EFFICIENCY

Our Institutional & Laundry division provides Diversey™ branded integrated system solutions for facility hygiene, food safety and security, and infection control to customers worldwide. Our leading hygiene solutions help customers reduce the environmental and operational impact of their businesses and lower their total "cost to clean." By saving water, lowering energy consumption and reducing labor costs, our solutions make their facilities safer, cleaner and more hygienic.

> "Diversey's concentrated platforms reduced our logistic complexity, our chemical spend and products in use while increasing our strong ISS sustainable profile."
>
> **LARS-ERIK BEHRNS**
> ISS Procurement Director Nordic



TASKI® IntelliDose™ proprietary system for scrubber driers calculates and delivers the optimal amount of chemical for any task or floor type, ensuring superior cleaning while controlling and reducing chemical consumption. The disposable pouches can be swapped out effortlessly, improving safety and ease of use. Our unique approach maximizes effectiveness and simplifies operation—taking cleaning to a new level.



TASKI® QuattroSelect®—Wall mounted closed dilution system provides optimum cleaning capability and control. Each QuattroSelect can deliver up to 2,500 liters of ready-to-use product with just two pouches—saving on transport, storage and packaging waste, while improving operational costs.

ISS Drives Efficiency with Diversey™ Systems and Services

ISS is a leading facility service provider that offers facility management, cleaning, support, property, catering and security services for public and private sector customers worldwide. By investing in the latest technology and equipment and focusing on preventive maintenance, ISS has successfully expanded over their 100-year history. Diversey™ and TASKI®-branded systems and services have been critical in their growth by delivering operational efficiency, ease of use, and sustainable operations.









> "The Fleet management system gives us flexibility at our sites, no unexpected cost surprises and machines are always fully served."
>
> **PÄR KARLSSON**
> Regional Manager ISS Sweden

CONCENTRATED SAVINGS

When ISS Sweden required simple, sustainable solutions that were error-proof for operators, they adopted TASKI® IntelliDose™ and QuattroSelect® systems that use super concentrated chemical solutions with full dilution and dosing control. This streamlined set of systems allowed them to reduce their consumption of chemicals, lower logistics costs and reduce their carbon footprint.

- Overdosing reduced up to 70%
- Up to 40% lower daily chemical costs
- Up to 90% lower plastic, packaging & CO_2 emissions
- Color-coded & closed systems require minimal training

EFFICIENT FLEET MANAGEMENT

Diversey's fleet management solution offers ISS a flexible leasing model that minimizes upfront capital investment, maximizes the range of the available fleet to optimize operational efficiency, including a machine pool where ISS can return machines at any time, and ensures machine maintenance and servicing for maximum uptime.

- Right machine at the right time at the right location
- Full service provides "function guarantee" for improved efficiency and productivity

A PRIORITY ON PACKAGING

Our Protective Packaging division provides customers with the industry's broadest and most versatile range of protective packaging system solutions to meet cushioning, void fill, positioning/block-and-bracing, surface protection, retail display, containment and dunnage needs. Our solutions are designed for use across a range of applications and industries globally and are developed to minimize material use, maximize performance, productivity, recyclability, reusability and reduce total cost for our customers.


15% increase
in productivity
<12
month ROI

"I consider PriorityPak® to be one of the most compact and easy-to-use automated systems in the industry and an ideal fit for our distribution center. The performance of both the system and the package has reinforced that we made the right decision to partner with Sealed Air. They are invested in our success as a business, and that makes the ideal partner."

SHANNON MEADE
Research and Development Analyst, Jewelry Television®

Jewelry Television® Adds Sparkle to their Operations with our Automated Packaging System—PriorityPak®

Knoxville, Tennessee-based Jewelry Television® sells more loose gemstones than any other company worldwide, which also means JTV® ships a substantial amount of jewelry and gemstones—and that's where we add value. When JTV® faced significant growth and the complexities of a high-volume e-commerce business, they identified the need for an improved fulfillment process that would offer speed, security, accuracy, and reliable product protection from their warehouse to their customer's doorstep.








100% curbside recyclable solution

Sealed Air and our PriorityPak® solution were considered the right fit as we offered the ideal fully-automated packaging system solution to meet their growing needs. Our solution addresses:

- Volume fluctuations
- Variations in packaging specifications
- Automated scanning and product verification
- High speed product containment and protective packaging
- Compatibility with a variety of packaging formats
- Ease of use for the fulfillment operator and the consumer
- Damage resistance and brand appeal
- Continuous system improvement and modifications
- Service and accountability

Today, JTV® realizes great automation-related efficiencies using our solution, works with Sealed Air on customized modifications, and enjoys solid customer satisfaction upon receipt of the package.

DIRECTORS & OFFICERS

DIRECTORS

Hank Brown [1, 2]
Senior Counsel, Brownstein Hyatt Farber Schreck, LLP (Law Firm)
Elected 1997

Michael Chu [1, 3]
Managing Director and Co-founder of IGNIA Fund (Investment Firm)
Senior Lecturer, Harvard Business School
Elected 2002

Lawrence R. Codey [1, 3]
Retired President and Chief Operating Officer, Public Service Electric and Gas Company (Public Utility)
Elected 1993

Patrick Duff [1]
General Partner, Prospect Associates (Private Investment Firm)
Elected 2010

T. J. Dermot Dunphy
Chairman, Kildare Enterprises, LLC (Private Equity Investment and Management Firm)
Elected 1969

William V. Hickey
Chairman, Sealed Air Corporation
Elected 1999

Jacqueline B. Kosecoff [2, 3]
Managing Partner, Moriah Partners, LLC (Investment Firm)
Elected 2005

Kenneth P. Manning [1, 2]
Chairman and Chief Executive Officer, Sensient Technologies Corporation (Global manufacturer and marketer of colors, flavors and fragrances and other specialty chemicals)
Elected 2002

William J. Marino [2, 3, 4]
Retired Chairman, President and Chief Executive Officer, Horizon Blue Cross Blue Shield of New Jersey (Not-for-Profit Health Services Corporation)
Elected 2002

Jerome A. Peribere
President and Chief Executive Officer, Sealed Air Corporation
Elected 2012

Richard L. Wambold [3]
Retired Chief Executive Officer of Reynolds Foodservice and Consumer Products (Global manufacturer and supplier of consumer food and beverage packaging and store products)
Elected 2012

Jerry R. Whitaker [2]
Retired President of the Electrical Sector-Americas Group of Eaton Corporation (Global power management company that manufactures and supplies electrical and industrial products and services)
Elected 2012

1. Audit Committee
2. Nominating and Corporate Governance Committee
3. Organization and Compensation Committee
4. Lead Director

OFFICERS

Jerome A. Peribere
President and Chief Executive Officer
Elected 2012

William V. Hickey
Chairman
Elected 1980

Carol P. Lowe
Senior Vice President and Chief Financial Officer
Elected 2012

Emile Z. Chammas
Senior Vice President
Elected 2010

Jonathan B. Baker
Vice President
Elected 1994

Mary A. Coventry
Vice President
Elected 1994

Carole M. De Mayo
Vice President
Elected 2012

Karl R. Deily
Vice President
Elected 2006

Jean-Marie Deméautis
Vice President
Elected 2006

J. Ryan Flanagan
Vice President
Elected 2009

Ilham Kadri
Vice President
Elected 2013

Warren J. Kudman
Vice President
Elected 2009

James P. Mix
Vice President
Elected 1994

Manuel Mondragón
Vice President
Elected 1999

Larry Pillote
Vice President
Elected 2010

Ruth Roper
Vice President
Elected 2004

Yagmur Sagnak
Vice President
Elected 2012

Dr. Ann C. Savoca
Vice President
Elected 2008

H. Katherine White
Vice President, General Counsel and Secretary
Elected 1996

Tod S. Christie
Treasurer
Elected 1999

William G. Stiehl
Controller and Chief Accounting Officer
Elected 2013

The dates shown indicate the year in which each of the officers was first elected an officer of the Company or of the former Sealed Air.

Cautionary Notice Regarding Forward-Looking Statements

This annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning our business, consolidated financial condition and results of operations. All statements other than statements of historical facts included in this report regarding our strategies, prospects, financial condition, costs, plans and objectives are forward-looking statements. The U.S. Securities and Exchange Commission ("SEC") encourages companies to disclose forward-looking statements so that investors can better understand a company's future prospects and make informed investment decisions. Some of our statements in this report, in documents incorporated by reference into this report and in our future oral and written statements may be forward-looking. These statements reflect our beliefs and expectations as to future events and trends affecting our business, our consolidated financial condition and results of operations. These forward-looking statements are based upon our current expectations concerning future events and discuss, among other things, anticipated future financial performance and future business plans. Forward-looking statements are necessarily subject to risks and uncertainties, many of which are outside our control, that could cause actual results to differ materially from these statements. Forward-looking statements can be identified by such words as "anticipates," "believes," "plan," "assumes," "could," "should," "estimates," "expects," "intends," "potential," "seek," "predict," "may," "will" and similar expressions.

The following are important factors that we believe could cause actual results to differ materially from those in our forward-looking statements: the implementation of our Settlement agreement regarding the various asbestos-related, fraudulent transfer, successor liability, and indemnification claims made against the Company arising from a 1998 transaction with W. R. Grace & Co.; global economic and political conditions; credit ratings; changes in raw material pricing and availability; changes in energy costs; competitive conditions and contract terms; currency translation and devaluation effects, including in Venezuela; the success of our financial growth, profitability, cash generation and manufacturing strategies and our cost reduction and productivity efforts; the effects of animal and food-related health issues; pandemics; consumer preferences; environmental matters; regulatory actions and legal matters; successful integration and the other information referenced below under Item 1A, "Risk Factors" of our Annual Report on Form 10-K. Except as required by the federal securities laws, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Definitions and Reconciliations of Non-U.S. GAAP Financial Measures

In our annual report, we present financial information in accordance with U.S. GAAP. In addition, we present financial information that does not conform to U.S. GAAP, which we refer to as non-U.S. GAAP, as our management believes it is useful to investors. In addition, non-U.S. GAAP measures are used by management to review and analyze our operating performance and, along with other data, as internal measures for setting annual budgets and forecasts, assessing financial performance, providing guidance and comparing our financial performance with our peers. The non-U.S. GAAP information has limitations as an analytical tool and should not be considered in isolation from or as a substitute for U.S. GAAP information. It does not purport to represent any similarly titled U.S. GAAP information and is not an indicator of our performance under U.S. GAAP. Further, non-U.S. GAAP financial measures that we present may not be comparable with similarly titled measures used by others. Investors are cautioned against placing undue reliance on these non-U.S. GAAP measures. Further, investors are urged to review and consider carefully the adjustments made by management to the most directly comparable U.S. GAAP financial measure to arrive at these non-U.S. GAAP financial measures.

Non-U.S. GAAP financial measures provide management with additional means to understand and evaluate the core operating results and trends in our ongoing business by eliminating certain one-time expenses and/or gains (which may not occur in each period presented) and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and peers more difficult, obscure trends in ongoing operations or reduce management's ability to make useful forecasts. Our non-U.S. GAAP financial measures may also be considered in calculations of our performance measures set by the Organization and Compensation Committee of our Board of Directors for purposes of determining incentive compensation.

Non-U.S. GAAP financial metrics exclude items we consider unusual or special items and also exclude their related tax effects. We evaluate the unusual or special items on an individual basis. Our evaluation of whether to exclude an unusual or special item for purposes of determining our non-U.S. GAAP financial measures considers both the quantitative and qualitative aspects of the item, including, among other things (i) its nature, (ii) whether or not it relates to our ongoing business operations, and (iii) whether or not we expect it to occur as part of our normal business on a regular basis.

The following is a reconciliation of U.S. GAAP operating (loss) profit as reported to non-U.S. GAAP adjusted operating profit.

	Year Ended December 31,		
	2012	**2011**	**2010**
U.S. GAAP operating (loss) profit	**$(1,417)**	**$ 429**	**$ 535**
Special items:			
Restructuring charges	143	52	14
Costs related to the acquisition and integration of Diversey	7	65	—
Special items*	1,933	25	—
Non-U.S. GAAP adjusted operating profit	**$ 666**	**$ 571**	**$ 549**

The following is a reconciliation of U.S. GAAP net (loss) earnings as reported to non-U.S. GAAP EBITDA and Adjusted EBITDA.

	Year Ended December 31,		
	2012	**2011**	**2010**
Net (loss) earnings	**$(1,610)**	**$ 138**	**$ 256**
Interest expense	385	217	162
Income tax (benefit) provision	(262)	59	87
Depreciation and amortization	321	212	185
EBITDA	**(1,166)**	**626**	**690**
Profit sharing expense	19	19	18
Special items*	2,143	139	42
Adjusted EBITDA	**$ 996**	**$ 784**	**$ 750**

The following is a reconciliation of U.S. GAAP net (loss) earnings as reported to non-U.S. GAAP adjusted net earnings and U.S. GAAP diluted net earnings per common share as reported to non-U.S. GAAP adjusted net earnings per common share.

	Year Ended December 31,		
	2012	**2011**	**2010**
Net (loss) earnings	**$(1,610)**	**$ 138**	**$ 256**
Special items	1,811	94	27
Adjusted net earnings	**$ 201**	**$ 232**	**$ 283**
Weighted average number of common shares outstanding—basic	192.8	185.4	158.3
Weighted average number of common shares outstanding—diluted	211.2	185.4	176.7
U.S. GAAP Diluted EPS	**$ (8.35)**	**$0.75**	**$1.44**
Non-U.S. GAAP Adjusted Diluted EPS	**$ 0.95**	**$1.26**	**$1.60**

*Special items represent certain one-time charges and/or gains. These charges and/or gains are not part of our ongoing business and are not expected to have a continuing impact on the consolidated statements of operations. For 2012, these special items primarily include impairment of goodwill and other intangible assets of $1.9 billion. For 2011, these special items primarily include charges related to legacy Diversey restructuring programs.

Sealed Air

FORM 10—K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-12139

SEALED AIR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**65-0654331** (I.R.S. Employer Identification Number)
200 Riverfront Boulevard, Elmwood Park, New Jersey (Address of principal executive offices)	**07407-1033** (Zip Code)

Registrant's telephone number, including area code: (201) 791-7600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.10 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of the last business day of the registrant's most recently completed second fiscal quarter, June 29, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $2,933,000,000, based on the closing sale price as reported on the New York Stock Exchange.

There were 194,595,896 shares of the registrant's common stock, par value $0.10 per share, issued and outstanding as of January 31, 2013.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement for its 2013 Annual Meeting of Stockholders, to be held on May 16, 2013, are incorporated by reference into Part II and Part III of this Form 10-K.

SEALED AIR CORPORATION AND SUBSIDIARIES

Table of Contents

PART I

Item 1.	Business	5
Item 1A.	Risk Factors	15
Item 1B.	Unresolved Staff Comments	31
Item 2.	Properties	32
Item 3.	Legal Proceedings	33
Item 4.	Mine Safety Disclosures	33
	Executive Officers of the Registrant	33

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	36
Item 6.	Selected Financial Data	39
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	40
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	69
Item 8.	Financial Statements and Supplementary Data	72
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	146
Item 9A.	Controls and Procedures	146
Item 9B.	Other Information	146

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	147
Item 11.	Executive Compensation	147
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	147
Item 13.	Certain Relationships and Related Transactions, and Director Independence	147
Item 14.	Principal Accounting Fees and Services	147

PART IV

Item 15.	Exhibits and Financial Statement Schedules	148
Signatures		155

Cautionary Notice Regarding Forward-Looking Statements

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning our business, consolidated financial condition and results of operations. All statements other than statements of historical facts included in this report regarding our strategies, prospects, financial condition, costs, plans and objectives are forward-looking statements. The U.S. Securities and Exchange Commission ("SEC") encourages companies to disclose forward-looking statements so that investors can better understand a company's future prospects and make informed investment decisions. Some of our statements in this report, in documents incorporated by reference into this report and in our future oral and written statements may be forward-looking. These statements reflect our beliefs and expectations as to future events and trends affecting our business, our consolidated financial condition and results of operations. These forward-looking statements are based upon our current expectations concerning future events and discuss, among other things, anticipated future financial performance and future business plans. Forward-looking statements are necessarily subject to risks and uncertainties, many of which are outside our control, that could cause actual results to differ materially from these statements. Forward-looking statements can be identified by such words as "anticipates," "believes," "plan," "assumes," "could," "should," "estimates," "expects," "intends," "potential," "seek," "predict," "may," "will" and similar expressions. Examples of these forward-looking statements include projections regarding our financial performance such as those in the "Components of Change in Net Sales" and "Cost of Sales" sections of our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

The following are important factors that we believe could cause actual results to differ materially from those in our forward-looking statements: the implementation of our Settlement agreement regarding the various asbestos-related, fraudulent transfer, successor liability, and indemnification claims made against the Company arising from a 1998 transaction with W. R. Grace & Co.; global economic and political conditions; credit ratings; changes in raw material pricing and availability; changes in energy costs; competitive conditions and contract terms; currency translation and devaluation effects, including in Venezuela; the success of our financial growth, profitability, cash generation and manufacturing strategies and our cost reduction and productivity efforts; the effects of animal and food-related health issues; pandemics; consumer preferences; environmental matters; regulatory actions and legal matters; successful integration and the other information referenced below under Item 1A, "Risk Factors." Except as required by the federal securities laws, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-U.S. GAAP Information

In our MD&A, we present financial information in accordance with Generally Accepted Accounting Principles in the United States of America, ("U.S. GAAP"). In addition, we present financial information that does not conform to U.S. GAAP, which we refer to as non-U.S. GAAP, as our management believes it is useful to investors. In addition, non-U.S. GAAP measures are used by management to review and analyze our operating performance and, along with other data, as internal measures for setting annual budgets and forecasts, assessing financial performance, providing guidance and comparing our financial performance with our peers. The non-U.S. GAAP information has limitations as an analytical tool and should not be considered in isolation from or as a substitute for U.S. GAAP information. It does not purport to represent any similarly titled U.S. GAAP information and is not an indicator of our performance under U.S. GAAP. Further, non-U.S. GAAP financial measures that we present may not be comparable with similarly titled measures used by others. Investors are cautioned against placing undue reliance on these non-U.S. GAAP measures. Further, investors are urged to review and consider carefully the adjustments made by management to the most directly comparable U.S. GAAP financial measure to arrive at these non-U.S. GAAP financial measures.

Our management may assess our financial results, such as gross profit, operating profit and diluted net earnings per common share ("EPS"), both on a U.S. GAAP basis and on an adjusted non-U.S. GAAP basis. Examples of some other supplemental financial metrics our management will also use to assess our financial performance include Earnings before Interest Expense, Taxes, Depreciation and Amortization ("EBITDA"), Adjusted EBITDA and Adjusted EPS. These non-U.S. GAAP financial measures provide management with additional means to understand and evaluate the core operating results and trends in our ongoing business by eliminating certain one-time expenses and/or gains (which may not occur in each period presented) and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and peers more difficult, obscure trends in ongoing operations or reduce management's ability to make useful forecasts. Our non-U.S. GAAP financial measures may also be considered in calculations of our performance measures set by the Organization and Compensation Committee of our Board of Directors for purposes of determining incentive compensation.

The non-U.S. GAAP financial metrics mentioned above exclude items we consider unusual or special items and also exclude their related tax effects. We evaluate the unusual or special items on an individual basis. Our evaluation of whether to exclude an unusual or special item for purposes of determining our non-U.S. GAAP financial measures considers both the quantitative and qualitative aspects of the item, including, among other things (i) its nature, (ii) whether or not it relates to our ongoing business operations, and (iii) whether or not we expect it to occur as part of our normal business on a regular basis.

Another non-U.S GAAP financial metric we present is our core income tax provision and/or core tax rate. Our core taxes are measures of our U.S. GAAP reported effective tax rate, which is adjusted for the same items applicable to our core taxes that are excluded from our adjusted net earnings and adjusted EPS metrics. We consider our core taxes as an indicator of the taxes on our core business. The tax situation and effective tax rate of a specific country where the excluded or special items occur will determine the impact (positive or negative) on our core taxes.

In our "Highlights of Financial Performance," "Net Sales by Segment Reporting Structure," "Net Sales by Geographic Region" and in some of the discussions and tables that follow, we exclude the impact of foreign currency translation when presenting net sales information, which we define as "constant dollar." Changes in net sales excluding the impact of foreign currency translation are non-U.S. GAAP financial measures. As a worldwide business, it is important that we take into account the effects of foreign currency translation when we view our results and plan our strategies. Nonetheless, we cannot directly control changes in foreign currency exchange rates. Consequently, when our management looks at net sales to measure the performance of our business, we typically exclude the impact of foreign currency translation from net sales. We also may exclude the impact of foreign currency translation when making incentive compensation determinations. As a result, our management believes that these presentations may be useful to investors.

PART I

Item 1. *Business*

Sealed Air Corporation, a corporation organized under the laws of Delaware, is a global leader in food safety and security, facility hygiene and product protection. We serve an array of end markets including food and beverage processing, food service, retail, health care and industrial, commercial and consumer applications. We have widely recognized and inventive brands such as Bubble Wrap® brand cushioning, Cryovac® brand food packaging solutions and Diversey® brand cleaning and hygiene solutions. Our focus is on achieving net sales growth through geographic expansion, new and expanded relationships with customers and demonstrating the strength of our sustainability value proposition.

Sealed Air was founded in 1960. We conduct substantially all of our business through three wholly-owned subsidiaries, Cryovac, Inc., Sealed Air Corporation (US) and Diversey, Inc. ("Diversey"). Throughout this Annual Report on Form 10-K, when we refer to "Sealed Air," the "Company," "we," "us" or "our," we are referring to Sealed Air Corporation and all of our subsidiaries, except where the context indicates otherwise. Please refer to Part II, Item 8, "Financial Statements and Supplementary Data" for financial information about the Company and its subsidiaries, which is incorporated herein by reference. Also, when we cross reference to a "Note," we are referring to our "Notes to Consolidated Financial Statements," unless the context indicates otherwise.

We are a leading global innovator in the applications we serve and we differentiate ourselves through our:

- extensive global reach, by which we leverage our strengths across our operations in 62 countries to reach customers in over 175 countries;
- approximately 25,000 employees representing industry-leading expertise in packaging design, sales, service and engineering, hygiene and sanitation solutions, and in food science;
- leading brands, such as our Bubble Wrap® brand cushioning, Jiffy® protective mailers, Instapak® foam-in-place systems, Cryovac® packaging technology, and Diversey® and TASKI® brand cleaning and hygiene solutions;
- technology leadership with an emphasis on proprietary technologies;
- total systems offering that includes specialty materials and formulations, equipment systems and services; and
- solid cash flow generation from premium solutions to meet our customers' needs, productivity improvements, working capital management and an asset-light business model.

In 2012, our operations generated approximately 65% of our revenue from outside the United States, including approximately 24% of our revenue from developing regions. These developing regions are Africa, Asia (excluding Japan and South Korea), Central and Eastern Europe, and Latin America.

Recent Events

Impairment of Goodwill and Other Intangible Assets

During 2012, we recorded non-cash charges for impairment of goodwill and other intangible assets totaling $1.9 billion. This impairment does not result in any future cash expenditures, impact liquidity, affect the ongoing business or financial performance of the Company, or impact compliance with our debt covenants. See Note 8, "Goodwill and Identifiable Intangible Assets," for further discussion of our goodwill and identifiable intangible assets.

New Segment Structure

During the fourth quarter of 2012, we began to operate under three new business divisions for our segment reporting structure: Food & Beverage, Institutional & Laundry and Protective Packaging, and an "Other" category, which includes our Medical Applications and New Venture Businesses. This new structure replaced our legacy seven business unit structure. See "Segments" below for further details of our segment structure.

Issuance of 6.50% Senior Notes due 2020

On November 28, 2012, we completed an offering of $425 million aggregate principal amount of 6.50% senior notes due 2020 (the "2020 Notes"). We used the net proceeds of the offering, along with cash on hand, to purchase all of our outstanding $400 million 5.625% Senior Notes due 2013 (the "2013 Notes") pursuant to a tender offer for an aggregate purchase price of $421 million plus accrued and unpaid interest. See Note 12, "Debt and Credit Facilities" for further details of our senior notes activities.

Sale of Diversey G.K.

On November 14, 2012, we completed the sale Diversey G.K. ("Diversey Japan"), an indirect subsidiary of Diversey, Inc. to an investment vehicle of The Carlyle Group ("Carlyle") for gross proceeds of $323 million, including certain purchase price adjustments. After transaction costs of $10 million, we used substantially all of the net proceeds of $313 million to prepay a portion of our term loans outstanding under our senior secured credit facilities. We recorded a pre-tax gain on the sale of $211 million ($179 million net of tax) which is included in net gain on sale of discontinued operations in the consolidated statement of operations for the year ended December 31, 2012.

The operating results of Diversey Japan were reclassified to discontinued operations, net of tax, on the consolidated statements of operations for the years ended December 31, 2012 and 2011, and the assets and liabilities of the Diversey Japan operations were reclassified to assets and liabilities held for sale as of December 31, 2011. See Note 3, "Divestiture," for details of our sale of Diversey Japan.

Amended Credit Facility

We amended and refinanced our credit facility to (a) reduce Term Loan B interest rates, (b) gain additional flexibility on financial covenant, and (c) amend certain other terms. See Note 12, "Debt and Credit Facilities," for further details of our amended credit facility.

Quarterly Cash Dividends

We declared and paid quarterly cash dividends of $0.13 per common share on March 16, 2012 to stockholders of record at the close of business on March 2, 2012, on June 15, 2012 to stockholders of record at the close of business on June 1, 2012, on September 14, 2012 to stockholders of record at the close of business on August 31, 2012 and on December 14, 2012 to stockholders of record at the close of business on November 30, 2012. We used available cash totaling $101 million to pay these quarterly cash dividends.

On February 14, 2013, our Board of Directors declared a quarterly cash dividend of $0.13 per common share payable on March 15, 2013 to stockholders of record at the close of business on March 1, 2013. The estimated amount of this dividend payment is $25 million based on 195 million shares of our common stock issued and outstanding as of January 31, 2013.

Our Business Strategies

We seek to enhance our position as a leading global provider of innovative packaging and hygiene solutions that our customers use to improve safety, efficiency and sustainability within their operations by focusing on six strategic priorities:

1. **Maintaining and extending our technological leadership, expertise and our sustainability value proposition:**

   We continue to expand our presence in both existing and new end market applications by focusing on innovative products and solutions that bring measurable, sustainable value to our customers while also meeting the demands for cost and performance. Our solutions enhance topline growth for customers; reduce costs through operational efficiency, water reduction and waste prevention; and mitigate risks.

   As part of our SmartLife™ initiative, we look beyond the single product or service to consider the value chain where the solution is part of a broader lifecycle involving sourcing, distribution, use and even disposal. In addition, we will leverage the value our internal expertise brings to customers to generate new revenue streams and greater profitability.

2. **Better aligning ourselves with the right customers and markets:**

   As part of our ongoing business portfolio review, we are committed to identifying earlier and more definitively those customers and markets that offer us the best opportunity to deliver value added solutions and services that are sufficiently differentiated and valued in the marketplace. In addition, we are committed to leveraging our strengths to enhance our position with our food and beverage customers. By doing so, we improve access to a more secure food supply chain – one that is safer and more nutritious; more efficient and less wasteful.

3. **Accelerating our penetration and rate of growth in developing regions:**

   With an international focus and extensive geographic footprint aligned to our greatest growth opportunities, we will combine our local market knowledge with our broad portfolio and strengths in innovation and customer service to grow in developing regions. Urbanization, global trade, increased protein consumption and the ongoing conversion to safer and hygienically packaged foods and goods are key secular trends that underpin our confidence in our ability to grow rapidly in these parts of the world.

4. **Focusing on cash flow generation and improved return on assets:**

   We are focused on generating substantial operating cash flow from our existing business so that we can continue to invest in new products and technologies, deleverage our balance sheet, continue to pay a dividend, and support growth in our share price. We believe our ongoing process of critically analyzing our business portfolio and reallocating technical, human, and capital resources to the most promising market sectors from those sectors that are less strategic or have a lower level of financial performance, will enhance our free cash flow generation performance and result in a higher return on assets, thus improving shareholder value.

5. **Optimizing our cost base and operations to maximize profitability:**

   The size and scale of our global operations affords us a continuing opportunity to derive greater supply chain efficiencies by leveraging our purchasing power, optimizing our manufacturing and logistics footprint, improving our internal processes, and reducing complexity and cost. In addition to reducing the cost of our supply chain operations, we continue to focus on adapting the cost structure of our customer facing and back-office operations to the appropriate level required to adequately support our external customer base and run the business effectively.

6. **Developing our people:**

   We recognize that a core strength of our business is our people. Therefore, we will continue to invest in the development of key skills in our diverse workforce while improving our ability to attract and retain new employees when we identify gaps in the current workforce.

Segments

During the fourth quarter of 2012, we began to operate under three new business divisions for our segment reporting structure. This new structure replaced our legacy seven business unit structure. Additionally, we report our regional results using the following regions: North America, Europe, Latin America, AMAT ("Asia, Middle East, Africa and Turkey") and Japan/Australia/New Zealand.

Our new segment reporting structure, which we also refer to as "divisions," reflects the way management now makes operating decisions and manages the growth and profitability of the business. It also corresponds with management's current approach of allocating resources and assessing the performance of our segments. We report our segment in accordance with the provision of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 280, "Segment Reporting."

Our new reportable segments are:

1. Food & Beverage;

2. Institutional & Laundry; and

3. Protective Packaging.

Our Other category includes:

(a) Medical Applications; and

(b) New Ventures.

Additional financial information concerning our reportable segments appears in Note 5, "Segments."

Descriptions of the Reportable Segments and Other Category

Food & Beverage ("F&B") Segment

The F&B division combines Sealed Air's legacy Food Packaging and Food Solutions packaging businesses with Diversey's legacy Food & Beverage hygiene solutions business. This division focuses on providing processors, retailers and food service operators a broad range of integrated system solutions that improve the management of contamination risk and facility hygiene during the food and beverage production process, extend product shelf life through packaging technologies, and improve merchandising, ease-of-use, and back-of-house preparation processes. Our systems are designed to be turn-key and reduce customers' total operating costs through improved operational efficiencies and reduced food waste, as well as lower water and energy use. As a result, processors are able to produce and deliver their products more cost-effectively, safely, efficiently, and with greater confidence through their supply chain with a trusted partner.

The business largely serves perishable food and beverage processors predominately in fresh and processed meats, dairy (solids and liquids) and beverages worldwide, and maintains a leading position in the applications it targets. Solutions are marketed under the Cryovac® and Diversey™ trademarks and under sub-brands such as Cryovac Grip & Tear®, Cryovac Mirabella®, Simple Steps®, Secure Check, AquaCheck and EnergyCheck.

Packaging solutions incorporate equipment systems that are frequently integrated into customers' operations, consumables such as advanced flexible films, absorbent materials and trays, and a variety of pre- and post-sale services. Packaging equipment systems can incorporate various options for loading, filling and dispensing, and will also accommodate certain retort and aseptic processing conditions. Equipment solutions supported include vacuum shrink bag systems, flow-vac, thermoforming, skin, tray/lid and vertical pouch packaging systems. Services include graphic design, printing, training, field quality assurance and remote diagnostics. Facility hygiene solutions include clean-in-place and open plant systems that integrate cleaning chemicals, lubricants, floor care equipment and cleaning tools. Also offered are a wide range of value-added services such as application and employee training and auditing of hygiene, water and energy management to improve the operational efficiency of customers' processes and their cleaning efficacy.

F&B focuses on providing comprehensive systems which protect our customers' products while adding value through increasing operational efficiency and reducing waste throughout the entire food and beverage supply chain. F&B will partner with customers to provide integrated packaging and hygiene solutions that will consistently deliver food safety, shelf life extension, total cost optimization and innovative packaging formats which will enable our customers to enhance their brands in the marketplace.

Institutional & Laundry ("I&L") Segment

The I&L division represents the broad offering of Diversey™-branded total integrated system solutions for facility hygiene, food safety and security in food service operations, and infection control to customers worldwide. The division is focused on serving five key institutional and industrial sectors globally, which include: food service operators, lodging and laundry establishments, facility management and building service contractors, retail outlets, and healthcare facilities.

I&L integrates cleaning chemicals, floor care equipment, cleaning tools, and a wide range of value-added services based on extensive expertise, including application and employee training, auditing of hygiene and appearance, food safety services, and water and energy management to improve the operational efficiency of customers' processes and mitigate risk by improving their cleaning methods and reducing the overall environmental footprint of commercial and industrial facilities. These solutions address kitchen hygiene, floor care, housekeeping and restroom care, and professional laundry. The range of Diversey-branded solutions includes fully integrated lines of products and dispensing systems for hard surface cleaning, disinfecting and sanitizing, hand washing, deodorizing, ware washing, hard surface and carpeted floor cleaning systems, cleaning tools and utensils, and fabric care for professional laundry applications that are comprised of detergents, stain removers, bleaches and a broad range of dispensing equipment for process control and management information systems.

I&L is focused on growth in developing regions, where increased urbanization and greater sanitation and hygiene requirements provide growth opportunities with regional and multinational customers across its five targeted market sectors. The business is also focused on expanding its market presence by increasing the measurable value its extensive expertise, integrated solutions and global footprint can provide for large corporate and international accounts.

Protective Packaging Segment

This division combines Sealed Air's legacy Protective Packaging, Shrink Packaging and the engineered foam portion of the legacy Specialty Materials businesses to provide customers a broad portfolio of protective packaging systems designed for use across a range of applications and industries globally. This division provides customers with a versatile range of protective packaging solutions to meet cushioning, void fill, positioning/ block-and-bracing, surface protection, retail display, containment and dunnage needs. Solutions are marketed under industry-leading brands that include Bubble Wrap® and Air Cap® air cellular packaging, Cryovac® performance shrink films, Instapak® polyurethane foam packaging systems, Jiffy® mailers, and Korrvu® suspension and retention packaging and sustainable offers in PakNatural® Loose fill and Restore™ Mushroom Molded Shapes packaging. Solutions are sold globally and supported by a network of 30 ASTM-approved protective packaging design and testing centers, and one of the industry's largest sales and service team.

Today, Protective Packaging solutions are largely sold through business supply distribution that sells to business/industrial end-users representing over 400 SIC codes. Additionally, solutions are sold directly to fabricators, OEMs/contract manufacturers, e-commerce/fulfillment operations, and at retail centers, where Protective Packaging offers select products for consumer use.

Protective Packaging is focused on sustainability, growth in developing regions, advancements in material science, automation and user ease-of-use interface and features.

Other

We also focus on growth by utilizing our technologies in new market segments. This category includes our medical applications and new ventures businesses.

Medical Applications

The goal of our Medical Applications business is to provide solutions offering superior protection and reliability to the medical, pharmaceutical and medical device industries. We sell medical applications products directly to medical device manufacturers and pharmaceutical companies and to the contract packaging firms that supply them. Medical Applications is focused on growth in the medical device and pharmaceutical solutions packaging markets, utilizing the global brands of Nexcel® and Nelipak®. Our core product lines include customer designed rigid and flexible packaging materials for medical and drug delivery devices, specialty component films for ostomy and colostomy bags and PVC free film to package pharmaceutical solutions.

New Ventures

Our New Ventures business includes several development and innovative projects. These include technologies and solutions sourced from renewable materials, proprietary process technologies that have opportunity for application within our manufacturing processes and for future licensing, and equipment systems that offer an automated packaging service for high-volume fulfillment or pick-and-pack operators.

Outsourced Products

In addition to net sales from products produced in our facilities, we also sell products fabricated by other manufacturers, which we refer to as "outsourced products." We have strategically opted to use third-party manufacturers for technically less complex products and selected equipment in order to offer customers a broader range of solutions. We have benefited from this strategy with increased net sales and operating profit requiring minimal capital expenditures.

During 2012, total outsourced products sales represented approximately 21% of total net sales, of which 34% related to our F&B division, 61% related to our I&L division and 5% related to our Protective Packaging division. During 2011, total outsourced products sales represented approximately 11% of total net sales in 2011, of which 47% related to our F&B division, 39% related to our I&L division and 14% related to our Protective Packaging division.

Global Operations

We operate through our subsidiaries and have a presence in the United States and the 61 other countries listed below, enabling us to distribute our products to our customers in over 175 countries.

Argentina	Czech Republic	India	Mexico	Portugal	Switzerland
Australia	Denmark	Indonesia	Morocco	Romania	Taiwan
Austria	Dominican Republic	Ireland	Netherlands	Russia	Thailand
Barbados	Egypt	Israel	New Zealand	Singapore	Turkey
Belgium	Finland	Italy	Nigeria	Slovakia	Ukraine
Brazil	France	Jamaica	Norway	Slovenia	United Arab Emirates
Canada	Germany	Japan	Pakistan	South Africa	United Kingdom
Chile	Greece	Kenya	Peru	South Korea	Uruguay
China	Guatemala	Luxembourg	Philippines	Spain	Venezuela
Colombia	Hungary	Malaysia	Poland	Sweden	Vietnam
Costa Rica					

In maintaining our foreign operations, we face risks inherent in these operations, such as currency fluctuations, inflation and political instability. Information on currency exchange risk appears in Part II, Item 7A of this Annual Report on Form 10-K, which information is incorporated herein by reference. Other risks attendant to our foreign operations are set forth in Part I, Item 1A. "Risk Factors," of this Annual Report on Form 10-K, which information is incorporated herein by reference. Information on the impact of currency exchange on our consolidated financial statements appears in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Financial information showing net sales and total long-lived assets by geographic region for each of the three years ended December 31, 2012 appears in Note 4, "Segments," which information is incorporated herein by reference. We maintain programs to comply with the various laws, rules and regulations related to the protection of the environment that we may be subject to in the many countries in which we operate. See "Environmental Matters," below.

Employees

As of December 31, 2012, we had approximately 25,000 employees worldwide. Approximately 7,000 of these employees were in the U.S., with approximately 150 of these employees covered by collective bargaining agreements. Of the approximately 18,000 employees who were outside the U.S., approximately 5,800 were covered by collective bargaining agreements. Outside of the U.S., many of the covered employees are represented by works councils or industrial boards, as is customary in the jurisdictions in which they are employed. We believe that our employee relations are satisfactory.

Marketing, Distribution and Customers

At December 31, 2012, we employed approximately 8,400 sales, marketing and customer service personnel throughout the world who sell and market our products to and through a large number of distributors, fabricators, converters, e-commerce and mail order fulfillment firms, and contract packaging firms as well as directly to end-users such as food processors, foodservice businesses, supermarket retailers, lodging, retail, pharmaceutical companies, health care facilities, medical device manufacturers, and other manufacturers.

To support our F&B and New Ventures customers, we operate three Packforum® innovation and learning centers that are located in the U.S., France, and China. At Packforum® Centers, we assist customers in identifying the appropriate packaging materials and systems to meet their needs. We also offer ideation services, educational seminars, employee training and customized graphic design services to our customers.

To assist our marketing efforts for our Protective Packaging products and to provide specialized customer services, we operate 30 industrial Package Design Centers (PDC's) worldwide within our facilities. These PDC's are staffed with professional packaging engineers and outfitted with drop-testing and other equipment used to develop, test and validate cost-effective package designs to meet each protective packaging customer's needs.

To support our equipment systems and the marketing of our totals systems solutions, we provide field technical services to our customers worldwide. These services include system installation, integration and monitoring systems, repair and upgrade, operator training in the efficient use of our systems, qualification of various consumable and system combinations, and equipment layout and design.

For our medical application customers, we offer two cleanroom contract assembly and packaging facilities in two countries, as well as a packaging validation lab.

Our F&B applications are largely sold direct, while our most of our Protective Packaging products and a portion of our I&L products and solutions are sold through business supply distributors.

We have no material long-term contracts for the distribution of our products. In 2012, no customer or affiliated group of customers accounted for 10% or more of our consolidated net sales.

Seasonality

Historically, net sales in our F&B segment have tended to be slightly lower in the first quarter and slightly higher towards the end of the third quarter through the fourth quarter, due to holiday events. Net sales in our I&L segment have tended to be slightly lower in the first quarter, second quarter sales represent a modest seasonal increase due to higher occupancy rates in European lodging, and the third and fourth quarters of the year are relatively the same level as the second quarter. Net sales in our Protective Packaging segment have also tended to be slightly lower in the first quarter and higher in the mid-third quarter and through the fourth quarter due to the holiday shopping season. On a consolidated basis, there is little seasonality in the business, with net sales slightly lower in the first quarter and slightly higher towards the end of the third quarter through the fourth quarter. Our consolidated net earnings typically trend directionally the same as our net sales seasonality. Cash flow from operations has tended to be lower in the first quarter and higher in the fourth quarter, reflecting seasonality of sales and working capital changes, including the timing of certain annual incentive compensation payments.

Other factors may outweigh the effects of seasonal changes in our net earnings results including, but not limited to, changes in raw materials and other costs, foreign exchange rates, interest rates, taxes and the timing and amount of acquisition synergies and restructuring and other non-recurring charges.

Competition

Competition for most of our packaging products is based primarily on packaging performance characteristics, service and price. There are also other companies producing competing products that are well-established. Since competition is also based upon innovations in packaging technology, we maintain ongoing research and development programs to enable us to maintain technological leadership. We invest approximately double the industry average on research and development as a percentage of net sales per year as compared with our packaging peers.

There are other manufacturers of F&B products, some of which are companies offering similar products that operate across regions and others that operate in a single region or single country. Competing manufacturers produce a wide variety of food packaging based on plastic, metals and other materials. We believe that we are one of the leading suppliers of (i) flexible food packaging materials and related systems in the principal geographic areas in which we offer those products, (ii) barrier trays for case-ready meat products in the principal geographic areas in which we offers those trays, and (iii) absorbent pads for food products to supermarkets and to meat and poultry processors in the United States.

Our F&B hygiene solutions and I&L solutions face a wide spectrum of competitors across each product category. Competition is both global and regional in scope and includes numerous small, local competitors with limited product portfolios and geographic reach. We compete globally on premium product offerings and application expertise, innovative product and dispensing equipment offerings, value-added solution delivery, and strong customer service and support. We differentiate our offerings from competitors by becoming the preferred partner to our customers, and by providing innovative, industry-leading products to make their facilities safer and healthier for both maintenance staff and building occupants. We believe our integrated solutions approach, which includes the supply of machines, tools, chemicals, processes and training to customers to drive productivity improvements, reduces risk of food safety events and improve infection control to reduce health care acquired infections, is a unique competitive strength. Additionally, the quality, ease of use and environmental profile of our products are unique and have helped support long-standing, profitable relationships with many top customers.

Our Protective Packaging products compete with similar products made by other manufacturers and with a number of other packaging materials that customers use to provide protection against damage to their products during shipment and storage. Among the competitive materials are various forms of paper packaging products, expanded plastics, corrugated die cuts, strapping, envelopes, reinforced bags, boxes and other containers, and various corrugated materials, as well as various types of molded foam plastics, fabricated foam plastics, mechanical shock mounts, and wood blocking and bracing systems. We believe that we are one of the leading suppliers of air cellular cushioning materials containing a barrier layer, inflatable packaging, suspension and retention packaging, shrink films for industrial and commercial applications, protective mailers, polyethylene foam and polyurethane foam packaging systems in the principal geographic areas in which we sell these products.

Competition for most of our Medical Applications products is based primarily on performance characteristics, service and price. Technical design capability is an additional competitive factor for the rigid packaging offered by the Medical Applications business.

Raw Materials and Sourcing

Suppliers provide raw materials, packaging components, equipment, accessories and contract manufactured goods. Our principal raw materials are polyolefin and other petrochemical-based resins and films, caustic soda, solvents, waxes, phosphates, surfactants, chelates, fragrances and paper and wood pulp products. These raw materials represent approximately 40% of our consolidated cost of sales. We also purchase corrugated materials, cores for rolls of products such as films and Bubble Wrap® brand cushioning, inks for printed materials, bag-in-the-box containers, bottles, drums, pails, totes, aerosol cans, caps, triggers, valves, and blowing agents used in the expansion of foam packaging products. In addition, we offer a wide variety of specialized packaging equipment, some of which we manufacture or have manufactured to our specifications, some of which we assemble and some of which we purchase from suppliers. Equipment and accessories include industrial and food packaging equipment, dilution-control warewashing and laundry equipment, floor care machines and items used in the maintenance of a facility such as air care dispensers, floor care applicators, microfiber mops and cloths, buckets, carts and other cleaning tools and utensils.

The vast majority of the raw materials required for the manufacture of our products and all components related to our equipment and accessories generally have been readily available on the open market, in most cases are available from several suppliers and are available in amounts sufficient to meet our manufacturing requirements. However, we have some sole-source suppliers, and the lack of availability of supplies could have a material negative impact on our consolidated financial condition or results of operations. Natural disasters such as hurricanes, as well as political instability and terrorist activities, may negatively impact the production or delivery capabilities of refineries and natural gas and petrochemical suppliers and suppliers of other raw materials. Due to by-product/co-product chemical relationships to the automotive and housing markets, several materials may become difficult to source. These factors could lead to increased prices for our raw materials, curtailment of supplies and allocation of raw materials by our suppliers. We source some materials used in our packaging products from materials recycled in our manufacturing operations or obtained through participation in recycling programs. Although we purchase some raw materials under long-term supply arrangements with third parties, these arrangements follow market forces and are in line with our overall global sourcing strategy, which seeks to balance the cost of acquisition and availability of supply.

We have a centralized supply chain organization, which includes the centralized management of procurement and logistic activities. Our objective is to leverage our global scale to achieve sourcing efficiencies and reduce our total delivered cost across all our regions. We do this while adhering to strategic performance metrics and stringent sourcing practices.

Research and Development Activities

We maintain a continuing effort to develop new products and improve our existing products and processes, including developing new packaging, non-packaging and chemical equipment and applications using our intellectual property. From time to time, we also acquire and commercialize new packaging and other products or techniques developed by others. Our research and development projects rely on our technical capabilities in the areas of food science, materials science, chemistry, package design and equipment engineering. Our research and development expense was $135 million in 2012, $105 million in 2011 and $88 million in 2010.

Our research and development activities are focused on end-use application. As a result, we operate:

- two food science laboratories located in the U.S. and Italy;
- 30 industrial Package Design Centers worldwide, which are located within our Protective Packaging facilities. These centers develop, test and validate cost-effective package designs;
- six research and development laboratories focused on the development of cleaning and sanitation formulations, which are located in the U.S., Germany, the Netherlands, Switzerland, India and Brazil;
- eight equipment design centers in the U.S., Germany, Switzerland and the U.K. that focus on equipment and parts design and innovation to support the development of comprehensive systems solutions;
- two medical rigids packaging design centers in the U.S. and the Netherlands; and
- one medical device packaging validation laboratory in the Netherlands.

Patents and Trademarks

We are the owner or licensee of an aggregate of over 4,900 United States and foreign patents and patent applications, as well as an aggregate of over 9,300 United States and foreign trademark registrations and trademark applications that relate to many of our products, manufacturing processes and equipment. We believe that our patents and trademarks collectively provide a competitive advantage. As such, each year we continue to file, in the aggregate, an average of 320 United States and foreign patent applications and 325 United States and foreign trademark applications. None of our reportable segments is dependent upon any single patent or trademark alone. Rather, we believe that our success depends primarily on our sales and service, marketing, engineering and manufacturing skills and on our ongoing research and development efforts. We believe that the expiration or unenforceability of any of our patents, applications, licenses or trademark registrations would not be material to our business or consolidated financial condition.

Environmental, Health and Safety Matters

As a manufacturer, we are subject to various laws, rules and regulations in the countries, jurisdictions and localities in which we operate. These cover: the safe storage and use of raw materials and production chemicals;

the release of materials into the environment; standards for the treatment, storage and disposal of solid and hazardous wastes; or otherwise relate to the protection of the environment. We review environmental, health and safety laws and regulations pertaining to our operations and believe that compliance with current environmental and workplace health and safety laws and regulations has not had a material effect on our capital expenditures or consolidated financial condition.

In some jurisdictions in which our packaging products are sold or used, laws and regulations have been adopted or proposed that seek to regulate, among other things, minimum levels of recycled or reprocessed content and, more generally, the sale or disposal of packaging materials. In addition, customer demand continues to evolve for packaging materials that incorporate renewable materials or that are otherwise viewed as being "environmentally sound." Our new venture activities, described above, include the development of packaging products from renewable resources. We maintain programs designed to comply with these laws and regulations, to monitor their evolution, and to meet this customer demand. One advantage inherent in many of our products is that thin, lightweight packaging solutions reduce waste and transportation costs in comparison to available alternatives. We continue to evaluate and implement new technologies in this area as they become available.

Various federal, state, local and foreign laws and regulations regulate some of our products and require us to register certain products and comply with specified requirements. In the United States, we must register our sanitizing and disinfecting products with the U.S. Environmental Protection Agency ("EPA"). We are also subject to various federal, state, local and foreign laws and regulations that regulate products manufactured and sold by us for controlling microbial growth on humans, animals and processed foods. In the United States, these requirements are generally administered by the U.S. Food and Drug Administration ("FDA"). To date, the cost of complying with product registration requirements and FDA compliance has not had a material adverse effect on our business, financial condition, results of operations or cash flows.

We also support our customers' interests in eliminating waste by offering or participating in collection programs for some of our products or product packaging and for materials used in some of our products. When possible, materials collected through these programs are reprocessed and either reused in our protective packaging operations or offered to other manufacturers for use in other products. In addition, gains that we have made in internal recycling programs have allowed us to improve our net raw material yield, thus mitigating the impact of resin costs, while lowering solid waste disposal costs and controlling environmental liability risks associated with waste disposal.

Our emphasis on environmental, health and safety compliance provides us with risk reduction opportunities and cost savings through asset protection and protection of employees. Our website, *www.sealedair.com,* contains additional detailed information about our corporate citizenship initiatives.

Available Information

Our Internet address is *www.sealedair.com.* We make available, free of charge, on or through our website at *www.sealedair.com*, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports that we file or furnish pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the Securities and Exchange Commission.

Item 1A. *Risk Factors*

Introduction

The risks described below should be carefully considered before making an investment decision. These are the most significant risk factors, but they are not the only risk factors that should be considered in making an investment decision. This Form 10-K also contains and may incorporate by reference forward-looking statements that involve risks and uncertainties. See the "Cautionary Notice Regarding Forward-Looking Statements," in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Form 10-K. Our business, consolidated financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and investors in our securities may lose all or part of their investment.

Weakened global economic conditions have had and could continue to have an adverse effect on our consolidated financial condition and results of operations.

Weakened global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, the recent global economic downturn has adversely impacted some of our end-users and customers, such as food processors, distributors, supermarket retailers, hotels, restaurants, retail establishments, other retailers, business service contractors and e-commerce and mail order fulfillment firms, and other end-users that are particularly sensitive to business and consumer spending.

During economic downturns or recessions, there can be a heightened competition for sales and increased pressure to reduce selling prices as our customers may reduce their volume of purchases from us. If we lose significant sales volume or reduce selling prices significantly, then there could be a negative impact on our consolidated financial condition or results of operations, profitability and cash flows.

Also, reduced availability of credit may adversely affect the ability of some of our customers and suppliers to obtain funds for operations and capital expenditures. This could negatively impact our ability to obtain necessary supplies as well as our sales of materials and equipment to affected customers. This also could result in reduced or delayed collections of outstanding accounts receivable.

The global nature of our operations exposes us to numerous risks that could materially adversely affect our consolidated financial condition and results of operations.

We operate in 62 countries, and our products are distributed in those countries as well as in other parts of the world. A large portion of our manufacturing operations are located outside of the United States and a majority of our net sales are generated outside of the United States. Operations outside of the United States, particularly operations in developing regions, are subject to various risks that may not be present or as significant for our U.S. operations. Economic uncertainty in some of the geographic regions in which we operate, including developing regions, could result in the disruption of commerce and negatively impact cash flows from our operations in those areas.

Risks inherent in our international operations include:

- foreign currency exchange controls and tax rates;
- foreign currency exchange rate fluctuations, including devaluations;
- the potential for changes in regional and local economic conditions, including local inflationary pressures;
- restrictive governmental actions such as those on transfer or repatriation of funds and trade protection matters, including antidumping duties, tariffs, embargoes and prohibitions or restrictions on acquisitions or joint ventures;
- changes in laws and regulations, including the laws and policies of the United States affecting trade and foreign investment;
- the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;
- variations in protection of intellectual property and other legal rights;

- more expansive legal rights of foreign unions or works councils;
- changes in labor conditions and difficulties in staffing and managing international operations;
- social plans that prohibit or increase the cost of certain restructuring actions;
- the potential for nationalization of enterprises or facilities; and
- unsettled political conditions and possible terrorist attacks against U.S. or other interests.

In addition, there are potential tax inefficiencies and tax costs in repatriating funds from our non-U.S. subsidiaries.

These and other factors may have a material adverse effect on our international operations and, consequently, on our consolidated financial condition or results of operations.

If the Settlement agreement (as defined in Note 18, "Commitments and Contingencies") is not implemented, we will not be released from the various asbestos-related, fraudulent transfer, successor liability, and indemnification claims made against us arising from a 1998 transaction with Grace (as defined below). We do not control the timing of the cash payment required from us under the Settlement agreement. We are also a defendant in a number of asbestos-related actions in Canada arising from Grace's activities in Canada prior to the 1998 transaction.

On March 31, 1998, Sealed Air completed a multi-step transaction (the "Cryovac transaction") involving W.R. Grace & Co. ("Grace") which brought the Cryovac packaging business and the former Sealed Air's business under the common ownership of the Company. As part of that transaction, Grace and its subsidiaries retained all liabilities arising out of their operations before the Cryovac transaction (including asbestos-related liabilities), other than liabilities relating to Cryovac's operations, and agreed to indemnify the Company with respect to such retained liabilities. Since 2000, the Company has been served with a number of lawsuits alleging that, as a result of the Cryovac transaction, the Company is responsible for the alleged asbestos liabilities of Grace and its subsidiaries. While they vary, these suits all appear to allege that the transfer of the Cryovac business was a fraudulent transfer or gave rise to successor liability. On April 2, 2001, Grace and certain of its subsidiaries filed for Chapter 11 relief in the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). In connection with Grace's Chapter 11 case, the Bankruptcy Court issued orders dated May 3, 2001 and January 22, 2002, staying all asbestos actions against the Company. However, the official committees appointed to represent asbestos claimants in Grace's Chapter 11 case (the "Committees") received the court's permission to pursue fraudulent transfer and other claims against the Company and its subsidiary Cryovac, Inc. based upon the Cryovac transaction. This proceeding was brought in the U.S. District Court for the District of Delaware (the "District Court") (Adv. No. 02-02210).

On November 27, 2002, we reached an agreement in principle with the Committees to resolve the fraudulent transfer proceeding and all current and future asbestos-related claims made against us and our affiliates in connection with the Cryovac transaction. The Settlement agreement will also resolve the fraudulent transfer claims and successor liability claims, as well as indemnification claims by Fresenius Medical Care Holdings, Inc. and affiliated companies in connection with the Cryovac transaction. The parties to the agreement in principle signed the definitive Settlement agreement as of November 10, 2003 consistent with the terms of the agreement in principle. On June 27, 2005, the Bankruptcy Court signed an order approving the definitive Settlement agreement. Although Grace is not a party to the Settlement agreement, under the terms of the order, Grace is directed to comply with the Settlement agreement subject to limited exceptions. On September 19, 2008, Grace, the Official Committee of Asbestos Personal Injury Claimants, the Asbestos PI Future Claimants' Representative, and the Official Committee of Equity Security Holders (the "Equity Committee") filed, as co-proponents, a plan of reorganization (as filed and amended from time to time, the "PI Settlement Plan") and several exhibits and associated documents, including a disclosure statement, with the Bankruptcy Court. As filed, the PI Settlement Plan would provide for the establishment of two asbestos trusts under Section 524(g) of the

United States Bankruptcy Code to which present and future asbestos-related claims would be channeled. The PI Settlement Plan also contemplates that the terms of our definitive Settlement agreement will be incorporated into the PI Settlement Plan and that we will pay the amount contemplated by that agreement.

On January 31, 2011, the Bankruptcy Court entered a memorandum opinion (the "Bankruptcy Court Opinion") overruling certain objections to the PI Settlement Plan. On the same date, the Bankruptcy Court entered an order regarding confirmation of the PI Settlement Plan (the "Bankruptcy Court Confirmation Order"). As entered on January 31, 2011, the Bankruptcy Court Confirmation Order contained recommended findings of fact and conclusions of law, and recommended that the District Court approve the Confirmation Order, and that the District Court confirm the PI Settlement Plan and issue a channeling injunction under Section 524(g) of the Bankruptcy Code. Thereafter, on February 15, 2011, the Bankruptcy Court issued an order clarifying the Bankruptcy Court Opinion and the Bankruptcy Court Confirmation Order (the "Clarifying Order"). Among other things, the Clarifying Order provided that any references in the Bankruptcy Court Opinion and the Bankruptcy Court Confirmation Order to a recommendation that the District Court confirm the PI Settlement Plan were thereby amended to make clear that the PI Settlement Plan was confirmed and that the Bankruptcy Court was requesting that the District Court issue and affirm the Confirmation Order including the injunction under Section 524(g) of the Bankruptcy Code. On March 11, 2011, the Bankruptcy Court entered an order granting in part and denying in part a motion to reconsider the Bankruptcy Court Opinion filed by BNSF Railway Company (the "March 11 Order"). Among other things, the March 11 Order amended the Bankruptcy Court Opinion to clarify certain matters relating to objections to the PI Settlement Plan filed by BNSF.

Various parties appealed or otherwise challenged the Bankruptcy Court Opinion and the Bankruptcy Court Confirmation Order, including without limitation with respect to issues relating to releases and injunctions contained in the PI Settlement Plan.

On January 30, 2012, the District Court issued a memorandum opinion (the "Original District Court Opinion") and confirmation order (the "Original District Court Confirmation Order") overruling all objections to the PI Settlement Plan and confirming the PI Settlement Plan in its entirety (including the issuance of the injunction under Section 524(g) of the Bankruptcy Code). On February 3, 2012, Garlock Sealing Technologies LLC ("Garlock") filed a motion (the "Garlock Reargument Motion") with the District Court requesting that the District Court grant reargument, rehearing, or otherwise amend the Original District Court Opinion and the Original District Court Confirmation Order insofar as they overruled Garlock's objections to the PI Settlement Plan. On February 13, 2012, the Company, Cryovac, and Fresenius Medical Care Holdings, Inc. filed a joint motion (the "Sealed Air/Fresenius Motion") with the District Court. The Sealed Air/Fresenius Motion did not seek to disturb confirmation of the PI Settlement Plan but requested that the District Court amend and clarify certain matters in the Original District Court Opinion and the Original District Court Confirmation Order. Also on February 13, 2012, Grace and the other proponents of the PI Settlement Plan filed a motion (the "Plan Proponents' Motion") with the District Court requesting certain of the same amendments and clarifications sought by the Sealed Air/Fresenius Motion. On February 27, 2012, certain asbestos claimants known as the Libby Claimants" filed a response to the Sealed Air/Fresenius Motion and the Plan Proponents' Motion (the "Libby Response"). The Libby Response did not oppose the Sealed Air/Fresenius Motion or the Plan Proponents' Motion but indicated, among other things, that: (a) the Libby Claimants had reached a settlement in principle of their objections to the PI Settlement Plan but that this settlement had not become effective and (b) the Libby Claimants reserved their rights with respect to the PI Settlement Plan pending the effectiveness of the Libby Claimants' settlement. On April 20, 2012, as part of a more global settlement, Grace filed a motion with the Bankruptcy Court seeking, among other things, approval of settlements with the Libby Claimants and BNSF. The settlements with the Libby Claimants and BNSF were approved by order of the Bankruptcy Court dated June 6, 2012. Thereafter, the appeals of the Libby Claimants and BNSF with respect to the PI Settlement Plan were dismissed by orders of the United States Court of Appeals for the Third Circuit (the "Third Circuit Court of Appeals") dated September 24, 2012 and October 4, 2012. The District Court held a hearing on May 8, 2012, to consider the Garlock Reargument Motion. On May 29, 2012, Anderson Memorial Hospital ("Anderson Memorial") filed a motion seeking relief from, and reconsideration of, the Original District Court Opinion and the Original District Court Confirmation Order (the "Anderson Relief Motion"). In the Anderson Relief Motion, Anderson Memorial argued that a May 18, 2012, decision by the Third Circuit Court of Appeals in a case called Wright v. Owens-Corning undermined the District Court's conclusion that (a) the PI Settlement Plan was feasible and (b) the asbestos property damage injunction and trust included in the PI Settlement Plan were appropriate. Objections to the Anderson Relief Motion were filed by Grace and the other proponents of the PI Settlement Plan, and by the representative of future asbestos property damage claimants appointed in the Grace bankruptcy proceedings. On June 11, 2012, the District Court entered a consolidated order (the "Consolidated Order") granting the Sealed Air/Fresenius Motion, the Plan Proponents' Motion, and the Garlock Reargument Motion, and providing for amendments to the Original District Court Opinion and the Original District Court Confirmation Order. Although the Consolidated Order granted the Garlock Reargument Motion, it did not constitute the District Court's agreement with Garlock's objections to the PI Settlement Plan, which the District Court continued to overrule. Also on June 11, 2012, the District Court entered an amended memorandum opinion (the "Amended District Court Opinion") and confirmation order (the "Amended District Court Confirmation Order") overruling all objections to the PI Settlement Plan, reflecting amendments described in the Consolidated Order, and confirming the PI Settlement Plan in its entirety (including the issuance of the injunction under Section 524(g) of the Bankruptcy Code). Thereafter, on July 23, 2012, the District Court issued a memorandum opinion and an order denying the Anderson Relief Motion. Parties have appealed the Amended District Court Opinion and the Amended District Court Confirmation Order to the Third Circuit Court of Appeals.

If it becomes effective, the PI Settlement Plan may implement the terms of the Settlement agreement, but there can be no assurance that this will be the case notwithstanding the confirmation of the PI Settlement Plan by the Bankruptcy Court and the District Court. The terms of the PI Settlement Plan remain subject to amendment. Moreover, the PI Settlement Plan is subject to the satisfaction of a number of conditions which are more fully set forth in the PI Settlement Plan and include, without limitation, the availability of exit financing and the approval of the PI Settlement Plan becoming final and no longer subject to appeal. Parties have appealed the Amended District Court Confirmation Order to the Third Circuit Court of Appeals or otherwise challenged the Amended District Court Opinion and the Amended District Court Confirmation Order. Matters relating to the PI Settlement Plan, the Bankruptcy and Amended District Court Opinions, and the Bankruptcy and Amended District Court Confirmation Orders may be subject to further appeal, challenge, and proceedings before the District Court, the Third Circuit Court of Appeals, or other courts. Parties have challenged various issues with respect to the PI Settlement Plan, the Bankruptcy and Amended District Court Opinions, or the Bankruptcy and Amended District Court Confirmation Orders, including, without limitation, issues relating to releases and injunctions contained in the PI Settlement Plan.

Although Grace publicly indicated its intent to seek to emerge from bankruptcy before the appeals are fully and finally resolved, it subsequently indicated that it was not able to receive the necessary consents and waivers to do so, including from the Company. Although Grace has in the past indicated that, with an appeals process before the Third Circuit Court of Appeals, its target date to emerge from bankruptcy was the fourth quarter of 2013, we cannot assure you that this timing for emergence is or will be correct or that the target date for Grace's emergence has not been or will not be revised. Consistent with our Settlement agreement, we are prepared to pay the Settlement amount directly to the asbestos trusts to be established under section 524(g) of the Bankruptcy Code once the conditions of the Settlement agreement are fully satisfied. Among those conditions is that approval of an appropriate Grace bankruptcy plan — containing all releases, injunctions, and protections required by the Settlement agreement — be final and not subject to any appeal. Given the pending appeals (which include, without limitation, challenges to the injunctions and releases in the PI Settlement Plan), the condition that approval of the PI Settlement Plan be final and not subject to any appeal has not been satisfied at this time. The Company has not waived this, or any other, condition of the Settlement agreement nor can there be any assurance that each of the parties whose consent or waiver is required for Grace to emerge from bankruptcy while the appeals are pending will provide such consent or waiver.

While the Bankruptcy Court and the District Court have confirmed the PI Settlement Plan, we do not know whether or when the Third Circuit Court of Appeals will affirm the Amended District Court Confirmation Order or the Amended District Court Opinion, whether or when the Bankruptcy and Amended District Court Opinions or the Bankruptcy and Amended District Court Confirmation Orders will become final and no longer subject to appeal, or whether or when a final plan of reorganization (whether the PI Settlement Plan or another plan of reorganization) will become effective. Assuming that a final plan of reorganization (whether the PI Settlement Plan or another plan of reorganization) is confirmed by the Bankruptcy Court and the District Court, and does become effective, we do not know whether the final plan of reorganization will be consistent with the terms of the Settlement agreement or if the other conditions to our obligation to pay the Settlement agreement amount will be met. If these conditions are not satisfied or not waived by us, we will not be obligated to pay the amount contemplated by the Settlement agreement. However, if we do not pay the Settlement agreement amount, we and our affiliates will not be released from the various claims against us. We will continue to review and monitor the progress of the Grace bankruptcy proceedings (including appeals and other proceedings relating to the PI Settlement Plan, the Bankruptcy and Amended District Court Opinions, and the Bankruptcy and Amended District Court Confirmation Orders), as well as any amendments or changes to the PI Settlement Plan or to the Bankruptcy and Amended District Court Opinions and Confirmation Orders, to verify compliance with the Settlement agreement.

If the Settlement agreement does not become effective, either because Grace fails to emerge from bankruptcy or because Grace does not emerge from bankruptcy with a plan of reorganization that is consistent with the terms of the Settlement agreement, then we and our affiliates will not be released from the various asbestos-related, fraudulent transfer, successor liability, and indemnification claims made against us and our affiliates noted above, and all of these claims would remain pending and would have to be resolved through other means, such as through agreement on alternative settlement terms or trials. In that case, we could face liabilities that are significantly different from our obligations under the Settlement agreement. We cannot estimate at this time what those differences or their magnitude may be. In the event these liabilities are materially larger than the current existing obligations, they could have a material adverse effect on our consolidated financial condition or results of operations.

Since November 2004, the Company and specified subsidiaries have been named as defendants in a number of cases, including a number of putative class actions, brought in Canada as a result of Grace's alleged marketing, manufacturing or distributing of asbestos or asbestos containing products in Canada prior to the Cryovac transaction in 1998. Grace has agreed to defend and indemnify us and our subsidiaries in these cases. The Canadian cases are currently stayed. A global settlement of these Canadian claims to be funded by Grace has been approved by the Canadian court, and the PI Settlement Plan provides for payment of these claims. We do not have any positive obligations under the Canadian settlement, but we are a beneficiary of the release of claims. The release in favor of the Grace parties (including us) will become operative upon the effective date of a plan of reorganization in Grace's United States Chapter 11 bankruptcy proceeding. As filed, the PI Settlement Plan contemplates that the claims released under the Canadian settlement will be subject to injunctions under Section 524(g) of the Bankruptcy Code. As indicated above, the Bankruptcy Court entered the Bankruptcy Court Confirmation Order on January 31, 2011 and the Clarifying Order on February 15, 2011 and the District Court entered the Original District Court Confirmation Order on January 30, 2012 and the Amended District Court Confirmation Order on June 11, 2012. The Canadian Court issued an Order on April 8, 2011 recognizing and giving full effect to the Bankruptcy Court's Confirmation Order in all provinces and territories of Canada in accordance with the Bankruptcy Court Confirmation Order's terms. Notwithstanding the foregoing, the PI Settlement Plan has not become effective, and we can give no assurance that the PI Settlement Plan (or any other plan of reorganization) will become effective. Assuming that a final plan of reorganization (whether the PI Settlement Plan or another plan of reorganization) is confirmed by the Bankruptcy Court and the District Court, and does become effective, if the final plan of reorganization does not incorporate the terms of the Canadian settlement or if the Canadian courts refuse to enforce the final plan of reorganization in the Canadian courts, and if in addition Grace is unwilling or unable to defend and indemnify us and our subsidiaries in these cases, then we could be required to pay substantial damages, which we cannot estimate at this time and which could have a material adverse effect on our consolidated financial condition or results of operations.

For further information concerning these matters, see Note 18, "Commitments and Contingencies".

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing the senior secured credit facilities, the indentures that govern our senior notes and the agreements covering our accounts receivable securitization program restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, we conduct a substantial portion of our operations through our subsidiaries, certain of which are not guarantors of our indebtedness. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of our indebtedness, our subsidiaries do not have any obligation to pay amounts due on indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing certain of our senior notes, these notes and the credit agreement governing the senior secured credit facilities limit the ability of certain of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations.

If we cannot make scheduled payments on our debt, we will be in default, the lenders under the senior secured credit facilities could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

The terms of our credit agreement governing our senior secured credit facilities and the indentures governing our senior notes restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indentures governing our senior notes and the credit agreement governing our senior secured credit facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

- incur additional indebtedness;

- pay dividends or make other distributions or repurchase or redeem capital stock;
- prepay, redeem or repurchase certain debt;
- make loans and investments;
- sell assets;
- incur liens;
- enter into transactions with affiliates;
- alter the businesses we conduct;
- enter into agreements restricting our subsidiaries' ability to pay dividends; and
- consolidate, merge or sell all or substantially all of our assets.

In addition, the restrictive covenants in the credit agreement governing our senior credit facilities require us to maintain a specified net leverage ratio. Our ability to meet this financial ratio can be affected by events beyond our control.

A breach of the covenants under the indenture governing our senior notes or under the credit agreement governing our senior secured credit facilities could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing our senior secured credit facilities would permit the lenders under our senior secured credit facilities to terminate all commitments to extend further credit under those facilities. Furthermore, if we were unable to repay the amounts due and payable under our senior secured credit facilities, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

- limited in how we conduct our business;
- unable to respond to changing market conditions;
- unable to raise additional debt or equity financing to operate during general economic or business downturns or to repay other indebtedness when it becomes due; or
- unable to compete effectively or to take advantage of new business opportunities.

In addition, amounts available under our accounts receivable securitization program can be impacted by a number of factors, including but not limited to our credit ratings, accounts receivable balances, the creditworthiness of our customers and our receivables collection experience.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our senior secured credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. As of December 31, 2012, we had $1.615 billion of borrowings under our senior secured credit facilities at variable interest rates. A 1/8% increase or decrease in the assumed interest rates on the senior secured credit facilities would result in a $1.1 million increase or a $1.1 million decrease in annual interest expense. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Raw material pricing, availability and allocation by suppliers as well as energy-related costs may negatively impact our results of operations, including our profit margins.

We use petrochemical-based raw materials to manufacture many of our products. The prices for these raw materials are cyclical, and increases in market demand or fluctuations in the global trade for petrochemical-based raw materials and energy could increase our costs. In addition, the prices of many of the other key raw materials used in our businesses, such as caustic soda, solvents, waxes, phosphates, surfactants, polymers and resins, chelates and fragrances, are cyclical based on numerous supply and demand factors that are beyond our control. If we are unable to minimize the effects of increased raw material costs through sourcing, pricing or other actions, our business, consolidated financial condition or results of operations may be materially adversely affected. We also have some sole-source suppliers, and the lack of availability of supplies could have a material adverse effect on our consolidated financial condition or results of operations.

Natural disasters such as hurricanes, as well as political instability and terrorist activities, may negatively impact the production or delivery capabilities of refineries and natural gas and petrochemical suppliers and suppliers of other raw materials in the future. These factors could lead to increased prices for our raw materials, curtailment of supplies and allocation of raw materials by our suppliers, which could reduce revenues and profit margins and harm relations with our customers and which could have a material adverse effect on our consolidated financial condition or results of operations.

The full realization of our deferred tax assets, including primarily those related to the Settlement agreement, may be affected by a number of factors.

We have deferred tax assets related to the Settlement agreement, other accruals not yet deductible for tax purposes, foreign tax credits, U.S. and foreign net operating loss carry forwards and investment tax allowances, employee benefit items and other items. We have established valuation allowances to reduce those deferred tax assets to an amount that is more likely than not to be realized. Our ability to utilize these deferred tax assets depends in part upon our ability to generate future taxable income during the periods in which these temporary differences reverse or our ability to carryback any losses created by the deduction of these temporary differences. We expect to realize these assets over an extended period. If we are unable to generate sufficient future taxable income in the U.S. and certain foreign jurisdictions, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowances against our deferred tax assets.

Our largest deferred tax asset relates to our Settlement agreement. The value of this net asset, which was $401 million at December 31, 2012, reflects our anticipated tax benefit from the cash portion of the Settlement agreement and related accrued interest and the fair market value of 18 million shares of our common stock at a post-split price of $17.86 per share, which was the price when the Settlement agreement was reached in 2002. We will not be able to realize this deferred tax asset and related potential cash tax benefits until we fund our obligation under the Settlement agreement. We intend to carry back a significant portion of the loss resulting from our deduction under the Settlement agreement. The efficiency of any amount carried back and the benefit therefrom, as well as the benefit from the amount carried forward, may depend upon, among other factors, the year when we fund the Settlement agreement. Our tax benefit may be significantly reduced resulting in an increased tax expense if we fund the Settlement agreement later than 2013. The timing of our funding, however, is subject to factors beyond our control. Other facts that will impact our tax benefit include the amount of cash we pay, our tax position and the applicable tax codes, our past and anticipated future earnings in the U.S., as well as the price of our common stock at the time we fund the Settlement agreement. For example, our tax benefit will be reduced, resulting in an increased tax expense, if the price of our common stock at the time of funding is less than $17.86 per share. Conversely, although our cash tax benefit will increase, any additional benefit resulting from an increased price per share will increase our paid in capital and not decrease our tax expense. These conditions could result in a significant increase in our effective tax rate and could have a material adverse effect on our consolidated results of operations in the periods in which these conditions occur. In addition, changes in statutory tax rates or other legislation or regulation may change our deferred tax assets or liability balances, with either favorable or unfavorable impacts on our effective tax rate.

The effects of animal and food-related health issues such as bovine spongiform encephalopathy, also known as "mad cow" disease, foot-and-mouth disease and avian influenza or "bird-flu," as well as other health issues affecting the food industry, may lead to decreased revenues.

We manufacture and sell food packaging products, among other products. Various health issues affecting the food industry have in the past and may in the future have a negative effect on the sales of food packaging products. In recent years, occasional cases of "mad cow" disease have been confirmed and incidents of bird-flu have surfaced in various countries. Outbreaks of animal diseases may lead governments to restrict exports and imports of potentially affected animals and food products, leading to decreased demand for our products and possibly also to the culling or slaughter of significant numbers of the animal population otherwise intended for food supply. Also, consumers may change their eating habits as a result of perceived problems with certain types of food. These factors may lead to reduced sales of food businesses' products, which could have a material adverse effect on our consolidated financial condition or results of operations.

Demand for our products could be adversely affected by changes in consumer preferences.

Our sales depend heavily on the volumes of sales by our customers in the food processing and food service industries. Consumer preferences for food and packaging formats of prepackaged food can influence our sales, as can consumer preferences for fresh and unpackaged foods. Changes in consumer behavior, including changes in consumer preferences driven by various health-related concerns and perceptions, could negatively impact demand for our products.

The consolidation of customers may adversely affect our business, consolidated financial condition or results of operations.

Customers in the food service, food and beverage processing, building care, lodging, retail and health care sectors have been consolidating in recent years, and we believe this trend may continue. Such consolidation could have an adverse impact on the pricing of our products and services and our ability to retain customers, which could in turn adversely affect our business, consolidated financial condition or results of operations.

We experience competition in the markets for our products and services and in the geographic areas in which we operate.

Our packaging products compete with similar products made by other manufacturers and with a number of other types of materials or products. We compete on the basis of performance characteristics of our products, as well as service, price and innovations in technology. A number of competing domestic and foreign companies are well-established.

The market for our hygiene products is highly competitive. Our hygiene products businesses face significant competition from global, national, regional and local companies within some or all of its product lines in each sector that it serves. Barriers to entry and expansion in the institutional and industrial cleaning, sanitation and hygiene industry are low.

Our inability to maintain a competitive advantage could result in lower prices or lower sales volumes for our products, which would have an adverse impact on our consolidated financial condition or results of operations

Concerns about greenhouse gas ("GHG") emissions and climate change and the resulting governmental and market responses to these issues could increase costs that we incur and could otherwise affect our consolidated financial condition or results of operations.

Numerous legislative and regulatory initiatives have been enacted and proposed in response to concerns about GHG emissions and climate change. We are a manufacturing entity that utilizes petrochemical-based raw materials to produce many of our products, including plastic packaging materials. Increased environmental legislation or regulation could result in higher costs for us in the form of higher raw materials and freight and energy costs. We could also incur additional compliance costs for monitoring and reporting emissions and for maintaining permits. It is also possible that certain materials might cease to be permitted to be used in our processes.

Disruption and volatility of the financial and credit markets could affect our external liquidity sources.

Our principal sources of liquidity are accumulated cash and cash equivalents, short-term investments, cash flow from operations and amounts available under our lines of credit, including our senior secured credit facilities and our accounts receivable securitization program. We may be unable to refinance any of our indebtedness, including our senior notes and our senior secured credit facilities, on commercially reasonable terms or at all.

Additionally, conditions in financial markets could affect financial institutions with which we have relationships and could result in adverse effects on our ability to utilize fully our committed borrowing facilities. For example, a lender under the senior secured credit facilities may be unwilling or unable to fund a borrowing request, and we may not be able to replace such lender.

Strengthening of the U.S. dollar and other foreign currency exchange rate fluctuations could materially impact our consolidated financial condition or results of operations.

Approximately 65% of our net sales in 2012 were generated outside the United States. We translate sales and other results denominated in foreign currency into U.S. dollars for our consolidated financial statements. During periods of a strengthening U.S. dollar, our reported international sales and net earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

Also, while we often produce in the same geographic markets as our products are sold, expenses are more concentrated in the U.S. than sales, so that in a time of strengthening of the U.S. dollar, our profit margins could be reduced. While we use financial instruments to hedge certain foreign currency exposures, this does not insulate us completely from foreign currency effects and exposes us to counterparty credit risk for non-performance. See Note 13, "Derivatives and Hedging Activities".

We have recognized foreign exchange gains and losses related to the currency devaluations in Venezuela and its designation as a highly inflationary economy under U.S. GAAP. See Item 7a.A. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Rates — Venezuela."

In all jurisdictions in which we operate, we are also subject to laws and regulations that govern foreign investment, foreign trade and currency exchange transactions. These laws and regulations may limit our ability to repatriate cash as dividends or otherwise to the U.S. and may limit our ability to convert foreign currency cash flows into U.S. dollars.

Our annual effective income tax rate can change materially as a result of changes in our mix of U.S. and foreign earnings and other factors, including changes in tax laws and changes made by regulatory authorities.

Our overall effective income tax rate is equal to our total tax expense as a percentage of total earnings before tax. However, income tax expense and benefits are not recognized on a global basis but rather on a jurisdictional or legal entity basis. Losses in one jurisdiction may not be used to offset profits in other jurisdictions and may cause an increase in our tax rate. Income tax provision changes in statutory tax rates and laws, as well as ongoing audits by domestic and international authorities, could affect the amount of income taxes and other taxes paid by us. For example, legislative proposals to change U.S. taxation of non-U.S. earnings could increase our effective tax rate. Also, changes in the mix of earnings (or losses) between jurisdictions and assumptions used in the calculation of income taxes, among other factors, could have a significant effect on our overall effective income tax rate. In addition, our effective tax rate would increase if we were unable to generate sufficient future taxable income in certain jurisdictions, or if we were otherwise required to increase our valuation allowances against our deferred tax assets.

We are subject to taxation in multiple jurisdictions. As a result, any adverse development in the tax laws of any of these jurisdictions or any disagreement with our tax positions could have a material adverse effect on our business, consolidated financial condition or results of operations.

We are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions as a result of the international scope of our operations and our corporate and financing structure. We are also subject to transfer pricing laws with respect to our intercompany transactions, including those relating to the flow of funds among our companies. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation thereof, in any applicable jurisdiction, could have a material adverse effect on our business, consolidated financial condition or results of our operations. In addition, the tax authorities in any applicable jurisdiction, including the United States, may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. If any applicable tax authorities, including U.S. tax authorities, were to successfully challenge the tax treatment or characterization of any of our transactions, it could have a material adverse effect on our business, consolidated financial condition or results of our operations.

Our performance and prospects for future growth could be adversely affected if new products do not meet sales or margin expectations.

Our competitive advantage is due in part to our ability to develop and introduce new products in a timely manner at favorable margins. The development and introduction cycle of new products can be lengthy and involve high levels of investment. New products may not meet sales or margin expectations due to many factors, including our inability to (i) accurately predict demand, end-user preferences and evolving industry standards; (ii) resolve technical and technological challenges in a timely and cost-effective manner; or (iii) achieve manufacturing efficiencies.

A major loss of or disruption in our manufacturing and distribution operations or our information systems and telecommunication resources could adversely affect our business, consolidated financial condition or results of operations.

If we experienced a natural disaster, such as a hurricane, tornado, earthquake or other severe weather event, or a casualty loss from an event such as a fire or flood, at one of our larger strategic facilities or if such event affected a key supplier, our supply chain or our information systems and telecommunication resources, then there could be a material adverse effect on our consolidated financial condition or results of operations. We are dependent on internal and third party information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for fulfilling and invoicing customer orders, applying cash receipts, and placing purchase orders with suppliers, making cash disbursements, and conducting digital marketing activities, data processing and electronic communications among business locations. We also depend on telecommunication systems for communications between company personnel and our customers and suppliers. Future system disruptions, security breaches or shutdowns could significantly disrupt our operations or result in lost or misappropriated information and may have a material adverse effect on our business, consolidated financial condition or results of operations.

We recorded a significant amount of additional goodwill and other identifiable intangible assets as a result of the acquisition of Diversey, and we may never realize the full carrying value of these assets.

As a result of the acquisition of Diversey, we recorded a significant amount of additional goodwill and other identifiable intangible assets, including customer relationships, trademarks and developed technologies.

We test goodwill and intangible assets with indefinite useful lives for possible impairment annually during the fourth quarter of each fiscal year or more frequently if events or changes in circumstances indicate that the asset might be impaired. Amortizable intangible assets are periodically reviewed for possible impairment whenever there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment may result from, among other things, (i) a decrease in our expected net earnings; (ii) adverse equity market conditions; (iii) a decline in current market multiples; (iv) a decline in our common stock price; (v) a significant adverse change in legal factors or business climates; (vi) an adverse action or assessment by a regulator; (vii) heightened competition; (viii) strategic decisions made in response to economic or competitive conditions; or (ix) a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of. In the event that we determine that events or circumstances exist that indicate that the carrying value of goodwill or identifiable intangible assets may no longer be recoverable, we might have to recognize a non-cash impairment of goodwill or other identifiable intangible assets, which could have a material adverse effect on our consolidated financial condition or results of operations.

We recorded impairment charges related to goodwill and other intangible assets in 2012. See Note 8, "Goodwill and Identifiable Intangible Assets," for further discussion.

Product liability claims or regulatory actions could adversely affect our financial results or harm our reputation or the value of our brands.

Claims for losses or injuries purportedly caused by some of our products arise in the ordinary course of our business. In addition to the risk of substantial monetary judgments, product liability claims or regulatory actions could result in negative publicity that could harm our reputation in the marketplace or adversely impact the value of our brands or our ability to sell our products in certain jurisdictions. We could also be required to recall possibly defective products, or voluntarily do so, which could result in adverse publicity and significant expenses. Although we maintain product liability insurance coverage, potential product liability claims could be excluded or exceed coverage limits under the terms of our insurance policies or could result in increased costs for such coverage.

The relationship with S.C. Johnson & Son, Inc. ("SCJ") is important to our Institutional & Laundry segment, and any damage to this relationship could have a material adverse effect on this segment.

Diversey is party to various agreements with SCJ, including a brand license agreement (the "BLA"), a technology disclosure and license agreement, supply and manufacturing agreements and several leases. Under the BLA, Diversey is granted a license in specified territories to sell certain SCJ products and use specified trade names owned by SCJ in the institutional and industrial channels of trade and, subject to certain limitations, in specified channels of trade in which both our I&L segment and SCJ's consumer business operate. SCJ and its affiliates supply products under the BLA. Sales of these products have historically been significant to our I&L segment. In addition, in some countries, our I&L segment depends on SCJ to produce or sell some of our products. The BLA purports to limit Diversey's right to market products with non-SCJ brands that SCJ has not approved in certain channels of trade in specified countries. If we default under our agreements with SCJ and the agreements are terminated, SCJ fails to perform its obligations under these agreements, or our relationship with SCJ is otherwise damaged or severed, this could have a material adverse effect on our I&L segment, consolidated financial condition or results of operations

The relationship with Unilever PLC ("Unilever") is important to our Institutional & Laundry segment and any damage to this relationship could have a material adverse effect on this segment.

In connection with Diversey's acquisition of the DiverseyLever business Unilever in 2002, Diversey entered into various agreements with Unilever, including a license agreement and agency agreement. Pursuant to the license agreement, Unilever granted 31 Diversey subsidiaries a license to produce and sell professional size packs of Unilever's consumer brand cleaning products. In four countries (the United Kingdom, Ireland, Portugal and Brazil), the Diversey subsidiaries operate under an agency agreement with Unilever. In addition, Diversey also holds licenses to use some trademarks and technology of Unilever in the market for institutional and industrial cleaning, sanitation and hygiene products and related services. We believe that these agreements are significant to our Institutional & Laundry segment. If we default under our agreements with Unilever and the agreements are terminated, Unilever fails to perform its obligations under these agreements, or our relationship with Unilever is otherwise damaged or severed, this could have a material adverse effect on our Institutional & Laundry segment, consolidated financial condition or results of operations.

If we are unable to retain key employees and other personnel, our consolidated financial condition or results of operations may be adversely affected.

Our success depends largely on the efforts and abilities of our management team and other key personnel. Their experience and industry contacts significantly benefit us, and we need their expertise to execute our business strategies. If any of our senior management or other key personnel cease to work for us and we are unable to successfully replace any departing senior management or key personnel, our business, consolidated financial condition or results of operations may be materially adversely affected.

We could experience disruptions in operations and/or increased labor costs.

In Europe and Latin America, the majority of our employees are represented by either labor unions or workers councils and are covered by collective bargaining agreements that are generally renewable on an annual basis. As is the case with any negotiation, we may not be able to negotiate acceptable new collective bargaining agreements, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. A disruption in operations or higher ongoing labor costs could materially affect our business.

We are subject to a variety of environmental and product registration laws that expose us to potential financial liability and increased operating costs.

Our operations are subject to a number of federal, state, local and foreign environmental, health and safety laws and regulations that govern, among other things, the manufacture of our products, the discharge of pollutants into the air, soil and water and the use, handling, transportation, storage and disposal of hazardous materials.

Many jurisdictions require us to have operating permits for our production and warehouse facilities and operations. Any failure to obtain, maintain or comply with the terms of these permits could result in fines or penalties, revocation or nonrenewal of our permits, or orders to cease certain operations, and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We generate, use and dispose of hazardous materials in our manufacturing processes. In the event our operations result in the release of hazardous materials into the environment, we may become responsible for the costs associated with the investigation and remediation of sites at which we have released pollutants, or sites where we have disposed or arranged for the disposal of hazardous wastes, even if we fully complied with environmental laws at the time of disposal. We have been, and may continue to be, responsible for the cost of remediation at some locations.

Some jurisdictions have laws and regulations that govern the registration and labeling of some of our products. We expect significant future environmental compliance obligations in our European operations as a result of a European Union ("EU") Directive "Registration, Evaluation, Authorization, and Restriction of Chemicals" (EU Directive No. 2006/1907) enacted on December 18, 2006. The directive imposes several requirements related to the identification and management of risks related to chemical substances manufactured or marketed in Europe. The EU has also recently enacted a "Classification, Packaging and Labeling" regulation. Other jurisdictions may impose similar requirements.

We cannot predict with reasonable certainty the future cost to us of environmental compliance, product registration, or environmental remediation. Environmental laws have become more stringent and complex over time. Our environmental costs and operating expenses will be subject to evolving regulatory requirements and will depend on the scope and timing of the effectiveness of requirements in these various jurisdictions. As a result of such requirements, we may be subject to an increased regulatory burden, and we expect significant future environmental compliance obligations in our operations. Increased compliance costs, increasing risks and penalties associated with violations, or our inability to market some of our products in certain jurisdictions may have a material adverse effect on our business, consolidated financial condition or results of operations.

The legacy Diversey business had tendered various environmental indemnification claims to Unilever pursuant to the Unilever Acquisition Agreement (as defined below).

Under a previous acquisition agreement between the legacy Diversey business and Unilever (the "Unilever Acquisition Agreement"), Unilever made warranties to Diversey with respect to the facilities formerly owned by Unilever. In addition, Unilever agreed to indemnify Diversey for specified types of environmental liabilities if the aggregate amount of damages meets various dollar thresholds, subject to a cap of $250 million in the aggregate. Diversey was required to notify Unilever of any environmental indemnification claims by May 3, 2008. Any environmental claims pending after this date, with respect to which Diversey has notified Unilever, remain subject to indemnification until remediation is completed in accordance with the Unilever Acquisition Agreement. If Diversey incurs damages or liabilities that do not meet the indemnity thresholds under the Unilever Acquisition Agreement, if Diversey failed to notify Unilever of an environmental indemnity claim within the period specified in the Unilever Acquisition Agreement or if the aggregate limits on indemnity payments under the Unilever Acquisition Agreement become applicable, Diversey would not be entitled to indemnity from Unilever for such non-qualifying claims and it would be required to bear the costs.

Diversey has previously tendered various environmental indemnification claims to Unilever in connection with former Unilever locations. Unilever has not indicated its agreement with Diversey's request for indemnification. We may file additional requests for reimbursement in the future in connection with pending indemnification claims. However, there can be no assurance that we will be able to recover any amounts relating to these indemnification claims from Unilever.

Our insurance policies may not cover all operating risks and a casualty loss beyond the limits of our coverage could adversely impact our business.

Our business is subject to operating hazards and risks relating to handling, storing, transporting and use of the products we sell. We maintain insurance policies in amounts and with coverage and deductibles that we believe are reasonable and prudent. Nevertheless, our insurance coverage may not be adequate to protect us from all liabilities and expenses that may arise from claims for personal injury or death or property damage arising in the ordinary course of business, and our current levels of insurance may not be maintained or available in the future at economical prices. If a significant liability claim is brought against us that is not adequately covered by insurance, we may have to pay the claim with our own funds, which could have a material adverse effect on our business, consolidated financial condition or results of operations.

If we are not able to protect our trade secrets or maintain our trademarks, patents and other intellectual property, we may not be able to prevent competitors from developing similar products or from marketing their products in a manner that capitalizes on our trademarks, and this loss of a competitive advantage could decrease our profitability and liquidity.

Our ability to compete effectively with other companies depends, in part, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. If we were unable to maintain the proprietary nature of our intellectual property and our significant current or proposed products, this loss of a competitive advantage could result in decreased sales or increased operating costs, either of which could have a material adverse effect on our business, consolidated financial condition or results of operations.

We rely on trade secrets to maintain our competitive position, including protecting the formulation and manufacturing techniques of many of our products. As such, we have not sought U.S. or international patent protection for some of our principal product formulas and manufacturing processes. Accordingly, we may not be able to prevent others from developing products that are similar to or competitive with our products.

We own a large number of patents and pending patent applications on our products, aspects thereof, methods of use and/or methods of manufacturing. There is a risk that our patents may not provide meaningful protection and patents may never be issued for our pending patent applications.

We own, or have licenses to use, all of the material trademark and trade name rights used in connection with the packaging, marketing and distribution of our major products both in the United States and in other countries where our products are principally sold. Trademark and trade name protection is important to our business. Although most of our trademarks are registered in the United States and in the foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S. The costs required to protect our trademarks and trade names may be substantial.

We cannot be certain that we will be able to assert these intellectual property rights successfully in the future or that they will not be invalidated, circumvented or challenged. Other parties may infringe on our intellectual property rights and may thereby dilute the value of our intellectual property in the marketplace. Third parties, including competitors, may assert intellectual property infringement or invalidity claims against us that could be upheld. Intellectual property litigation, which could result in substantial cost to and diversion of effort by us, may be necessary to protect our trade secrets or proprietary technology or for us to defend against claimed infringement of the rights of others and to determine the scope and validity of others' proprietary rights. We may not prevail in any such litigation, and if we are unsuccessful, we may not be able to obtain any necessary licenses on reasonable terms or at all.

Any failure by us to protect our trademarks and other intellectual property rights may have a material adverse effect on our business, consolidated financial condition or results of operations.

We may not successfully integrate the Diversey business.

We are continuing our integration of the Diversey business with our legacy business. We are required to devote significant management attention and resources to integrating the two businesses. Our failure to meet the challenges involved in successfully completing the integration of our operations could adversely affect our results of operations. Challenges involved in the integration include:

- integrating successfully each company's operations; and
- combining corporate cultures, maintaining employee morale and retaining key employees.

We may not successfully complete the integration of our operations in a timely manner and may have difficulty integrating the Diversey business. We may not achieve the synergy targets that we currently anticipate. We may experience disruptions in relationships with current and new employees, customers and suppliers.

We already have incurred and we may incur additional non-recurring costs associated with combining the operations of the two companies. Some of these costs may be higher than anticipated. We may also incur unanticipated costs, including costs to maintain employee morale, retain key employees and successfully integrate the Diversey business.

We have made certain assumptions relating to the acquisition of Diversey in our forecasts that may prove to be materially inaccurate.

We have made certain assumptions relating to the forecast level of cost savings, revenue synergies and associated costs of the acquisition of Diversey. Our assumptions relating to the forecast level of cost savings, revenue synergies and associated costs of the acquisition may be inaccurate based on the information available to us or as a result of the failure to realize the expected benefits of the acquisition, higher than expected integration costs, unknown liabilities and global economic and business conditions that may adversely affect the combined company following the completion of the acquisition.

Cyber risk and the failure to maintain the integrity of our operational or security systems or infrastructure, or those of third parties with which we do business, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to an increasing number of information technology vulnerabilities, threats and targeted computer crimes which pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyber attacks or security breaches of our networks or systems could result in the loss of customers and business opportunities, legal liability, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensatory costs, and additional compliance costs, any of which could materially adversely affect our business, financial condition and results of operations. While we attempt to mitigate these risks our systems, networks, products, solutions and services remain potentially vulnerable to advanced and persistent threats.

We also maintain and have access to sensitive, confidential or personal data or information in certain of our businesses that is subject to privacy and security laws, regulations and customer controls. Despite our efforts to protect such sensitive, confidential or personal data or information, our facilities and systems and those of our customers and third-party service providers may be vulnerable to security breaches, theft, misplaced or lost data, programming and/or human errors that could lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions, which in turn could adversely affect our consolidated, financial condition and results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We manufacture products in 138 facilities, with 31 of those facilities serving more than one of our business segments and our Other category of products. The geographic dispersion of our manufacturing facilities is as follows:

Geographic Region	Number of Manufacturing Facilities
North America	53
Europe	37
Latin America	16
AMAT	20
Japan/Australia/New Zealand	12
Total	138

Manufacturing Facilities by Reportable Segment and Other

Food & Beverage: We produce F&B products in 57 manufacturing facilities, of which 16 are in North America, 16 in Europe, 9 in Latin America, 8 in AMAT and 8 in Japan/Australia/New Zealand.

Institutional & Laundry: We produce I&L products in 25 manufacturing facilities, of which 6 are in North America, 6 in Europe, 3 in Latin America, 8 in AMAT and 2 in Japan/Australia/New Zealand.

Protective Packaging: We produce Protective Packaging products in 78 manufacturing facilities, of which 35 are in North America, 21 in Europe, 7 in Latin America, 12 in AMAT and 3 in Japan/Australia/New Zealand.

Other: We produce Medical products in 9 manufacturing facilities, of which 3 are in North America, 4 in the Europe, 1 in Latin America and 1 in AMAT. We produce Other products in 4 manufacturing facilities, of which 3 are in North America and 1 in Europe.

Other Property Information

We own the large majority of our manufacturing facilities. Some of these facilities are subject to secured or other financing arrangements. We lease the balance of our manufacturing facilities, which are generally smaller sites. Our manufacturing facilities are usually located in general purpose buildings that house our specialized machinery for the manufacture of one or more products. Because of the relatively low density of our air cellular, polyethylene foam and protective mailer products, we realize significant freight savings by locating our manufacturing facilities for these products near our customers and distributors.

We also occupy facilities containing sales, distribution, technical, warehouse or administrative functions at a number of locations in the U.S. and in many foreign countries. Some of these facilities are located on the manufacturing sites that we own and some on those that we lease. Stand-alone facilities of these types are generally leased. Our global headquarters are located in a leased property in Elmwood Park, New Jersey. For a list of those countries outside of the United States where we have operations, see "Foreign Operations" above. Our website, *www.sealedair.com*, contains additional information about our worldwide business.

We believe that our manufacturing, warehouse, office and other facilities are well maintained, suitable for their purposes and adequate for our needs.

Item 3. ***Legal Proceedings***

The information set forth in Part II, Item 8 of this Annual Report on Form 10-K in Note 18, "Commitments and Contingencies," under the caption "Cryovac Transaction Commitments and Contingencies" is incorporated herein by reference.

At December 31, 2012, we were a party to, or otherwise involved in, several federal, state and foreign environmental proceedings and private environmental claims for the cleanup of "Superfund" sites under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and other sites. We may have potential liability for investigation and cleanup of some of these sites. It is our policy to accrue for environmental cleanup costs if it is probable that a liability has been incurred and if we can reasonably estimate an amount or range of costs associated with various alternative remediation strategies, without giving effect to any possible future insurance proceeds. As assessments and cleanups proceed, we review these liabilities periodically and adjust our reserves as additional information becomes available. At December 31, 2012, environmental related reserves were not material to our consolidated financial condition or results of operations. While it is often difficult to estimate potential liabilities and the future impact of environmental matters, based upon the information currently available to us and our experience in dealing with these matters, we believe that our potential future liability with respect to these sites is not material to our consolidated financial condition or results of operations.

We are also involved in various other legal actions incidental to our business. We believe, after consulting with counsel, that the disposition of these other legal proceedings and matters will not have a material effect on our consolidated financial condition or results of operations.

Item 4. ***Mine Safety Disclosures.***

Not applicable.

Executive Officers of the Registrant

The information appearing in the table below sets forth the current position or positions held by each of our executive officers, the officer's age as of January 31, 2013, the year in which the officer was first elected to the position currently held with us or with the former Sealed Air Corporation, now known as Sealed Air Corporation (US) and a wholly-owned subsidiary of the Company, and the year in which such person was first elected an officer.

All of our officers serve at the pleasure of the Board of Directors. We have employed all officers for more than five years except for Dr. Savoca, who was first elected an officer effective July 23, 2008, Mr. Chammas, who was first elected an officer effective December 16, 2010, Mr. Sagnak, who was first elected an officer effective January 3, 2012, Ms. Lowe, who was first elected an officer effective June 18, 2012, Mr. Peribere, who was first elected an officer effective September 1, 2012, Ms. De Mayo, who was first elected an officer effective December 20, 2012, Mr. Stiehl who was first elected an officer effective January 1, 2013, and Dr. Kadri, who was first elected an officer effective January 1, 2013.

Before joining us in July 2008, Dr. Savoca was Vice President, Technology, of the Specialty Polymers Group of Akzo Nobel, a manufacturer of paints, coatings and specialty chemicals from January 2008 through May 2008, and prior to that was Vice President, Technology, of National Starch and Chemical Company, a manufacturer of specialty chemicals and starches for use in industrial and commercial applications from January 2003 through December 2007. In January 2008, Akzo Nobel acquired National Starch and Chemical Company.

Before joining us in November 2010, Mr. Chammas was the Vice President, Worldwide Supply Chain, for the Wm. Wrigley Jr. Company, a confectionery company, from October 2008 through October 2010, and prior to that served in management positions of increasing responsibility in supply chain, operations and procurement with the Wm. Wrigley Jr. Company from January 2002 until October 2008.

Prior to joining the Company in October 2011 in connection with the Diversey acquisition, Mr. Sagnak was Regional President — Asia Pacific, Africa, Middle East, Turkey and the Caucasian/Asian Republics (APAT) of Diversey since December 2010. Prior to that, he held several positions at Diversey including Vice President Institutional & Laundry Sales & Service — Europe for over two years, Area Vice President — CEETAM (Central Eastern Europe Turkey Africa Middle East) from July 2006 to September 2008 and Managing Director of Turkey & Middle East for over 3 years prior to that. From September 1995 through March 2003, he served in numerous management positions for Diversey, most recently as Global Customer Development Director — Food Service from February 2000 until February 2003, and National Sales & Marketing Director — Turkey from September 1995 to January 2000. From January 1990 to September 1995 he held several management positions in Unilever Turkey, most recently as Group Product Manager — Dental from September 2002 to September 2005.

Prior to joining the Company in June 2012, Ms. Lowe was the President of Carlisle Food Service Products, a subsidiary of Carlisle Companies Incorporated, a global diversified manufacturing company from August 2011 through June 2012. Ms. Lowe has worked for Carlisle Companies Inc. for over ten years in a number of leadership positions including President of two business units, Vice President and Chief Financial Officer, and Treasurer.

Mr. Peribere worked at The Dow Chemical Company ("Dow") from 1977 through August 2012. Mr. Peribere served in multiple managerial roles with Dow, most recently as Executive Vice President of Dow and President and Chief Executive Officer, Dow Advanced Materials, a unit of Dow, from 2010 through August 2012. Mr. Peribere currently serves as a board member of BMO Financial Corporation. Mr. Peribere graduated with a degree in business economics and finance from the Institut D'Etudes Politiques in Paris, France.

Prior to joining the Company in December 2012, Ms. De Mayo was an Executive Vice President, Human Resources at Aptuit, Inc., a privately held services company providing drug development and discovery solutions to the pharmaceutical and biotech industry, from 2009 through 2012. Prior to that, Ms. De Mayo was the Vice President, Global Human Resources for Henry Schein, Inc., a global distributor of healthcare products and services to office-based practitioners, from 2005 until 2008.

Prior to joining the Company in January 2013, Mr. Stiehl was a Vice President of Finance and Controller of the Aerostructures business unit of United Technologies Corporation from July 2012 through November 2012. Mr. Stiehl worked at Goodrich Corporation from 2006 through 2012. Mr. Stiehl also served as Senior Audit Manager with Deloitte and has worked in various accounting and finance positions for over twenty-five years with increasing levels of responsibilities. Mr. Stiehl earned a Bachelor of Science in Business Administration from the University of Cincinnati and is a Certified Public Accountant.

Dr. Kadri was the General Manager of the Dow Advanced Materials Division, a specialty materials provider in the Middle East and Africa, and the Europe, Middle East and Africa Commercial Director for Dow Water & Process Solutions, the global leader in sustainable separation and purification technology, from January 2010 until December 2012. Dr. Kadri joined Dow in 2009 as a Marketing Director for Dow Coating Materials, following the acquisition of Rohm and Haas, where she served as a Marketing Director for the construction, the coatings and industrial division, since 2007.

There are no family relationships among any of our officers or directors.

Name and Current Position	Age as of January 31, 2013	First Elected to Current Position*	First Elected an Officer*
Jerome A. Peribere President, Chief Executive Officer and Director	58	2012	2012
William V. Hickey Chairman and Director	68	2000	1980
Carol P. Lowe Senior Vice President and Chief Financial Officer	47	2012	2012
Emile Z. Chammas Senior Vice President	44	2010	2010
Jonathan B. Baker Vice President	59	1994	1994
Philip H. Cook Vice President	50	2012	2012
Mary A. Coventry Vice President	59	1994	1994
Carole M. De Mayo Vice President	56	2012	2012
Karl R. Deily Vice President	55	2006	2006
Jean-Marie Deméautis Vice President	62	2006	2006
J. Ryan Flanagan Vice President	49	2009	2009
Ilham Kadri Vice President	44	2013	2013
Warren J. Kudman Vice President	50	2009	2009
James P. Mix Vice President	61	1994	1994
Manuel Mondragón Vice President	63	1999	1999
Larry Pillote Vice President	58	2010	2010
Ruth Roper Vice President	58	2004	2004
Yagmar Sagnak Vice President	46	2012	2012
Ann C. Savoca Vice President	54	2008	2008
H. Katherine White Vice President, General Counsel and Secretary	67	2003	1996
Tod S. Christie Treasurer	54	1999	1999
William G. Stiehl Controller	51	2013	2013

* All persons listed in the table who were first elected officers before 1998 were executive officers of the former Sealed Air Corporation, now known as Sealed Air Corporation (US), prior to the Cryovac transaction in March 1998. Ms. White was first elected Vice President in 2003, first elected General Counsel in 1998, and first elected Secretary in 1996.

Part II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock is listed on the New York Stock Exchange under the trading symbol SEE. The table below shows the quarterly high and low closing sales prices of our common stock and cash dividends per share for 2012 and 2011.

2012	High	Low	Dividends
First Quarter	$21.04	$17.38	$0.13
Second Quarter	19.95	14.90	0.13
Third Quarter	16.67	13.11	0.13
Fourth Quarter	17.55	15.24	0.13

2011	High	Low	Dividends
First Quarter	$28.52	$25.15	$0.13
Second Quarter	26.90	21.89	0.13
Third Quarter	23.87	16.70	0.13
Fourth Quarter	18.72	15.61	0.13

As of January 31, 2013, there were approximately 5,580 holders of record of our common stock.

Dividends

Our Amended Credit Facility and the senior notes contain covenants that restrict our ability to declare or pay dividends. However, we do not believe these covenants are likely to materially limit the future payment of quarterly cash dividends on our common stock.

The following table shows our total cash dividends paid each year since we initiated quarterly cash dividend payments in 2006.

	Total Cash Dividends Paid	Total Cash Dividends Paid per Common Share
	(In millions)	
2006	$ 48.6	$0.30
2007	64.6	0.40
2008	76.4	0.48
2009	75.7	0.48
2010	79.7	0.50
2011	87.4	0.52
2012	100.9	0.52
Total	$533.3	

On February 14, 2013, our Board of Directors declared a quarterly cash dividend of $0.13 per common share payable on March 15, 2013 to stockholders of record at the close of business on March 1, 2013. The estimated amount of this dividend payment is $25 million based on 195 million shares of our common stock issued and outstanding as of January 31, 2013.

The dividend payments discussed above are recorded as reductions to cash and cash equivalents and retained earnings on our consolidated balance sheets. From time to time, we may consider other means of returning value to our stockholders based on our consolidated financial condition and results of operations. There is no guarantee that our Board of Directors will declare any further dividends.

Common Stock Performance Comparisons

The following graph shows, for the five years ended December 31, 2012, the cumulative total return on an investment of $100 assumed to have been made on December 31, 2007 in our common stock. The graph compares this return ("SEE") with that of comparable investments assumed to have been made on the same date in: (a) the Standard & Poor's 500 Stock Index ("Composite S&P 500") and (b) a self-constructed peer group.

The peer group includes us and the following companies: Agrium Inc., Air Products & Chemicals, Inc.; Ashland Inc.; Avery Dennison Corporation; Ball Corporation; Bemis Company, Inc.; Celanese Corporation; Crown Holdings, Inc.; Eastman Chemical Company; Ecolab Inc.; Huntsman Corporation; MeadWestvaco Corporation; Monsanto Company; The Mosaic Company; Owens-Illinois, Inc.; PPG Industries, Inc.; Praxair, Inc.; The Sherwin-Williams Company; and Sonoco Products Co.

Total return for each assumed investment assumes the reinvestment of all dividends on December 31 of the year in which the dividends were paid.

5-Year Compound Annual Growth Rate
SEE: (-2.9%)
Composite S&P 500: (+1.7%)
Peer Group: (+5.6%)


$175
$150
$125
$100
$75
$50
$25
SEE
Composite S&P 500
Peer Group

	2007	2008	2009	2010	2011	2012
SEE	$100	$67	$100	$118	$82	$86
Composite S&P 500	$100	$63	$80	$92	$94	$109
Peer Group	$100	$58	$86	$105	$101	$131

Issuer Purchases of Equity Securities

The table below sets forth the total number of shares of our common stock, par value $0.10 per share, that we repurchased in each month of the quarter ended December 31, 2012, the average price paid per share and the maximum number of shares that may yet be purchased under our publicly announced plans or programs.

Period	Total Number of Shares Purchased (1) (a)	Average Price Paid Per Share (b)	Total Number of Share Purchased As Part of Publicly Announced Plans or Programs (c)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (d)
Balance as of September 30, 2012	—	$—	—	15,546,142
October 1, 2012 through October 31, 2012	16,241	—	—	15,546,142
November 1, 2012 through November 30, 2012	7,650	—	—	15,546,142
December 1, 2012 through December 31, 2012	8,040	—	—	15,546,142
Total	31,931	$—	—	15,546,142

(1) We did not purchase any shares during the quarter ended December 31, 2012 pursuant to our publicly announced program (described below). We did acquire shares by means of (a) shares withheld from awards under our 2005 contingent stock plan pursuant to the provision thereof that permits tax withholding obligations or other legally required charges to be satisfied by having us withhold shares from an award under that plan and (b) shares reacquired pursuant to the forfeiture provision of our 2005 contingent stock plan. (See table below.) We report price calculations in column (b) in the table above only for shares purchased as part of our publicly announced program, when applicable, including commissions. For shares withheld for tax withholding obligations or other legally required charges, we withhold shares at a price equal to their fair market value. We do not make payments for shares reacquired by the Company pursuant to the forfeiture provision of the 2005 contingent stock plan as those shares are simply forfeited.

Period	Shares withheld for tax obligations and charges (a)	Average withholding price for shares in column "a" (b)	Forfeitures under 2005 Contingent Stock Plan (c)	Total (d)
October 2012	16,241	$16.04	—	16,241
November 2012	—	—	7,650	7,650
December 2012	540	16.13	7,500	8,040
Total	16,781	$ —	15,150	31,931

On August 9, 2007, we announced that our Board of Directors had approved a share repurchase program authorizing us to repurchase in the aggregate up to 20 million shares of our issued and outstanding common stock (described further under the caption, "Repurchases of Capital Stock," in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II Item 7 of this Annual Report on Form 10-K). This program has no set expiration date. This program replaced our prior share repurchase program, which we terminated at that time.

Item 6. *Selected Financial Data*

	Year Ended December 31,				
	2012[1][2]	2011[1][2]	2010	2009	2008
	(In millions, except per common share data)				
Consolidated Statements of Operations Data[3]:					
Net sales	$ 7,648.1	$ 5,550.9	$4,490.1	$4,242.8	$4,843.5
Gross profit	2,544.3	1,600.3	1,252.8	1,218.5	1,236.6
Impairment of goodwill and other intangible assets	1,892.3	—	—	—	—
Operating (loss) profit	(1,417.1)	429.4	535.0	492.3	396.5
Loss on debt redemption	(36.9)	—	(38.5)	(3.4)	—
(Loss) earnings from continuing operations before income tax provision	(1,872.0)	198.0	343.4	329.9	222.3
Net (loss) earnings from continuing operations	(1,610.1)	138.5	255.9	244.3	179.9
Net earnings from discontinued operations	20.9	10.6	—	—	—
Net gain on sale of discontinued operations	178.9	—	—	—	—
Net (loss) earnings available to common stockholders	(1,410.3)	149.1	255.9	244.3	179.9
Basic and diluted net earnings per common share:					
Basic					
Continuing operations	$ (8.35)	$ 0.83	$ 1.61	$ 1.54	$ 1.13
Discontinued operations	1.04	0.06	—	—	—
Net (loss) earnings per common share—basic	$ (7.31)	$ 0.89	$ 1.61	$ 1.54	$ 1.13
Diluted					
Continuing operations	$ (8.35)	$ 0.75	$ 1.44	$ 1.35	$ 0.99
Discontinued operations	1.04	0.05	—	—	—
Net (loss) earnings per common share—diluted	$ (7.31)	$ 0.80	$ 1.44	$ 1.35	$ 0.99
Common stock dividends	$ 101.4	$ 88.7	$ 80.9	$ 77.5	$ 76.4
Consolidated Balance Sheets Data:					
Cash and cash equivalents	$ 679.6	$ 703.6	$ 675.6	$ 694.5	$ 128.9
Goodwill	3,191.4	4,209.6	1,945.9	1,948.7	1,938.1
Intangible assets, net	1,139.7	2,035.7	78.0	58.4	64.2
Total assets	9,437.2	11,432.0	5,399.4	5,420.1	4,986.0
Settlement agreement and related accrued interest	876.9	831.2	787.9	746.8	707.8
Long-term debt, less current portion[4]	4,540.8	4,966.7	1,399.2	1,626.3	1,289.9
Total stockholders' equity	1,444.3	2,952.4	2,401.6	2,200.3	1,925.6
Working capital (current assets less current liabilities)	888.8	844.0	592.3	639.6	50.5
Consolidated Cash Flows Data:					
Net cash provided by operating activities	$ 404.4	$ 372.2	$ 483.1	$ 552.0	$ 404.4
Net cash used in investing activities	(116.5)	(2,370.0)	(96.9)	(70.3)	(176.7)
Net cash (used in) provided by financing activities	(585.1)	2,016.4	(373.0)	90.3	(562.9)
Other Financial Data:					
Depreciation and amortization	$ 304.0	$ 186.7	$ 154.7	$ 154.5	$ 155.0
Share-based incentive compensation	16.9	25.0	30.6	38.8	16.5
Capital expenditures	124.4	123.5	87.6	80.3	180.7

---

(1) Includes the financial results of Diversey for the period beginning October 3, 2011. See Note 4, "Acquisition of Diversey Holdings, Inc.," for further information about the acquisition.

(2) Operating results for Diversey Japan were reclassified to discontinued operations for the periods beginning October 3, 2011 and related assets and liabilities were reclassified to assets and liabilities held for sale as of December 31, 2011. See Note 3, "Divestiture," for further information about the sale of Diversey Japan.

(3) See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for a discussion of the factors that contributed to our consolidated operating results for the three years ended December 31, 2012.

(4) See Note 12, "Debt and Credit Facilities," for a discussion of our outstanding debt and available lines of credit.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The information in this MD&A should be read together with our consolidated financial statements and related notes set forth in Part II, Item 8, as well as the discussion included in Part I, Item 1A, "Risk Factors," of this Annual Report on Form 10-K. All amounts and percentages are approximate due to rounding and all dollars are in millions, except per share amounts.

During the fourth quarter of 2012, we completed the sale of Diversey Japan in November 2012, and, accordingly the operating results were reclassified to discontinued operations, net of tax, on the consolidated statements of operations for 2012 and 2011. Also, the assets and liabilities of the Diversey Japan operations were reclassified to assets and liabilities held for sale as of December 31, 2011. See Note 3, "Divestiture," for further details. All results included in this MD&A are presented on a continuing operations basis.

Also during the fourth quarter of 2012, we began to operate under a new business division structure for our segment reporting structure. All prior period segment results and discussions have been revised to conform to the new segment presentation. The results include the operating results of Diversey beginning October 3, 2011 (date of acquisition). All results prior to October 3, 2011 include historical Sealed Air results only. The changes to the segment structure have no effect on the historical consolidated results of operations of the Company.

Overview

We are a global leader in food safety and security, facility hygiene and product protection. We serve an array of end markets including food and beverage processing, food service, retail, health care and industrial, commercial and consumer applications. We have widely recognized and inventive brands such as Bubble Wrap® brand cushioning, Cryovac® brand food packaging solutions and Diversey® brand cleaning and hygiene solutions. Our focus is on achieving net sales growth through geographic expansion, new and expanded relationships with customers and demonstrating the strength of our sustainability value proposition.

As of December 31, 2012, we employed approximately 8,400 sales, marketing and customer service personnel throughout the world who sell and market our products to and through a large number of distributors, fabricators, converters, e-commerce and mail order fulfillment firms, and contract packaging firms as well as directly to end-users such as food processors, foodservice businesses, supermarket retailers, lodging, retail pharmaceutical companies, health care facilities, medical device manufacturers, and other manufacturers. We have no material long-term contracts for the distribution of our products. In 2012, no customer or affiliated group of customers accounted for 10% or more of our consolidated net sales.

Historically, net sales in our F&B segment have tended to be slightly lower in the first quarter and slightly higher towards the end of the third quarter through the fourth quarter, due to holiday events. Net sales in our I&L segment have tended to be slightly lower in the first quarter, second quarter sales represent a modest seasonal increase due to higher occupancy rates in European lodging, and the third and fourth quarters of the year are relatively the same level as the second quarter. Net sales in our Protective Packaging segment have also tended to be slightly lower in the first quarter and higher in the mid-third quarter and through the fourth quarter due to the holiday shopping season. On a consolidated basis, there is little seasonality in the business, with net sales slightly lower in the first quarter and slightly higher towards the end of the third quarter through the fourth quarter. Our consolidated net earnings typically trend directionally the same as our net sales seasonality. Cash flow from operations has tended to be lower in the first quarter and higher in the fourth quarter, reflecting seasonality of sales and working capital changes, including the timing of certain annual incentive compensation payments.

Other factors may outweigh the effects of seasonal changes in our net earnings results including, but not limited to, changes in raw materials and other costs, foreign exchange rates, interest rates, taxes and the timing and amount of acquisition synergies and restructuring and other non-recurring charges.

Competition for most of our packaging products is based primarily on packaging performance characteristics, service and price. Competition is also based upon innovations in packaging technology and, as a result, we maintain ongoing research and development programs to enable us to maintain technological leadership. Our Diversey solutions face a wide spectrum of competitors across each product category. Competition is both global and regional in scope and includes numerous small, local competitors with limited product portfolios and geographic reach. For more details, see "Competition" included in "Business," of Item 1, Part I.

Our net sales are sensitive to developments in our customers' business or market conditions, changes in the global economy, and the effects of foreign currency translation. Our costs can vary materially due to changes in input costs, including petrochemical-related costs (primarily resin costs), which are not within our control. Consequently, our management focuses on reducing those costs that we can control and using petrochemical-based and other raw materials as efficiently as possible. We also believe that our global presence helps to insulate us from localized changes in business conditions.

We manage our businesses to generate substantial operating cash flow. We believe that our operating cash flow will permit us to continue to spend on innovative research and development and to invest in our business by means of capital expenditures for property and equipment and acquisitions. Moreover, we expect that our ability to generate substantial operating cash flow should provide us with the flexibility to repay debt and to return capital to our stockholders.

2013 Outlook

We expect modest sales and Adjusted EBITDA growth, despite our significant exposure to European markets and a recent increase in raw material costs. We intend to take decisive actions to adjust pricing in product lines impacted by escalating raw material costs. As a result, we estimate 2013 net sales in the range of $7.7–7.9 billion, Adjusted EBITDA of $1.010 billion to $1.030 billion, and Adjusted EPS between $1.10 and $1.20. We also estimate free cash flow for 2013 of approximately $300 million to $350 million, which represents cash flow from operations, less capital expenditures. We expect a core effective tax rate in the range of 25% to 27% in 2013.

Adjusted EPS guidance excludes the payment of the Settlement agreement, as the exact timing of the settlement is unknown. Final payment of the Settlement agreement is expected to be accretive to Adjusted EPS by approximately $0.13 annually following the payment date under the assumption of using a substantial portion of cash on hand for the payment and ceasing to accrue interest on the settlement amount. Additionally, guidance excludes any non-operating gains or losses that may be recognized in 2013 due to currency fluctuations in Venezuela.

Highlights of Financial Performance

Below are the highlights of our financial performance for the three years ended December 31, 2012.

	2012	2011	2010	2012 vs. 2011 % Change	2011 vs. 2010 % Change
Net sales	$ 7,648.1	$5,550.9	$4,490.1	38%	24%
Gross profit	$ 2,544.3	$1,600.3	$1,252.8	59%	28%
As a % of net sales	*33.3%*	*28.8%*	*27.9%*		
Impairment of goodwill and other intangible assets	$ 1,892.3	$ —	$ —	#	#
Operating (loss) profit	$(1,417.1)	$ 429.4	$ 535.0	#%	(20)%
As a % of total net sales	*(18.5)%*	*7.7%*	*11.9%*		
Net (loss) earnings from continuing operations	$(1,610.1)	$ 138.5	$ 255.9	#%	(45)%
Net earnings and gain on sale from discontinued operations	$ 199.8	$ 10.6	$ —	#%	#%
Net (loss) earnings available to common stockholders	$(1,410.3)	$ 149.1	$ 255.9	#%	(42)%
Net (loss) earnings available to common stockholders-diluted	$(1,410.3)	$ 148.3	$ 254.4	#%	(42)%
Net (loss) earnings per common share:					
Basic:					
Continuing operations	$ (8.35)	$ 0.83	$ 1.61	#%	(48)%
Discontinued operations	1.04	0.06	—	#%	#%
Net (loss) earnings per common share—basic	$ (7.31)	$ 0.89	$ 1.61	#%	(45)%
Diluted:					
Continuing operations	$ (8.35)	$ 0.75	$ 1.44	#%	(48)%
Discontinued operations	1.04	0.05	—	#%	#%
Net (loss) earnings per common share—diluted	$ (7.31)	$ 0.80	$ 1.44	#%	(44)%
Weighted average number of common shares outstanding:					
Basic	192.8	167.0	158.3	15%	5%
Diluted	192.8	185.4	176.7	4%	5%
Non-U.S. GAAP adjusted diluted net earnings per common share—continuing operations[1]	$ 0.95	$ 1.26	$ 1.60	(24)%	(22)%
Non-U.S. GAAP adjusted diluted net earnings per common share—discontinued operations[1]	0.95	0.05	—	#%	#%
Non-U.S. GAAP adjusted diluted net earnings per common share[1]	$ 1.90	$ 1.31	$ 1.60	45%	(18)%

\# Denotes a variance greater than or equal to 100%, or not meaningful.

(1) See "Diluted Net Earnings per Common Share" for a reconciliation of our U.S. GAAP EPS to our non-U.S. GAAP adjusted EPS.

Diluted Net Earnings per Common Share

The following table presents a reconciliation of our U.S. GAAP EPS to non-U.S. GAAP adjusted EPS.

	Year Ended December 31,					
	2012		2011[1]		2010[1]	
	Net Earnings	Diluted EPS	Net Earnings	Diluted EPS	Net Earnings	Diluted EPS
U.S. GAAP net (loss) earnings and EPS from continuing operations	**$(1,610.1)**	**$(8.35)**	**$138.5**	**$0.75**	**$254.4**	**$1.44**
Adjusted net earnings and EPS impact of special items[2]	1,810.6	8.57	94.3	0.51	26.9	0.16
EPS impact of using weighted-average dilutive shares for adjusted EPS calculation[3]	—	0.73	—	—	—	—
Non-U.S. GAAP net earnings and EPS from continuing operations	**200.5**	**0.95**	**232.8**	**1.26**	**281.3**	**1.60**
Discontinued Operations	199.8	0.95	10.6	0.05	—	—
Non-U.S. GAAP adjusted net earnings and EPS	**$ 400.3**	**$ 1.90**	**$243.4**	**$1.31**	**$281.3**	**$1.60**

(1) Our 2011 and 2010 Adjusted EPS calculation has been revised to conform to our 2012 presentation. There was no material impact to our Adjusted EPS results due to this revision.

(2) Special items are certain one-time costs. For 2012, these items primarily included (i) impairment of goodwill and other intangible assets, (ii) restructuring charges and (iii) loss on debt redemption. For 2011, these items primarily include costs related to the acquisition and integration of Diversey and restructuring charges. In 2010, these items primarily include loss on debt redemption.

(3) Represents the impact of using diluted weighted average number of common shares outstanding (211.2 million shares in 2012) included in the non-U.S. GAAP adjusted EPS calculation in order to apply the dilutive impact on adjusted net earnings of 18 million shares from the assumed issuance of the Settlement agreement shares and non-vested restricted stock and restricted stock units. This impact occurs when U.S. GAAP net loss is reported and using dilutive shares is antidilutive.

See Note 21, "Net (Loss) Earnings Per Common Share," for details on the calculation of our U.S. GAAP basic and diluted EPS.

Our U.S. GAAP and non-U.S. GAAP income taxes are as follows:

	Year Ended December 31,					
	2012		2011		2010	
	(Benefit) Provision	Effective Tax Rate	(Benefit) Provision	Effective Tax Rate	(Benefit) Provision	Effective Tax Rate
U.S. GAAP	$(261.9)	14.0%	$59.5	30.0%	$ 87.5	25.5%
Non-U.S. GAAP (Core Taxes)	$ 70.7	26.1%	$94.4	30.9%	$102.0	26.6%

The discussions that follow provide further details about the material factors that contributed to the changes in our EPS for the three years ended December 31, 2012.

Net Sales by Segment Reporting Structure

The following table presents net sales by our segment reporting structure:

	2012	2011	2010	2012 vs. 2011 % Change	2011 vs. 2010 % Change
Net sales:					
Food & Beverage	$3,739.6	$3,240.6	$2,858.5	15%	13%
As a % of total net sales	49%	58%	64%		
Institution & Laundry	2,131.5	534.0	—	#	#
As a % of total net sales	28%	10%	#%		
Protective Packaging	1,578.4	1,594.4	1,469.9	(1)	8
As a % of total net sales	21%	29%	33%		
Other	198.6	181.9	161.7	9	12
As a % of total net sales	2%	3%	3%		
Total	$7,648.1	$5,550.9	$4,490.1	38%	24%

\# Denotes a variance greater than or equal to 100%, or not meaningful.

Net Sales by Geographic Region

By geographic region, the components of the increase in net sales for 2012 compared with 2011 were as follows:

	North America	Europe	Latin America	AMAT	Japan/ Australia/New Zealand	Total
Change in Net Sales						
Volume-Units	$ 48.2	$ (21.1)	$ 38.8	$ 33.4	$ 2.3	$ 101.6
% change	1.9%	(1.3)%	7.1%	9.6%	0.4%	1.8%
Volume-Acquired businesses, net of (dispositions)	455.3	970.8	234.2	404.5	52.8	2,117.6
% change	*18.4%*	*59.2%*	*42.9%*	*#*	*9.7%*	*38.2%*
Product price/mix	0.8	0.3	33.2	(1.1)	(4.2)	29.0
% change	—	—	*6.1%*	*(0.3)%*	*(0.7)%*	*0.5%*
Foreign currency translation	(1.2)	(97.7)	(49.9)	(6.0)	3.8	(151.0)
% change	—	*(5.9)%*	*(9.1)%*	*(1.7)%*	*0.7%*	*(2.7)%*
Total	**$503.1**	**$852.3**	**$256.3**	**$430.8**	**$54.7**	**$2,097.2**
% change	20.3%	52.0%	47.0%	#%	10.1%	37.8%

\# Denotes a variance greater than or equal to 100%, or not meaningful.

By geographic region, the components of the increase in net sales for 2011 compared with 2010 were as follows:

	North America	Europe	Latin America	AMAT	Japan/ Australia/New Zealand	Total
Change in Net Sales						
Volume-Units	$ 4.1	$ 35.3	$ 6.2	$ 27.1	$ 4.6	$ 77.3
% change	*0.2%*	*3.0%*	*1.4%*	*13.7%*	*1.0%*	*1.7%*
Volume-Acquired businesses, net of (dispositions)	145.9	340.7	82.8	120.0	18.0	707.4
% change	*6.6%*	*29.1%*	*19.1%*	*60.7%*	*3.9%*	*15.8%*
Product price/mix	94.0	24.4	9.0	(12.2)	6.1	121.3
% change	*4.2%*	*2.1%*	*2.1%*	*(6.3)%*	*1.3%*	*2.7%*
Foreign currency translation	7.2	68.1	13.4	13.4	52.7	154.8
% change	*0.3%*	*5.8%*	*3.1%*	*6.8%*	*11.5%*	*3.4%*
Total	**$251.2**	**$468.5**	**$111.4**	**$148.3**	**$81.4**	**$1,060.8**
% change	*11.3%*	*40.0%*	*25.7%*	*75.0%*	*17.7%*	*23.6%*

# Denotes a variance greater than or equal to 100%, or not meaningful.

Foreign Currency Translation Impact on Net Sales

As shown above, 65% of our consolidated net sales in 2012 were generated outside the U.S. Since we are a U.S. domiciled company, we translate our foreign currency-denominated net sales into U.S. dollars. Due to the changes in the value of foreign currencies relative to the U.S. dollar, translating our net sales from foreign currencies to U.S. dollars may result in a favorable or unfavorable impact. The most significant currencies that contributed to the translation of our net sales and our other consolidated financial results in 2012 were the euro, the British pound, the Australian dollar, the Brazilian real and the Canadian dollar.

We experienced an unfavorable impact from the translation of our foreign currency-denominated net sales of $151 million in 2012 compared with 2011. This was primarily due to the weakening of the U.S. dollar against the euro and Brazilian real.

In 2011, we experienced a favorable foreign currency translation impact on net sales of $155 million compared with 2010. Approximately $152 million of this favorable impact was experienced in the first nine months of 2011 as the U.S. dollar began to strengthen against most of the significant currencies that contribute to our net sales and other consolidated financial results.

Components of Change in Net Sales

The following tables present the components of change in net sales by our segment reporting structure for 2012 compared with 2011 and 2011 compared with 2010.

We also present the change in net sales excluding the impact of foreign currency translation, a non-U.S. GAAP measure, which we define as "constant dollar." We believe using constant dollar measures aids in the comparability between periods as it eliminates the volatility of changes in foreign currency exchange rates.

2012 Compared with 2011	Food & Beverage		Institutional & Laundry		Protective Packaging		Other		Total Company	
Volume — Units	$ 51.1	1.6%	$ 2.9	0.5%	$ 21.5	1.4%	$ 26.1	14.3%	$ 101.6	1.8%
Volume — Acquired businesses, net of (dispositions)	516.7	15.9	1,598.6	#	—	—	2.3	1.3	2,117.6	38.2
Product price/mix[1]	22.5	0.7	8.8	1.7	(1.4)	(0.1)	(0.9)	(0.5)	29.0	0.5
Foreign currency translation	(91.1)	(2.8)	(13.0)	(2.4)	(36.1)	(2.3)	(10.8)	(5.9)	(151.0)	(2.7)
Total change (U.S. GAAP)	**$ 499.2**	**15.4%**	**$1,597.3**	**#%**	**$ (16.0)**	**(1.0)%**	**$ 16.7**	**9.2%**	**$2,097.2**	**37.8%**
Impact of foreign currency translation	$ 91.1	2.8%	$ 13.0	2.4%	$ 36.1	2.3%	$ 10.8	5.9%	$ 151.0	2.7%
Total constant dollar change (Non-U.S. GAAP)	**$ 590.3**	**18.2%**	**$1,610.3**	**#%**	**$ 20.1**	**1.3%**	**$ 27.5**	**15.1%**	**$2,248.2**	**40.5%**

2011 Compared with 2010	Food & Beverage		Institutional & Laundry		Protective Packaging		Other		Total Company	
Volume — Units	$ 7.6	0.3%	$ —	—%	$ 55.5	3.8%	$ 14.0	8.6%	$ 77.1	1.7%
Volume — Acquired businesses, net of (dispositions)	172.5	6.0	534.0	#	1.0	0.1	—	—	707.5	15.8
Product price/mix[1]	96.6	3.4	—	—	25.4	1.7	(0.4)	(0.2)	121.6	2.7
Foreign currency translation	105.4	3.7	—	—	42.8	2.9	6.4	4.0	154.6	3.4
Total change (U.S. GAAP)	**$ 382.1**	**13.4%**	**$ 534.0**	**#%**	**$124.7**	**8.5%**	**$ 20.0**	**12.4%**	**$1,060.8**	**23.6%**
Impact of foreign currency translation	$(105.4)	(3.7)%	$ —	—%	$ (42.8)	(2.9)%	$ (6.4)	(4.0)%	$ (154.6)	(3.4)%
Total constant dollar change (Non-U.S. GAAP)	**$ 276.7**	**9.7%**	**$ 534.0**	**#%**	**$ 81.9**	**5.6%**	**$ 13.6**	**8.4%**	**$ 906.2**	**20.2%**

# Denotes a variance greater than or equal to 100%, or not meaningful.

(1) Our product price/mix reported above includes the net impact of our pricing actions and rebates as well as the period-to-period change in the mix of products sold. Also included in our reported product price/mix is the net effect of some of our customers purchasing our products in non-U.S. dollar or euro denominated countries at selling prices denominated in U.S. dollars or euros. This primarily arises when we export products from the U.S. and euro-zone countries. The impact to our reported product price/mix of these purchases in other countries at selling prices denominated in U.S. dollars or euros was not material in the periods included in the table above.

The following net sales discussion is on a constant dollar basis.

Food & Beverage Segment Net Sales

2012 compared with 2011

The $590 million, or 18%, constant dollar increase in 2012 compared with 2011 was primarily due to:

- a $517 million incremental impact of net sales by the acquired businesses from the hygiene solutions business as a result of the acquisition of Diversey in the fourth quarter of 2011;

- favorable product price/mix in Latin America of $29 million, or 7%, primarily from the benefits of prior pricing actions that were implemented to offset rising raw materials costs and from formula-based contractual price adjustments in the packaging solutions business; and
- higher unit volumes in Latin America of $28 million, or 7%, due to increased customer production rates for fresh red meat in the packaging solutions business.

2011 compared with 2010

The $277 million, or 10%, constant dollar increase in 2011 compared with 2010 was primarily due to:

- a $173 million incremental impact of net sales by the acquired businesses from the hygiene solutions business as a result of the acquisition of Diversey in the fourth quarter of 2011;
- favorable product price/mix in the U.S. of $73 million, or 3%, from the benefits of pricing actions that were implemented to offset rising raw materials costs, as well as formula-based contractual price adjustments in the packaging solutions business; and
- higher unit volumes in Europe of $19 million, or 1%, from higher equipment sales and case-ready, ready meal and vertical pouch packaging products sales from existing and new customers.

These favorable drivers were partially offset by lower unit volumes in the Canada of $14 million, or 1%, primarily due to a customer loss in the packaging solutions business. This customer loss is not considered material to our consolidated net sales.

Institutional & Laundry Segment Net Sales

2012 compared with 2011

The $1,610 million constant dollar increase in net sales in 2012 compared with 2011 was primarily due to:

- a $1,599 million incremental impact of net sales by the acquired I&L business as a result of the acquisition of Diversey in the fourth quarter of 2011; and
- favorable product price/mix of $9 million, or 2% , primarily in Latin America and AMAT regions in the fourth quarter of 2012 compared with the same period of 2011.

These factors were partially offset by a decrease in unit volumes in Europe of $10 million, or 4%, reflecting a decline in consumer brands and lower equipment sales.

2011 compared with 2010

The $534 million constant dollar increase in net sales in 2011 compared with 2010 represents the acquisition of the I&L business as part of the acquisition of Diversey in the fourth quarter of 2011.

Protective Packaging Segment Net Sales

2012 compared with 2011

The $20 million, or 1%, constant dollar increase in net sales in 2012 compared with 2011 was primarily due to higher unit volumes in the U.S. of $25 million, or 3%, due to expanded market presence and strengths in solutions targeting e-commerce applications. This growth was partially offset by lower unit volumes in Europe of $11 million, or 3%, primarily due to lower customer demand reflecting the current economic challenges in the region.

2011 compared with 2010

The $82 million, or 6%, constant dollar increase in 2011 compared with 2010 was primarily due to:

- higher unit volumes in the U.S. of $27 million, or 3%, due to higher year-over-year industrial production rates, which in turn favorably affected the sales of our protective packaging products to existing customers in the order fulfillment space and our inflatable materials and equipment systems to new and existing customers in the e-commerce space;
- favorable product price/mix in the U.S. of $17 million, or 2%, and in Europe of $11 million, or 3%, due to the benefits of pricing actions that were implemented to offset rising raw materials costs.

Cost of Sales

Our primary input costs include raw materials such as polyolefin and other petrochemical-based resins and films, caustic soda, solvents, waxes, phosphates, surfactants, chelates, fragrances and paper and wood pulp products. These raw materials represent approximately one third of our cost of sales. Our other cost of sales inputs include direct and indirect labor, other raw materials and other input costs, including energy-related costs and transportation costs. The costs for our raw materials are impacted by the rise and fall in crude oil and natural gas prices, since they serve as feedstocks utilized in the production of our raw materials. The prices for these feedstocks have been particularly volatile in recent years as a result of changes in global demand. In addition, supply and demand imbalances of intermediate compounds such as benzene and supplier facility outages have impacted resin costs. Although changes in the prices of crude oil and natural gas are indicative of the variations in certain raw materials and energy-related costs, they are not perfect benchmarks. We continue to monitor changes in raw material and energy-related costs as they occur and take pricing actions as appropriate to lessen the impact of cost increases when they occur.

Cost of sales for the three years ended December 31, 2012 was as follows:

	2012	2011	2010	2012 vs. 2011 % Change	2011 vs. 2010 % Change
Cost of sales	$5,103.8	$3,950.6	$3,237.3	29%	22%
As a % of net sales	*67%*	*71%*	*72%*		

2012 compared with 2011

The $1.2 billion increase in cost of sales in 2012 compared with 2011 was primarily due to the incremental impact of costs of sales from acquired businesses of $1.2 billion from the food and beverage hygiene solutions and I&L businesses as a result of the acquisition of Diversey in the fourth quarter of 2011. Cost of sales for the year ended December 31, 2012 compared with 2011 was also impacted by favorable foreign currency translation of $111 million. Costs for raw materials and freight were $15 million lower in 2012 compared with 2011.

2011 compared with 2010

The $713 million increase in cost of sales in 2011 compared with 2010 was primarily due to:

- a $423 million incremental impact of costs of sales from acquired businesses from the food and beverage hygiene solutions and I&L businesses as a result of the acquisition of Diversey in the fourth quarter of 2011;
- higher raw materials costs of $125 million attributable to the increased average cost per pound of resin in 2011;
- an unfavorable impact of foreign currency translation of $115 million; and
- higher transportation and energy-related costs of $20 million.

Marketing, Administrative and Development Expenses

Marketing, administrative and development expenses for the three years ended December 31, 2012 are included in the table below. The amounts for 2011 and 2010 have been reclassified to conform to the 2012 presentation of these expenses as we now present the amortization of intangible assets acquired as a separate line item on our consolidated statements of operations.

	2012	2011	2010	2012 vs. 2011 % Change	2011 vs. 2010 % Change
Marketing, administrative and development expenses	$1,785.2	$1,014.4	$699.0	76%	45%
As a % of net sales	23%	18%	16%		

2012 compared with 2011

The $771 million increase in marketing, administrative and development expenses in 2012 compared with 2011 was primarily due to a $796 million incremental impact of expenses from acquired businesses from the food and beverage hygiene solutions and I&L businesses as a result of the acquisition of Diversey in the fourth quarter of 2011, partially offset by the impact of favorable foreign currency translation of $27 million and a decrease in share-based compensation of $8 million primarily because we did not achieve some of our 2012 financial performance goals.

2011 compared with 2010

The $315 million increase in marketing, administrative and development expenses in 2011 compared with 2010 was primarily due to:

- a $275 million incremental impact of expenses from acquired businesses from the food and beverage hygiene solutions and I&L businesses as a result of the acquisition of Diversey in the fourth quarter of 2011;
- an unfavorable impact of foreign currency translation of $21 million;
- an increase in selling and marketing expenses of $15 million to support our sales growth; and
- higher development expenses of $3 million due to additional headcount and increase in project spending to support strategic growth programs.

These factors were partially offset by a decrease in share-based compensation of $6 million primarily because we did not achieve some of our 2011 financial performance goals.

Amortization Expense of Intangible Assets Acquired

Amortization expense of intangible assets acquired for the three years ended December 31, 2012 were as follows:

	2012	2011	2010
Amortization expense of intangible assets acquired	$134.0	$39.5	$11.2

The increase in 2012 compared with both 2011 and 2010 was due to the amortization of the intangible assets acquired in connection with the acquisition of Diversey in the fourth quarter of 2011.

Impairment of Goodwill and Other Intangible Assets

In 2012, we recorded a pre-tax non-cash impairment charge of $1,892.3 million of goodwill and other intangible assets. See Note 8, "Goodwill and Identifiable Intangible Assets," for information of the events and circumstances that lead to this impairment.

Costs Related to the Acquisition and Integration of Diversey

We recorded transaction and integration costs directly related to the acquisition of Diversey of $7 million in 2012 and $65 million in 2011. The transaction related costs were $55 million and primarily consist of financing commitment, legal, regulatory and appraisal fees. The remainder of the costs in both periods were integration costs primarily consisting of consulting fees. As discussed above, we have excluded these costs from our adjusted EPS calculations. See Note 4, "Acquisition of Diversey Holdings, Inc.," for further discussion of the acquisition.

Restructuring Activities

2011-2014 Integration and Optimization Program

In December 2011, we initiated a restructuring program associated with the integration of Diversey's business following our acquisition of Diversey on October 3, 2011. The program primarily consists of (i) reduction in headcount, (ii) consolidation of facilities, and (iii) supply chain network optimization, and (iv) certain other capital expenditures. This program is expected to be completed by the end of 2014.

See Note 10, "Restructuring Activities," for further discussion of the charges and liabilities associated with this program.

We estimate that we realized approximately $105 million of benefits from this program in 2012 from headcount reductions, elimination of redundant costs, plant consolidations and procurement and logistics savings. We anticipate realizing an incremental $90 million in benefits in 2013.

The actual timing of future costs and cash payments related to this program are subject to change due to a variety of factors that may cause a portion of the costs, spending and benefits to occur later expected. In addition, changes in foreign exchange rates may impact future costs, spending and benefits.

European Principal Company

In May 2011, before the acquisition of Diversey, Diversey's management approved, subject to successful works council consultations, plans to reorganize its European operations to function under a centralized management and supply chain model. We completed the reorganization on May 3, 2012 and the EPC, based in the Netherlands, is now centrally managing Diversey's European operations. Diversey's European subsidiaries are executing sales and distribution locally, and local production companies are acting as toll manufacturers.

As part of the planning for this reorganization, we recognized associated costs of $12 million in 2012 and $4 million in 2011. These costs are included in marketing, administrative and development expenses in the consolidated statements of operations and in restructuring charges in 2011 related to termination benefits of $1 million.

Global Manufacturing Strategy

We announced our global manufacturing strategy program in 2006 and completed the program in 2010. The goals of this multi-year program were to realign our manufacturing footprint to expand capacity in growing markets, to further improve our operating efficiencies, and to implement new technologies more effectively. Additionally, we optimized certain manufacturing platforms in North America and Europe into centers of excellence. By taking advantage of new technologies and streamlining production on a global scale, we have continued to enhance our profitable growth and our global leadership position and have produced meaningful benefits.

The capital expenditures, associated costs and related restructuring charges and the total amounts incurred since inception of this multi-year program are included in the table below.

	Year Ended December 31, 2010	Cumulative Through December 31, 2010
Capital expenditures	$3.3	$156.0
Associated costs	3.8	36.2
Restructuring and other charges	4.4	42.7

We estimate that we realized approximately $55 million in benefits in 2010, which were primarily realized in cost of sales.

European Facility Closure

In December 2010, we closed a small shrink packaging factory in Europe. We took this action based on our review of operating costs and technology levels in an effort to simplify our plant network and improve our operating efficiency. We recorded nominal associated costs and restructuring and other charges in 2011 and $7 million in 2010. The associated costs and restructuring and other charges related to the actions described above are considered special items and are excluded from our non-U.S. GAAP EPS calculations. See "Diluted Net Earnings Per Common Share" above for further details.

See Note 10, "Restructuring Activities," for additional information on our recent restructuring activities.

Operating (Loss) Profit

Management evaluates the performance of each reportable segment based on its operating (loss) profit. Operating (loss) profit by our segment reporting structure for the three years ended December 31, 2012 was as follows:

	2012	2011	2010	2012 vs. 2011 % Change	2011 vs. 2010 % Change
Food & Beverage	$ (170.9)	$371.2	$361.9	#%	3%
As a % of Food & Beverage net sales	*(4.6)%*	*11.5%*	*12.7%*		
Institutional & Laundry	(1,278.4)	(14.8)	—	#	#
As a % of Institutional & Laundry net sales	*(60.0)%*	*(2.8)%*	*— %*		
Protective Packaging	207.5	201.7	185.1	3	9
As a % of Protective Packaging net sales	*13.1%*	*12.7%*	*12.6%*		
Other	(25.4)	(11.7)	(4.4)	#	#
As a % of Other net sales	*(12.8)%*	*(6.4)%*	*(2.7)%*		
Total segments and other	(1,267.2)	546.4	542.6	#	1
As a % of net sales	*(16.6)%*	*9.8%*	*12.1%*		
Costs related to the acquisition and integration of Diversey	7.4	64.8	—	(89)	#
Restructuring and other charges[1]	142.5	52.2	7.6	#	#
Total operating (loss) profit	$(1,417.1)	$429.4	$535.0	#%	(20)%
As a % of net sales	*(18.5)%*	*7.7%*	*11.9%*		

\# Denotes a variance greater than or equal to 100%, or not meaningful.

(1) Restructuring and other charges by our segment reporting structure were as follows:

	2012	2011	2010
Food & Beverage	$ 72.0	$13.1	$ 3.7
Institutional & Laundry	53.1	39.5	—
Protective Packaging	16.7	(0.4)	3.9
Other	0.7	—	—
Total	$142.5	$52.2	$ 7.6

See "Restructuring Activities" above for further discussion of restructuring activities.

Food & Beverage Segment Operating (Loss) Profit

2012 compared with 2011

2012 operating loss includes the non-cash impairment charge related to goodwill and other intangible assets of $543 million. See Note 8, "Goodwill and Identifiable Intangible Assets," for further details. The pre-impairment operating profit remained flat in 2011 and 2012.

2011 compared with 2010

The increase in operating profit in 2011 compared with 2010 was primarily due to the net favorable impacts of the changes in net sales mentioned above, which was partially offset by higher raw materials costs, which we estimate to be $85 million higher in 2011 compared with 2010.

Institutional & Laundry Segment Operating (Loss) Profit

2012 compared with 2011

2012 operating loss includes the non-cash impairment charge related to goodwill and other intangible assets of $1.3 billion. See Note 8, "Goodwill and Identifiable Intangible Assets," for further details. The pre-impairment operating profit increased by $62 million in 2012 compared to 2011, which was a result of the increase in net sales described above and lower raw materials costs being partially offset by higher marketing and administration costs.

2011 compared with 2010

The increase in operating profit in 2011 compared with 2010 was due to the acquisition of Diversey in the fourth quarter of 2011.

Protective Packaging Segment Operating Profit

2012 compared with 2011

Operating profit remained flat in 2012 when compared to 2011.

2011 compared with 2010

The increase in operating profit in 2011 compared with the same periods in 2010 was primarily due to the net favorable impacts of the changes in net sales mentioned above. These factors were partially offset by higher raw materials costs, which we estimate to be $32 million higher in 2011 compared with 2010.

Other Operating (Loss) Profit

2012 compared with 2011

2012 operating loss includes the non-cash impairment charge of $22 million related to a decision to stop development work on a project included in our new venture business. See Note 8, "Goodwill and Identifiable

Intangible Assets," for further details. A reduction in the pre-impairment operating loss in 2012 compared with 2011 was primarily due to lower development spending.

2011 compared with 2010

The decline in operating profit in 2011 compared with 2010 was primarily due to higher raw materials costs, which we estimate to be $8 million higher compared with 2010. Also contributing to the decline in operating profit were incremental expenses related to our new ventures. These factors were partially offset by the net favorable impacts of the increases in unit volumes mentioned above.

Interest Expense

Interest expense includes the stated interest rate on our outstanding debt, as well as the net impact of capitalized interest, the effects of interest rate swaps and the amortization of capitalized senior debt issuance costs, bond discounts, and terminated treasury locks.

Interest expense for the three years ended December 31, 2012 was as follows:

	2012	2011	2010	2012 vs. 2011 Change	2011 vs. 2010 Change
Interest expense on the amount payable for the Settlement agreement	$ 45.7	$ 43.3	$ 41.1	$ 2.4	$ 2.2
Interest expense on our various debt instruments:					
5.625% Senior Notes due July 2013[3]	19.2	20.7	21.9	(1.5)	(1.2)
12% Senior Notes due February 2014[1]	15.2	14.7	30.0	0.5	(15.3)
Term Loan A due October 2016[2]	35.8	10.4	—	25.4	10.4
7.875% Senior Notes due June 2017	33.3	33.1	33.0	0.2	0.1
Term Loan B due October 2018[2]	64.0	17.5	—	46.5	17.5
8.125% Senior Notes due September 2019[2]	62.3	15.1	—	47.2	15.1
8.375% Senior Notes due September 2021[2]	63.8	15.4	—	48.4	15.4
6.875% Senior Notes due July 2033	30.9	30.9	30.9	—	—
6.50% Senior Notes due December 2020[3]	2.5	—	—	2.5	—
Revolving Credit Facility[2]	4.1	1.3	—	2.8	1.3
Other interest expense	13.4	18.4	8.4	(5.0)	10.0
Less: capitalized interest	(5.5)	(4.2)	(3.7)	(1.3)	(0.5)
Total	$384.7	$216.6	$161.6	$168.1	$ 55.0

(1) We redeemed $150 million of these notes in December 2010. See "Loss on Debt Redemption" below.

(2) In connection with the acquisition of Diversey on October 3, 2011, we entered into the Credit Facility consisting of: (a) a $1.1 billion multicurrency Term Loan A Facility, (b) a $1.2 billion multicurrency Term Loan B Facility and (c) a $700 million Revolving Credit Facility. We also issued $750 million of 8.125% Senior Notes and $750 million of 8.375% Senior Notes. See Note 12, "Debt and Credit Facilities," for further details.

(3) On November 28, 2012, we issued $425 million of 6.50% Senior Notes. A portion of the proceeds from this offering was used to purchase $400 million of the 5.625% Senior Notes due July 2013 (the "5.625% Notes"). See Note 12, "Debt and Credit Facilities," and "Loss on Debt Redemption" below for further details.

Loss on Debt Redemption

In November 2012, we issued $425 million of 6.50% senior notes and used substantially all of the proceeds to retire the 5.625% senior notes due July 2013. We repurchased the 5.625% Notes at fair value. The aggregate repurchase price was $421 million, which included the principal amount of $400 million, a 3% premium of

$13 million and accrued interest of $8 million. We recognized a total net pre-tax loss of $12 million, which included the premiums mentioned above, less a gain of $1 million on the termination of a related interest rate swap.

We amended and refinanced our credit facility to (a) reduce Term Loan B interest rates, (b) gain additional flexibility on financial covenant, and (c) amend certain other terms. As a result, we recognized a pretax loss of $16 million for the accelerated unamortized original issuance discounts of $9 million and the unamortized capitalized lender fees for $7 million. We also recorded new original issuance discount and non-lender fees for a total of $2 million, which are included in the carrying amount of the debt instruments. In addition, we recorded a pre-tax loss of $7 million of non-lender fees related to the transactions mentioned above.

See Note 12, "Debt and Credit Facilities" for details of our debt transactions.

In December 2010, we completed an early redemption of $150 million of the outstanding $300 million principal amount of our 12% Senior Notes due February 14, 2014. We redeemed the notes at 127% of the principal amount plus accrued interest. The aggregate redemption price was $196 million, including $5 million of accrued interest. We funded the redemption with available cash. We recorded a pre-tax loss of $41 million resulting from the 27% premium. We also recognized a gain of $2 million from the termination of a related interest rate swap. As a result, the total net pre-tax loss was $39 million, which equated to a $0.14 per common share decrease to our reported net earnings per common share.

Net Gains on Sale of Available-for-Sale Securities

In 2010, we sold our five auction rate security investments, representing our total holdings of these securities. These sales resulted in a pre-tax gain of $7 million ($4 million, net of taxes). Before we sold these investments, we recognized $1 million of pre-tax other-than-temporary impairment in 2010 due to the decline in estimated fair value of some of these investments.

Foreign Currency Exchange (Losses) Gains Related to Venezuelan Subsidiaries

Effective January 1, 2010, Venezuela was designated a highly inflationary economy. The foreign currency exchange gains and losses we recorded in 2012, 2011 and 2010 for our Venezuelan subsidiary were the result of two factors: 1) the significant changes in the exchange rates used to settle bolivar-denominated transactions and 2) the significant changes in the exchange rates used to remeasure our Venezuelan subsidiary's financial statements at the balance sheet date. We believe these gains and losses are attributable to the unstable foreign currency environment in Venezuela. See "Venezuela" in "Foreign Exchange Rates" of Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," for further discussion on Venezuela.

Other Expense, Net

See Note 20, "Other Expense, net," for the components and discussion of other expense, net.

Income Taxes

Our loss before income taxes from continuing operations for 2012 was reduced by an income tax benefit of $262 million. Our effective income tax benefit rate for 2012 was 14% because our net loss resulted from an impairment charge, substantially all of which related to non-deductible goodwill, with no corresponding tax benefit. Our core tax rate for the year was 26%. Our tax provision for the year benefitted from earnings in jurisdictions with low tax rates and losses in jurisdictions, such as the U.S., with high tax rates, as well as favorable settlements of certain tax disputes totaling $12 million in 2012. The favorable factors were partially offset by losses in jurisdictions where we did not have any tax benefit due to the applicable tax rate or valuation allowances.

Our effective income tax rate from continuing operations was 30% for 2011 and 25% for 2010. As described below, the legacy-Diversey operations and the costs of the Diversey acquisition increased our 2011 effective tax rate. For 2011 and 2010, our effective income tax rate was lower than the statutory U.S. federal income tax rate of 35% primarily due to the lower net effective income tax rate on foreign earnings, as well as income tax benefits from tax credits and the domestic manufacturing deduction, partially offset by state income taxes and, in 2011, nondeductible expenses incurred in connection with the Diversey acquisition.

We expect an effective income tax rate in the range of 25% to 27% in 2013.

Our effective tax rate also depends on the realization of our deferred tax assets, net of our valuation allowances. We have deferred tax assets related to the Settlement agreement, other accruals not yet deductible for tax purposes, foreign tax credits, U.S. and foreign net operating loss carry forwards and investment tax allowances, employee benefit items, and other items. Our largest deferred tax asset relates to our Settlement agreement as described in Note 15, "Commitments and Contingencies."

We have established valuation allowances to reduce our deferred tax assets to an amount that is more likely than not to be realized. Our ability to utilize our deferred tax assets depends in part upon our ability to generate future taxable income during the periods in which these temporary differences reverse or our ability to carry back any losses created by the deduction of these temporary differences. We expect to realize these assets over an extended period. If we are unable to generate sufficient future taxable income in the U.S. and certain foreign jurisdictions, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowances against our deferred tax assets. Conversely, if we have sufficient future taxable income in jurisdictions where we have valuation allowances, we may be able to reverse those valuation allowances. Our largest deferred tax asset relates to the Settlement agreement. We intend to carry back a significant portion of the loss resulting from our deduction under the Settlement agreement. Our tax benefit with respect thereto may be significantly reduced resulting in an increased tax expense if the funding of the Settlement agreement occurs later than 2013 or the price of our common stock at the time of funding of the Settlement agreement is less than $17.86 per share. These conditions could result in a significant increase in our effective tax rate and could have a material adverse effect on our consolidated results of operations in the periods in which these conditions occur. In addition, changes in statutory tax rates or other new legislation or regulation may change our deferred tax assets or liability balances, with either favorable or unfavorable impacts on our effective tax rate. See, "Material Commitments and Contingencies," below for further discussion.

See Note 17, "Income Taxes," for a reconciliation of the U.S. federal statutory rate to our effective tax rate, which also shows the major components of the year over year changes.

Liquidity and Capital Resources

The discussion that follows contains descriptions of:

- our material commitments and contingencies;
- our principal sources of liquidity;
- our outstanding indebtedness;
- our historical cash flows and changes in working capital;
- changes in our stockholders' equity; and
- our derivative financial instruments.

Material Commitments and Contingencies

Settlement Agreement and Related Costs

We recorded a pre-tax charge of $850 million in 2002, of which $513 million represents a cash payment that we are required to make (subject to the satisfaction of the terms and conditions of the Settlement agreement) upon the effectiveness of a plan of reorganization in the bankruptcy of W. R. Grace & Co. We did not use cash in any period with respect to this liability.

We currently expect to fund a substantial portion of this payment when it becomes due by using accumulated cash and cash equivalents with the remainder from our committed credit facilities. Our new Credit Facility is available for general corporate purposes, including the payment of the amounts required upon effectiveness of the Settlement agreement. See "Principal Sources of Liquidity" below. The cash payment of $513 million accrues interest at a 5.5% annual rate, which is compounded annually, from December 21, 2002 to the date of payment. This accrued interest was $364 million at December 31, 2012 and is recorded in Settlement agreement and related accrued interest on our consolidated balance sheet. The total liability on our consolidated balance sheet was $877 million at December 31, 2012. In addition, the Settlement agreement provides for the issuance of 18 million shares of our common stock. Since the impact of issuing these shares is dilutive to our EPS, under U.S. GAAP, they are included in our diluted weighted average number of common shares outstanding in our calculation of EPS if the impact of including these shares is dilutive. See Note 21, "Net (Loss) Earnings Per Common Share," for details of our calculation of EPS.

Tax benefits resulting from the anticipated funding of the Settlement agreement were recorded as a $401 million net deferred tax asset on our consolidated balance sheet as of December 31, 2012. This deferred tax asset reflects the cash portion of the Settlement agreement and related accrued interest and the value of the 18 million shares of our common stock at the post-split price of $17.86 per share, which was the price when the Settlement agreement was reached in 2002. We intend to carry back a significant portion of the loss resulting from our deduction under the Settlement agreement. The efficiency of any amount carried back and the benefit therefrom, as well as the benefit from the amount carried forward, may depend upon, among other factors, the year when we fund the Settlement agreement. Our tax benefit may be significantly reduced resulting in an increased tax expense if we fund the Settlement agreement later than 2013. The timing of our funding, however, is subject to factors beyond our control. Other facts that will impact our tax benefit include the amount of cash we pay, our tax position and the applicable tax codes, our past and anticipated future earnings in the U.S., as well as the price or our common stock at the time we fund the Settlement agreement. For example, our tax benefit will be reduced, resulting in an increased tax expense, if the price of our common stock at the time of funding is less than $17.86 per share. Conversely, although our cash tax benefit will increase, any additional benefit resulting from an increased price per share will increase our paid in capital and not decrease our tax expense.

If we are unable to generate sufficient U.S. taxable income we could be required to increase our valuation allowance against this deferred tax asset and we may not realize the full cash tax benefit relating to this asset. This could result in a significant increase in our effective tax rate and could have a material adverse effect on our consolidated results of operations in the periods in which these conditions occur. Changes in statutory tax rates or other new legislation or regulation may also change our deferred tax assets or liability balances, with either favorable or unfavorable impacts on our effective tax rate.

While the Bankruptcy Court and the District Court have confirmed the PI Settlement Plan, parties have appealed or otherwise challenged the PI Settlement Plan and the opinions and orders entered by the Bankruptcy Court and the District Court confirming the PI Settlement Plan. These matters may be subject to further appeal, challenge, and proceedings before the District Court, the Third Circuit Court of Appeals, or other courts. Parties have challenged various issues with respect to the PI Settlement Plan and the opinions and orders entered by the Bankruptcy Court and the District Court, including (without limitation) issues relating to releases and injunctions contained in the PI Settlement Plan. We will continue to review and monitor the progress of the Grace bankruptcy proceedings (including appeals and other proceedings relating to the PI Settlement Plan, the Bankruptcy and the Amended District Court Opinions, and the Bankruptcy and Amended District Court Confirmation Orders), as well as any amendments or changes to the PI Settlement Plan or to the Bankruptcy and the Amended District Court Opinions and Confirmation Orders, to verify compliance with the Settlement agreement. We do not know whether or when a final plan of reorganization (whether the PI Settlement Plan or another plan of reorganization) will become effective or whether the final plan will be consistent with the terms of the Settlement agreement.

As mentioned in "2013 Outlook" above, our full year 2013 diluted net earnings per common share guidance continues to exclude the payment under the Settlement agreement, as the timing is unknown. Payment under the Settlement agreement is expected to be accretive to our post-payment diluted net earnings per common share by approximately $0.13 annually. This range primarily represents the accretive impact on our net earnings from ceasing to accrue any future interest on the settlement amount following the payment.

The information set forth in Part II, Item 8 of this Annual Report on Form 10-K in Note 18, "Commitments and Contingencies," under the caption "Settlement Agreement and Related Costs" is incorporated herein by reference.

Cryovac Transaction Commitments and Contingencies

The information set forth in Part II, Item 8 of this Annual Report on Form 10-K in Note 18, "Commitments and Contingencies," under the caption "Cryovac Transaction Commitments and Contingencies" is incorporated herein by reference.

Contractual Obligations

The following table summarizes our principal contractual obligations and sets forth the amounts of required or contingently required cash outlays in 2013 and future years (amounts in millions):

	Payments Due by Years				
Contractual Obligations	**Total**	**2013**	**2014-2015**	**2016-2017**	**Thereafter**
Short-term borrowings	$ 39.2	$ 39.2	$ —	$ —	$ —
Current portion of long-term debt exclusive of debt discounts and lender fees	1.8	1.8	—	—	—
Long-term debt, exclusive of debt discounts and lender fees	4,589.4	—	633.8	814.4	3,141.2
Total debt[1]	4,630.4	41.0	633.8	814.4	3,141.2
Interest payments due on long-term debt[2]	2,233.7	290.8	539.5	481.5	921.9
Operating leases	229.8	68.9	85.8	39.5	35.6
Cash portion of the Settlement agreement and related accrued interest[3]	876.9	876.9	—	—	—
First quarter 2013 quarterly cash dividend declared	25.3	25.3	—	—	—
Other principal contractual obligations	313.8	172.8	102.9	26.1	12.0
Total contractual cash obligations	$8,309.9	$1,475.7	$1,362.0	$1,361.5	$4,110.7

(1) These amounts include principal maturities (at face value) only. These amounts also include our contractual obligations under capital leases of $1.3 million in 2013, $1.8 million in 2014-2015 and $0.2 million in 2016-2017.

(2) Includes interest payments required under our senior notes issuances and Amended Credit Facility only. The interest payments included above for our Term Loan A and B were calculated using the following assumptions:

- interest rates based on stated rates based on LIBOR as of December 31, 2012;
- all non-U.S. dollar balances are converted using exchange rates as of December 31, 2012; and
- assumes obligations are repaid when due.

(3) This liability is reflected as a current liability due to the uncertainty of the timing of payment. Interest accrues on this amount at a rate of 5.5% per annum, compounded annually, until it becomes due and payable.

Current Portion of Long-Term Debt and Long-Term Debt — Represents the principal amount of the debt required to be repaid in each period.

Operating Leases — The contractual operating lease obligations listed in the table above represent estimated future minimum annual rental commitments primarily under non-cancelable real and personal property leases as of December 31, 2012.

Cash Portion of the Settlement Agreement — The Settlement agreement is described more fully in "Settlement Agreement and Related Costs," of Note 18, "Commitments and Contingencies."

Other Principal Contractual Obligations — Other principal contractual obligations include agreements to purchase an estimated amount of goods, including raw materials, or services, including energy, in the normal course of business. These obligations are enforceable and legally binding and specify all significant terms, including fixed or minimum quantities to be purchased, minimum or variable price provisions and the approximate timing of the purchase. The amounts included in the table above represent the minimum amounts we are obligated to pay under these agreements. We may purchase additional goods or services above the minimum requirements of these obligations and, as a result use additional cash.

Liability for Unrecognized Tax Benefits

At December 31, 2012, we had liabilities for unrecognized tax benefits and related interest and penalties of $257 million, most of which is included in other liabilities and the remaining balance as a reduction to current deferred tax assets on the consolidated balance sheet. At December 31, 2012, we cannot reasonably estimate the future period or periods of cash settlement of these liabilities. See Note 17, "Income Taxes," for further discussion.

Off-Balance Sheet Arrangements

We have reviewed our off-balance sheet arrangements and have determined that none of those arrangements has a material current effect or is reasonably likely to have a material future effect on our consolidated financial statements, liquidity, capital expenditures or capital resources.

Income Tax Payments

We currently expect to pay between $95 million and $115 million in income taxes in 2013.

Contributions to Defined Benefit Pension Plans

We maintain defined benefit pension plans for some of our U.S. and our non-U.S. employees. We currently expect our contributions to these plans be approximately $30 million in 2013.

Environmental Matters

We are subject to loss contingencies resulting from environmental laws and regulations, and we accrue for anticipated costs associated with investigatory and remediation efforts when an assessment has indicated that a loss is probable and can be reasonably estimated. These accruals do not take into account any discounting for the time value of money and are not reduced by potential insurance recoveries, if any. We do not believe that it is reasonably possible that the liability in excess of the amounts that we have accrued for environmental matters will be material to our consolidated statements of operations, balance sheets or cash flows. We reassess environmental liabilities whenever circumstances become better defined or we can better estimate remediation efforts and their costs. We evaluate these liabilities periodically based on available information, including the progress of remedial investigations at each site, the current status of discussions with regulatory authorities regarding the methods and extent of remediation and the apportionment of costs among potentially responsible parties. As some of these issues are decided (the outcomes of which are subject to uncertainties) or new sites are assessed and costs can be reasonably estimated, we adjust the recorded accruals, as necessary. We believe that these exposures are not material to our consolidated financial condition and results of operations. We believe that we have adequately reserved for all probable and estimable environmental exposures.

Principal Sources of Liquidity

We require cash to fund our operating expenses, capital expenditures, interest, taxes and dividend payments and to pay our debt obligations and other long-term liabilities as they come due. Our principal sources of liquidity are cash flows from operations, accumulated cash and amounts available under our existing lines of credit described below, including the Amended Credit Facility, and our accounts receivable securitization program.

We believe that our current liquidity position and future cash flows from operations will enable us to fund our operations, including all of the items mentioned above, and the cash payment under the Settlement agreement should it become payable within the next 12 months.

See Note 12, "Debt and Credit Facilities," for further details.

Cash and Cash Equivalents

The following table summarizes our accumulated cash and cash equivalents:

	December 31, 2012	December 31, 2011
Cash and cash equivalents	$679.6	$703.6

See "Analysis of Historical Cash Flows" below.

Lines of Credit

Effective November 14, 2012, we amended the Revolving Credit Facility. The Amended Revolving Credit Facility may be used for working capital needs and general corporate purposes, including the payment of the amounts required upon effectiveness of the Settlement agreement. We used our Amended Revolving Credit Facility in connection with the sale of Diversey Japan and the refinancing of Term Loan A in 2012. Interest paid for 2011 and 2012 under the original revolving credit facility and the Amended Revolving Credit Facility was insignificant. There were no amounts outstanding under the original revolving credit facility at December 31, 2011 and the Amended Revolving Credit Facility at December 31, 2012. See Note 12, "Debt and Credit Facilities," for further details.

Accounts Receivable Securitization Program

At December 31, 2012, we had $112 million available to us under the program. We did not utilize this program in 2012 and 2011. See Note 9, "Accounts Receivable Securitization Program," for information concerning this program.

Covenants

At December 31, 2012 and 2011, we were in compliance with our financial covenants and limitations, as discussed in "Covenants" of Note 12, "Debt and Credit Facilities."

Debt Ratings

Our cost of capital and ability to obtain external financing may be affected by our debt ratings, which the credit rating agencies review periodically. Below is a table that details our credit ratings by the various types of debt by rating agency.

	Moody's Investor Services	Standard & Poor's
Corporate Rating	Ba3	BB-
Senior Unsecured Rating	B1	BB-
Senior Secured Credit Facility Rating	Ba1	BB
Outlook	Stable	Stable

These credit ratings are considered to be below investment grade. If our credit ratings are downgraded, there could be a negative impact on our ability to access capital markets and borrowing costs could increase. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. Each rating should be evaluated independently of any other rating.

Outstanding Indebtedness

At December 31, 2012 and 2011, our total debt outstanding consisted of the amounts set forth in the following table.

	December 31,	
	2012	2011
Short-term borrowings	$ 39.2	$ 34.5
Current portion of long-term debt	1.8	1.9
Total current debt	41.0	36.4
Total long-term debt, less current portion	4,540.8	4,966.7
Total debt	$4,581.8	$5,003.1

See Note 12, "Debt and Credit Facilities," for further details.

Analysis of Historical Cash Flow

The following table shows the changes in our consolidated cash flows from continuing operations in the three years ended December 31, 2012.

	2012	2011	2010
Net cash provided by operating activities	$ 404.4	$ 372.2	$ 483.1
Net cash used in investing activities	(116.5)	(2,370.0)	(96.9)
Net cash (used in) provided by financing activities	(585.1)	2,016.4	(373.0)

Net Cash Provided by Operating Activities

2012

Net cash provided by continuing operating activities in 2012 was primarily attributable to net earnings adjusted to reconcile to net cash provided by operating activities of $419 million, which primarily included adjustments for depreciation and amortization, impairment of goodwill and other intangible assets, and share-based incentive compensation expenses. Net cash provided by changes in operating assets and liabilities resulted in a net cash use of $14 million in 2012.

2011

Net cash provided by continuing operating activities in 2011 was primarily attributable to net earnings adjusted to reconcile to net cash provided by operating activities of $387 million, which primarily included adjustments for depreciation and amortization, costs related to the acquisition of Diversey and share-based incentive compensation expenses. Net cash provided by changes in operating assets and liabilities resulted in a net spending of cash of $14 million in 2011.

Net Cash Used in Investing Activities

2012

In 2012, we used net cash of $117 million in investing activities, which was primarily due to capital expenditures of $124 million.

2011

In 2011, we used net cash of $2.4 billion in investing activities due to capital expenditures of $123 million and the acquisition of Diversey for $2.2 billion. See Note 4, "Acquisition of Diversey Holdings, Inc." for further information.

We expect to continue to invest capital as we deem appropriate to expand our business, to maintain or replace depreciating property, plant and equipment, to acquire new manufacturing technology and to improve productivity and net sales growth. We expect total capital expenditures in 2013 to be approximately $160 million, which include capital expenditures of $10 million associated with the 2011-2014 Integration and Optimization Program. This projection is based upon our capital expenditure budget for 2013, the status of approved but not yet completed capital projects, anticipated future projects and historic spending trends.

Net Cash (Used in) Provided by Financing Activities

2012

Net cash used in financing activities was primarily due to the following:

- repurchase of $400 million on 5.625% Senior Notes due July 2013 for $421 million;
- prepayment of $185 million on Term Loan A;
- prepayment of $1.1 billion on Term Loan B; and
- payment of $101 million of quarterly dividends,

partially offset by:

- issuance of $425 million of 6.50% Senior Notes due December 2020.
- refinancing of $80 million of Term Loan A; and
- refinancing of $801 million on Term Loan B.

2011

Net cash provided by financing activities was primarily due to the following:

- net proceeds of $1.1 billion from Term Loan B;
- net proceeds of $946 million from Term Loan A;
- issuance of $750 million of 8.125% Senior Notes due September 2019;
- issuance of $750 million of 8.375% Senior Notes due September 2021; and
- changes in restricted cash of $263 million, which was used in connection with the acquisition of Diversey Holdings, Inc.

partially offset by:

- the repayment of existing indebtedness of Diversey of $1.6 billion, in connection with the acquisition of Diversey;
- the payment of our required 2011 and prepayment of our required 2012 Term Loan A Facility and Term Loan B Facility amortization payments totaling $97 million;
- the payment of quarterly dividends of $87 million;
- net payments of short-term borrowings of $7 million;
- payments of debt issuance costs of $51 million in connection with the financing of the acquisition of Diversey; and
- the acquisition of 0.5 million shares of common stock with a fair market value of $13 million that were withheld from employees to satisfy their minimum tax withholding obligations under our 2005 contingent stock plan.

Changes in Working Capital

	December 31, 2012	December 31, 2011	Increase
Working capital (current assets less current liabilities)	$888.8	$844.0	$44.8
Current ratio (current assets divided by current liabilities)	1.4x	1.3x	
Quick ratio (current assets, less inventories divided by current liabilities)	1.1x	1.0x	

The $45 million increase, or 5%, in working capital in the year ended December 31, 2012 was primarily due to the following factors:

- net cash provided by operating activities of $404 million; and
- net cash received from discontinued operations of $262 million, including the proceeds from the sale of Diversey Japan.

partially offset by:

- the payment of quarterly dividends of $101 million; and
- the payments of long-term debt net of proceeds of $453 million.

Changes in Stockholders' Equity

The $1.5 billion, or 51%, decrease in stockholders' equity in 2012 compared with 2011 was primarily due to the decrease in retained earnings of $1.5 billion, which reflects our net loss, including the impairment charge related to goodwill and other intangible assets of $1.6 billion, net of taxes. See Note 8, "Goodwill and Identifiable Intangible Assets," for further details.

Derivative Financial Instruments

Interest Rate Swaps

The information set forth in Part II, Item 8 of this Annual Report on Form 10-K in Note 12, "Derivatives and Hedging Activities," under the caption "Interest Rate Swaps" is incorporated herein by reference.

Foreign Currency Forward Contracts

At December 31, 2012, we were party to foreign currency forward contracts, which did not have a significant impact on our liquidity.

The information set forth in Part II, Item 8 of this Annual Report on Form 10-K in Note 12, "Derivatives and Hedging Activities," under the caption "Foreign Currency Forward Contracts" is incorporated herein by reference.

For further discussion about these contracts and other financial instruments, see Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

Recently Issued Statements of Financial Accounting Standards, Accounting Guidance and Disclosure Requirements

We are subject to numerous recently issued statements of financial accounting standards, accounting guidance and disclosure requirements. Note 2, "Summary of Significant Accounting Policies and Recently Issued Accounting Standards," which is contained in Part II, Item 8 of this Annual Report on Form 10-K, describes these new accounting standards and is incorporated herein by reference.

Critical Accounting Policies and Estimates

Our discussion and analysis of our consolidated financial condition and results of operations are based upon our consolidated financial statements, which are prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.

Our estimates and assumptions are evaluated on an ongoing basis and are based on all available evidence, including historical experience and other factors believed to be reasonable under the circumstances. To derive these estimates and assumptions, management draws from those available sources that can best contribute to its efforts. These sources include our officers and other employees, outside consultants and legal counsel, experts and actuaries. In addition, we use internally generated reports and statistics, such as aging of accounts receivable, as well as outside sources such as government statistics, industry reports and third-party research studies. The results of these estimates and assumptions may form the basis of the carrying value of assets and liabilities and may not be readily apparent from other sources. Actual results may differ from estimates under conditions and circumstances different from those assumed, and any such differences may be material to our consolidated financial statements.

We believe the following accounting policies are critical to understanding our consolidated results of operations and affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. The critical accounting policies discussed below should be read together with our significant accounting policies set forth in Note 2, "Summary of Significant Accounting Policies and Recently Issued Accounting Standards."

Accounts Receivable and Allowance for Doubtful Accounts

In the normal course of business, we extend credit to our customers if they satisfy pre-defined credit criteria. We maintain an accounts receivable allowance for estimated losses resulting from the failure of our customers to make required payments. An additional allowance may be required if the financial condition of our customers deteriorates. The allowance for doubtful accounts is maintained at a level that management assesses to be appropriate to absorb estimated losses in the accounts receivable portfolio. The allowance for doubtful accounts is reviewed quarterly, and changes to the allowance are made through the provision for bad debts, which is included in marketing, administrative and development expenses on our consolidated statements of operations.

These changes may reflect changes in economic, business and market conditions. The allowance is increased by the provision for bad debts and decreased by the amount of charge-offs, net of recoveries.

The provision for bad debts charged against operating results is based on several factors including, but not limited to, a regular assessment of the collectability of specific customer balances, the length of time a receivable is past due and our historical experience with our customers. In circumstances where a specific customer's inability to meet its financial obligations is known, we record a specific provision for bad debt against amounts due thereby reducing the receivable to the amount we reasonably assess will be collected. If circumstances change, such as higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay, our estimates of recoverability could be reduced by a material amount.

Fair Value Measurements of Financial Instruments

In determining fair value of financial instruments, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and consider counterparty credit risk in our assessment of fair value. We determine fair value of our financial instruments based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Our fair value measurements for our financial instruments are subjective and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect our estimates. See Note 14, "Fair Value Measurements and Other Financial Instruments," for further details on our fair value measurements.

Commitments and Contingencies — Litigation

On an ongoing basis, we assess the potential liabilities and costs related to any lawsuits or claims brought against us. We accrue a liability when we believe a loss is probable and when the amount of loss can be reasonably estimated. Litigation proceedings are evaluated on a case-by-case basis considering the available information, including that received from internal and outside legal counsel, to assess potential outcomes. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. In assessing probable losses, we consider insurance recoveries, if any. We expense legal costs, including those legal costs expected to be incurred in connection with a loss contingency, as incurred. We have in the past adjusted existing accruals as proceedings have continued, been settled or otherwise provided further information on which we could review the likelihood of outflows of resources and their measurability, and we expect to do so in future periods. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made.

Impairment of Long-Lived Assets

For finite-lived intangible assets, such as customer relationships, contracts and intellectual property, and for other long-lived assets, such as property, plant and equipment, whenever impairment indicators are present, we perform a review for impairment. We calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over the fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them as appropriate.

For indefinite – lived intangible assets, such as in-process research and development and trademarks and trade names, each year and whenever impairment indicators are present, we determine the fair value of the asset and record an impairment loss for the excess of book value over fair value, if any. In addition, in all cases of an impairment review other than for in-process research and development assets, we re-evaluate whether continuing to characterize the asset as indefinite –lived is appropriate.

Goodwill

Goodwill is reviewed for possible impairment at least annually on a reporting unit level during the fourth quarter of each year. A review of goodwill may be initiated before or after conducting the annual analysis if events or changes in circumstances indicate the carrying value of goodwill may no longer be recoverable.

A reporting unit is the operating segment unless, at businesses one level below that operating segment — the "component" level — discrete financial information is prepared and regularly reviewed by management, and the component has economic characteristics that are different from the economic characteristics of the other components of the operating segment, in which case the component is the reporting unit.

We use a fair value approach to test goodwill for impairment. We must recognize a non-cash impairment charge for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. We derive an estimate of fair values for each of our reporting units using a combination of an income approach and appropriate market approaches, each based on an applicable weighting. We assess the applicable weighting based on such factors as current market conditions and the quality and reliability of the data. Absent an indication of fair value from a potential buyer or similar specific transactions, we believe that the use of these methods provides a reasonable estimate of a reporting unit's fair value.

Fair value computed by these methods is arrived at using a number of factors, including projected future operating results, anticipated future cash flows, effective income tax rates, comparable marketplace data within a consistent industry grouping, and the cost of capital. There are inherent uncertainties, however, related to these factors and to our judgment in applying them to this analysis. Nonetheless, we believe that the combination of these methods provides a reasonable approach to estimate the fair value of our reporting units. Assumptions for sales, net earnings and cash flows for each reporting unit were consistent among these methods.

Income Approach Used to Determine Fair Values

The income approach is based upon the present value of expected cash flows. Expected cash flows are converted to present value using factors that consider the timing and risk of the future cash flows. The estimate of cash flows used is prepared on an unleveraged debt-free basis. We use a discount rate that reflects a market-derived weighted average cost of capital. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting unit's expected long-term operating and cash flow performance. The projections are based upon our best estimates of projected economic and market conditions over the related period including growth rates, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value long-term growth rates, provisions for income taxes, future capital expenditures and changes in future cashless, debt-free working capital.

Market Approaches Used to Determine Fair Values

Each year we consider various relevant market approaches that could be used to determine fair value.

The first market approach estimates the fair value of the reporting unit by applying multiples of operating performance measures to the reporting unit's operating performance. These multiples are derived from comparable publicly-traded companies with similar investment characteristics to the reporting unit, and such comparables are reviewed and updated as needed annually. We believe that this approach is appropriate because it provides a fair value estimate using multiples from entities with operations and economic characteristics comparable to our reporting units and the Company. The second market approach is based on the publicly traded common stock of the Company, and the estimate of fair value of the reporting unit is based on the applicable multiples of the Company. The third market approach is based on recent mergers and acquisitions of comparable publicly-traded and privately-held companies in the our industries.

The key estimates and assumptions that are used to determine fair value under these market approaches include trailing and future 12-month operating performance results and the selection of the relevant multiples to be applied. Under the first and second market approaches, a control premium, or an amount that a buyer is usually willing to pay over the current market price of a publicly traded company, is applied to the calculated equity values to adjust the public trading value upward for a 100% ownership interest, where applicable.

See Note 8, "Goodwill and Identifiable Intangible Assets," for details of our goodwill balance and the goodwill review performed in 2012 and other related information.

Pensions

For a number of our U.S. employees and our international employees, we maintain defined benefit pension plans. Under current accounting standards, we are required to make assumptions regarding the valuation of projected benefit obligations and the performance of plan assets for our defined benefit pension plans.

The projected benefit obligation and the net periodic benefit cost are based on third-party actuarial assumptions and estimates that are reviewed and approved by management on a plan-by-plan basis each fiscal year. The principal assumptions concern the discount rate used to measure the projected benefit obligation, the expected future rate of return on plan assets and the expected rate of future compensation increases. We revise these assumptions based on an annual evaluation of long-term trends and market conditions that may have an impact on the cost of providing retirement benefits.

In determining the discount rate, we utilize market conditions and other data sources management considers reasonable based upon the profile of the remaining service life of eligible employees. The expected long-term rate of return on plan assets is determined by taking into consideration the weighted-average expected return on our asset allocation, asset return data, historical return data, and the economic environment. We believe these considerations provide the basis for reasonable assumptions of the expected long-term rate of return on plan assets. The rate of compensation increase is based on our long-term plans for such increases. The measurement date used to determine the benefit obligation and plan assets is December 31.

At December 31, 2012, the total projected benefit obligation for our U.S. pension plans was $210 million, and the total net periodic benefit cost for the year ended December 31, 2012 was $1 million. At December 31, 2012, the total projected benefit obligation for our international pension plans was $1.0 billion, and the total net periodic benefit cost for the year ended December 31, 2012 was $16 million.

In general, material changes to the principal assumptions could have a material impact on the costs and liabilities recognized on our consolidated financial statements. A 25 basis point change in the assumed discount rate and a 100 basis point change in the expected long-term rate of return on plan assets would have resulted in the following increases (decreases) in the projected benefit obligation at December 31, 2012 and the expected net periodic benefit cost for the year ended December 31, 2013 (in millions).

United States	25 Basis Point Increase	25 Basis Point Decrease
Discount Rate		
Effect on 2012 projected benefit obligation	$ (5.4)	$ 5.6
Effect on 2013 expected net periodic benefit cost	—	—

	100 Basis Point Increase	100 Basis Point Decrease
Return on Assets		
Effect on 2013 expected net periodic benefit cost	$ (1.7)	$ 1.7

International	25 Basis Point Increase	25 Basis Point Decrease
Discount Rate		
Effect on 2012 projected benefit obligation	$(42.6)	$45.4
Effect on 2013 expected net periodic benefit cost	(1.9)	3.3

	100 Basis Point Increase	100 Basis Point Decrease
Return on Assets		
Effect on 2013 expected net periodic benefit cost	$ (8.1)	$ 8.1

Income Taxes

Estimates and judgments are required in the calculation of tax liabilities and in the determination of the recoverability of our deferred tax assets. Our deferred tax assets arise from net deductible temporary differences, tax benefit carry forwards and foreign tax credits. We evaluate whether our taxable earnings during the periods when the temporary differences giving rise to deferred tax assets become deductible or when tax benefit carry forwards may be utilized should be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration dates of tax benefit carry forwards or the projected taxable earnings indicate that realization is not likely, we provide a valuation allowance.

In assessing the need for a valuation allowance, we estimate future taxable earnings, with consideration for the feasibility of ongoing planning strategies and the realizability of tax benefit carry forwards and past operating results, to determine which deferred tax assets are more likely than not to be realized in the future. Changes to tax laws, statutory tax rates and future taxable earnings can have an impact on valuation allowances related to deferred tax assets. In the event that actual results differ from these estimates in future periods, we may need to adjust the valuation allowance, which could have a material impact on our consolidated financial statements.

In calculating our worldwide provision for income taxes, we also evaluate our tax positions for years where the statutes of limitations have not expired. Based on this review, we may establish reserves for additional taxes and interest that could be assessed upon examination by relevant tax authorities. We adjust these reserves to take into account changing facts and circumstances, including the results of tax audits and changes in tax law. If the payment of additional taxes and interest ultimately proves unnecessary or less than the amount of the reserve, the reversal of the reserves would result in tax benefits being recognized in the period when we determine the reserves are no longer necessary. If an estimate of tax reserves proves to be less than the ultimate assessment, a further charge to income tax provision would result. These adjustments to reserves and related expenses could materially affect our consolidated financial statements.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with tax authorities. See Note 17, "Income Taxes," for further discussion.

Summarized Quarterly Financial Information (Unaudited, in millions, except share data)[(1)(2)]

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$1,845.4	$1,924.6	$ 1,900.3	$1,977.8
Gross profit	621.1	628.3	643.6	651.3
Net earnings (loss) from continuing operations	(8.4)	(20.7)	(1,238.3)	(342.7)
Net earnings from discontinued operations	2.4	7.0	5.9	184.5
Net (loss) earnings available to common stockholders	(6.0)	(13.7)	(1,232.4)	(158.2)
Basic net earnings (loss) per common share				
Continuing operations	$ (0.04)	$ (0.11)	$ (6.41)	$ (1.78)
Discontinued operations	0.01	0.04	0.03	0.95
Net earnings (loss) per common share—basic	$ (0.03)	$ (0.07)	$ (6.38)	$ (0.83)
Diluted net earnings per common share				
Continuing operations	$ (0.04)	$ (0.11)	$ (6.41)	$ (1.78)
Discontinued operations	0.01	0.04	0.03	0.95
Net earnings (loss) per common share—diluted	$ (0.03)	$ (0.07)	$ (6.38)	$ (0.83)

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$1,128.5	$1,212.6	$ 1,247.1	$1,962.8
Gross profit	309.0	324.3	335.7	631.4
Net earnings (loss) from continuing operations	59.7	65.0	73.7	(59.8)
Net earnings from discontinued operations	—	—	—	10.6
Net earnings (loss) available to common stockholders	59.7	65.0	73.7	(49.2)
Basic net earnings (loss) per common share				
Continuing operations	$ 0.37	$ 0.41	$ 0.46	$ (0.31)
Discontinued operations	—	—	—	0.06
Net earnings (loss) per common share—basic	$ 0.37	$ 0.41	$ 0.46	$ (0.25)
Diluted net earnings (loss) per common share				
Continuing operations	$ 0.34	$ 0.37	$ 0.41	$ (0.31)
Discontinued operations	—	—	—	0.06
Net earnings (loss) per common share—diluted	$ 0.34	$ 0.37	$ 0.41	$ (0.25)

(1) Includes the financial results of Diversey for the periods beginning October 3, 2011. See Note 4, "Acquisition of Diversey Holdings, Inc.," for further information about the acquisition and related transactions and the acquisition accounting.

(2) On November 14, 2012, we completed the sale of Diversey Japan. Operating results for Diversey Japan were reclassified to discontinued operations for the periods beginning October 3, 2011. See Note 3, "Divestiture," for further information about the sale.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We are exposed to market risk from changes in the conditions in the global financial markets, interest rates, foreign currency exchange rates and commodity prices and the creditworthiness of our customers and suppliers, which may adversely affect our consolidated financial condition and results of operations. We seek to minimize these risks through regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not purchase, hold or sell derivative financial instruments for trading purposes.

Interest Rates

From time to time, we may use interest rate swaps, collars or options to manage our exposure to fluctuations in interest rates.

At December 31, 2012, we had no outstanding interest rate swaps, collars or options.

The information set forth in Item 8 of Part II of this Annual Report on Form 10-K in Note 13, "Derivatives and Hedging Activities," under the caption "Interest Rate Swaps" is incorporated herein by reference.

See Note 14, "Fair Value Measurements and Other Financial Instruments," for details of the methodology and inputs used to determine the fair value of our fixed rate debt. The fair value of our fixed rate debt varies with changes in interest rates. Generally, the fair value of fixed rate debt will increase as interest rates fall and decrease as interest rates rise. A hypothetical 10% increase in interest rates would result in a decrease of $110 million in the fair value of the total debt balance at December 31, 2012. These changes in the fair value of our fixed rate debt do not alter our obligations to repay the outstanding principal amount or any related interest of such debt.

Foreign Exchange Rates

Operations

As a large global organization, we face exposure to changes in foreign currency exchange rates. These exposures may change over time as business practices evolve and could materially impact our consolidated financial condition and results of operations in the future. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," above for the impacts foreign currency translation had on our operations.

Venezuela

Economic events in Venezuela have exposed us to heightened levels of foreign currency exchange risk.

Effective January 1, 2010, Venezuela was designated a highly inflationary economy under U.S. GAAP, and the U.S. dollar replaced the bolivar fuerte as the functional currency for our subsidiaries in Venezuela. Accordingly, all bolivar-denominated monetary assets and liabilities were re-measured into U.S. dollars using the then current exchange rate available to us, and any changes in the exchange rate were reflected in foreign currency exchange gains and losses related to our Venezuelan subsidiaries on the consolidated statement of operations.

As a result of the changes in the exchange rates upon settlement of bolivar-denominated transactions and upon the remeasurement of our Venezuelan subsidiaries' financial statements, we recognized nominal net losses for the year ended December 31, 2012 and 2011 and net gains of $6 million for the year ended December 31, 2010.

For the year ended December 31, 2012, less than 1% of our consolidated net sales and $5 million of operating profit were derived from our businesses in Venezuela. As of December 31, 2012, we had net assets of $70 million in Venezuela, which primarily consisted of cash and cash equivalents of $31 million. Also, as of December 31, 2012, our Venezuelan subsidiaries had a negative cumulative translation adjustment balance of $46 million.

The potential future impact to our consolidated financial condition and results of operations for bolivar-denominated transactions will depend on our access to U.S. dollars and on the exchange rates in effect when we enter into, remeasure and settle transactions. Therefore, it is difficult to predict the future impact until each transaction settles at its applicable exchange rate or gets remeasured into U.S. dollars.

We used the official exchange rate at December 31, 2012 of 4.3 bolivars to the U.S. dollar to re-measure the assets and liabilities of our Venezuelan subsidiaries for U.S GAAP financial statement presentation. On February 8, 2013, the Venezuelan government announced a devaluation of the bolivar to an exchange rate of 6.3 bolivars to the U.S. dollar, an approximate 32% devaluation, which we estimate may result in a pre-tax loss of approximately $10 million to $15 million in the first quarter of 2013. This pre-tax loss, which would be included in other income and expense on our consolidated statements of operations is mainly due to the remeasurement of the cash balances held in bolivars. Continuing restrictions on the foreign currency exchange market could affect our Venezuelan operations' ability to pay obligations denominated in U.S. dollars as well as our ability to benefit from those operations.

Foreign Currency Forward Contracts

We use foreign currency forward contracts to fix the amounts payable or receivable on some transactions denominated in foreign currencies. A hypothetical 10% adverse change in foreign exchange rates at December 31, 2012 would have caused us to pay approximately $87 million to terminate these contracts. Based on our overall foreign exchange exposure, we estimate this change would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

Our foreign currency forward contracts are described in Note 13, "Derivatives and Hedging Activities," which is contained in Part II, Item 8, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Derivative Financial Instruments — Foreign Currency Forward Contracts," contained in Part II, Item 7 of this Annual Report on Form 10-K, which information is incorporated herein by reference.

We may use other derivative instruments from time to time, such as foreign exchange options to manage exposure to changes in foreign exchange rates and interest rate and currency swaps related to certain financing transactions. These instruments can potentially limit foreign exchange exposure and limit or adjust interest rate exposure by swapping borrowings denominated in one currency for borrowings denominated in another currency. At December 31, 2012, we had no foreign exchange options or interest rate and currency swap agreements outstanding.

Outstanding Debt

Our outstanding debt is generally denominated in the functional currency of the borrower. We believe that this enables us to better match operating cash flows with debt service requirements and to better match the currency of assets and liabilities. The amount of outstanding debt denominated in a functional currency other than the U.S. dollar was $429 million at December 31, 2012 and $633 million at December 31, 2011.

Customer Credit

We are exposed to credit risk from our customers. In the normal course of business we extend credit to our customers if they satisfy pre-defined credit criteria. We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. An additional allowance may be required if the financial condition of our customers deteriorates. The allowance for doubtful accounts is maintained at a level that management assesses to be appropriate to absorb estimated losses in the accounts receivable portfolio.

Our customers may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Our provision for bad debt expense was $14 million in 2012, $9 million in 2011 and $7 million in 2010. The allowance for doubtful accounts was $26 million at December 31, 2012 and $16 million at December 31, 2011.

Pensions

Recent market conditions have resulted in an unusually high degree of volatility and increased risks and short-term liquidity concerns associated with some of the plan assets held by our defined benefit pension plans, which have impacted the performance of some of the plan assets. Based upon the annual valuation of our defined benefit pension plans at December 31, 2012, we expect our net periodic benefit costs to be approximately $18 million in 2013. See Note 15, "Profit Sharing, Retirement Savings Plans and Defined Benefit Pension Plans," for further details on our defined benefit pension plans.

Commodities

We use various commodity raw materials such as plastic resins and other chemicals and energy products such as electric power and natural gas in conjunction with our manufacturing processes. Generally, we acquire these components at market prices in the region in which they will be used and do not use financial instruments to hedge commodity prices. Moreover, we seek to maintain appropriate levels of commodity raw material inventories thus minimizing the expense and risks of carrying excess inventories. We do not typically purchase substantial quantities in advance of production requirements. As a result, we are exposed to market risks related to changes in commodity prices of these components.

Item 8. ***Financial Statements and Supplementary Data***

The following consolidated financial statements and notes are filed as part of this report.

Sealed Air Corporation

	Page
Report of Independent Registered Public Accounting Firm	73
Financial Statements:	
Consolidated Balance Sheets — December 31, 2012 and 2011	74
Consolidated Statements of Operations for the Three Years Ended December 31, 2012	75
Consolidated Statements of Comprehensive (Loss) Income for the Three Years Ended December 31, 2012	76
Consolidated Statements of Stockholders' Equity for the Three Years Ended December 31, 2012	77
Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2012	78
Notes to Consolidated Financial Statements	80
Note 1 Organization and Nature of Operations	80
Note 2 Summary of Significant Accounting Policies and Recently Issued Accounting Standards	80
Note 3 Divestiture	88
Note 4 Acquisition of Diversey Holdings, Inc.	89
Note 5 Segments	90
Note 6 Inventories	93
Note 7 Property and Equipment, net	94
Note 8 Goodwill and Identifiable Intangible Assets	94
Note 9 Accounts Receivable Securitization Program	98
Note 10 Restructuring Activities	99
Note 11 Other Liabilities	100
Note 12 Debt and Credit Facilities	101
Note 13 Derivatives and Hedging Activities	105
Note 14 Fair Value Measurements and Other Financial Instruments	108
Note 15 Profit Sharing, Retirement Savings Plans and Defined Benefit Pension Plans	110
Note 16 Other Post-Employment Benefits and Other Employee Benefit Plans	118
Note 17 Income Taxes	120
Note 18 Commitments and Contingencies	123
Note 19 Stockholders' Equity	133
Note 20 Other Expense, net	143
Note 21 Net (Loss) Earnings Per Common Share	144
Note 22 Related Party Transactions	145
Financial Statement Schedule:	
II — Valuation and Qualifying Accounts and Reserves for the Three Years Ended December 31, 2012	154

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sealed Air Corporation:

We have audited the accompanying consolidated balance sheets of Sealed Air Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, cash flows and comprehensive (loss) income for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II—valuation and qualifying accounts and reserves. We also have audited Sealed Air Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sealed Air Corporation's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sealed Air Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Sealed Air Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Short Hills, New Jersey
March 1, 2013

SEALED AIR CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2012	December 31, 2011
	(In millions, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 679.6	$ 703.6
Receivables, net of allowance for doubtful accounts of $25.9 in 2012 and $16.2 in 2011	1,326.0	1,314.2
Inventories	736.4	777.5
Deferred tax assets	393.0	156.2
Assets held for sale	—	279.0
Prepaid expenses and other current assets	87.4	119.7
Total current assets	3,222.4	3,350.2
Property and equipment, net	1,212.8	1,269.2
Goodwill	3,191.4	4,209.6
Intangible assets, net	1,139.7	2,035.7
Non-current deferred tax assets	255.8	112.3
Other assets, net	415.1	455.0
Total assets	$9,437.2	$11,432.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 39.2	$ 34.5
Current portion of long-term debt	1.8	1.9
Accounts payable	483.8	554.9
Deferred tax liabilities	10.3	16.0
Settlement agreement and related accrued interest	876.9	831.2
Accrued restructuring costs	72.4	36.3
Liabilities held for sale	—	216.7
Other current liabilities	849.2	814.7
Total current liabilities	2,333.6	2,506.2
Long-term debt, less current portion	4,540.8	4,966.7
Non-current deferred tax liabilities	472.5	439.7
Other liabilities	646.0	567.0
Total liabilities	7,992.9	8,479.6
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.10 par value per share, 50,000,000 shares authorized; no shares issued in 2012 and 2011	—	—
Common stock, $0.10 par value per share, 400,000,000 shares authorized; shares issued: 204,660,621 in 2012 and 202,528,616 in 2011; shares outstanding; 194,557,669 in 2012 and 192,062,185 in 2011	20.6	20.3
Common stock reserved for issuance related to Settlement agreement, $0.10 par value per share, 18,000,000 shares in 2012 and 2011	1.8	1.8
Additional paid-in capital	1,684.9	1,689.6
Retained earnings	254.8	1,766.5
Common stock in treasury, 10,102,952 shares in 2012 and 10,466,431 shares in 2011	(353.4)	(375.6)
Accumulated other comprehensive loss, net of taxes:		
Unrecognized pension items	(142.3)	(43.2)
Cumulative translation adjustment	(24.1)	(104.0)
Unrealized gain on derivative instruments	1.5	2.1
Total accumulated other comprehensive loss, net of taxes	(164.9)	(145.1)
Total parent company stockholders' equity	1,443.8	2,957.5
Noncontrolling interests	0.5	(5.1)
Total stockholders' equity	1,444.3	2,952.4
Total liabilities and stockholders' equity	$9,437.2	$11,432.0

See accompanying notes to consolidated financial statements.

SEALED AIR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended December 31,		
	2012	2011	2010
	(In millions, except per share amounts)		
Net sales	$ 7,648.1	$5,550.9	$4,490.1
Cost of sales	5,103.8	3,950.6	3,237.3
Gross profit	2,544.3	1,600.3	1,252.8
Marketing, administrative and development expenses	1,785.2	1,014.4	699.0
Amortization expense of intangible assets acquired	134.0	39.5	11.2
Impairment of goodwill and other intangible assets	1,892.3	—	—
Costs related to the acquisition and integration of Diversey	7.4	64.8	—
Restructuring and other charges	142.5	52.2	7.6
Operating (loss) profit	(1,417.1)	429.4	535.0
Interest expense	(384.7)	(216.6)	(161.6)
Loss on debt redemption	(36.9)	—	(38.5)
Impairment of equity method investment	(23.5)	—	—
Foreign currency exchange (losses) gains related to Venezuelan subsidiaries	(0.4)	(0.3)	5.5
Net gains on sale (other-than-temporary impairment) of available-for-sale securities	—	—	5.9
Other expense, net	(9.4)	(14.5)	(2.9)
(Loss) earnings from continuing operations before income tax provision	(1,872.0)	198.0	343.4
Income tax (benefit) provision	(261.9)	59.5	87.5
Net (loss) earnings from continuing operations	(1,610.1)	138.5	255.9
Net earnings from discontinued operations	20.9	10.6	—
Net gain on sale of discontinued operations	178.9	—	—
Net (loss) earnings available to common stockholders	$(1,410.3)	$ 149.1	$ 255.9
Net (loss) earnings per common share:			
Basic			
Continuing operations	$ (8.35)	$ 0.83	$ 1.61
Discontinued operations	1.04	0.06	—
Net (loss) earnings per common share—basic	$ (7.31)	$ 0.89	$ 1.61
Diluted			
Continuing operations	$ (8.35)	$ 0.75	$ 1.44
Discontinued operations	1.04	0.05	—
Net (loss) earnings per common share—diluted	$ (7.31)	$ 0.80	$ 1.44
Dividends per common share	$ 0.52	$ 0.52	$ 0.50
Weighted average number of common shares outstanding:			
Basic	192.8	167.0	158.3
Diluted	192.8	185.4	176.7

See accompanying notes to consolidated financial statements.

SEALED AIR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive (Loss) Income

	Year Ended December 31,		
	2012	2011	2010
	(In millions)		
Net (loss) earnings available to common stockholders	$(1,410.3)	$149.1	$255.9
Other comprehensive (loss) income, net of taxes:			
Recognition of deferred pension items, net of taxes of $23.0 in 2012, $1.0 in 2011 and $(1.8) in 2010	(99.1)	4.7	22.5
Unrealized losses on derivative instruments, net of taxes of $0.7 in 2012, $0.7 in 2011 and $0.4 in 2010	(0.6)	(1.4)	(0.6)
Unrealized losses on available-for-sale securities, reclassified to net earnings, net of taxes of $(2.6) in 2010	—	—	(4.4)
Foreign currency translation adjustments	79.9	(38.1)	(15.1)
Comprehensive (loss) income, net of income taxes	$(1,430.1)	$114.3	$258.3

See accompanying notes to consolidated financial statements.

SEALED AIR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

	Common Stock	Common Stock Reserved for Issuance Related to the Settlement Agreement	Additional Paid-in Capital	Retained Earnings	Common Stock in Treasury	Accumulated Other Comprehensive Loss, Net of Taxes	Total Parent Company Stockholders' Equity	Non-Controlling Interests	Total Stockholders' Equity
					(In millions)				
Balance at December 31, 2009	$16.9	$ 1.8	$1,127.1	$ 1,531.1	$(364.6)	$(112.7)	$ 2,199.6	$ 0.7	$ 2,200.3
Effect of contingent stock transactions, net of taxes	0.1	—	28.3	—	(1.2)	—	27.2	—	27.2
Stock issued for share-based incentive compensation	—	—	(5.2)	—	12.9	—	7.7	—	7.7
Purchases of common stock	—	—	—	—	(9.8)	—	(9.8)	—	(9.8)
Recognition of deferred pension items, net of taxes	—	—	—	—	—	22.5	22.5	—	22.5
Foreign currency translation, net of taxes	—	—	—	—	—	(15.1)	(15.1)	—	(15.1)
Unrecognized loss on derivative instruments, net of taxes	—	—	—	—	—	(0.6)	(0.6)	—	(0.6)
Unrecognized losses on available-for-sale securities, net of taxes	—	—	—	—	—	(4.4)	(4.4)	—	(4.4)
Noncontrolling interests	—	—	2.5	—	—	—	2.5	(3.7)	(1.2)
Net earnings	—	—	—	255.9	—	—	255.9	—	255.9
Dividends on common stock	—	—	—	(80.9)	—	—	(80.9)	—	(80.9)
Balance at December 31, 2010	$17.0	$ 1.8	$1,152.7	$ 1,706.1	$(362.7)	$(110.3)	$ 2,404.6	$(3.0)	$ 2,401.6
Effect of contingent stock transactions, net of taxes	0.1	—	27.4	—	(12.9)	—	14.6	—	14.6
Stock issued for share-based incentive compensation	—	—	0.7	—	—	—	0.7	—	0.7
Shares issued in connection with Diversey acquisition	3.2	—	509.7	—	—	—	512.9	—	512.9
Recognition of deferred pension items, net of taxes	—	—	—	—	—	4.7	4.7	—	4.7
Foreign currency translation, net of taxes	—	—	—	—	—	(38.1)	(38.1)	—	(38.1)
Unrecognized loss on derivative instruments, net of taxes	—	—	—	—	—	(1.4)	(1.4)	—	(1.4)
Noncontrolling interests	—	—	(0.9)	—	—	—	(0.9)	(2.1)	(3.0)
Net earnings	—	—	—	149.1	—	—	149.1	—	149.1
Dividends on common stock	—	—	—	(88.7)	—	—	(88.7)	—	(88.7)
Balance at December 31, 2011	$20.3	$ 1.8	$1,689.6	$ 1,766.5	$(375.6)	$(145.1)	$ 2,957.5	$(5.1)	$ 2,952.4
Effect of contingent stock transactions, net of taxes	0.2	—	16.9	—	(10.6)	—	6.5	—	6.5
Stock issued for share-based incentive compensation	0.1	—	(13.3)	—	32.8	—	19.6	—	19.6
Recognition of deferred pension items, net of taxes	—	—	—	—	—	(99.1)	(99.1)	—	(99.1)
Foreign currency translation, net of taxes	—	—	—	—	—	79.9	79.9	—	79.9
Unrecognized loss on derivative instruments, net of taxes	—	—	—	—	—	(0.6)	(0.6)	—	(0.6)
Noncontrolling interests	—	—	(8.3)	—	—	—	(8.3)	5.6	(2.7)
Net loss	—	—	—	(1,410.3)	—	—	(1,410.3)	—	(1,410.3)
Dividends on common stock	—	—	—	(101.4)	—	—	(101.4)	—	(101.4)
Balance at December 31, 2012	$20.6	$ 1.8	$1,684.9	$ 254.8	$(353.4)	$(164.9)	$ 1,443.8	$ 0.5	$ 1,444.3

See accompanying notes to consolidated financial statements.

SEALED AIR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2012	2011	2010
	(In millions)		
Cash flows from operating activities from continuing operations:			
Net (loss) earnings available to common stockholders from continuing operations	$(1,610.1)	$ 138.5	$255.9
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities from continuing operations:			
Impairment of goodwill and other intangible assets	1,892.3	—	—
Impairment of equity method investment and related debt	23.5	—	—
Depreciation and amortization	304.0	186.7	154.7
Share-based incentive compensation expense	16.9	25.0	30.6
Profit sharing expense	19.0	18.7	18.0
Costs related to the acquisition and integration of Diversey	7.4	64.8	—
Amortization of senior debt related items and other	15.0	4.9	1.7
Loss on debt redemption	36.9	—	38.5
Provisions for bad debt	16.8	8.6	6.4
Provisions for inventory obsolescence	15.6	9.2	2.1
Deferred taxes, net	(318.4)	(60.9)	(3.3)
Excess tax benefit from share-based incentive compensation	(0.4)	(2.6)	—
Net gain on disposals of property and equipment and other	0.3	(6.3)	(0.8)
Net gains on sale other-than-temporary impairment of available-for-sale securities	—	—	(5.9)
Changes in operating assets and liabilities, net of effects of businesses acquired:			
Changes in restricted cash	—	(6.3)	—
Receivables, net	(27.2)	(103.0)	(33.9)
Inventories	32.4	(12.9)	(19.4)
Other assets, net	10.2	45.1	16.3
Accounts payable	(83.8)	(28.2)	19.0
Other liabilities	54.0	90.9	3.2
Net cash provided by operating activities from continuing operations	404.4	372.2	483.1
Cash flows from investing activities from continuing operations:			
Capital expenditures for property and equipment	(124.4)	(123.5)	(87.6)
Acquisition of Diversey, net of cash and cash equivalents acquired	—	(1,983.7)	—
Investment in Diversey preferred stock	—	(262.9)	—
Other businesses acquired in purchase transactions, net of cash and cash equivalents acquired and equity investment	(2.6)	(12.0)	(24.1)
Proceeds from sale of available-for-sale securities	—	—	12.6
Proceeds from sales of property and equipment	7.8	10.4	4.2
Other investing activities	2.7	1.7	(2.0)
Net cash used in investing activities from continuing operations	(116.5)	(2,370.0)	(96.9)

Cash flows from financing activities from continuing operations:			
Changes in restricted cash	—	262.9	—
Payments of long-term debt	(1,759.1)	(1,753.6)	(276.1)
Proceeds from long-term debt, net	1,306.5	3,662.2	—
Dividends paid on common stock	(100.9)	(87.4)	(79.7)
Acquisition of common stock for tax withholding obligations under our 2005 contingent stock plan	(9.6)	(12.2)	—
Net proceeds from (payments of) short-term borrowings	7.2	(7.0)	(4.4)
Payments of debt issuance costs	(29.6)	(51.1)	—
Repurchases of common stock	—	—	(9.8)
Excess tax benefit from share-based incentive compensation	0.4	2.6	—
Other financing activities	—	—	(3.0)
Net cash (used in) provided by financing activities from continuing operations	(585.1)	2,016.4	(373.0)
Effect of foreign currency exchange rate changes on cash and cash equivalents	11.1	2.0	(32.1)
Net change in cash and cash equivalents from continuing operations	(286.1)	20.6	(18.9)
Net cash (used in) provided by operating activities from discontinued operations	(7.4)	7.2	—
Net cash provided by (used in) investing activities from discontinued operations	313.7	(7.1)	—
Net cash (used in) provided by financing activities from discontinued operations	(44.2)	7.3	—
Net change in cash and cash equivalents from discontinued operations	262.1	7.4	—
Cash and cash equivalents:			
Balance, beginning of period	$ 703.6	$ 675.6	$ 694.5
Net change during the period	(24.0)	28.0	(18.9)
Balance, end of period	$ 679.6	$ 703.6	$ 675.6
Supplemental Cash Flow Information:			
Interest payments, net of amounts capitalized	$ 323.0	$ 134.8	$ 128.7
Income tax payments	$ 109.7	$ 106.9	$ 86.6
Non-cash items:			
Non-cash items associated with the acquisition of Diversey:			
31.7 million shares of Sealed Air common stock issued in connection with the Diversey acquisition	$ —	$ 512.9	$ —
Fair value of Diversey preferred stock investment	$ —	$ 262.9	$ —
Fair-value-based measure of the portion of the SARs attributed to pre-acquisition service	$ —	$ 50.8	$ —
Other non-cash items:			
Transfers of shares of our common stock from Treasury as part of our 2011 and 2009 profit-sharing plan contributions	$ 18.7	$ —	$ 7.2
Net unrealized (losses) gains on available-for-sale securities	$ —	$ —	$ (7.0)

See accompanying notes to consolidated financial statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1 Organization and Nature of Operations

We are a global leader in food safety and security, facility hygiene and product protection. We serve an array of end markets including food and beverage processing, food service, retail, health care and industrial, commercial and consumer applications. We have widely recognized and inventive brands such as Bubble Wrap® brand cushioning, Cryovac® brand food packaging solutions and Diversey® brand cleaning and hygiene solutions.

Throughout this report, when we refer to "Sealed Air," the "Company," "we," "our," or "us," we are referring to Sealed Air Corporation and all of our subsidiaries, except where the context indicates otherwise.

During the fourth quarter of 2012, we began to operate under a new business divisions for our segment reporting structure. The new segment reporting structure consists of three global business divisions: Food & Beverage, Institutional & Laundry and Protective Packaging, and an "Other" category. See Note 5, "Segments," for further details of our segment structure. We conduct substantially all of our business through three wholly-owned subsidiaries, Cryovac, Inc., Sealed Air Corporation (US) and Diversey, Inc.

Note 2 Summary of Significant Accounting Policies and Recently Issued Accounting Standards

Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements include all of the accounts of the Company and our subsidiaries. We have eliminated all significant intercompany transactions and balances in consolidation. All amounts are in millions, except per share amounts, and approximate due to rounding. Some prior period amounts have been reclassified to conform to the current year presentation. These reclassifications, individually and in the aggregate, had no impact on our consolidated financial condition, results of operations and cash flows.

The consolidated financial statements and information included in this Annual Report on Form 10-K ("Form 10-K") include the financial results of Diversey for the periods beginning October 3, 2011. The financial results included in this Form 10-K related to the acquisition method accounting for the Diversey transaction have been finalized. See Note 4, "Acquisition of Diversey Holdings, Inc.," for further information about the acquisition and related transactions and the acquisition accounting.

During the fourth quarter of 2012, we began to operate under three new business divisions for our segment reporting structure. This new structure replaced our legacy seven business unit structure. Our new segment reporting structure, which we also refer to as "divisions", reflects the way management now makes operating decisions and manages the growth and profitability of the business. It also corresponds with management's current approach of allocating resources and assessing the performance of our segments. We report our segment in accordance with the provision of Financial Accounting Standards Board Accounting Standards Codification Topic 280, "Segment Reporting."

The changes to our segment structure have no effect on the historical consolidated results of operations of the Company. Prior period segment results have been revised to the new segment presentation. The results below include the results of Diversey beginning of October 3, 2011 (date of acquisition). All results prior to October 3, 2011 include historical Sealed Air results only.

On November 14, 2012, we completed the sale of Diversey G.K. ("Diversey Japan") (an indirect subsidiary of Diversey, Inc.). The operating results for Diversey Japan were reclassified to discontinued operations, net of tax, on the consolidated statements of operations for the years ended December 31, 2011 and 2012, and the assets and liabilities of the Diversey Japan operations were reclassified to assets and liabilities held for sale as of December 31, 2011. Prior year disclosures in the Consolidated Statement of Cash Flows and the Notes to Consolidated Financial Statements have been revised accordingly. See Note 3, "Divestiture," for further information about the sale.

During the three months ended March 31, 2012, we identified a misclassification in our December 31, 2011 consolidated balance sheet included in our 2011 Annual Report on Form 10-K. This misclassification, which has been corrected on our December 31, 2011 consolidated balance sheet included in this Form 10-K, decreased our current deferred tax assets and non-current deferred tax liabilities by $65 million, decreasing our current deferred tax assets from $230 million to $165 million and decreasing our non-current deferred tax liabilities from $532 million to $467 million. These amounts have not been adjusted to reflect the divestiture of Diversey Japan. This misclassification had no impact on our net deferred tax liability balance at December 31, 2011 and it did not impact our consolidated statements of operations or cash flows. Accordingly, we do not consider this correction to be material to our consolidated financial condition or results of operations.

Use of Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including amounts recorded in connection with the acquisition of Diversey, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. These estimates include, among other items, assessing the collectability of receivables, the use and recoverability of inventory, the estimation of fair value of financial instruments, assumptions used in the calculation of income taxes, useful lives and recoverability of tangible and goodwill and other intangible assets, assumptions used in our defined benefit pension plans, estimates related to self-insurance such as the aggregate liability for uninsured claims using historical experience, insurance and actuarial estimates and estimated trends in claim values, costs for incentive compensation and accruals for commitments and contingencies. We review these estimates and assumptions periodically using historical experience and other factors and reflect the effects of any revisions in the consolidated financial statements in the period we determine any revisions to be necessary. Actual results could differ from these estimates.

Financial Instruments

We may use financial instruments, such as cross currency swaps, interest rate swaps, caps and collars, U.S. Treasury lock agreements and foreign currency exchange forward contracts and options relating to our borrowing and trade activities. We may use these financial instruments from time to time to manage our exposure to fluctuations in interest rates and foreign currency exchange rates. We do not purchase, hold or sell derivative financial instruments for trading purposes. We face credit risk if the counterparties to these transactions are unable to perform their obligations. Our policy is to have counterparties to these contracts that are rated at least A- by Standard & Poor's and A3 by Moody's.

We report derivative instruments at fair value and establish criteria for designation and effectiveness of transactions entered into for hedging purposes. Before entering into any derivative transaction, we identify our specific financial risk, the appropriate hedging instrument to use to reduce this risk, and the correlation between the financial risk and the hedging instrument. We use purchase orders and historical data as the basis for determining the anticipated values of the transactions to be hedged. We do not enter into derivative transactions that do not have a high correlation with the underlying financial risk we are trying to reduce. We regularly review our hedge positions and the correlation between the transaction risks and the hedging instruments.

We account for derivative instruments as hedges of the related underlying risks if we designate these derivative instruments as hedges and the derivative instruments are effective as hedges of recognized assets or liabilities, forecasted transactions, unrecognized firm commitments or forecasted intercompany transactions.

We record gains and losses on derivatives qualifying as cash flow hedges in other comprehensive income, to the extent that hedges are effective and until the underlying transactions are recognized in the consolidated statements of operations, at which time we recognize the gains and losses in the consolidated statements of operations. We recognize gains and losses on qualifying fair value hedges and the related loss or gain on the hedged item attributable to the hedged risk in the consolidated statements of operations.

Our practice is to terminate derivative transactions if the underlying asset or liability matures or is sold or terminated, or if we determine the underlying forecasted transaction is no longer probable of occurring. Any deferred gains or losses associated with derivative instruments are recognized on the consolidated statements of operations over the period in which the income or expense on the underlying hedged transaction is recognized.

See Note 13, "Derivatives and Hedging Activities," for further details.

Fair Value Measurements of Financial Instruments

In determining fair value of financial instruments, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and consider counterparty credit risk in our assessment of fair value. We determine fair value of our financial instruments based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- *Level 1 Inputs:* Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- *Level 2 Inputs:* Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- *Level 3 Inputs:* Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Our fair value measurements for our financial instruments are subjective and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect our estimates. See Note 14, "Fair Value Measurements and Other Financial Instruments," for further details on our fair value measurements.

Foreign Currency Translation

In non-U.S. locations that are not considered highly inflationary, we translate the balance sheets at the end of period exchange rates with translation adjustments accumulated in stockholders' equity on our consolidated balance sheets. We translate the statements of operations at the average exchange rates during the applicable period.

We translate assets and liabilities of our operations in countries with highly inflationary economies at the end of period exchange rates, except that nonmonetary asset and liability amounts are translated at historical exchange rates. In countries with highly inflationary economies, we translate items reflected in the statements of operations at average rates of exchange prevailing during the period, except that nonmonetary amounts are translated at historical exchange rates.

Commitments and Contingencies — Litigation

On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. In assessing probable losses, we make estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made. We expense legal costs, including those legal costs expected to be incurred in connection with a loss contingency, as incurred.

Revenue Recognition

Our revenue earning activities primarily involve manufacturing and selling products, and we consider revenues to be earned when we have completed the process by which we are entitled to receive consideration. The following criteria are used for revenue recognition: persuasive evidence that an arrangement exists, shipment has occurred, selling price is fixed or determinable, and collection is reasonably assured.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales on the consolidated statements of operations.

Charges for rebates and other allowances are recognized as a deduction from revenue on an accrual basis in the period in which the associated revenue is recorded. When we estimate our rebate accruals, we consider customer-specific contractual commitments including stated rebate rates and history of actual rebates paid. Our rebate accruals are reviewed at each reporting period and adjusted to reflect data available at that time. We adjust the accruals to reflect any differences between estimated and actual amounts. These adjustments impact the amount of net sales recognized by us in the period of adjustment. Charges for rebates and other allowances were approximately 12% of gross sales in 2012, 7% of gross sales in 2011 and less than 5% of gross sales in 2010.

Research and Development

We expense research and development costs as incurred. Research and development costs were $135 million in 2012, $105 million in 2011 and $88 million in 2010.

Share-Based Incentive Compensation

Our primary share-based employee incentive compensation program is the 2005 Contingent Stock Plan. See Note 19, "Stockholders' Equity," for further information on this plan.

We record share-based compensation awards exchanged for employee services at fair value on the date of grant and record the expense for these awards in marketing, administrative and development expense on our consolidated statement of operations over the requisite employee service period. Share-based incentive compensation expense includes an estimate for forfeitures and anticipated achievement levels and is generally recognized over the expected term of the award on a straight-line basis.

Environmental Expenditures

We expense or capitalize environmental expenditures that relate to ongoing business activities, as appropriate. We expense costs that relate to an existing condition caused by past operations and which do not contribute to current or future net sales. We record liabilities when we determine that environmental assessments or remediation expenditures are probable and that we can reasonably estimate the associated cost or a range of costs.

Income Taxes

We file a consolidated U.S. federal income tax return. Our non-U.S. subsidiaries file income tax returns in their respective local jurisdictions. We provide for U.S. income taxes on those portions of our foreign subsidiaries' accumulated earnings that we believe are not reinvested indefinitely in our businesses. It is not practicable to estimate the amount of tax that might be payable on the portion of those accumulated earnings that we believe are reinvested indefinitely.

We account for income taxes under the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax benefit carry forwards. We determine deferred tax assets and liabilities at the end of each period using enacted tax rates.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with tax authorities. We recognize interest and penalties related to unrecognized tax benefits in income tax expense on our consolidated statements of operations.

See Note 17, "Income Taxes," for further discussion.

Cash and Cash Equivalents

We consider highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Our policy is to invest cash in excess of short-term operating and debt service requirements in cash equivalents. Cash equivalents are stated at cost, which approximates fair value because of the short term maturity of the instruments. Our policy is to transact with counterparties that are rated at least A- by Standard & Poor's and A3 by Moody's. Some of our operations are located in countries that are rated below A- or A3. In this case, we try to minimize our risk by holding cash and cash equivalents at financial institutions with which we have existing global relationships whenever possible, diversifying counterparty exposures and minimizing the amount held by each counterparty and within the country in total.

Accounts Receivable Securitization

Three of our primary U.S. operating subsidiaries are parties to an accounts receivable securitization program under which they sell eligible U.S. accounts receivable to an indirectly wholly-owned subsidiary that was formed for the sole purpose of entering into this program. The wholly-owned subsidiary in turn may sell an undivided fractional ownership interest in these receivables to a participating bank or an issuer of commercial paper administered by the participating banks. The wholly-owned subsidiary retains the receivables it purchases from the three operating subsidiaries.

Effective January 1, 2010, under U.S. GAAP, our current program qualifies as a secured borrowing rather than the sale of an asset. Any future transfers of ownership interests of receivables under our receivables securitization program to the issuer of commercial paper or to the participating banks are no longer considered sales of receivables but are considered secured borrowings and will be recorded as liabilities on our consolidated balance sheet.

Receivables, Net

In the normal course of business, we extend credit to customers that satisfy pre-defined credit criteria. Accounts receivable, which are included in receivables, net, on the consolidated balance sheets, are net of allowances for doubtful accounts. We maintain accounts receivable allowances for estimated losses resulting from the failure of our customers to make required payments. An additional allowance may be required if the financial condition of our customers deteriorates.

Inventories

We determine the cost of our legacy Sealed Air U.S. inventories on a last-in, first-out or LIFO cost flow basis. The cost of our U.S. equipment inventories and the balance of our U.S. inventories and most non-U.S. inventories is determined on a first-in, first-out or FIFO cost flow basis. We state inventories at the lower of cost or market.

Property and Equipment, Net

We state property and equipment at cost, except for the fair value of acquired property and equipment and property and equipment that have been impaired, for which we reduce the carrying amount to the estimated fair value at the impairment date. We capitalize significant improvements and charge repairs and maintenance costs that do not extend the lives of the assets to expense as incurred. We remove the cost and accumulated depreciation of assets sold or otherwise disposed of from the accounts and recognize any resulting gain or loss upon the disposition of the assets.

We depreciate the cost of property and equipment over their estimated useful lives on a straight-line basis as follows: buildings — 20 to 40 years; machinery and equipment — 5 to 10 years; and other property and equipment — 2 to 10 years.

Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of the aggregate of the following (1) consideration transferred, (2) the fair value of any noncontrolling interest in the acquiree and, (3) if the business combination is achieved in stages, the acquisition-date fair value of our previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Identifiable intangible assets consist primarily of patents, licenses, trademarks, trade names, customer lists and relationships, non-compete agreements and technology based intangibles and other contractual agreements. We amortize finite lived identifiable intangible assets over the shorter of their stated or statutory duration or their estimated useful lives, generally ranging from 3 to 15 years, on a straight-line basis to their estimated residual values and periodically review them for impairment. Total identifiable intangible assets comprise 12% in 2012 and 18% in 2011 of our consolidated total assets. See Note 4, "Acquisition of Diversey Holdings, Inc.," for further information on our acquired intangible assets.

We use the acquisition method of accounting for all business combinations and do not amortize goodwill or intangible assets with indefinite useful lives. Goodwill and intangible assets with indefinite useful lives are tested for possible impairment annually during the fourth quarter of each fiscal year or more frequently if events or changes in circumstances indicate that the asset might be impaired.

See Note 8, "Goodwill and Identifiable Intangible Assets," for further discussion of our goodwill and identifiable intangible assets.

Long-Lived Assets

Impairment and Disposal of Long-Lived Assets

For definite lived intangible assets, such as customer relationships, contracts, intellectual property, and for other long-lived assets, such as property, plant and equipment, whenever impairment indicators are present, we perform a review for impairment. We calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over the fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.

For indefinite — lived intangible assets, such as in-process research and development and trademarks and trade names, each year and whenever impairment indicators are present, we determine the fair value of the asset and record an impairment loss for the excess of book value over the fair value, if any. In addition, in all cases of an impairment review other than for in-process research and development assets, we re-evaluate whether continuing to characterize the asset as indefinite —lived is appropriate. See Note 8, "Goodwill and Identifiable Intangible Assets."

Conditional Asset Retirement Obligations

We recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within our control. In addition, we would record a corresponding amount by increasing the carrying amount of the related long-lived asset, which is depreciated over the useful life of such long-lived asset.

Self-Insurance

We retain the obligation for specified claims and losses related to property, casualty, workers' compensation and employee benefit claims. We accrue for outstanding reported claims and claims that have been incurred but not reported based upon management's estimates of the aggregate liability for retained losses using historical experience, insurance company estimates and the estimated trends in claim values. Our estimates include management's and independent insurance companies' assumptions regarding economic conditions, the frequency and severity of claims and claim development patterns and settlement practices. These estimates and assumptions are monitored and evaluated on a periodic basis by management and are adjusted when warranted by changing circumstances. Although management believes it has the ability to adequately project and record estimated claim payments, actual results could differ significantly from the recorded liabilities.

Pensions

For a number of our U.S. employees and our international employees, we maintain defined benefit pension plans. We are required to make assumptions regarding the valuation of projected benefit obligations and the performance of plan assets for our defined benefit pension plans.

We review and approve the assumptions made by our actuaries regarding the valuation of benefit obligations and performance of plan assets. The principal assumptions concern the discount rate used to measure future obligations, the expected future rate of return on plan assets, the expected rate of future compensation increases and various other actuarial assumptions. The measurement date used to determine benefit obligations and plan assets is December 31. In general, significant changes to these assumptions could have a material impact on the costs and liabilities recorded in our consolidated financial statements.

See Note 15, "Profit Sharing, Retirement Savings Plans and Defined Benefit Pension Plans," for information about the combined company's benefit plans.

Net Earnings per Common Share

Basic earnings per common share is calculated by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Non-vested share-based payment awards that contain non-forfeitable rights to dividends are treated as participating securities and therefore included in computing earnings per common share using the "two-class method". The two-class method is an earnings allocation formula that calculates basic and diluted net earnings per common share for each class of common stock separately based on dividends declared and participation rights in undistributed earnings. The non-vested restricted stock issued under our 2005 Contingent Stock Plan are considered participating securities since these securities have non-forfeitable rights to dividends when we declare a dividend during the contractual vesting period of the share-based payment award and therefore included in our earnings allocation formula using the two-class method.

When calculating diluted net earnings per common share, the more dilutive effect of applying either of the following is presented: (a) the two-class method (described above) assuming that the participating security is not exercised or converted, or, (b) the treasury stock method for the participating security. Our diluted net earnings per common share for all periods presented were calculated using the two-class method since such method was more dilutive.

See Note 21, "Net (Loss) Earnings Per Common Share," for further discussion.

Recently Issued Accounting Standards

Adopted in 2012

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04. The amendments in this ASU generally represent clarifications of fair value measurement, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements. On January 1, 2012, we adopted these amendments on a prospective basis and there was no impact on our consolidated financial condition or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, that became effective for us beginning January 1, 2012. This standard eliminates the option to report other comprehensive income and its components in the statement of changes in equity. The adoption of this guidance did not impact our consolidated financial condition and results of operations.

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment, that became effective for us beginning January 1, 2012. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The adoption of this guidance did not impact our consolidated financial condition or results of operations.

Pending in 2013

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvement, which makes certain technical corrections (i.e., relatively minor corrections and clarifications) and "conforming fair value amendments". The amendments affect various codification topics and apply to all reporting entities within the scope of those topics. This standard becomes effective for us upon issuance, except for amendments that are subject to transition guidance, which will be effective for fiscal periods beginning after December 15, 2012. We are currently evaluating the impact of this standard update on our consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. This standard update, which amends the guidance on testing indefinite-lived intangible assets, other than goodwill, for impairment, provides companies with the option to first perform a qualitative assessment before performing the two-step quantitative impairment test. If the company determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is more likely than not to exceed its carrying amount, then the company would not need to perform the two-step quantitative impairment test. This standard does not revise the requirement to test indefinite-lived intangible assets annually for impairment. This standard becomes effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption allowed. We do not expect the adoption of this standard will have an effect on our consolidated financial condition or results of operations.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. Then in January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, to further clarify the scope of the offsetting disclosures. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. We are currently evaluating the impact these standard updates on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, a company is required to present either on the statement of operations or in the notes significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The disclosure requirements are effective for annual reporting periods beginning after December 15, 2012, prospectively. We are currently evaluating the impact of this standard update on our consolidated financial statements.

Note 3 Divestiture

On November 14, 2012, we completed the sale of Diversey G.K. ("Diversey Japan") (an indirect subsidiary of Diversey, Inc.) to an investment vehicle of The Carlyle Group ("Carlyle") for gross proceeds of $323 million, including certain purchase price adjustments. After transaction costs of $10 million, we used substantially of all the net proceeds of $313 million to prepay a portion of our term loans outstanding under our senior secured credit facilities (see Note 12, "Debt and Credit Facilities"). We recorded a pre-tax gain on the sale of $211 million ($179 million net of tax) which is included in net earnings in the consolidated statement of operations for the year ended December 31, 2012.

Diversey Japan was acquired as part of the acquisition of Diversey on October 3, 2011. See Note 4, "Acquisition of Diversey Holdings, Inc." The Diversey Japan business was part of the Company's Diversey reportable segment. In accordance with the applicable accounting guidance for the disposal of long-lived assets, the results of the Diversey Japan business are presented as discontinued operations, net of tax, in the consolidated statements of operations for the years ended December 31, 2012 and 2011 and Cash Flows and related disclosures and, as such, have been excluded from both continuing operations and segment results for all years presented. Assets and liabilities of the Diversey Japan business have been segregated as assets and liabilities held for sale in the consolidated balance sheet as of December 31, 2011.

Following is selected financial information included in net earnings from discontinued operations:

	Year Ended December 31,	
	2012	2011
Net sales	$273.5	$90.0
Operating profit	$ 34.1	$17.9
Earnings from discontinued operations before income tax provision	$ 33.0	$18.1
Income tax provision	12.1	7.5
Net earnings from discontinued operations	$ 20.9	$10.6
Gain on sale of discontinued operations before income tax provision	$210.8	$—
Income tax provision on sale	31.9	—
Net gain on sale of discontinued operations	$178.9	$—

The carrying value of the major classes of assets and liabilities for these discontinued operations were as follows:

	Year Ended December 31, 2011
Assets:	
Cash and cash equivalents	$ 19.2
Receivables, net	68.8
Inventories	20.6
Property and equipment, net	52.9
Goodwill	10.9
Intangible assets, net	69.4
Other assets, net	37.2
Assets held for sale	$279.0
Liabilities:	
Accounts payable	$ 64.1
Other liabilities	152.6
Liabilities held for sale	$216.7

In connection with the sale, the Company entered into several agreements to provide certain supply and transitional services to Diversey Japan after closing of the sale. While those agreements are expected to generate future revenues and cash flows for the Company, the estimated amounts and the Company's continuing involvement in Diversey operations in Japan are not expected to be significant to the Company as a whole.

Note 4 Acquisition of Diversey Holdings, Inc.

Description of Transaction

On October 3, 2011, we completed the acquisition of 100% of the outstanding stock of Diversey Holdings, Inc. Under the terms of the acquisition agreement, we paid in aggregate $2.1 billion in cash consideration and an aggregate of approximately 31.7 million shares of Sealed Air common stock to the shareholders of Diversey. We financed the payment of the cash consideration and related fees and expenses through (a) borrowings under our new Credit Facility, (b) proceeds from our issuance of the Notes and (c) cash on hand. In connection with the acquisition, we also used our new borrowings and cash on hand to retire $1.6 billion of existing indebtedness of Diversey. The new Credit Facility and Notes are described in Note 12, "Debt and Credit Facilities."

We acquired Diversey to position us to capture growth opportunities by developing end-to-end service-based solutions for the food processing and food service industries, to leverage combined research and development investments to develop broader growth initiatives in the food processing and food service industries and to improve access to under-developed markets and increase access to developing regions.

Summary Unaudited Pro Forma Financial Information

The following table presents unaudited supplemental pro forma financial information as if the acquisition of Diversey had occurred on January 1, 2010 for the periods presented below. The pro forma results provided below have been revised to reflect the discontinued operations of the Diversey Japan business as if it had occurred on January 1, 2010 for the periods presented below. The impact of this revision was not material to the results included below.

	Year Ended December 31, 2011	Year Ended December 31, 2010
Net sales	$7,785.0	$7,304.6
Operating profit	$ 596.0	$ 659.2
Net earnings from continuing operations	$ 106.1	$ 164.6
Weighted average number of common shares outstanding:		
Basic	190.8	190.0
Diluted	209.2	208.4
Net earnings per common share:		
Basic	$ 0.56	$ 0.87
Diluted	$ 0.51	$ 0.79

For the year ended December 31, 2011, material non-recurring pro forma adjustments include the removal of costs related to the acquisition of Diversey of $70 million, including $6 million of acquisition costs included in legacy Diversey's consolidated statement of operations for the nine months ended September 30, 2011, and the removal of the step-up in inventories, net, of $12 million.

For the year ended December 31, 2010, there were no material non-recurring pro forma adjustments.

Note 5 Segments

During the fourth quarter of 2012, we began to operate under three new business divisions for our segment reporting structure. This new structure replaced our legacy seven business unit structure.

We evaluate the performance of each reportable segment based on operating profit and other financial metrics, which includes allocations for such corporate expenses as business development, customer service, finance, information services, human resources and legal. It does not include restructuring and other charges or interest income and expense and any income or loss amounts recorded in other income (expense). We allocate all depreciation and amortization to our reportable segments and Other category consistent with the accounting policies of the Company.

The following tables show net sales, depreciation and amortization and operating (loss) profit by our new segment reporting structure:

	2012	2011	2010
Net sales			
Food & Beverage	$ 3,739.6	$3,240.6	$2,858.5
Institutional & Laundry	2,131.5	534.0	—
Protective Packaging	1,578.4	1,594.4	1,469.9
Other	198.6	181.9	161.7
Total	$ 7,648.1	$5,550.9	$4,490.1
Depreciation and amortization			
Food & Beverage	$ 142.2	$ 122.2	$ 120.3
Institutional & Laundry	127.3	35.1	—
Protective Packaging	38.3	44.1	53.4
Other	13.1	10.9	11.4
Total	$ 320.9	$ 212.3	$ 185.1
Operating (loss) profit			
Food & Beverage	$ (170.9)	$ 371.2	$ 361.9
Institutional & Laundry	(1,278.4)	(14.8)	—
Protective Packaging	207.5	201.7	185.1
Other	(25.4)	(11.7)	(4.4)
Total segments and other	(1,267.2)	546.4	542.6
Costs related to the acquisition and integration of Diversey	7.4	64.8	—
Restructuring and other charges[1]	142.5	52.2	7.6
Total	$(1,417.1)	$ 429.4	$ 535.0

(1) Restructuring and other charges by our segment reporting structure were as follows:

	2012	2011	2010
Food & Beverage	$ 72.0	$13.1	$ 3.7
Institutional & Laundry	53.1	39.5	—
Protective Packaging	16.7	(0.4)	3.8
Other	0.7	—	0.1
Total	$142.5	$52.2	$ 7.6

The restructuring and other charges in 2011 and 2012 primarily relate to the 2011-2014 Integration and Optimization Program. The restructuring and other charges in 2010 primarily relate to our global manufacturing strategy and our closure of a small factory in Europe. See Note 10, "Restructuring Activities," for further discussion.

Assets by Reportable Segments

The following table shows assets allocated by our segment reporting structure. Only assets which are identifiable by segment and reviewed by our chief operating decision maker by segment are allocated to the reportable segment assets, which are trade receivables, net, and finished goods inventories, net. All other assets are included in "Assets not allocated."

	December 31, 2012	December 31, 2011
Assets:		
Trade receivables, net, and finished goods inventories, net		
Food & Beverage	$ 811.9	$ 806.5
Institutional & Laundry	587.8	582.3
Protective Packaging	331.3	337.3
Other	37.0	35.0
Total segments and other	1,768.0	1,761.1
Assets not allocated		
Cash and cash equivalents	679.6	703.6
Property and equipment, net	1,212.8	1,269.2
Goodwill	3,191.4	4,209.6
Intangibles, net	1,139.7	2,035.7
Assets held for sale	—	279.0
Other	1,445.7	1,173.8
Total	$9,437.2	$11,432.0

Allocation of Goodwill and Identifiable Intangible Assets to Reportable Segments

Our management views goodwill and identifiable intangible assets as corporate assets, so we do not allocate their balances to the reportable segments. However, we are required to allocate their balances to each reporting unit to perform our annual impairment review, which we do during the fourth quarter of the year. In 2012, we determined that sufficient indicators existed to require an impairment review. See Note 8, "Goodwill and Identifiable Intangible Assets," for the allocation of goodwill and identifiable intangible assets and the changes in their balances in the year ended December 31, 2012 by our segment reporting structure, and the details of our impairment review.

Geographic Information

	2012	2011	2010
Net sales[1]:			
United States	$2,713.2	$2,305.2	$2,081.6
Canada	267.7	172.6	145.0
Europe	2,492.2	1,639.9	1,171.4
Latin America	802.0	545.7	434.3
AMAT	776.8	346.0	197.7
Japan/Australia/New Zealand	596.2	541.5	460.1
Total	$7,648.1	$5,550.9	$4,490.1
Total long-lived assets[1][2]:			
United States	$3,006.4	$4,558.1	
Canada	105.8	48.0	
Europe	1,686.5	1,989.8	
Latin America	262.0	387.9	
AMAT	699.8	815.8	
Japan/Australia/New Zealand	198.5	169.9	
Total	$5,959.0	$7,969.5	

(1) Net sales attributed to the geographic areas represent net sales to external customers. No non-U.S. country had net sales in excess of 10% of consolidated net sales or long-lived assets in excess of 10% of consolidated long-lived assets at December 31, 2012 and 2011.

(2) Total long-lived assets are total assets excluding total current assets and deferred tax assets.

Note 6 Inventories

The following table details our inventories and the reduction of certain inventories to a LIFO basis:

	December 31,	
	2012	2011
Inventories (at FIFO, which approximates replacement value):		
Raw materials	$128.4	$150.8
Work in process	117.0	121.0
Finished goods	542.4	559.0
Subtotal (at FIFO)	787.8	830.8
Reduction of certain inventories to LIFO basis	(51.4)	(53.3)
Total	$736.4	$777.5

We determine the value of our legacy Sealed Air non-equipment U.S. inventories by the last-in, first-out or LIFO inventory method. U.S. inventories determined by the LIFO method were $104 million at December 31, 2012 and $121 million at December 31, 2011.

Note 7 Property and Equipment, net

The following table details our property and equipment, net, at December 31, 2012 and 2011.

	December 31,	
	2012	2011
Land and improvements	$ 142.5	$ 139.4
Buildings	715.4	702.3
Machinery and equipment	2,548.9	2,460.7
Other property and equipment	154.2	151.6
Construction-in-progress	85.7	103.9
	3,646.7	3,557.9
Accumulated depreciation and amortization	(2,433.9)	(2,288.7)
Property and equipment, net	$ 1,212.8	$ 1,269.2

The following table details our interest cost capitalized and depreciation and amortization expense for property and equipment for the three years ended December 31, 2012.

	December 31,		
	2012	2011	2010
Interest cost capitalized	$ 5.5	$ 4.2	$ 3.7
Depreciation and amortization expense for property and equipment	170.0	147.2	143.5

Note 8 Goodwill and Identifiable Intangible Assets

Goodwill

We review goodwill for impairment on a reporting unit basis annually during the fourth quarter of each year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The goodwill impairment test involves a two-step process. In step one, we compare the fair value of each of our reporting units to its carrying value, including the goodwill allocated to the reporting unit. If the fair value of the reporting unit exceeds its carrying value, there is no indication of impairment and no further testing is required. If the fair value of the reporting unit is less than the carrying value, we must perform step two of the impairment test to measure the amount of impairment loss, if any. In the step two, the reporting unit's fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that calculates the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business combination. If the implied fair value of the reporting unit's goodwill is less than the carrying value, the difference is recorded as an impairment loss.

Third Quarter 2012 Interim Impairment Test

During the third quarter of 2012, we determined that sufficient indicators of potential impairment existed to require an interim goodwill impairment analysis for certain of our legacy-Diversey reporting units (North America, Europe and Latin America) included in the legacy-Diversey segment. These indicators included the recent business performance of those reporting units, combined with the long-term market conditions and business trends within the underlying regions. We estimated the fair value of these reporting units using a weighting of fair values derived from an income and market approach. Under the income approach, we determine the fair value of a reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on management's estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate used is based on a weighted average cost of capital adjusted for the relevant risk associated with the characteristics of the business and the projected cash flows. The market approach estimates fair value based on market multiples of revenue and earnings derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit. Based on the results of the step one impairment test, the fair value of the reporting units was substantially lower than the carrying value for those reporting units (regions mentioned above). As a result, we recorded an estimated $1.1 billion goodwill impairment charge in the three months ended September 30, 2012, which is included in impairment of goodwill and other intangible assets in the consolidated statements of operations. At the time, the charge was included in the legacy-Diversey segment.

In addition, during the third quarter of 2012 and prior to performing the step one impairment test, we considered the same indicators of potential impairment noted above as related to the indefinite lived assets of those reporting units. When indicators of impairment are present, we determine the fair value of the indefinite lived assets and compare them to their carrying values. We estimate the fair value of these assets using a relief from royalty method under an income approach. The key assumptions for this method are a revenue projections, an royalty rate as determined by management in consultations with valuation experts, and a discount rate, established as discussed above. Based on our analysis, the fair values of an indefinite lived tradename was lower than its carrying value. As a result, we recorded a pre-tax impairment charge of $189 million associated with the Diversey tradename in the three months ended September 30, 2012, which is included in impairment of goodwill and other intangible assets in the consolidated statements of operations. At the time, the charge was included in the legacy-Diversey segment.

During the fourth quarter of 2012, we concluded step two of our interim impairment test for the legacy-Diversey reporting units noted above. This process resulted in the reduction of the estimated pre-tax goodwill impairment charge by $326 million. The reduction of the third quarter charge was due to the fair value of certain definite lived assets being less than their carrying value. While the discounted cash flows determined during the step one impairment review were less than the carrying value, the asset groups' undiscounted cash flows associated with those reporting units were in excess of the carrying values, as such there was no impairment of those reporting units' definite lived intangibles and long lived assets.

2012 Annual Impairment Test

During the fourth quarter of 2012, we completed step one of our annual goodwill impairment test for our legacy Sealed Air reporting units and Diversey's Asia Pacific, Africa and Turkey ("APAT") reporting unit. We concluded that the fair values of these reporting units were above their carrying values and, therefore, for these reporting units there was no indication of impairment.

New Reporting Units

In the fourth quarter of 2012, we began to operate under the new reporting structure, which resulted in a change in the composition of our reporting units. In connection with the new structure, (i) legacy-Diversey was divided into two reporting units, Hygiene Solutions (included in the Food & Beverage segment) and Institutional & Laundry (its own segment). In addition, we combined (i) Sealed Air's legacy Food Packaging and Food Solutions into new Packaging Solutions reporting unit (included in the Food & Beverage segment), and (ii) Sealed Air's legacy Protective Packaging, Shrink Packaging and Specialty Foam business of the former Specialty Materials reporting units into the new Protective Packaging Segment (its own segment).

Fourth Quarter 2012 Interim Impairment Test

At the end of the fourth quarter of 2012, based on the operating results under our new reporting structure, we determined that sufficient indicators of potential impairment existed to require an interim goodwill impairment analysis for our I&L and Hygiene Solutions reporting units. These indicators included the recent business performance of those reporting units as compared to the projections developed during the third quarter 2012 interim impairment review. We performed steps one and two of the impairment test for each of these two reporting units using the same approach as noted above.

Prior to performing the step one interim impairment test, we first evaluated the indefinite lived intangible assets allocated to the I&L and Hygiene Solutions reporting units. On an annual basis, or when indicators of impairment are present, we determine the fair value of the indefinite lived assets and compare them to their carrying values. We estimate the fair value of these assets using a relief from royalty method under an income approach. Based on our analysis, the fair values of certain indefinite lived trademarks were lower than their carrying values. As a result, we recorded a pre-tax impairment charge of $441 million in the fourth quarter of 2012, which is included in impairment of goodwill and other intangible assets in the consolidated statements of operations and reflected in the F&B ($140 million) and I&L ($301 million) segments.

We also evaluated the recoverability of long lived assets of these reporting units. When indicators of impairment are present, we test definite lived and long lived assets for recoverability by comparing the carrying value of an asset group to their undiscounted cash flows. We considered the lower than expected revenue and profitability levels over a sustained period of time, and downward revisions to our cash flow forecasts for a portion of these reporting units to be indicators of impairment for their long-lived assets. Based on the results of the recoverability test, we determined that the carrying value of certain asset groups of the Hygiene Solutions reporting unit were higher than their undiscounted cash flow. We then looked at specific long-lived assets in those asset groups and determined that the carrying value of the customer relationships intangible assets exceeded their fair value. We estimated the fair value of those assets, primarily using the excess earnings method under an income approach. The key assumptions for this method are a projection of future revenue and profitability as determined by management, the expected survivorship and discount rate, established as discussed above. As a result, we recorded a pre-tax impairment charge of $149 million in the fourth quarter of 2012, which is included in the impairment of goodwill and other intangible assets in the consolidated statement of operations and reflected in the F&B segment.

We also completed steps one and two of the interim goodwill impairment test for these reporting units. As a result, in the fourth quarter of 2012, we recorded an additional goodwill impairment charge for the Hygiene Solutions reporting unit of $174 million and $97 million for the I&L reporting unit, which is included in impairment of goodwill and other intangible assets in the consolidated statements of operations.

Allocation of Goodwill to Reporting Units

Due to the changes in our segment reporting structure during the fourth quarter of 2012, we reassigned goodwill to our new reporting units using a relative fair value approach. Goodwill of the F&B segment combines goodwill of two reporting units: Packaging Solutions, which includes former legacy Sealed Air's Food Packaging and Food Solutions packaging reporting units, and Hygiene Solutions, which was previously reported in the legacy-Diversey segment. Goodwill of the I&L segment also includes a portion of the goodwill previously reported in the legacy-Diversey segment. Goodwill of the Protective Packaging segment combines goodwill of the former legacy Sealed Air's Protective Packaging and Shrink Packaging reporting units and the specialty foam business of the former Specialty Materials reporting unit. The goodwill of the Other category is represented by the goodwill of the Medical Applications reporting unit. The following table shows our goodwill balances by our new segment reporting structure:

	Carrying Value at December 31, 2011	Purchase Price Adjustments[1]	Impact of Foreign Currency Translation	Goodwill Impairment	Carrying Value at December 31, 2012
Food & Beverage	$ 833.7	$ 3.3	$ 0.7	$ (208.0)	$ 629.7
Institutional & Laundry	1,958.6	34.3	33.2	(883.0)	1,143.1
Protective Packaging	1,369.9	—	2.8	—	1,372.7
Other category	47.4	(1.6)	0.1	—	45.9
Total	$4,209.6	$36.0	$36.8	$(1,091.0)	$3,191.4

(1) Purchase price adjustments primarily relate to the Diversey acquisition reflecting changes in estimates during the measurement period primarily related to certain legal contingencies that existed as of the acquisition date of October 3, 2011. These adjustments are not considered material to the carrying amount of goodwill or the other offsetting balance sheet line items and these adjustments had no impact to our consolidated statement of operations in 2012. Therefore, we did not revise our previously reported consolidated financial statements for these adjustments.

The excess of estimated fair values over carrying value, including goodwill and after any impairment charges, for each of our reporting units that had goodwill as of the annual impairment test or the fourth quarter 2012 interim impairment test were the following:

Reporting Unit	% by Which Estimated Fair value exceeds Carrying Value
Food & Beverage — Packaging Solutions	172%
Food & Beverage — Hygiene Solutions	8%
Institutional & Laundry	(12)%
Protective Packaging	33%
Medical Applications	194%

Although we recorded a goodwill impairment charge in 2012, our Hygiene Solutions and Institutional and Laundry reporting units remain at risk for impairment. The fair value of our Institutional and Laundry reporting unit remains below its carrying value because of the reduction in fair value of certain definite lived intangible assets within the reporting unit. The asset groups that contain those definite lived intangible assets continue to have undiscounted cash flows in excess of their carrying value.

The future occurrence of a potential indicator of additional impairment, such as a decrease in expected net earnings, adverse equity market conditions, a decline in current market multiples, a decline in our common stock price, a significant adverse change in legal factors or business climates, an adverse action or assessment by a regulator, unanticipated competition, strategic decisions made in response to economic or competitive conditions, or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of, could require an interim assessment for some or all of the reporting units before the next required annual assessment. In the event of significant adverse changes of the nature described above, we might have to recognize an additional non-cash impairment of goodwill, which could have a material adverse effect on our consolidated financial condition and results of operations.

Identifiable Intangible Assets

The following tables summarize our identifiable intangible assets with definite and indefinite useful lives:

	December 31,2012				December 31, 2011		
	Gross Carrying Value	Accumulated Amortization	Impairment	Net	Gross Carrying Value	Accumulated Amortization	Net
Customer relationships	$ 978.1	$(112.7)	(148.9)[1]	$ 716.5	$ 960.2	$(36.6)	$ 923.6
Trademarks and trade names	882.3	(0.9)	(630.2)[1]	251.2	882.3	(0.8)	881.5
Technology	243.5	(79.1)	(22.2)[2]	142.2	229.9	(33.4)	196.5
Contracts	44.6	(14.8)	—	29.8	40.2	(6.1)	34.1
Total	$2,148.5	$(207.5)	$(801.3)	$1,139.7	$2,112.6	$(76.9)	$2,035.7

(1) During the third quarter of 2012, we determined that sufficient indicators existed to require an interim impairment review of our Diversey tradename. Based on our analysis, the fair value of this intangible was lower than the carrying value, which resulted in a pre-tax impairment charge of $189 million. In addition, during the fourth quarter of 2012, we completed our annual impairment test for other indefinite lived intangibles and we performed an interim impairment review of our customer relationships and trademarks and trade names. As a result, we recorded a total impairment charge of $779 million which is included in impairment of goodwill and other intangible assets on the consolidated statements of operations in the year ended December 31, 2012.

(2) During the fourth quarter of 2012, we made a decision to suspend certain development efforts and abandon future product development work on a project included in our other category. As a result, we recorded an impairment of $22.2 million ($13.7 million, net of taxes), which is included in impairment of goodwill and other intangible assets on the consolidated statements of operations in the year ended December 31, 2012.

The intangible assets include $251 million of trademarks and trade names that we have determined to have indefinite useful lives, acquired in connection with the acquisition of Diversey.

The following table shows the remaining estimated future amortization expense at December 31, 2012.

2013	$111.3
2014	111.6
2015	85.6
2016	83.9
2017	81.4
Thereafter	414.8
Total	$888.6

The remaining weighted average useful life of our finite-lived intangible assets was 10.4 years as of December 31, 2012.

Note 9 Accounts Receivable Securitization Program

We and a group of our U.S. subsidiaries maintain an accounts receivable securitization program with two banks and issuers of commercial paper administered by these banks. As of December 31, 2012, the maximum purchase limit for receivable interests was $125 million, subject to the availability limits described below.

The amounts available from time to time under the program may be less than $125 million due to a number of factors, including but not limited to our credit ratings, trade receivable balances, the creditworthiness of our customers and our receivables collection experience. During 2012, the level of eligible assets available under the program was lower than $125 million primarily due to our current credit ratings. As a result, the amount available to us under the program was $112 million at December 31, 2012. Although we do not believe that these restrictive provisions presently materially restrict our operations, if an additional event occurs that triggers one of these restrictive provisions, we could experience a further decline in the amounts available to us under the program or termination of the program.

As of December 31, 2012 and 2011, we had no amounts outstanding under this program, and we did not utilize this program during 2012.

The overall program is scheduled to expire in September 2013. In addition, the program includes a bank financing commitment that must be renewed annually. The bank financing commitment was renewed in September 2012.

Under limited circumstances, the banks and the issuers of commercial paper can end purchases of receivables interests before the above dates. A failure to comply with debt leverage or various other ratios related to our receivables collection experience could result in termination of the receivables program. We were in compliance with these ratios at December 31, 2012 and 2011.

In February 2013, we entered into a European accounts receivable securitization program with two banks. The maximum purchase limit for receivable interests is €95 million, ($125 million USD equivalent) subject to availability limits, and the program is scheduled to expire in February 2014. The terms and provisions of this program are similar to our U.S. program. As of March 1, 2013, the amount available under this program was €40 million ($52 million USD equivalent).

Note 10 Restructuring Activities

The following table details our restructuring activities:

	2012				2011			
	2011-2014 Integration and Optimization Program	EPC	Other	Total	2011-2014 Integration and Optimization Program	EPC	Other	Total
Restructuring charges	$144.9	$(1.3)	$(1.1)	$142.5	$52.2	$1.0	$(1.0)	$52.2
Other associated costs	22.2	12.1	—	34.3	—	4.0	—	4.0
Total	$167.1	$10.8	$(1.1)	$176.8	$52.2	$5.0	$(1.0)	$56.2

2011-2014 Integration and Optimization Program

In December 2011, we initiated a restructuring program associated with the integration of Diversey's business following our acquisition of Diversey on October 3, 2011. The program primarily consists of (i) reduction in headcount, (ii) consolidation of facilities, and (iii) supply chain network optimization, and (iv) certain other capital expenditures. This program is expected to be completed by the end of 2014.

Restructuring Charges

The restructuring charges include mainly termination and benefits costs of which $9 million related to cash-settled stock appreciation rights that were previously issued to Diversey employees as a portion of the total consideration for the acquisition of Diversey. See Note 19, "Stockholders' Equity," for further details of these awards.

The restructuring accrual, spending and other activity for the year ended December 31, 2012 and the current and non-current accrual balance remaining at December 31, 2012 were as follows:

Current and non-current restructuring accrual at December 31, 2011	$ 23.7
Additional accrual and accrual adjustments	144.9
Cash payments during 2012	(81.4)
Effect of changes in foreign currency exchange rates	1.0
Current and non-current restructuring accrual at December 31, 2012	$ 88.2

Cumulative cash payments made in connection with this program through December 31, 2012 were $110 million. We expect to pay $71 million of the accrual balance remaining at December 31, 2012 within the next twelve months. This amount is included in other current liabilities on the consolidated balance sheet at December 31, 2012. The majority of the remaining accrual of $17 million is expected to be paid out in 2014 and 2015. This amount is included in other liabilities on the consolidated balance sheet at December 31, 2012.

Other Associated Costs

The other associated costs in 2012 include asset impairment charges of $12 million and professional and consulting fees of $6 million and other costs for $4 million. Asset impairment charges include (i) a $4 million charge related to a facility closure in the U.S., reported in cost of sales in our Food & Beverage segment, and (ii) an $8 million charge related to a planned facility closure in France, reported in cost of sales in our I&L segment.

Other Capital Expenditures

Other capital expenditures were $14 million in 2012 and none in 2011. Other capital expenditures are mainly related to purchases for equipment for facility and supply chain network.

European Principal Company ("EPC")

In May 2011, before our acquisition of Diversey, Diversey management approved, subject to successful works council consultations, plans to reorganize its European operations to function under a centralized management and supply chain model. We completed the reorganization on May 3, 2012 and the EPC, based in the Netherlands, is now centrally managing Diversey's European operations. Diversey's European subsidiaries are executing sales and distribution locally, and local production companies are acting as toll manufacturers.

Costs incurred as part of the EPC included (i) restructuring charges for severance and termination benefits and (ii) other associated costs, reported as part of marketing, administrative and development expenses in our Consolidated Statements of Operations.

Note 11 Other Liabilities

The following tables detail our other current liabilities and other liabilities at December 31, 2012 and 2011:

	December 31,	
	2012	2011
Other current liabilities:		
Accrued salaries, wages and related costs	$264.8	$269.2
Accrued operating expenses	320.1	229.2
Income taxes payable	23.8	60.8
Accrued customer volume rebates	167.4	180.1
Accrued interest	63.4	65.6
Accrued employee benefit liability	9.7	9.8
Total	$849.2	$814.7

	December 31,	
	2012	2011
Other liabilities:		
Accrued employee benefit liability	$292.6	$226.2
Other postretirement liability	77.3	68.9
Other various liabilities	276.1	271.9
Total	$646.0	$567.0

Note 12 Debt and Credit Facilities

Our total debt outstanding consisted of the amounts set forth on the following table:

	December 31, 2012	December 31, 2011
Short-term borrowings	$ 39.2	$ 34.5
Current portion of long-term debt	1.8	1.9
Total current debt	41.0	36.4
5.625% Senior Notes due July 2013, less unamortized discount of $0.3 in 2011[1][2]	—	401.0
12% Senior Notes due February 2014[1]	153.4	156.3
Term Loan A Facility due October 2016, less unamortized lender fees of $15.4 in 2012 and $21.7 in 2011[3]	843.9	945.7
7.875% Senior Notes due June 2017, less unamortized discount of $5.5 in 2012 and $6.5 in 2011	394.5	393.5
Term Loan B Facility due October 2018, less unamortized lender fees of $10.7 in 2012 and $21.3 in 2011, and unamortized discount of $15.6 in 2012 and $26.5 in 2011[3]	771.6	1,118.8
8.125% Senior Notes due September 2019	750.0	750.0
6.50% Senior Notes due December 2020	425.0	—
8.375% Senior Notes due September 2021	750.0	750.0
6.875% Senior Notes due July 2033, less unamortized discount of $1.4 in 2012 and $1.4 in 2011	448.6	448.6
Other	3.8	2.8
Total long-term debt, less current portion	4,540.8	4,966.7
Total debt[4]	$4,581.8	$5,003.1

(1) Amount includes adjustments due to interest rate swaps. See "Interest Rate Swaps," of Note 13, "Derivatives and Hedging Activities," for further discussion.

(2) During 2012, we purchased all of our outstanding $400 million 5.625% Senior Notes due 2013. See below for further discussion.

(3) In 2012, we prepaid $95 million of euro and U.S. dollar denominated portions of the original Term Loan A. In addition, we prepaid $1.1 billion and refinanced the remaining principal amount of $801 million of the euro and U.S dollar denominated portions of the original Term Loan B at 99.75% of the face value. Also, in connection with the sale of Diversey Japan, we prepaid $90 million and refinanced the remaining principal amount of $80 million of the Japanese yen denominated balances owed under the original Term Loan A. See below for further discussion.

(4) The weighted average interest rate on our outstanding debt was 6.4% as of December 31, 2012 and 6.2% as of December 31, 2011.

Senior Notes

2012 Activity

In November 2012, we issued $425 million of 6.50% Senior Notes and used substantially all of the proceeds to retire the 5.625% senior notes due July 2013. The aggregate repurchase price was $421 million, which included the principal amount of $400 million, a 3% premium of $13 million and accrued interest of $8 million. As a result, we recognized a net pre-tax loss of $12 million, which included the premium mentioned above, less a gain of $1 million on the termination of a related interest rate swap. The loss on debt redemption is included on our consolidated statements of operations.

The 6.50% senior notes due 2020 and their related guarantees were offered only to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons in transactions outside the U.S. under Regulation S of the Securities Act. These notes have not been registered under the Securities Act, and, unless so registered, may not be offered or sold in the U.S. absent registration or an applicable exemption form, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

2011 Activity

On October 3, 2011, we completed an offering of $750 million aggregate principal amount of 8.125% senior notes due 2019 and $750 million aggregate principal amount of 8.375% senior notes due 2021. These notes were sold to investors at 100.0% of their aggregate principal amount, and interest is payable on the notes on March 15 and September 15 of each year, commencing March 15, 2012.

These notes and their related guarantees were offered only to qualified institutional buyers under Rule 144A of the Securities Act, and to non-U.S. persons in transactions outside the United States under Regulation S of the Securities Act. These notes have not been registered under the Securities Act, and, unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption form, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

Credit Facility

2012 Activity

Amended Credit Facility

In connection with the sale of Diversey Japan (see Note 3, "Divestiture"), and the repayment of existing indebtedness of the Company and to provide for ongoing liquidity requirements, on November 14, 2012, we entered into an amended senior secured credit facility (the "Amended Credit Facility"). The Amended Credit Facility consists of: (a) a multicurrency Term Loan A facility denominated in U.S. dollars, Canadian dollars, euros and Japanese yen, ("Amended Term Loan A Facility"), (b) a multicurrency Term Loan B facility denominated in U.S. dollars and euros ("Amended Term Loan B Facility") and (c) a $700 million revolving credit facility available in U.S. dollars, Canadian dollars, euros, and Australian dollars ("Amended Revolving Credit Facility"). Our obligations under the Amended Credit Facility have been guaranteed by certain of Sealed Air's subsidiaries and secured by pledges of certain assets and the capital stock of certain subsidiaries.

The Amended Term Loan A Facility and the Amended Revolving Credit Facility each have a five-year term and bear interest at either LIBOR or the base rate (or an equivalent rate in the relevant currency) plus 250 basis points (bps) per annum in the case of LIBOR loans and 150 bps per annum in the case of base rate loans, provided that the interest rates shall be decreased to 225 bps and 125 bps, respectively, upon achievement of a specified leverage ratio. The Amended Term Loan B Facility has a seven-year term. The U.S. dollar-denominated tranche bears interest at either LIBOR or the base rate plus 300 bps per annum in the case of LIBOR loans and 200 bps per annum in the case of base rate loans, and the euro-denominated tranche bears interest at either EURIBOR or the base rate plus 350 bps per annum in the case of EURIBOR loans and 250 bps per annum in the case of base rate loans. LIBOR and EURIBOR are subject to a 1.0% floor under the Amended Term Loan B Facility.

In connection with the sale of Diversey Japan, we prepaid $90 million and refinanced the remaining principal amount of $80 million of Japanese yen denominated balances owned of the original Term Loan A. As a result, we accelerated $1 million of original unamortized lender fees included as a reduction of the pre-tax gain on the sale of Diversey Japan. We also carried forward $1 million of unamortized lender fees in the carrying amount of the debt instrument. Incremental lender fees and non-lender fees related to the transactions mentioned above were insignificant. These non-lender fees are included in other assets on our consolidated balance sheet. We prepaid $95 million of euro and U.S. dollar denominated portions of the original Term Loan A for other Sealed Air companies.

We prepaid $1.1 billion and refinanced the remaining principal amount of $801 million of the euro and U.S. dollars denominated portions of the original Term Loan B at 99.75% of the face value for other Sealed Air companies. As a result, we accelerated unamortized original issuance discounts of $9 million and unamortized lender fees of $7 million, which are included in loss on debt redemption on our consolidated statements of operations. We also recorded new original issuance discount and non-lender fees for a total of $2 million, which are included in the carrying amount of the debt instruments. In addition, we recorded $7 million of non-lender fees related to the transactions mentioned above. Those fees are included in loss on debt redemption on our consolidated statements of operations.

The amortization expense of the original issuance discount and lender and non-lender fees is calculated using the effective interest rate method over the lives of the respective debt instruments. Total amortization expense in 2012 related to the debt instruments above was $23 million and is included in interest expense on our consolidated statements of operations.

The Amended Credit Facility provides for customary events of default, including failure to pay principal or interest when due, failure to comply with covenants, materially false representation or warranty made by the Company, certain insolvency or receivership events and a change in control. For certain events of default, the commitments of the lenders will be automatically terminated, and all outstanding obligations under the Amended Credit Facility may be declared immediately due and payable.

The Amended Revolving Credit Facility may be used for working capital needs and general corporate purposes, including the payment of the amounts required upon effectiveness of the Settlement agreement (defined below in Note 18, "Commitments and Contingencies"). We used our Amended Revolving Facility for a short time period in connection with the sale of Diversey Japan. Interest paid for the year ended December 31, 2012 under the Amended Revolving Credit Facility was insignificant. There were no amounts outstanding under the Amended Credit Facility at December 31, 2012.

2011 Activity

Original Credit Facility

In connection with the funding of the cash consideration for the acquisition and the repayment of existing indebtedness of Diversey and to provide for ongoing liquidity requirements, on October 3, 2011, we entered into a senior secured credit facility (the "Credit Facility"). The Credit Facility consists of: (a) a multicurrency Term Loan A facility denominated in U.S. dollars, Canadian dollars, euros and Japanese yen, ("Term Loan A Facility"), (b) a multicurrency Term Loan B Facility and (c) a $700 million revolving facility available in U.S. dollars, Canadian dollars, euros and Australian dollars ("Revolving Credit Facility"). Our obligations under the Credit Facility have been guaranteed by certain of Sealed Air's subsidiaries and secured by pledges of certain assets and the capital stock of certain of our subsidiaries. In connection with entering into the Credit Facility, we terminated our former global credit facility and European credit facility.

The U.S. dollar denominated tranche of the Term Loan B Facility was sold to investors at 98% of its principal amount, and the euro-denominated tranche of the Term Loan B Facility was sold to investors at 97% of its principal amount. As a result, we recorded $28 million of original issuance discounts, which were included in the carrying amount of the Term Loan B Facility prior to its refinancing in 2012. We also recorded $48 million of lender fees related to the transactions mentioned above. These fees are also included in the carrying amount of the respective debt instruments. In addition, we recorded $51 million of non-lender fees related to the transactions mentioned above. Those fees were included in other assets on our consolidated balance sheet.

The amortization expense of the original issuance discount and lender and non-lender fees is calculated using the effective interest rate method over the lives of the respective debt instruments. Total amortization expense in 2011 related to the debt instruments above was $7 million and is included in interest expense on our consolidated statements of operations.

Lines of Credit

The following table summarizes our available lines of credit and committed and uncommitted lines of credit, including the Revolving Credit Facility discussed above, and the amounts available under our accounts receivable securitization program. We are not subject to any material compensating balance requirements in connection with our lines of credit.

	December 31, 2012	December 31, 2011
Used lines of credit	$ 39.2	$ 34.5
Unused lines of credit	989.5	1,028.7
Total available lines of credit	$1,028.7	$1,063.2
Available lines of credit — committed	$ 700.5	$ 703.9
Available lines of credit — uncommitted	328.2	359.3
Total available lines of credit	$1,028.7	$1,063.2
Accounts receivable securitization program — committed[1]	$ 112.0	$ 92.0

[1] See Note 9, "Accounts Receivable Securitization Program," for further details of this program.

Other Lines of Credit

Substantially all our short-term borrowings of $39 million at December 31, 2012 and $35 million at December 31, 2011 were outstanding under lines of credit available to several of our foreign subsidiaries. The following table details our other lines of credit.

	December 31, 2012	December 31, 2011
Available lines of credit	$328.3	$359.3
Unused lines of credit	289.0	328.7
Weighted average interest rate	10.2%	10.1%

Covenants

Each issue of our outstanding senior notes imposes limitations on our operations and those of specified subsidiaries. The Amended Credit Facility contains customary affirmative and negative covenants for credit facilities of this type, including limitations on our indebtedness, liens, investments, restricted payments, mergers and acquisitions, dispositions of assets, transactions with affiliates, amendment of documents and sale leasebacks, and a covenant specifying a maximum permitted ratio of Consolidated Net Debt to Consolidated EBITDA (as defined in the Credit Facility). We were in compliance with the above financial covenants and limitations at December 31, 2012 and 2011.

Debt Maturities

The following table summarizes the scheduled annual maturities for the next five years and thereafter of our long-term debt, including the current portion of long-term debt. This schedule excludes debt discounts, interest rate swaps and lender fees.

2013	$ 1.8
2014	304.0
2015	329.8
2016	406.2
2017	408.2
Thereafter	3,141.2
Total	$4,591.2

Note 13 Derivatives and Hedging Activities

We report all derivative instruments on our consolidated balance sheets at fair value and establish criteria for designation and effectiveness of transactions entered into for hedging purposes.

As a large global organization, we face exposure to market risks, such as fluctuations in foreign currency exchange rates and interest rates. To manage the volatility relating to these exposures, we enter into various derivative instruments from time to time under our risk management policies. We designate derivative instruments as hedges on a transaction basis to support hedge accounting. The changes in fair value of these hedging instruments offset in part or in whole corresponding changes in the fair value or cash flows of the underlying exposures being hedged. We assess the initial and ongoing effectiveness of our hedging relationships in accordance with our policy. We do not purchase, hold or sell derivative financial instruments for trading purposes. Our practice is to terminate derivative transactions if the underlying asset or liability matures or is sold or terminated, or if we determine the underlying forecasted transaction is no longer probable of occurring.

Foreign Currency Forward Contracts Not Designated as Hedges

Our subsidiaries have foreign currency exchange exposure from buying and selling in currencies other than their functional currencies. The primary purposes of our foreign currency hedging activities are to manage the potential changes in value associated with the amounts receivable or payable on transactions denominated in foreign currencies and to minimize the impact of the changes in foreign currencies related to foreign currency denominated interest-bearing intercompany loans and receivables and payables. The changes in fair value of these derivative contracts are recognized in other expense, net, on our consolidated statements of operations and are largely offset by the remeasurement of the underlying foreign currency denominated items indicated above. These contracts have original maturities of less than 12 months.

The estimated fair value of these derivative contracts, which represents the estimated net balance that would be paid or that would be received by us in the event of their termination, based on the then current foreign currency exchange rates, was a net current liability of $25 million at December 31, 2012 and was a net current asset of $15 million at December 31, 2011.

Foreign Currency Forward Contracts Designated as Cash Flow Hedges

The primary purposes of our cash flow hedging activities are to manage the potential changes in value associated with the amounts receivable or payable on equipment and raw material purchases that are denominated in foreign currencies in order to minimize the impact of the changes in foreign currencies. We record gains and losses on foreign currency forward contracts qualifying as cash flow hedges in other comprehensive income to the extent that these hedges are effective and until we recognize the underlying transactions in net earnings, at which time we recognize these gains and losses in other expense, net, on our consolidated statements of operations.

Net unrealized after tax gains (losses) related to these contracts that were included in other comprehensive income for the years ended December 31, 2012 and 2011 were immaterial. The unrealized amounts in other comprehensive income will fluctuate based on changes in the fair value of open contracts during each reporting period.

Interest Rate Swaps

From time to time, we may use interest rate swaps to manage our mix of fixed and floating interest rates on our outstanding indebtedness.

In the third quarter of 2012, we terminated the swaps linked to the 12% Senior Notes, although the 12% Senior Notes remained outstanding. We received cash of $2 million resulting from the gain on the termination of the swaps, which is being amortized over the remaining life of the 12% Senior Notes. At December 31, 2012, we had no interest rate swaps outstanding.

In the fourth quarter of 2011, we terminated or offset interest rate swaps on our 5.625% Senior Notes and a portion of our 12% Senior Notes. As a result, we received cash of $7 million related to these terminations and recognized a reduction of interest expense of $1 million and an increase of $6 million in the carrying amount of our 12% Senior Notes and our 5.625% Senior Notes, which is being amortized over the remaining maturities of these notes and included in interest expense on our consolidated statements of operations.

At December 31, 2011, we recorded a mark-to-market adjustment to record an increase of $2 million in the carrying amount of our 12% Senior Notes due to changes in interest rates and an offsetting increase to other assets at December 31, 2011 to record the fair value of the remaining outstanding interest rate swaps. There was no ineffective portion of the hedges recognized in earnings during the period.

As a result of our interest rate swap agreements, interest expense was reduced by $1 million in 2012 and $3 million in 2011.

Other Derivative Instruments

We may use other derivative instruments from time to time, such as foreign exchange options to manage exposure to foreign exchange rates and interest rate and currency swaps related to access to international financing transactions. These instruments can potentially limit foreign exchange exposure by swapping borrowings denominated in one currency for borrowings denominated in another currency. At December 31, 2012 and 2011, we had no foreign exchange options or interest rate and currency swap agreements outstanding.

See Note 14, "Fair Value Measurements and Other Financial Instruments," for a discussion of the inputs and valuation techniques used to determine the fair value of our outstanding derivative instruments.

Fair Value of Derivative Instruments

The following table details the fair value of our derivative instruments included on our consolidated balance sheets.

	Fair Value of Asset Derivatives[1]		Fair Value of (Liability) Derivatives[1]	
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Derivatives designated as hedging instruments:				
Foreign currency forward contracts (cash flow hedges)	$ 0.5	$ 0.5	$ (0.8)	$(0.5)
Interest rate swaps (fair value hedges)	—	2.1	—	—
Derivatives not designated as hedging instruments:				
Foreign currency forward contracts	4.9	18.0	(29.6)	(3.0)
Total	$ 5.4	$20.6	$(30.4)	$(3.5)

(1) Asset derivatives are included in other assets and liability derivatives were included in other liabilities.

The following table details the effect of our derivative instruments on our consolidated statements of operations.

	Amount of Gain (Loss) Recognized in Earnings on Derivatives[1] Year Ended December 31,	
	2012	2011
Derivatives designated as hedging instruments:		
Interest rate swaps	$—	$4.1
Foreign currency forward contracts[2]	—	0.4
Derivatives not designated as hedging instruments:		
Foreign currency forward contracts[2]	4.6	5.3
Total	$ 4.6	$9.8

(1) Amounts recognized on the foreign currency forward contracts were included in other expense, net. Amounts recognized on the interest rate swaps were included in interest expense.

(2) The net gains and (losses) included above were substantially offset by the net (losses) and gains resulting from the remeasurement of the underlying foreign currency denominated items, which are included in other expense, net, on the consolidated statement of operations. The underlying foreign currency denominated items include third party and intercompany receivables and payables and interest-bearing intercompany loans. See "Foreign Currency Forward Contracts Not Designated as Hedges" above for further information.

Note 14 Fair Value Measurements and Other Financial Instruments

Fair Value Measurements

The fair value of our financial instruments, using the fair value hierarchy under U.S. GAAP detailed in "Fair Value Measurements," of Note 2, "Summary of Significant Accounting Policies and Recently Issued Accounting Standards," are included in the table below.

December 31, 2012	Total Fair Value	Level 1	Level 2	Level 3
Cash equivalents	$210.0	$—	$210.0	$—
Derivative financial instruments net liability:				
Foreign currency forward contracts	$ 25.0	$—	$ 25.0	$—

December 31, 2011	Total Fair Value	Level 1	Level 2	Level 3
Cash equivalents	$148.9	$—	$148.9	$—
Derivative financial instrument net asset:				
Interest rate swaps	$ 2.1	$—	$ 2.1	$—
Foreign currency forward contracts	$ 15.0	$—	$ 15.0	$—

Cash Equivalents

Our cash equivalents at December 31, 2012 consisted of commercial paper and time deposits (fair value determined using Level 2 inputs). Our cash equivalents at December 31, 2011 consisted of commercial paper and money market accounts (fair value determined using Level 2 inputs). Since these are short-term highly liquid investments with original maturities of three months or less at the date of purchase, they present negligible risk of changes in fair value due to changes in interest rates.

Derivative Financial Instruments

Our foreign currency forward contracts are recorded at fair value on our consolidated balance sheets using an income approach valuation technique based on observable market inputs (Level 2).

Observable market inputs used in the calculation of the fair value of foreign currency forward contracts include foreign currency spot and forward rates obtained from an independent third party market data provider. In addition, other pricing data quoted by various banks and foreign currency dealers involving identical or comparable instruments are included.

Our interest rate swaps are recorded at fair value on our consolidated balance sheet using an income approach valuation technique based on observable market inputs (Level 2). Observable market inputs used in the calculation of the fair value of interest rate swaps include pricing data from counterparties to these swaps, and a comparison is made to other market data including U.S. Treasury yields and swap spreads involving identical or comparable derivative instruments.

Counterparties to these foreign currency forward contracts and interest rate swaps are rated at BBB or higher by Standard & Poor's and Baa2 or higher by Moody's. Credit ratings on some of our counterparties may change during the term of our financial instruments. We closely monitor our counterparties' credit ratings and if necessary, will make any appropriate changes to our financial instruments. The fair value generally reflects the estimated amounts that we would receive or pay to terminate the contracts at the reporting date.

Other Financial Instruments

The following financial instruments are recorded at fair value or at amounts that approximate fair value: (1) receivables, net, (2) certain other current assets, (3) accounts payable and (4) other current liabilities. The carrying amounts reported on our consolidated balance sheets for the above financial instruments closely approximate their fair value due to the short-term nature of these assets and liabilities.

Other liabilities that are recorded at carrying value on our consolidated balance sheets include our senior notes. We utilize a market approach to calculate the fair value of our senior notes. Due to their limited investor base and the face value of some of our senior notes, they may not be actively traded on the date we calculate their fair value. Therefore, we may utilize prices and other relevant information generated by market transactions involving similar securities, reflecting U.S. Treasury yields to calculate the yield to maturity and the price on some of our senior notes. These inputs are provided by an independent third party and are considered to be Level 2 inputs.

We derive our fair value estimates of our various other debt instruments by evaluating the nature and terms of each instrument, considering prevailing economic and market conditions, and examining the cost of similar debt offered at the balance sheet date. We also incorporated our credit default swap rates and currency specific swap rates in the valuation of each debt instrument, as applicable.

These estimates are subjective and involve uncertainties and matters of significant judgment, and therefore we cannot determine them with precision. Changes in assumptions could significantly affect our estimates.

The table below shows the carrying amounts and estimated fair values of our total debt:

	December 31, 2012		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
5.625% Senior Notes due July 2013[1]	$ —	$ —	$ 401.0	$ 414.1
12% Senior Notes due February 2014[1]	153.4	172.0	156.3	179.8
Term Loan A Facility due October 2016[2]	843.9	843.9	945.7	945.7
7.875% Senior Notes due June 2017	394.5	424.8	393.5	426.0
Term Loan B Facility due October 2018[2]	771.6	771.6	1,118.8	1,118.8
8.125% Senior Notes due September 2019	750.0	846.8	750.0	824.5
6.50% Senior Notes due December 2020	425.0	463.1	—	—
8.375% Senior Notes due September 2021	750.0	858.5	750.0	826.9
6.875% Senior Notes due July 2033	448.6	421.7	448.6	389.3
Other foreign loans	44.2	44.0	37.8	37.4
Other domestic loans	0.6	0.6	1.4	1.3
Total debt	$4,581.8	$4,847.0	$5,003.1	$5,163.8

(1) The carrying value and fair value of such debt include adjustments due to interest rate swaps. See Note 13, "Derivatives and Hedging Activities."

(2) Includes non-U.S. dollar tranches.

As of December 31, 2012, we did not have any non–financial assets and liabilities that were carried at fair value on a recurring basis in the consolidated financial statements or for which a fair value measurement was required at December 31, 2012. Included among our non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis are inventories, net property and equipment, goodwill and intangible assets.

Credit and Market Risk

Financial instruments, including derivatives, expose us to counterparty credit risk for nonperformance and to market risk related to changes in interest or currency exchange rates. We manage our exposure to counterparty credit risk through specific minimum credit standards, establishing credit limits, diversification of counterparties, and procedures to monitor concentrations of credit risk.

We do not expect any of our counterparties in derivative transactions to fail to perform as it is our policy to have counterparties to these contracts that are rated at least BBB or higher by Standard & Poor's and Baa2 or higher by Moody's. Nevertheless, there is a risk that our exposure to losses arising out of derivative contracts could be material if the counterparties to these agreements fail to perform their obligations. We will replace counterparties if a credit downgrade is deemed to increase our risk to unacceptable levels.

We regularly monitor the impact of market risk on the fair value and cash flows of our derivative and other financial instruments considering reasonably possible changes in interest and currency exchange rates and restrict the use of derivative financial instruments to hedging activities. We do not use derivative financial instruments for trading or other speculative purposes and do not use leveraged derivative financial instruments.

We continually monitor the creditworthiness of our diverse base of customers to which we grant credit terms in the normal course of business and generally do not require collateral. We consider the concentrations of credit risk associated with our trade accounts receivable to be commercially reasonable and believe that such concentrations do not leave us vulnerable to significant risks of near-term severe adverse impacts. The terms and conditions of our credit sales are designed to mitigate concentrations of credit risk with any single customer. Our sales are not materially dependent on a single customer or a small group of customers.

Note 15 Profit Sharing, Retirement Savings Plans and Defined Benefit Pension Plans

Profit Sharing and Retirement Savings Plans

Legacy Sealed Air has a qualified non-contributory profit sharing plan covering most of its U.S. employees. Contributions to this plan, which are made at the discretion of our Board of Directors, may be made in cash, shares of our common stock, or in a combination of cash and shares of our common stock. We also maintain qualified contributory retirement savings plans in which most of our U.S. employees are eligible to participate. The qualified contributory retirement savings plans generally provide for our contributions in cash based upon the amount contributed to the plans by the participants.

Our contributions to or provisions for the profit sharing plan and retirement savings plans are charged to operations and amounted to $33 million in 2012, $32 million in 2011 and $27 million in 2010. No shares of our common stock were contributed in 2012 and 2011, while 0.3 million shares were contributed in 2010 as part of our contribution to the profit sharing plan. These shares were issued out of treasury stock.

We have various international defined contribution benefit plans which cover certain employees. We have expanded use of these plans in select countries where they have been used to supplement or replace defined benefit plans.

Defined Benefit Pension Plans

We recognize the funded status of each defined pension benefit plan measured as the difference between the fair value of plan assets and the projected benefit obligations of the employee benefit plans on the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive loss, net of taxes. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability on our consolidated balance sheets. Subsequent changes in the funded status are recognized in unrecognized pension items, a component of accumulated other comprehensive loss, that is included in total stockholders' equity. The amount of unamortized pension items is recorded net of tax. The measurement date used by us to determine projected benefit obligations and plan assets is December 31.

United States

A number of our U.S. employees, including some employees who are covered by collective bargaining agreements, participate in defined benefit pension plans. The following table presents our funded status for 2012 and 2011 for our U.S. pension plans. The measurement date for the defined benefit pension plans presented below is December 31 of each period.

	2012	2011
Change in benefit obligation:		
Projected benefit obligation at beginning of period	$212.1	$ 54.8
Service cost	1.2	1.1
Interest cost	9.3	4.8
Actuarial loss	6.4	10.2
Benefits paid	(8.2)	(9.3)
Settlement/curtailment	(10.7)	—
Acquisition of Diversey	—	150.5
Projected benefit obligation at end of period	$210.1	$212.1
Change in plan assets:		
Fair value of plan assets at beginning of period	$171.2	$ 40.8
Actual gain on plan assets	22.0	7.5
Employer contributions	3.3	4.4
Benefits paid	(8.2)	(9.3)
Settlement/curtailment	(10.7)	—
Acquisition of Diversey	—	127.8
Fair value of plan assets at end of period	177.6	171.2
Underfunded status at end of year	$ (32.5)	$ (40.9)

Amounts included on the consolidated balance sheets consisted of other liabilities of $33 million in 2012 and $41 million in 2011.

The following table shows the components of our net periodic benefit cost for the three years ended December 31, 2012, for our U.S. pension plans charged to operations:

	2012	2011	2010
Components of net periodic benefit cost:			
Service cost	$ 1.2	$ 1.1	$ 1.0
Interest cost	9.3	4.8	2.8
Expected return on plan assets	(11.2)	(5.1)	(2.7)
Amortization of net prior service cost	0.2	0.2	0.3
Amortization of net actuarial loss	1.8	1.3	1.2
Net periodic benefit cost	$ 1.3	$ 2.3	$ 2.6

The amounts in accumulated other comprehensive loss, net of taxes, that have not yet been recognized as components of net periodic benefit cost at December 31, 2012, are:

Unrecognized prior service costs	$ 0.3
Unrecognized net actuarial loss	18.5
Total	$18.8

Changes in plan assets and benefit obligations recognized in other comprehensive loss in 2012 were as follows:

Current year actuarial loss	$(3.5)
Amortization of actuarial loss	(1.8)
Amortization of prior service cost	(0.2)
Total recognized in other comprehensive loss	$(5.5)

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost during 2013 are as follows:

Unrecognized prior service costs	$0.2
Unrecognized net actuarial loss	2.3
Total	$2.5

Information for plans with accumulated benefit obligations in excess of plan assets as of December 31, 2012 is as follows:

Accumulated benefit obligation	$205.9
Fair value of plan assets	177.5

Actuarial Assumptions

Weighted average assumptions used to determine benefit obligations at December 31, 2012 and 2011 were as follows:

	2012	2011
Discount rate	3.8%	4.6%
Rate of compensation increase	3.5	3.5

Weighted average assumptions used to determine net periodic benefit cost for the three years ended December 31, 2012 were as follows:

	2012	2011	2010
Discount rate	4.6%	4.9%	5.5%
Expected long-term rate of return	6.7	6.7	7.3
Rate of compensation increase	3.5	3.5	3.5

Estimated Future Benefit Payments

We expect the following estimated future benefit payments, which reflect expected future service as appropriate, to be paid in the years indicated below:

Year	Amount
2013	$ 13.7
2014	11.0
2015	10.5
2016	12.9
2017	12.2
Thereafter	60.5
Total	$120.8

We expect to contribute less than $1 million of cash to our U.S. defined benefit plans in 2013.

Plan Assets

We review the expected long-term rate of return on plan assets annually, taking into consideration our asset allocation, historical returns, and the current economic environment.

Our long-term objectives for plan investments are to ensure that (a) there is an adequate level of assets to support benefit obligations to participants over the life of the plans, (b) there is sufficient liquidity in plan assets to cover current benefit obligations, and (c) there is a high level of investment return consistent with a prudent level of investment risk. The investment strategy is focused on a long-term total return in excess of a pure fixed income strategy with short-term volatility less than that of a pure equity strategy. To accomplish this objective, we cause assets to be invested in a balanced and diversified mix of equity and fixed income investments. The target asset allocation will typically be 40-50% in equity securities, with a maximum equity allocation of 70%, and 50-60% in fixed income securities, with a minimum fixed income allocation of 30% including cash.

The fair values of our U.S. pension plan assets, by asset category and by the level of fair values at December 31, 2012, are as follows:

	2012				2011			
Asset Category	**Total Fair Value**	**Level 1**	**Level 2**	**Level 3**	**Total Fair Value**	**Level 1**	**Level 2**	**Level 3**
Cash and cash equivalents[1]	$ 2.7	$—	$ 2.7	$—	$ 4.2	$—	$ 4.2	$—
Fixed income funds[2]	96.2	—	96.2	—	96.4	—	96.4	—
Equity funds[3]	72.2	—	72.2	—	64.8	—	64.8	—
Other[4]	6.5	—	0.2	6.3	5.8	—	0.1	5.7
Total	$177.6	$—	$171.3	$ 6.3	$171.2	$—	$165.5	$ 5.7

(1) Short-term investment fund that invests in a collective trust that holds short-term highly liquid investments with principal preservation and daily liquidity as its primary objectives. Investments are primarily comprised of certificates of deposit, U.S. government treasuries, commercial paper, and time deposits.

(2) A diversified portfolio of publicly traded government bonds, corporate bonds, and mortgage-backed securities. There are no restrictions on these investments and they are valued at the net asset value of the shares held at year end, which are supported by the value of the underlying securities and by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.

(3) A diversified portfolio of publicly traded domestic and international common stock. There are no restrictions on these investments, and they are valued at the net asset value of the shares held at year end, which are supported by the values of the underlying securities and by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.

(4) More than 90% is invested in real estate funds with less than $0.5 million invested in alternative investments such as private equity funds, hedge funds and commodities.

The following table shows the activity of our plan assets, which are measured at fair value using Level 3 inputs:

Balance at December 31, 2011	$ 5.7
Gains on assets sold during year	1.0
Losses on assets still held at end of year	(0.2)
Purchases, sales, issuance and settlements	(0.2)
Balance at December 31, 2012	$ 6.3

International

Some of our non-U.S. employees participate in defined benefit pension plans in their respective countries. The following table presents our funded status for 2012 and 2011 for our non-U.S. pension plans. The measurement date for the defined benefit pension plans presented below is December 31 of each period:

	2012	2011
Change in benefit obligation:		
Projected benefit obligation at beginning of period	$ 847.9	$ 285.9
Service cost	15.3	8.6
Interest cost	38.2	22.8
Actuarial gain loss	158.0	24.3
Settlement/curtailment	(6.8)	(6.9)
Benefits paid	(37.5)	(19.3)
Employee contributions	4.2	2.3
Other	(0.7)	3.0
Foreign exchange impact	18.2	(3.3)
Acquisition	—	530.5
Projected benefit obligation at end of period	$1,036.8	$ 847.9
Change in plan assets:		
Fair value of plan assets at beginning of period	$ 719.6	$ 218.3
Actual gain on plan assets	70.6	31.7
Employer contributions	41.3	22.1
Employee contributions	4.2	2.3
Benefits paid	(37.5)	(19.3)
Settlement/curtailment	(6.5)	(7.0)
Other	(1.1)	4.1
Foreign exchange impact	15.0	(2.2)
Acquisition/(divestiture)	—	469.6
Fair value of plan assets at end of period	805.6	719.6
Underfunded status at end of year	$ (231.2)	$(128.3)

Amounts included on the consolidated balance sheets consisted of:

	2012	2011
Other assets	$ 33.4	$ 62.3
Other current liabilities	(4.5)	(5.1)
Other liabilities	(260.1)	(185.5)
Net amount recognized	$(231.2)	$(128.3)

The following table shows the components of our net periodic benefit cost for the three years ended December 31, 2012 for our non-U.S. pension plans charged to operations:

	2012	2011	2010
Components of net periodic benefit cost:			
Service cost	$ 15.3	$ 8.6	$ 5.5
Interest cost	38.2	22.8	15.5
Expected return on plan assets	(42.3)	(21.5)	(13.0)
Amortization of net prior service cost	0.1	0.1	0.1
Amortization of net actuarial loss	5.0	4.2	7.8
Net periodic benefit cost	$ 16.3	$ 14.2	$ 15.9

The amounts in accumulated other comprehensive loss, net of taxes, that have not yet been recognized as components of net periodic benefit cost at December 31, 2012 are:

Unrecognized prior service costs	$ 0.4
Unrecognized net actuarial loss	188.4
Total	$188.8

Changes in plan assets and benefit obligations recognized in other comprehensive loss in 2012 were as follows:

Current year actuarial loss	$129.5
Amortization of actuarial loss	(5.0)
Amortization of prior service cost	(0.1)
Settlement/curtailment loss	(1.7)
Other	(0.2)
Effects of changes in foreign currency exchange rates	3.8
Total recognized in other comprehensive loss	$126.3

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost during 2013 are as follows:

Unrecognized prior service costs	$—
Unrecognized net actuarial loss	8.2
Total	$ 8.2

Information for plans with accumulated benefit obligations in excess of plan assets as of December 31, 2012 is as follows:

Accumulated benefit obligation	$575.2
Fair value of plan assets	356.2

Actuarial Assumptions

Weighted average assumptions used to determine benefit obligations at December 31, 2012 and 2011 were as follows:

	2012	2011
Discount rate	3.7%	4.3%
Rate of compensation increase	2.8	2.8

Weighted average assumptions used to determine net periodic benefit cost for the three years ended December 31, 2012 were as follows:

	2012	2011	2010
Discount rate	4.3%	4.6%	5.6%
Expected long-term rate of return	5.9	5.8	6.8
Rate of compensation increase	2.8	2.9	3.9

Estimated Future Benefit Payments

We expect the following estimated future benefit payments, which reflect expected future service as appropriate, to be paid in the years indicated:

Year	Amount
2013	$ 37.2
2014	35.3
2015	40.3
2016	37.9
2017	39.4
Thereafter	224.9
Total	$415.0

We expect to contribute approximately $29 million of cash to our non-U.S. defined benefit plans in 2013.

Plan Assets

We review the expected long-term rate of return on plan assets annually, taking into consideration our asset allocation, historical returns, and the current economic environment.

Our long-term objectives for plan investments are to ensure that (a) there is an adequate level of assets to support benefit obligations to participants over the life of the plans, (b) there is sufficient liquidity in plan assets to cover current benefit obligations, and (c) there is a high level of investment return consistent with a prudent level of investment risk. The investment strategy is focused on a long-term total return in excess of a pure fixed income strategy with short-term volatility less than that of a pure equity strategy. To accomplish this objective, we cause assets to be invested primarily in a diversified mix of equity and fixed income investments.

The fair values of our non-U.S. pension plan assets, by asset category and by the level of fair values are as follows:

	December 31, 2012				December 31, 2011			
Asset Category	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents[1]	$ 7.6	$ 5.8	$ 1.8	$ —	$ 14.7	$ 8.2	$ 6.5	$ —
Fixed income funds[2]	404.2	—	404.2	—	360.8	—	360.8	—
Equity funds[3]	290.0	—	290.0	—	249.0	—	249.0	—
Insurance asset[4]	21.6	—	—	21.6	15.4	—	—	15.4
Other[5]	82.2	—	20.4	61.8	79.7	—	48.8	30.9
Total	$805.6	$ 5.8	$750.2	$83.4	$719.6	$ 8.2	$665.1	$46.3

(1) Short-term investment fund that invests in a collective trust that holds short-term highly liquid investments with principal preservation and daily liquidity as its primary objectives. Investments are primarily comprised of certificates of deposit, government securities, commercial paper, and time deposits.

(2) Fixed income funds that invest in a diversified portfolio primarily consisting of publicly traded government bonds, corporate bonds and mortgage-backed securities. There are no restrictions on these investments, and they are valued at the net asset value of shares held at year end.

(3) Equity funds that invest in a diversified portfolio of publicly traded domestic and international common stock, with an emphasis in European equities. There are no restrictions on these investments, and they are valued at the net asset value of shares held at year end.

(4) Represents a guaranteed insurance contract for one of our European plans. This plan asset includes company and employee contributions and accumulated interest income at a guaranteed stated interest rate and provides for benefit payments and plan expenses.

(5) The majority of these assets are invested in real estate funds and other alternative investments.

The following table shows the activity of our plan assets, which are measured at fair value using Level 3 inputs.

Balance at December 31, 2011	$46.3
Gains on assets still held at end of year	5.3
Purchases, sales, issuance and settlements	1.3
Transfers into Level 3, net	30.5
Balance at December 31, 2012	$83.4

Note 16 Other Post-Employment Benefits and Other Employee Benefit Plans

Other Postretirement Benefit Plans – Legacy Diversey

In addition to providing pension benefits, we provide for a portion of healthcare, dental, vision and life insurance benefits for certain retired legacy Diversey employees, primarily in North America. Covered employees retiring on or after attaining age 50 and who have rendered at least ten years of service are entitled to post-retirement healthcare, dental and life insurance benefits. These benefits are subject to deductibles, co-payment provisions and other limitations.

Contributions made by us, net of Medicare Part D subsidies received in the U.S., are reported below as benefits paid. We may change the benefits at any time. We have elected to amortize the transition obligation over a 20-year period. The status of these plans, including a reconciliation of benefit obligations, a reconciliation of plan assets and the funded status of the plans, follows:

	Year Ended December 31,	
	2012	2011
Change in benefit obligations:		
Benefit obligation at beginning of period	$ 71.1	$ —
Service cost	1.0	0.3
Interest cost	3.3	0.8
Plan participants' contributions	—	—
Actuarial loss	9.2	3.9
Benefits paid	(4.4)	(1.2)
Loss due to exchange rate movements	0.1	0.1
Acquisition of Diversey	—	81.2
Plan amendments	(0.4)	(14.0)
Benefit obligation at end of period	$ 79.9	$ 71.1
Change in plan assets:		
Fair value of plan assets at beginning of period	$ —	$ —
Employer contribution	4.4	1.2
Plan participants' contribution	—	—
Benefits paid	(4.4)	(1.2)
Fair value of plan assets at end of period	$ —	$ —
Net amount recognized:		
Underfunded status	$(79.9)	$(71.1)
Net amount recognized in consolidated balance sheets consists of:		
Current liability	(5.2)	(4.7)
Noncurrent liability	(74.7)	(66.4)
Net amount recognized	$(79.9)	$(71.1)
Amounts recognized in accumulated other comprehensive income consist of:		
Net actuarial loss	13.2	3.9
Prior service credit	(13.4)	(13.9)
Total	$ (0.2)	$(10.0)

The accumulated post-retirement benefit obligations were determined using a weighted-average discount rate of 3.8% at December 31, 2012 and 4.6% at December 31, 2011. The components of net periodic benefit cost for the two years ended December 31, 2012:

	2012	2011
Service cost	$ 1.0	$ 0.3
Interest cost	3.3	0.8
Amortization of net loss	—	—
Amortization of prior service credit	(0.9)	(0.1)
Curtailments, settlements and special termination benefits	—	—
Net periodic benefit cost	$ 3.4	$ 1.0

The amounts in accumulated other comprehensive (loss) income at December 31, 2012 that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows:

Actuarial loss	$ 0.3
Prior service (credit)	(1.0)
Transition (asset) obligation	—

Other Postretirement Benefit Plans – Legacy Sealed Air

We generally do not offer our employees postretirement benefits other than programs that are required by the foreign countries in which we operate. In the U.S., we offer a postretirement healthcare program that is fully funded by the participating retired employees, except as noted below. These programs are not material to our consolidated financial condition and results of operations.

Healthcare Cost Trend Rates

For the year ended December 31, 2012, healthcare cost trend rates were assumed to be 4.0% for Belgian plans, 7.5% for U.S. plans in 2013 and decreasing to 5.0% by 2018, and 7.5% for Canadian plans in 2013 decreasing to 5.0% by 2018. The assumed healthcare cost trend rate has an effect on the amounts reported for the healthcare plans. A one percentage point change on assumed healthcare cost trend rates would have the following effect for the year ended December 31, 2012:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.1	$(0.1)
Effect on post-retirement benefit obligation	2.3	(2.6)

The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan.

Expected post-retirement benefits (net of Medicare Part D subsidies) for each of the next five years and succeeding five years are as follows:

Year	Amount
2013	$ 5.3
2014	5.3
2015	5.2
2016	5.1
2017	5.1
Thereafter	25.6
Total	$51.6

Note 17 Income Taxes

The components of (loss) earnings from continuing operations before income tax provision were as follows:

	2012	2011	2010
Domestic	$(1,422.2)	$(73.6)	$ 84.0
Foreign	(449.8)	271.6	259.4
Total	$(1,872.0)	$198.0	$343.4

The components of the income tax (benefit) provision were as follows:

	2012	2011	2010
Current tax expense:			
Federal	$ (6.8)	$ 37.0	$22.1
State and local	(6.2)	5.9	5.6
Foreign	69.5	77.5	63.1
Total current	56.5	120.4	90.8
Deferred tax (benefit) expense:			
Federal	(231.2)	(54.4)	2.1
State and local	(24.8)	(5.3)	(2.1)
Foreign	(62.4)	(1.2)	(3.3)
Total deferred tax benefit	(318.4)	(60.9)	(3.3)
Total (benefit) provision	$(261.9)	$ 59.5	$87.5

Deferred tax assets (liabilities) consist of the following:

	December 31, 2012	December 31, 2011
Settlement agreement and related accrued interest[(1)]	$ 442.3	$ 383.8
Restructuring reserves	8.7	10.8
Accruals not yet deductible for tax purposes	74.1	67.5
Net operating loss carry forwards	132.6	124.5
Foreign, federal and state credits and investment tax allowances	53.2	130.2
Employee benefit items	129.7	125.9
Other	13.2	0.3
Gross deferred tax assets	853.8	843.0
Valuation allowance	(200.0)	(219.1)
Total deferred tax assets	653.8	623.9
Depreciation and amortization	(68.1)	(72.3)
Unremitted foreign earnings	(135.2)	(149.8)
Intangibles	(274.5)	(573.3)
Other	(10.0)	(15.7)
Total deferred tax liabilities	(487.8)	(811.1)
Net deferred tax assets (liabilities)	$ 166.0	$(187.2)

(1) This deferred tax asset reflects the cash portion of the Settlement agreement and related accrued interest and the fair market value of 18 million shares of our common stock at a post-split price of $17.86 per share based on the price when the Settlement agreement was reached in 2002. However, the value of this deferred tax asset will depend on the price of our common stock at the time it is issued under the Settlement agreement. See Note 18, "Commitments and Contingencies," for further discussion.

In assessing the need for a valuation allowance, we estimate future taxable earnings, with consideration for the feasibility of ongoing planning strategies and the realizability of tax benefit carry forwards and past operating results, to determine which deferred tax assets are more likely than not to be realized in the future. Changes to tax laws, statutory tax rates and future taxable earnings can have an impact on valuation allowances related to deferred tax assets.

The increase in net deferred tax assets (a change from a net deferred tax liability) is primarily attributable to the impairment of certain indefinite lived intangibles, primarily trademarks, related to the acquisition of Diversey. We also decreased our unrecognized benefits with respect to our deferred tax asset for the Settlement agreement (increasing our net asset) and this increase was largely offset by increases in our valuation allowance. We also used a significant amount of foreign tax credits in connection with our sale of Diversey Japan, which decrease was also largely offset by a decrease in our valuation allowance. We had losses in the U.S. and various other foreign jurisdictions and increased our valuation allowance with respect to our net operating loss carry forwards at various foreign subsidiaries.

Based upon anticipated future results, we have concluded that it is more likely than not that we will realize the $654 million balance of deferred tax assets at December 31, 2012, net of the valuation allowance of $200 million. The valuation allowance primarily relates to the uncertainty of utilizing the following deferred tax assets: $408 million of foreign net operating loss carryforwards, or $70 million on a tax-effected basis, $31 million of foreign and federal tax credits and investment allowances, $1.0 billion of state net operating loss carry forwards, or $43 million on a tax-effected basis, $14 million of state tax credits and $41 million of benefits with respect to the Settlement agreement. For the year ended December 31, 2012, the valuation allowance decreased by $19 million, due to the use of foreign tax credits in connection with the sale of Diversey Japan, offset by an increase with respect to foreign net operating losses and our allowance with respect to the Settlement agreement. For the year ended December 31, 2011, the valuation allowance increased by $176 million primarily due to $162 million related to the acquisition of Diversey, $3 million that was charged to the income tax provision and $11 million resulting from a net increase to deferred tax assets with a 100% valuation allowance. For the year ended December 31, 2010, the valuation allowance decreased by $4 million, which reduced the income tax provision.

As of December 31, 2012, we have foreign net operating loss carryforwards totaling $408 million that expire during the following calendar years (in millions): 2013 - $8; 2014 - $6; 2015 - $18; 2016 - $15; 2017 - $14; 2018 and beyond - $98; and no expiration - $249. The state net operating loss carryforwards totaling $1.0 billion expire in various amounts over one to 20 years.

As of December 31, 2012, we have foreign and federal foreign tax credit carryforwards and investment allowances totaling $39 million that expire during the following calendar years (in millions): 2013 - $1; 2017 - $1; 2018 and beyond - $22; and no expiration - $15. The state tax credit carryforwards, totaling $14 million, expire in various amounts over one to 20 years.

Net deferred income taxes (credited) charged to stockholders' equity were $(25) million in 2012, $6 million in 2011 and $(5) million in 2010.

The U.S. federal statutory corporate tax rate reconciles to our effective income tax rate as follows:

	2012	2011	2010
Statutory U.S. federal tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	(0.7)	0.4	0.6
Foreign earnings taxed at lower effective rates	(0.6)	(7.5)	(9.2)
Nondeductible acquisition costs	—	2.7	—
U.S. domestic manufacturing deduction	—	(2.6)	(1.1)
Impairment	(20.2)		
Net change in unrecognized tax benefits	2.0	0.4	—
Other	(1.5)	1.6	0.2
Effective income tax rate	14.0%	30.0%	25.5%

Unrecognized Tax Benefits

We are providing the following disclosures related to our unrecognized tax benefits and the effect on our effective income tax rate if recognized:

	Gross	Net
Unrecognized tax benefits at January 1, 2012	$254.5	$246.7
Additions relating to the acquisition of Diversey	15.5	12.5
Additions for tax positions of current year	23.5	23.5
Additions for tax positions of prior years	2.9	2.5
Reductions for tax positions of prior years	(63.2)	(55.7)
Unrecognized tax benefits at December 31, 2012	$233.2	$229.5

In 2012, we reduced our unrecognized tax benefit by $56 million, primarily with respect to the Settlement agreement. The reduction with respect to our Settlement Agreement is a result of a reassessment of our unrecognized tax benefit position primarily due to our tax situation in the United States following the Diversey acquisition. Substantially all of this reduction was offset by required increases in our valuation allowances so that the net change did not have a material effect on our operating results or financial position.

If the unrecognized tax benefits at December 31, 2012 were recognized, our income tax provision would decrease by $187 million, resulting in a substantially lower effective tax rate. It is reasonably possible that within the next 12 months our unrecognized tax benefit position will decrease by approximately $46 million, including the recognition of a portion of the unrecognized tax benefits relating to the Settlement agreement. As described in Note 18, "Commitments and Contingencies," in 2012 the courts have taken various actions with respect to the PI Settlement Plan and we do not know whether or when a final plan of reorganization will become effective.

We recognize interest and penalties related to unrecognized tax benefits in income tax provision on the consolidated statements of operations. We had a liability of approximately $32 million (of which $15 million represents penalties) at January 1, 2012 and a liability of $28 million (of which $14 million represents penalties) at December 31, 2012 for the payment of interest and penalties (before any tax benefit). In 2012, interest and penalties of $3 million (gross) ($3 million (net)) were recognized in connection with the related tax accruals for uncertainties in prior years. In addition, interest and penalties of $9 million (gross) ($7 million (net)) were reversed in connection with the related tax accruals for uncertainties in prior years.

Income Tax Returns

The Internal Revenue Service (the "Service") has concluded its examination of the legacy Sealed Air U.S. federal income tax returns for all years through 2006. Examination of legacy Diversey U.S. federal income tax returns has also been substantially completed through 2006, but the Service could challenge the Diversey U.S. income tax losses carried forward to subsequent periods. The Service is currently auditing the 2007 and 2010 consolidated U.S. federal income tax returns of legacy Sealed Air and the 2009 and 2010 consolidated U.S. federal income tax returns of legacy Diversey.

State income tax returns are generally subject to examination for a period of three to five years after their filing date. We have various state income tax returns in the process of examination.

Income tax returns in foreign jurisdictions have statutes of limitations generally ranging from three to five years after their filing date and except where still under examination or where we are litigating, we have generally concluded all other income tax matters globally for years through 2005. Our foreign income tax returns are under examination in various jurisdictions in which we conduct business and we are litigating certain issues in several jurisdictions.

Note 18 Commitments and Contingencies

Cryovac Transaction Commitments and Contingencies

Settlement Agreement and Related Costs

On November 27, 2002, we reached an agreement in principle with the Committees appointed to represent asbestos claimants in the bankruptcy case of W. R. Grace & Co., known as Grace, to resolve all current and future asbestos-related claims made against the Company and our affiliates in connection with the Cryovac transaction described below (as memorialized by the parties in the Settlement agreement and as approved by the Bankruptcy Court, the "Settlement agreement"). The Settlement agreement will also resolve the fraudulent transfer claims and successor liability claims, as well as indemnification claims by Fresenius Medical Care Holdings, Inc. and affiliated companies, in connection with the Cryovac transaction. On December 3, 2002, our Board of Directors approved the agreement in principle. We received notice that both of the Committees had approved the agreement in principle as of December 5, 2002. The parties subsequently signed the definitive Settlement agreement as of November 10, 2003 consistent with the terms of the agreement in principle. For a description of the Cryovac transaction, asbestos-related claims and the parties involved, see "Cryovac Transaction,", "Discussion of Cryovac Transaction Commitments and Contingencies," "Fresenius Claims," "Canadian Claims" and "Additional Matters Related to the Cryovac Transaction" below.

We recorded a pre-tax charge of approximately $850 million as a result of the Settlement agreement on our consolidated statement of operations for the year ended December 31, 2002. The charge consisted of the following items:

- a charge of $513 million covering a cash payment that we will be required to make under the Settlement agreement upon the effectiveness of an appropriate plan of reorganization in the Grace bankruptcy. Because we cannot predict when a plan of reorganization may become effective, we recorded this liability as a current liability on our consolidated balance sheet at December 31, 2002. Under the terms of the Settlement agreement, this amount accrues interest at a 5.5% annual rate from December 21, 2002 to the date of payment. We have recorded this interest in interest expense on our consolidated statements of operations and in Settlement agreement and related accrued interest on our consolidated balance sheets. The accrued interest, which is compounded annually, was $364 million at December 31, 2012 and $319 million at December 31, 2011.
- a non-cash charge of $322 million representing the fair market value at the date we recorded the charge of nine million shares of Sealed Air common stock that we expect to issue under the Settlement agreement upon the effectiveness of an appropriate plan of reorganization in the Grace bankruptcy, which was adjusted to eighteen million shares due to our two-for-one stock split in March 2007. These shares are subject to customary anti-dilution provisions that adjust for the effects of stock splits, stock dividends and other events affecting our common stock. The fair market value of our common stock was $35.72 per pre-split share ($17.86 post-split) as of the close of business on December 5, 2002. We recorded this amount on our consolidated balance sheet at December 31, 2002 as follows: $0.9 million representing the aggregate par value of these shares of common stock reserved for issuance related to the Settlement agreement, and the remaining $321 million, representing the excess of the aggregate fair market value over the aggregate par value of these common shares, in additional paid-in capital.
- $16 million of legal and related fees as of December 31, 2002.

Cryovac Transaction

On March 31, 1998, we completed a multi-step transaction that brought the Cryovac packaging business and the former Sealed Air Corporation's business under the common ownership of the Company. These businesses operate as subsidiaries of the Company, and the Company acts as a holding company. As part of that transaction, the parties separated the Cryovac packaging business, which previously had been held by various direct and indirect subsidiaries of the Company, from the remaining businesses previously held by the Company. The parties then arranged for the contribution of these remaining businesses to a company now known as W. R. Grace & Co., and the Company distributed the Grace shares to the Company's stockholders. As a result, W. R. Grace & Co. became a separate publicly owned company. The Company recapitalized its outstanding shares of common stock into a new common stock and a new convertible preferred stock. A subsidiary of the Company then merged into the former Sealed Air Corporation, which became a subsidiary of the Company and changed its name to Sealed Air Corporation (US).

Discussion of Cryovac Transaction Commitments and Contingencies

In connection with the Cryovac transaction, Grace and its subsidiaries retained all liabilities arising out of their operations before the Cryovac transaction, whether accruing or occurring before or after the Cryovac transaction, other than liabilities arising from or relating to Cryovac's operations. Among the liabilities retained by Grace are liabilities relating to asbestos-containing products previously manufactured or sold by Grace's subsidiaries prior to the Cryovac transaction, including its primary U.S. operating subsidiary, W. R. Grace & Co.-Conn., which has operated for decades and has been a subsidiary of Grace since the Cryovac transaction. The Cryovac transaction agreements provided that, should any claimant seek to hold the Company or any of its subsidiaries responsible for liabilities retained by Grace or its subsidiaries, including the asbestos-related liabilities, Grace and its subsidiaries would indemnify and defend us.

Since the beginning of 2000, we have been served with a number of lawsuits alleging that, as a result of the Cryovac transaction, we are responsible for alleged asbestos liabilities of Grace and its subsidiaries, some of which were also named as co-defendants in some of these actions. Among these lawsuits are several purported class actions and a number of personal injury lawsuits. Some plaintiffs seek damages for personal injury or wrongful death, while others seek medical monitoring, environmental remediation or remedies related to an attic insulation product. Neither the former Sealed Air Corporation nor Cryovac, Inc. ever produced or sold any of the asbestos-containing materials that are the subjects of these cases. None of these cases has reached resolution through judgment, settlement or otherwise. As discussed below, Grace's Chapter 11 bankruptcy proceeding has stayed all of these cases.

While the allegations in these actions directed to us vary, these actions all appear to allege that the transfer of the Cryovac business as part of the Cryovac transaction was a fraudulent transfer or gave rise to successor liability. Under a theory of successor liability, plaintiffs with claims against Grace and its subsidiaries may attempt to hold us liable for liabilities that arose with respect to activities conducted prior to the Cryovac transaction by W. R. Grace & Co. — Conn. or other Grace subsidiaries. A transfer would be a fraudulent transfer if the transferor received less than reasonably equivalent value and the transferor was insolvent or was rendered insolvent by the transfer, was engaged or was about to engage in a business for which its assets constitute unreasonably small capital, or intended to incur or believed that it would incur debts beyond its ability to pay as they mature. A transfer may also be fraudulent if it was made with actual intent to hinder, delay or defraud creditors. If a court found any transfers in connection with the Cryovac transaction to be fraudulent transfers, we could be required to return the property or its value to the transferor or could be required to fund liabilities of Grace or its subsidiaries for the benefit of their creditors, including asbestos claimants. We have reached an agreement in principle and subsequently signed the Settlement agreement, described below, that is expected to resolve all these claims.

In the Joint Proxy Statement furnished to their respective stockholders in connection with the Cryovac transaction, both parties to the transaction stated that it was their belief that Grace and its subsidiaries were adequately capitalized and would be adequately capitalized after the Cryovac transaction and that none of the transfers contemplated to occur in the Cryovac transaction would be a fraudulent transfer. They also stated their belief that the Cryovac transaction complied with other relevant laws. However, if a court applying the relevant legal standards had reached conclusions adverse to us, these determinations could have had a materially adverse effect on our consolidated financial condition and results of operations.

On April 2, 2001, Grace and a number of its subsidiaries filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court in the District of Delaware (the "Bankruptcy Court"). Grace stated that the filing was made in response to a sharply increasing number of asbestos claims since 1999.

In connection with its Chapter 11 filing, Grace filed an application with the Bankruptcy Court seeking to stay, among others, all actions brought against the Company and specified subsidiaries related to alleged asbestos liabilities of Grace and its subsidiaries or alleging fraudulent transfer claims. The court issued an order dated May 3, 2001, which was modified on January 22, 2002, under which the court stayed all the filed or pending asbestos actions against us and, upon filing and service on us, all future asbestos actions. No further proceedings involving us can occur in the actions that have been stayed except upon further order of the Bankruptcy Court.

Committees appointed to represent asbestos claimants in Grace's bankruptcy case received the court's permission to pursue fraudulent transfer and other claims against the Company and its subsidiary Cryovac, Inc., and against Fresenius, as discussed below. The claims against Fresenius are based upon a 1996 transaction between Fresenius and W. R. Grace & Co. — Conn. Fresenius is not affiliated with us. In March 2002, the court ordered that the issues of the solvency of Grace following the Cryovac transaction and whether Grace received reasonably equivalent value in the Cryovac transaction would be tried on behalf of all of Grace's creditors. This proceeding was brought in the U.S. District Court for the District of Delaware (the "District Court") (Adv. No. 02-02210).

In June 2002, the court permitted the U.S. government to intervene as a plaintiff in the fraudulent transfer proceeding, so that the U.S. government could pursue allegations that environmental remediation expenses were underestimated or omitted in the solvency analyses of Grace conducted at the time of the Cryovac transaction. The court also permitted Grace, which asserted that the Cryovac transaction was not a fraudulent transfer, to intervene in the proceeding. In July 2002, the court issued an interim ruling on the legal standards to be applied in the trial, holding, among other things, that, subject to specified limitations, post-1998 claims should be considered in the solvency analysis of Grace. We believe that only claims and liabilities that were known, or reasonably should have been known, at the time of the 1998 Cryovac transaction should be considered under the applicable standard.

With the fraudulent transfer trial set to commence on December 9, 2002, on November 27, 2002, we reached an agreement in principle with the Committees prosecuting the claims against the Company and Cryovac, Inc., to resolve all current and future asbestos-related claims arising from the Cryovac transaction. On the same day, the court entered an order confirming that the parties had reached an amicable resolution of the disputes among the parties and that counsel for us and the Committees had agreed and bound the parties to the terms of the agreement in principle. As discussed above, the agreement in principle called for payment of nine million shares of our common stock and $513 million in cash, plus interest on the cash payment at a 5.5% annual rate starting on December 21, 2002 and ending on the effective date of an appropriate plan of reorganization in the Grace bankruptcy, when we are required to make the payment. These shares are subject to customary anti-dilution provisions that adjust for the effects of stock splits, stock dividends and other events affecting our common stock, and as a result, the number of shares of our common stock that we will issue increased to eighteen million shares upon the two-for-one stock split in March 2007. On December 3, 2002, the Company's Board of Directors approved the agreement in principle. We received notice that both of the Committees had approved the agreement in principle as of December 5, 2002. The parties subsequently signed the definitive Settlement agreement as of November 10, 2003 consistent with the terms of the agreement in principle. On November 26, 2003, the parties jointly presented the definitive Settlement agreement to the District Court for approval. On Grace's motion to the District Court, that court transferred the motion to approve the Settlement agreement to the Bankruptcy Court for disposition.

On June 27, 2005, the Bankruptcy Court signed an order approving the Settlement agreement. Although Grace is not a party to the Settlement agreement, under the terms of the order, Grace is directed to comply with the Settlement agreement subject to limited exceptions. The order also provides that the Court will retain jurisdiction over any dispute involving the interpretation or enforcement of the terms and provisions of the Settlement agreement. We expect that the Settlement agreement will become effective upon Grace's emergence from bankruptcy pursuant to a plan of reorganization that is consistent with the terms of the Settlement agreement.

On June 8, 2004, we filed a motion with the District Court, where the fraudulent transfer trial was pending, requesting that the court vacate the July 2002 interim ruling on the legal standards to be applied relating to the fraudulent transfer claims against us. We were not challenging the Settlement agreement. The motion was filed as a protective measure in the event that the Settlement agreement is ultimately not approved or implemented; however, we still expect that the Settlement agreement will become effective upon Grace's emergence from bankruptcy with a plan of reorganization that is consistent with the terms of the Settlement agreement.

On July 11, 2005, the Bankruptcy Court entered an order closing the proceeding brought in 2002 by the committees appointed to represent asbestos claimants in the Grace bankruptcy proceeding against us without prejudice to our right to reopen the matter and renew in our sole discretion our motion to vacate the July 2002 interim ruling on the legal standards to be applied relating to the fraudulent transfer claims against us.

As a condition to our obligation to make the payments required by the Settlement agreement, any final plan of reorganization must be consistent with the terms of the Settlement agreement, including provisions for the trusts and releases referred to below and for an injunction barring the prosecution of any asbestos-related claims against us. The Settlement agreement provides that, upon the effective date of the final plan of reorganization and payment of the shares and cash, all present and future asbestos-related claims against us that arise from alleged asbestos liabilities of Grace and its affiliates (including former affiliates that became our affiliates through the Cryovac transaction) will be channeled to and become the responsibility of one or more trusts to be established under Section 524(g) of the Bankruptcy Code as part of a final plan of reorganization in the Grace bankruptcy. The Settlement agreement will also resolve all fraudulent transfer claims against us arising from the Cryovac transaction as well as the Fresenius claims described below. The Settlement agreement provides that we will receive releases of all those claims upon payment. Under the agreement, we cannot seek indemnity from Grace for our payments required by the Settlement agreement. The order approving the Settlement agreement also provides that the stay of proceedings involving us described above will continue through the effective date of the final plan of reorganization, after which, upon implementation of the Settlement agreement, we will be released from the liabilities asserted in those proceedings and their continued prosecution against us will be enjoined.

In January 2005, Grace filed a proposed plan of reorganization (the "Grace Plan") with the Bankruptcy Court. There were a number of objections filed. The Official Committee of Asbestos Personal Injury Claimants (the "ACC") and the Asbestos PI Future Claimants' Representative (the "PI FCR") filed their proposed plan of reorganization (the "Claimants' Plan") with the Bankruptcy Court in November 2007. On April 7, 2008, Grace issued a press release announcing that Grace, the ACC, the PI FCR, and the Official Committee of Equity Security Holders (the "Equity Committee") had reached an agreement in principle to settle all present and future asbestos-related personal injury claims against Grace (the "PI Settlement") and disclosed a term sheet outlining certain terms of the PI Settlement and for a contemplated plan of reorganization that would incorporate the PI Settlement (as filed and amended from time to time, the "PI Settlement Plan").

On September 19, 2008, Grace, the ACC, the PI FCR, and the Equity Committee filed, as co-proponents, the PI Settlement Plan and several exhibits and associated documents, including a disclosure statement (as filed and amended from time to time, the "PI Settlement Disclosure Statement"), with the Bankruptcy Court. Amended versions of the PI Settlement Plan and the PI Settlement Disclosure Statement have been filed with the Bankruptcy Court from time to time. The PI Settlement Plan, which supersedes each of the Grace Plan and the Claimants' Plan, remains pending and has not become effective. The committee representing general unsecured creditors and the Official Committee of Asbestos Property Damage Claimants are not co-proponents of the PI Settlement Plan. As filed, the PI Settlement Plan would provide for the establishment of two asbestos trusts under Section 524(g) of the United States Bankruptcy Code to which present and future asbestos-related claims would be channeled. The PI Settlement Plan also contemplates that the terms of the Settlement agreement will be incorporated into the PI Settlement Plan and that we will pay the amount contemplated by the Settlement agreement. On March 9, 2009, the Bankruptcy Court entered an order approving the PI Settlement Disclosure Statement (the "DS Order") as containing adequate information and authorizing Grace to solicit votes to accept or reject the PI Settlement Plan, all as more fully described in the order. The DS Order did not constitute the Bankruptcy Court's confirmation of the PI Settlement Plan, approval of the merits of the PI Settlement Plan, or endorsement of the PI Settlement Plan. In connection with the plan voting process in the Grace bankruptcy case, we voted in favor of the PI Settlement Plan that was before the Bankruptcy Court. We will continue to review any amendments to the PI Settlement Plan on an ongoing basis to verify compliance with the Settlement agreement.

On June 8, 2009, a senior manager with the voting agent appointed in the Grace bankruptcy case filed a declaration with the Bankruptcy Court certifying the voting results with respect to the PI Settlement Plan. This declaration was amended on August 5, 2009 (as amended, the "Voting Declaration"). According to the Voting Declaration, with respect to each class of claims designated as impaired by Grace, the PI Settlement Plan was approved by holders of at least two-thirds in amount and more than one-half in number (or for classes voting for purposes of Section 524(g) of the Bankruptcy Code, at least 75% in number) of voted claims. The Voting Declaration also discusses the voting results with respect to holders of general unsecured claims ("GUCs") against Grace, whose votes were provisionally solicited and counted subject to a determination by the Bankruptcy Court of whether GUCs are impaired (and, thus, entitled to vote) or, as Grace contends, unimpaired (and, thus, not entitled to vote). According to the Voting Declaration, more than one half of voting holders of

GUCs voted to accept the PI Settlement Plan, but the provisional vote did not obtain the requisite two-thirds dollar amount to be deemed an accepting class in the event that GUCs are determined to be impaired. To the extent that GUCs are determined to be an impaired non-accepting class, Grace and the other plan proponents have indicated that they would nevertheless seek confirmation of the PI Settlement Plan under the "cram down" provisions contained in Section 1129(b) of the Bankruptcy Code.

On January 31, 2011, the Bankruptcy Court entered a memorandum opinion (as amended, the "Bankruptcy Court Opinion") overruling certain objections to the PI Settlement Plan and finding, among other things, that GUCs are not impaired under the PI Settlement Plan. On the same date, the Bankruptcy Court entered an order regarding confirmation of the PI Settlement Plan (as amended, the "Bankruptcy Court Confirmation Order"). As entered on January 31, 2011, the Bankruptcy Court Confirmation Order contained recommended findings of fact and conclusions of law, and recommended that the District Court approve the Bankruptcy Court Confirmation Order, and that the District Court confirm the PI Settlement Plan and issue a channeling injunction under Section 524(g) of the Bankruptcy Code. Thereafter, on February 15, 2011, the Bankruptcy Court issued an order clarifying the Bankruptcy Court Opinion and the Bankruptcy Court Confirmation Order (the "Clarifying Order"). Among other things, the Clarifying Order provided that any references in the Bankruptcy Court Opinion and the Bankruptcy Court Confirmation Order to a recommendation that the District Court confirm the PI Settlement Plan were thereby amended to make clear that the PI Settlement Plan was confirmed and that the Bankruptcy Court was requesting that the District Court issue and affirm the Bankruptcy Court Confirmation Order including the injunction under Section 524(g) of the Bankruptcy Code. On March 11, 2011, the Bankruptcy Court entered an order granting in part and denying in part a motion to reconsider the Bankruptcy Court Opinion filed by BNSF Railway Company (the "March 11 Order"). Among other things, the March 11 Order amended the Bankruptcy Court Opinion to clarify certain matters relating to objections to the PI Settlement Plan filed by BNSF.

Various parties appealed or otherwise challenged the Bankruptcy Court Opinion and the Bankruptcy Court Confirmation Order, including without limitation with respect to issues relating to releases and injunctions contained in the PI Settlement Plan. On June 28 and 29, 2011, the District Court heard oral arguments in connection with appeals of the Bankruptcy Court Opinion and the Bankruptcy Court Confirmation Order.

On January 30, 2012, the District Court issued a memorandum opinion (the "Original District Court Opinion") and confirmation order (the "Original District Court Confirmation Order") overruling all objections to the PI Settlement Plan and confirming the PI Settlement Plan in its entirety (including the issuance of the injunction under Section 524(g) of the Bankruptcy Code). On February 3, 2012, Garlock Sealing Technologies LLC ("Garlock") filed a motion (the "Garlock Reargument Motion") with the District Court requesting that the District Court grant reargument, rehearing, or otherwise amend the Original District Court Opinion and the Original District Court Confirmation Order insofar as they overruled Garlock's objections to the PI Settlement Plan. On February 13, 2012, the Company, Cryovac, and Fresenius Medical Care Holdings, Inc. filed a joint motion (the "Sealed Air/Fresenius Motion") with the District Court. The Sealed Air/Fresenius Motion did not seek to disturb confirmation of the PI Settlement Plan but requested that the District Court amend and clarify certain matters in the Original District Court Opinion and the Original District Court Confirmation Order. Also on February 13, 2012, Grace and the other proponents of the PI Settlement Plan filed a motion (the "Plan Proponents' Motion") with the District Court requesting certain of the same amendments and clarifications sought by the Sealed Air/Fresenius Motion. On February 27, 2012, certain asbestos claimants known as the "Libby Claimants" filed a response to the Sealed Air/Fresenius Motion and the Plan Proponents' Motion (the "Libby Response"). The Libby Response did not oppose the Sealed Air/Fresenius Motion or the Plan Proponents' Motion but indicated, among other things, that: (a) the Libby Claimants had reached a settlement in principle of their objections to the PI Settlement Plan but that this settlement had not become effective and (b) the Libby Claimants reserved their rights with respect to the PI Settlement Plan pending the effectiveness of the Libby Claimants' settlement. On April 20, 2012, as part of a more global settlement, Grace filed a motion with the Bankruptcy Court seeking, among other things, approval of settlements with the Libby Claimants and BNSF. The settlements with the Libby Claimants and BNSF were approved by order of the Bankruptcy Court dated June 6, 2012. Thereafter, the appeals of the Libby Claimants and BNSF with respect to the PI Settlement

Plan were dismissed by orders of the United States Court of Appeals for the Third Circuit (the "Third Circuit Court of Appeals") dated September 24, 2012 and October 4, 2012. The District Court held a hearing on May 8, 2012, to consider the Garlock Reargument Motion. On May 29, 2012, Anderson Memorial Hospital ("Anderson Memorial") filed a motion seeking relief from, and reconsideration of, the Original District Court Opinion and the Original District Court Confirmation Order (the "Anderson Relief Motion"). In the Anderson Relief Motion, Anderson Memorial argued that a May 18, 2012, decision by the Third Circuit Court of Appeals in a case called Wright v. Owens-Corning undermined the District Court's conclusion that (a) the PI Settlement Plan was feasible and (b) the asbestos property damage injunction and trust included in the PI Settlement Plan were appropriate. Objections to the Anderson Relief Motion were filed by Grace and the other proponents of the PI Settlement Plan, and by the representative of future asbestos property damage claimants appointed in the Grace bankruptcy proceedings. On June 11, 2012, the District Court entered a consolidated order (the "Consolidated Order") granting the Sealed Air/Fresenius Motion, the Plan Proponents' Motion, and the Garlock Reargument Motion, and providing for amendments to the Original District Court Opinion and the Original District Court Confirmation Order. Although the Consolidated Order granted the Garlock Reargument Motion, it did not constitute the District Court's agreement with Garlock's objections to the PI Settlement Plan, which the District Court continued to overrule. Also on June 11, 2012, the District Court entered an amended memorandum opinion (the "Amended District Court Opinion") and confirmation order (the "Amended District Court Confirmation Order") overruling all objections to the PI Settlement Plan, reflecting amendments described in the Consolidated Order, and confirming the PI Settlement Plan in its entirety (including the issuance of the injunction under Section 524(g) of the Bankruptcy Code). Thereafter, on July 23, 2012, the District Court issued a memorandum opinion and an order denying the Anderson Relief Motion.

Parties have appealed the Amended District Court Opinion and the Amended District Court Confirmation Order to the Third Circuit Court of Appeals. Parties have filed briefs in connection with the appeals but the Third Circuit Court of Appeals has not scheduled any hearing for oral argument with respect to the appeals and it is uncertain whether any such hearing will be scheduled or, if scheduled, the timing for such a hearing. Although Grace publicly indicated its intent to seek to emerge from bankruptcy before the appeals are fully and finally resolved, it subsequently indicated that it was not able to receive the necessary consents and waivers to do so, including from the Company. Although Grace has in the past indicated that, with an appeals process before the Third Circuit Court of Appeals, its target date to emerge from bankruptcy was the fourth quarter of 2013, we cannot assure you that this timing for emergence is or will be correct or that the target date for Grace's emergence has not been or will not be revised.

Consistent with our Settlement agreement, we are prepared to pay the Settlement amount directly to the asbestos trusts to be established under section 524(g) of the Bankruptcy Code once the conditions of the Settlement agreement are fully satisfied. Among those conditions is that approval of an appropriate Grace bankruptcy plan — containing all releases, injunctions, and protections required by the Settlement agreement — be final and not subject to any appeal. Given the pending appeals (which include, without limitation, challenges to the injunctions and releases in the PI Settlement Plan), the condition that approval of the PI Settlement Plan be final and not subject to any appeal has not been satisfied at this time. The Company has not waived this or any other condition of the Settlement agreement nor can there be any assurance that each of the parties whose consent or waiver is required for Grace to emerge from bankruptcy while the appeals are pending will provide such consent or waiver. Although we are optimistic that, if it were to become effective, the PI Settlement Plan would implement the terms of the Settlement agreement, we can give no assurance that this will be the case notwithstanding the confirmation of the PI Settlement Plan by the Bankruptcy Court and the District Court. The terms of the PI Settlement Plan remain subject to amendment. Moreover, the PI Settlement Plan is subject to the satisfaction of a number of conditions which are more fully set forth in the PI Settlement Plan and include, without limitation, the availability of exit financing and the approval of the PI Settlement Plan becoming final and no longer subject to appeal. As noted, parties have appealed the Amended District Court Confirmation Order to the Third Circuit Court of Appeals or have otherwise challenged the Amended District Court Opinion and the Amended District Court Confirmation Order. Matters relating to the PI Settlement Plan, the Bankruptcy and Amended District Court Opinions, and the Bankruptcy and Amended District Court Confirmation Orders may be subject to further appeal, challenge, and proceedings before the District Court, the Third Circuit Court of Appeals, or other courts. Parties have challenged various issues with respect to the PI Settlement Plan, the Bankruptcy and Amended District Court Opinions, or the Bankruptcy and Amended District Court Confirmation Orders, including, without limitation, issues relating to releases and injunctions contained in the PI Settlement Plan.

While the Bankruptcy Court and the District Court have confirmed the PI Settlement Plan, we do not know whether or when the Third Circuit Court of Appeals will affirm the Amended District Court Confirmation Order or the Amended District Court Opinion, whether or when the Bankruptcy and Amended District Court Opinions or the Bankruptcy and Amended District Court Confirmation Orders will become final and no longer subject to appeal, or whether or when a final plan of reorganization (whether the PI Settlement Plan or another plan of reorganization) will become effective. Assuming that a final plan of reorganization (whether the PI Settlement Plan or another plan of reorganization) is confirmed by the Bankruptcy Court and the District Court, and does become effective, we do not know whether the final plan of reorganization will be consistent with the terms of the Settlement agreement or if the other conditions to our obligation to pay the Settlement agreement amount will be met. If these conditions are not satisfied or not waived by us, we will not be obligated to pay the amount contemplated by the Settlement agreement. However, if we do not pay the Settlement agreement amount, we will not be released from the various asbestos related, fraudulent transfer, successor liability, and indemnification claims made against us and all of these claims would remain pending and would have to be resolved through other means, such as through agreement on alternative settlement terms or trials. In that case, we could face liabilities that are significantly different from our obligations under the Settlement agreement. We cannot estimate at this time what those differences or their magnitude may be. In the event these liabilities are materially larger than the current existing obligations, they could have a material adverse effect on our consolidated financial condition and results of operations. We will continue to review and monitor the progress of the Grace bankruptcy proceedings (including appeals and other proceedings relating to the PI Settlement Plan, the Bankruptcy and Amended District Court Opinions, and the Bankruptcy and Amended District Court Confirmation Orders), as well as any amendments or changes to the PI Settlement Plan or to Bankruptcy and Amended District Court Opinions and Confirmation Orders, to verify compliance with the Settlement agreement.

Fresenius Claims

In January 2002, we filed a declaratory judgment action against Fresenius Medical Care Holdings, Inc., its parent, Fresenius AG, a German company, and specified affiliates in New York State court asking the court to resolve a contract dispute between the parties. The Fresenius parties contended that we were obligated to indemnify them for liabilities that they might incur as a result of the 1996 Fresenius transaction mentioned above. The Fresenius parties' contention was based on their interpretation of the agreements between them and W. R. Grace & Co. — Conn. in connection with the 1996 Fresenius transaction. In February 2002, the Fresenius parties announced that they had accrued a charge of $172 million for these potential liabilities, which included pre-transaction tax liabilities of Grace and the costs of defense of litigation arising from Grace's Chapter 11 filing. We believe that we were not responsible to indemnify the Fresenius parties under the 1996 agreements and filed the action to proceed to a resolution of the Fresenius parties' claims. In April 2002, the Fresenius parties filed a motion to dismiss the action and for entry of declaratory relief in its favor. We opposed the motion, and in July 2003, the court denied the motion without prejudice in view of the November 27, 2002 agreement in principle referred to above. As noted above, under the Settlement agreement, we and the Fresenius parties will exchange mutual releases, which will release us from any and all claims related to the 1996 Fresenius transaction.

Canadian Claims

In November 2004, the Company's Canadian subsidiary Sealed Air (Canada) Co./Cie learned that it had been named a defendant in the case of *Thundersky v. The Attorney General of Canada, et al.* (File No. CI04-01-39818), pending in the Manitoba Court of Queen's Bench. Grace and W. R. Grace & Co. — Conn. are also named as defendants. The plaintiff brought the claim as a putative class proceeding and seeks recovery for alleged injuries suffered by any Canadian resident, other than in the course of employment, as a result of Grace's marketing, selling, processing, manufacturing, distributing and/or delivering asbestos or asbestos-containing products in Canada prior to the Cryovac Transaction. A plaintiff filed another proceeding in January 2005 in the Manitoba Court of Queen's Bench naming the Company and specified subsidiaries as defendants. The latter proceeding, *Her Majesty the Queen in Right of the Province of Manitoba v. The Attorney General of Canada, et al.* (File No. CI05-01-41069), seeks the recovery of the cost of insured health services allegedly provided by the Government of Manitoba to the members of the class of plaintiffs in the *Thundersky* proceeding. In October 2005, we learned that six additional putative class proceedings had been brought in various provincial and federal courts in Canada seeking recovery from the Company and its subsidiaries Cryovac, Inc. and Sealed Air (Canada) Co./Cie, as well as other defendants including W. R. Grace & Co. and W. R. Grace & Co. — Conn., for alleged injuries suffered by any Canadian resident, other than in the course of employment (except with respect to one of these six claims), as a result of Grace's marketing, selling, manufacturing, processing, distributing and/or delivering asbestos or asbestos-containing products in Canada prior to the Cryovac transaction. Grace and W. R. Grace & Co. — Conn. have agreed to defend, indemnify and hold harmless the Company and its affiliates in respect of any liability and expense, including legal fees and costs, in these actions.

In April 2001, Grace Canada, Inc. had obtained an order of the Superior Court of Justice, Commercial List, Toronto (the "Canadian Court"), recognizing the Chapter 11 actions in the United States of America involving Grace Canada, Inc.'s U.S. parent corporation and other affiliates of Grace Canada, Inc., and enjoining all new actions and staying all current proceedings against Grace Canada, Inc. related to asbestos under the Companies' Creditors Arrangement Act. That order has been renewed repeatedly. In November 2005, upon motion by Grace Canada, Inc., the Canadian Court ordered an extension of the injunction and stay to actions involving asbestos against the Company and its Canadian affiliate and the Attorney General of Canada, which had the effect of staying all of the Canadian actions referred to above. The parties finalized a global settlement of these Canadian actions (except for claims against the Canadian government). That settlement, which has subsequently been amended (the "Canadian Settlement"), will be entirely funded by Grace. The Canadian Court issued an Order on December 13, 2009 approving the Canadian Settlement. We do not have any positive obligations under the Canadian Settlement, but we are a beneficiary of the release of claims. The release in favor of the Grace parties (including us) will become operative upon the effective date of a plan of reorganization in Grace's United States Chapter 11 bankruptcy proceeding. As filed, the PI Settlement Plan contemplates that the claims released under the Canadian Settlement will be subject to injunctions under Section 524(g) of the Bankruptcy Code. As indicated above, the Bankruptcy Court entered the Bankruptcy Court Confirmation Order on January 31, 2011 and the Clarifying Order on February 15, 2011 and the District Court entered the Original District Court Confirmation Order on January 30, 2012 and the Amended District Court Confirmation Order on June 11, 2012. The Canadian Court issued an Order on April 8, 2011 recognizing and giving full effect to the Bankruptcy Court's Confirmation Order in all provinces and territories of Canada in accordance with the Bankruptcy Court Confirmation Order's terms. Notwithstanding the foregoing, the PI Settlement Plan has not become effective, and we can give no assurance that the PI Settlement Plan (or any other plan of reorganization) will become effective. Assuming that a final plan of reorganization (whether the PI Settlement Plan or another plan of reorganization) does become effective, if the final plan of reorganization does not incorporate the terms of the Canadian Settlement or if the Canadian courts refuse to enforce the final plan of reorganization in the Canadian courts, and if in addition Grace is unwilling or unable to defend and indemnify the Company and its subsidiaries in these cases, then we could be required to pay substantial damages, which we cannot estimate at this time and which could have a material adverse effect on our consolidated financial condition and results of operations.

Additional Matters Related to the Cryovac Transaction

In view of Grace's Chapter 11 filing, we may receive additional claims asserting that we are liable for obligations that Grace had agreed to retain in the Cryovac transaction and for which we may be contingently liable. To date, we are not aware of any material claims having been asserted or threatened against us.

Final determinations and accountings under the Cryovac transaction agreements with respect to matters pertaining to the transaction had not been completed at the time of Grace's Chapter 11 filing in 2001. We have filed claims in the bankruptcy proceeding that reflect the costs and liabilities that we have incurred or may incur that Grace and its affiliates agreed to retain or that are subject to indemnification by Grace and its affiliates under the Cryovac transaction agreements, other than payments to be made under the Settlement agreement. Grace has alleged that we are responsible for specified amounts under the Cryovac transaction agreements. Subject to the terms of the Settlement agreement, amounts for which we may be liable to Grace may be used to offset the liabilities of Grace and its affiliates to us. We intend to seek indemnification by Grace and its affiliates to the extent permissible under law, the Settlement agreement, and the Cryovac transaction agreements. Except to the extent of any potential setoff or similar claim, we expect that our claims will be as an unsecured creditor of Grace. Since portions of our claims against Grace and its affiliates are contingent or unliquidated, we cannot determine the amount of our claims, the extent to which these claims may be reduced by setoff, how much of the claims may be allowed, or the amount of our recovery on these claims, if any, in the bankruptcy proceeding.

Environmental Matters

We are subject to loss contingencies resulting from environmental laws and regulations, and we accrue for anticipated costs associated with investigatory and remediation efforts when an assessment has indicated that a loss is probable and can be reasonably estimated. These accruals are not reduced by potential insurance recoveries, if any. We do not believe that it is reasonably possible that our liability in excess of the amounts that we have accrued for environmental matters will be material to our consolidated financial condition or results of operations. Environmental liabilities are reassessed whenever circumstances become better defined or remediation efforts and their costs can be better estimated.

We evaluate these liabilities periodically based on available information, including the progress of remedial investigations at each site, the current status of discussions with regulatory authorities regarding the methods and extent of remediation and the apportionment of costs among potentially responsible parties. As some of these issues are decided (the outcomes of which are subject to uncertainties) or new sites are assessed and costs can be reasonably estimated, we adjust the recorded accruals, as necessary. We believe that these exposures are not material to our consolidated financial condition or results of operations. We believe that we have adequately reserved for all probable and estimable environmental exposures.

Guarantees and Indemnification Obligations

We are a party to many contracts containing guarantees and indemnification obligations. These contracts primarily consist of:

- product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products will conform to specifications. Sealed Air generally does not establish a liability for product warranty based on a percentage of sales or other formula. Sealed Air accrues a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and annual expense related to product warranties are immaterial to our consolidated financial position and results of operations, and
- licenses of intellectual property by us to third parties in which we have agreed to indemnify the licensee against third party infringement claims.

Other Principal Contractual Obligations

At December 31, 2012, we had other principal contractual obligations, which included agreements to purchase an estimated amount of goods, including raw materials, or services in the normal course of business, aggregating to approximately $314 million. The estimated future cash outlays are as follows:

Year	Amount
2013	$172.8
2014	71.0
2015	31.9
2016	15.3
2017	10.8
Thereafter	12.0
Total	$313.8

Leases

We are obligated under the terms of various leases covering primarily warehouse and office facilities and production equipment, as well as smaller manufacturing sites that we occupy. We account for the majority of our leases as operating leases, which may include purchase or renewal options. At December 31, 2012, estimated future minimum annual rental commitments under non-cancelable real and personal property leases were as follows:

Year	Amount
2013	$ 68.9
2014	51.1
2015	34.7
2016	22.3
2017	17.2
Thereafter	35.6
Total	$229.8

Net rental expense was $84 million in 2012, $52 million in 2011 and $35 million in 2010.

Note 19 Stockholders' Equity

Dividends

The following table shows our total cash dividends paid in the three years ended December 31, 2012:

	Total Cash Dividends Paid	Total Cash Dividends Paid per Common Share
2010	$ 79.7	$0.50
2011	87.4	0.52
2012	100.9	0.52
Total	$268.0	

On February 14, 2013, our Board of Directors declared a quarterly cash dividend of $0.13 per common share payable on March 15, 2013 to stockholders of record at the close of business on March 1, 2013. The estimated amount of this dividend payment is $25 million based on 195 million shares of our common stock issued and outstanding as of January 31, 2013.

The dividend payments discussed above are recorded as reductions to cash and cash equivalents and retained earnings on our consolidated balance sheets. Our new Credit Facility and the Notes contain covenants that restrict our ability to declare or pay dividends. However, we do not believe these covenants are likely to materially limit the future payment of quarterly cash dividends on our common stock. From time to time, we may consider other means of returning value to our stockholders based on our consolidated financial condition and results of operations. There is no guarantee that our Board of Directors will declare any further dividends.

Common Stock

The following is a summary of changes during the three years ended December 31, 2012 in shares of our common stock:

	2012	2011	2010
Changes in common stock:			
Number of shares, beginning of year	202,528,616	169,272,636	168,749,681
Shares issued as part of the consideration for the Diversey acquisition	—	31,699,946	—
Shares awarded for 2009 Three-Year PSU awards	1,155,018	—	—
Shares awarded for 2009 Two-Year PSU awards	—	1,114,139	—
Restricted stock shares issued for new awards under the 2005 Contingent Stock Plan	703,620	308,650	403,360
Shares granted and issued under the Directors Stock Plan	37,824	18,630	12,500
Restricted stock shares issued for SLO awards	135,343	24,515	12,895
Shares issued for vested restricted stock units	100,200	90,100	94,200
Number of shares issued, end of year	204,660,621	202,528,616	169,272,636
Changes in common stock in treasury:			
Number of shares held, beginning of year	10,466,431	9,967,129	9,811,507
Purchase of shares during the period	—	—	429,458
Profit sharing contribution partially paid in stock	(930,089)	—	(346,362)
Restricted stock, withheld or forfeited	566,610	499,302	72,526
Number of shares held, end of year	10,102,952	10,466,431	9,967,129

Stock Appreciation Rights ("SARS")

In connection with the acquisition of Diversey, Sealed Air exchanged Diversey's cash-settled stock appreciation rights and stock options that were unvested as of May 31, 2011 and unexercised at October 3, 2011 into cash-settled stock appreciation rights based on Sealed Air common stock. At December 31, 2012, the weighted average remaining vesting life of outstanding SARs was one year.

Since these SARs are settled in cash, the amount of the related future expense will fluctuate based on the forfeiture activity and the changes in the assumptions used in a Black-Scholes valuation model which include Sealed Air's stock price, risk-free interest rates, expected volatility and a dividend yield. In addition, once vested, the related expense will continue to fluctuate due to the changes in the assumptions used in the Black-Scholes valuation model for any SARs that are not exercised until their respective expiration dates, the last of which is currently in March 2021.

We recognized compensation expense of $19 million in the year ended December 31, 2012 related to SARs that were granted to Diversey employees who remained employees as of December 31, 2012. These amounts were based on the assumptions mentioned above and are included in marketing, administrative and development expenses on our consolidated statements of operations. Cash payments due to the exercise of these SARs in the year ended December 31, 2012 were $24 million. As of December 31, 2012, the remaining liability for these SARs was $41 million and is included in other liabilities on our consolidated balance sheet.

In addition to the amounts discussed above, was the recognition of restructuring expense of $9 million in the year ended December 31, 2012 for SARs that were part of the termination and benefit costs for Diversey employees under the 2011 — 2014 Integration & Optimization Program. This expense was included in restructuring and other charges on our consolidated statements of operations. Cash payments upon the exercise of these SARs were $19 million in the year ended December 31, 2012. The remaining liability for SARs included in the restructuring program was $1 million as of December 31, 2012.

2005 Contingent Stock Plan

The 2005 Contingent Stock Plan is our sole long-term equity compensation program for officers and employees. The 2005 Contingent Stock Plan provides for awards of equity-based compensation, including restricted stock, restricted stock units, performance share units and cash awards measured by share price, to our executive officers and other key employees, as well as U.S.-based key consultants. During the three years ended December 31, 2012, under the 2005 Contingent Stock Plan, we granted restricted stock, restricted stock units and cash awards, in addition to the SLO and PSU awards described below. An employee or consultant selected by the Organization and Compensation Committee of our Board of Directors to receive an award may accept the award during the period specified by us, provided the participant's relationship to us has not changed.

Awards made under the 2005 Contingent Stock Plan are restricted as to disposition by the holders for a period of at least three years after award, except for SLO and PSU awards, which are described below. In the event of termination of employment of a participant before lapse of the restriction, the awards under the 2005 Contingent Stock Plan are forfeited on the date of termination unless (i) the termination results from the participant's death or permanent and total disability, or (ii) the Compensation Committee affirmatively determines not to seek forfeiture of the award in whole or in part. The forfeiture provision of the 2005 Contingent Stock Plan expires upon vesting of the awards, except that these provisions of the 2005 Contingent Stock Plan lapse sooner upon certain terminations of employment following a change in control.

For both restricted stock awards and units, we record compensation expense in marketing, administrative and development expenses on the consolidated statements of operations with a corresponding credit to additional paid-in capital within stockholders' equity based on the fair value of our common stock at the award grant date. For cash awards, we record a liability that is reflected in other liabilities on the consolidated balance sheets and record compensation expense based on the fair value of the award at the end of each reporting period. The amount of the liability for cash awards is remeasured at each reporting period based on the then current stock price and the effects of the stock price changes are recognized as compensation expense. At December 31, 2012, the liability related to cash awards was $0.8 million.

Under our executive compensation program, we have the ability to grant to our executive officers and a small number of other key executives (1) stock leverage opportunity awards, known as SLO awards, as part of our annual incentive plan and (2) annual performance share unit awards, known as PSU awards, as part of our long term incentive program. Our executive officers and other key executives may also receive awards of restricted stock or restricted stock units from time to time.

The following tables show the details of the non-vested awards under the 2005 Contingent Stock Plan, excluding SLO and PSU awards:

Non-vested Restricted Stock Shares Awards	2012	Weighted-Average per Share Market Value on Grant Date
Number of non-vested restricted stock shares, beginning of year	1,183,660	$20.45
Restricted stock shares issued for new awards during the year	703,620	17.27
Restricted stock shares vested during the year	(458,750)	18.23
Restricted stock shares forfeited during the year	(41,700)	22.89
Number of non-vested restricted stock shares, end of year	1,386,830	$20.08

The non-vested restricted stock shares included above had a weighted-average remaining contractual life of approximately 1.7 years at December 31, 2012.

Non-vested Restricted Stock Units Awards	2012	Weighted-Average per Share Market Value on Grant Date
Number of non-vested restricted stock units, beginning of year	342,000	$21.17
Restricted stock units issued for new awards during the year	191,700	16.95
Restricted stock units vested during the year	(100,700)	18.08
Restricted stock units forfeited during the year	(12,200)	19.98
Number of non-vested restricted stock units, end of year	420,800	$20.23

The non-vested restricted stock units included above had a weighted-average remaining contractual life of approximately 1.7 years at December 31, 2012.

Non-vested Cash Awards	2012
Number of non-vested cash awards, beginning of year	58,050
Cash awards issued for new awards during the year	91,480
Cash awards vested during the year	(9,850)
Cash awards forfeited during the year	(8,000)
Number of non-vested cash awards, end of year	131,680

The non-vested cash awards included above had a weighted-average remaining contractual life of approximately 2.0 years at December 31, 2012.

The 2005 Contingent Stock Plan permits withholding of taxes and other charges that may be required by law to be paid attributable to awards by withholding a portion of the shares attributable to such awards.

A summary of the changes in common shares available for awards under the 2005 Contingent Stock Plan follows:

	2012[1]	2011[1]	2010[1]
Number of shares available, beginning of year	7,909,064	4,997,297	5,578,005
Additional restricted stock shares available due to 2011 amendment to the 2005 Contingent Stock Plan	—	4,000,000	—
Restricted stock shares issued for new awards	(703,620)	(308,650)	(403,360)
Restricted stock units awarded	(191,700)	(133,650)	(115,150)
Restricted stock shares issued for SLO awards	(3,788)	(6,080)	(12,895)
Restricted stock units awarded for SLO awards	(6,795)	(28,516)	(134,329)
Shares issued for 2009 Two-year PSU awards	—	(1,114,139)	—
Shares issued for 2009 Three-year PSU awards	(1,155,018)	—	—
Restricted stock shares forfeited	41,700	41,400	19,133
Restricted stock units forfeited	12,200	3,500	12,500
Shares withheld for taxes	524,910	457,902	53,393
Number of shares available, end of year	6,426,953	7,909,064	4,997,297
Weighted average per share market value of awards on grant date	$ 17.19	$ 24.93	$ 21.46

(1) The SLO and PSU awards are discussed below.

Directors Stock Plan

Non-cash compensation included on the consolidated statements of stockholders' equity includes expense associated with shares issued to non-employee directors in the form of awards under our 2002 Stock Plan for Non-Employee Directors, which our stockholders approved at the 2002 annual meeting. In May 2011, our stockholders approved an amendment to the 2002 Directors Stock Plan increasing the number of shares of common stock reserved for issuance under the plan by 0.2 million shares to a total of 0.4 million shares.

The 2002 Directors Stock Plan provides for annual grants of shares to non-employee directors, and interim grants of shares to eligible directors elected at times other than at an annual meeting, as all or part of the annual or interim retainer fees for non-employee directors. During 2002, we adopted a plan that permits non-employee directors to elect to defer all or part of their annual retainer until the non-employee director retires from the Board of Directors. The non-employee director can elect to defer the portion of the annual retainer payable in shares of stock. If a non-employee director makes this election, the non-employee director may also elect to defer the portion, if any, of the annual retainer payable in cash. Cash dividends on deferred shares are credited to the non-employee director's deferred cash account on the applicable dividend payment date. We record the excess of fair value over the price at which shares are issued under this plan in marketing, administrative and development expenses on the consolidated statements of operations, and this expense was $1 million in 2012, $0.7 million in 2011 and $0.5 million in 2010.

A summary of the changes in shares available for the 2002 Directors Stock Plan follows:

	2012	2011	2010
Number of shares available, beginning of year	223,156	49,548	74,120
Additional shares available due to 2011 amendment to the Directors Stock Plan	—	200,000	—
Shares granted and issued	(34,697)	(18,630)	(12,500)
Shares granted and deferred	(27,060)	(7,762)	(12,072)
Number of shares available, end of year	161,399	223,156	49,548
Weighted average per share market value of stock on grant date	$ 16.26	$ 25.77	$ 21.72

Other Common Stock Issuances

We have historically issued shares of our common stock under our 2005 Contingent Stock Plan to selected U.S.-based consultants as compensation under consulting agreements for research and development projects. We record the cost associated with these issuances on a straight-line basis based on each of the issuances' vesting schedule. Amortization expense related to these issuances was immaterial in each of the three years ended December 31, 2012.

Share-based Incentive Compensation

We record share-based incentive compensation expense in marketing, administrative and development expenses on our consolidated statements of operations with a corresponding credit to additional paid-in capital within stockholders' equity based on the fair value of the share-based incentive compensation awards at the date of grant. We recognize an expense or credit reflecting the straight-line recognition, net of estimated forfeitures, of the expected cost of the program. For the various PSU awards programs described below, the cumulative amount accrued to date is adjusted up or down to the extent the expected performance against the targets has improved or worsened.

These share-based incentive compensation programs are described in more detail below.

The table below shows our total share-based incentive compensation expense:

	2012	2011	2010
2012 Three-year PSU Awards	$ 1.9	$—	$—
2011 Three-year PSU Awards	1.7	3.0	—
2010 Three-year PSU Awards	0.9	6.0	3.0
2009 Two-year PSU Awards	—	(0.7)	10.4
2009 Three-year PSU Awards	—	7.4	7.0
2012 President & COO Four-year Incentive Compensation[(1)]	0.2	—	—
SLO Awards	0.7	0.3	1.0
Other long-term share-based incentive compensation programs	11.5	9.0	9.2
Total share-based incentive compensation expense[(2)]	$16.9	$25.0	$30.6
Associated tax benefits recognized	$ 6.2	$ 9.3	$11.3

(1) The amount includes only the two initial equity awards. See below for further detail.

(2) The amounts do not include the expense related to our U.S. profit sharing contributions made in the form of our common stock as such these contributions are not considered share-based incentive compensation.

The following table shows the estimated amount of total share-based incentive compensation expense expected to be recognized on a straight-line basis over the remaining respective vesting periods by program at December 31, 2012:

	2013	2014	2015	Total
2012 Three-year PSU Awards	$ 2.2	$ 2.2	$—	$ 4.4
2012 President & COO Four-year Incentive Compensation	0.6	0.4	0.3	1.3
2011 Three-year PSU Awards	2.3	—	—	2.3
SLO Awards	0.2	—	—	0.2
Other long-term share-based incentive compensation programs	10.4	6.6	2.5	19.5
Total share-based incentive compensation expense[1]	$15.7	$ 9.2	$ 2.8	$27.7

(1) The amounts do not include the expense related to our U.S. profit sharing contributions made in the form of our common stock as such these contributions are not considered share-based incentive compensation.

The discussion that follows provides further details of our share-based incentive compensation programs.

PSU Awards

As part of our long term incentive program adopted in 2008, during the first 90 days of each year, the Organization and Compensation Committee of our Board of Directors, or Compensation Committee, has approved PSU awards for our executive officers and other selected key executives, which include for each officer or executive a target number of shares of common stock and performance goals and measures that will determine the percentage of the target award that is earned following the end of the performance period. Following the end of the performance period, participants will also receive a cash payment in the amount of the dividends (without interest) that would have been paid during the performance period on the number of shares that they have earned. As of December 31, 2012, we have accrued $1.2 million for these dividends in other current liabilities on our consolidated balance sheet.

2012 Three-year PSU Awards

In March 2012, the Compensation Committee approved awards with a three-year performance period beginning January 1, 2012 for the named executive officers other than Mr. Hickey and for other officers and key executives. Mr. Hickey's 2012 Compensation is discussed below under "2012 Chief Executive Officer Incentive Compensation." The Compensation Committee established principal performance goals, which are (1) three-year average return on invested capital ("ROIC") weighted at 50%, (2) constant dollar growth of net trade sales weighted at 25% and (3) relative total shareholder return ("TSR") weighted at 25%. An additional goal is a 2014 safety result of a total recordable incident rate (a workplace safety indicator) ("TRIR") of 0.90 or better, excluding facilities acquired during the performance period.

The targeted number of shares of common stock that can be earned is 546,689 shares for these 2012 PSU awards (406,534 shares granted on March 27, 2012 and 140,155 shares granted to Jerome A. Peribere on September 1, 2012, as discussed below). The total number of shares to be issued for these awards can range from zero to 200% of the target number of shares depending on the level of achievement of the performance goals and measures, plus or minus 54,669 additional shares at the discretion of the Compensation Committee. These performance goals are outlined in further detail in the Proxy Statement for our 2012 Annual Meeting of Stockholders.

The expenses included in the tables above were calculated using a grant date common stock share price of $19.72 per share for the awards granted on March 27, 2012 ($14.27 for the award granted on September 1, 2012) for the three year average ROIC goal and net trade sales goal (these are considered performance conditions) and the Monte Carlo valuation of $23.40 per share for the awards granted on March 27, 2012 ($12.57 for the award granted on September 1, 2012) for the TSR goal (this is considered a market condition). The expense calculation is based on management's estimate as of December 31, 2012 of the level of probable achievement of the performance goals and measures, which was determined to be below the target level, or 67% achievement (183,141 shares, net of forfeitures), for the ROIC goal and below the threshold for minimum payment, or 0% achievement (0 shares), for the net trade sales growth goal. The TSR portion of the plan is expensed at 100% (136,672 shares, net of forfeitures) of the grant date fair value as required by US GAAP.

2011 Three-year PSU Awards

In March 2011, the Compensation Committee approved awards with a three-year performance period beginning January 1, 2011. The Compensation Committee established principal performance goals, which are (1) three-year cumulative volume growth of net trade sales and (2) three-year average ROIC. These performance goals are outlined in further detail in the Proxy Statement for our 2011 Annual Meeting of Stockholders. The targeted number of shares of common stock that can be earned is 378,477 shares for these 2011 PSU awards. If the threshold level is achieved for either of the two performance goals, then the number of shares earned for each participant can be increased (if the additional goal mentioned below is achieved) or decreased (if the additional goal mentioned below is not achieved) by up to 10% of the target level at the discretion of the Compensation Committee, or an aggregate of 37,848 shares for all participants. The additional goal is a 2013 safety result of a TRIR (a workplace safety indicator) of 1.20 or better, excluding facilities acquired during the performance period.

The total number of shares to be issued for these awards can range from zero to 200% of the target number of shares depending on the level of achievement of the performance goals and measures, plus or minus the 37,848 additional discretionary shares mentioned above.

The expenses included in the table above were calculated using a grant date common stock share price of $26.18 per share on March 11, 2011 and is based on management's estimate as of December 31, 2012 of the level of probable achievement of the performance goals, which was determined to be below the target level, or 84% achievement (158,960 shares, net of forfeitures), for the ROIC goal and below the target level, or 58% achievement (109,758 shares, net of forfeitures), for the volume goal.

2010 Three-year PSU Awards

In February 2013, we issued 472,865 shares of common stock for the 2010 three-year PSU awards. These awards were based on the achievement of the performance goals above the target level, or 116.5% achievement, in the three-year performance period of 2010 through 2012. We concurrently acquired 172,204 of these shares of common stock as withholding from employees to satisfy their minimum tax withholding obligations, as provided for in our 2005 contingent stock plan above.

2009 Three-year PSU Awards

In February 2012, we issued 1,155,018 shares of common stock for the 2009 three-year PSU awards. These awards were based on the achievement of the performance goals at the maximum level, or 200% achievement, in the three-year performance period of 2009 through 2011. We concurrently acquired 414,210 of these shares of common stock as withholding from employees to satisfy their minimum tax withholding obligations, as provided for in our 2005 contingent stock plan. These acquired shares are held in common stock in treasury at a fair market value of $9 million.

2009 Two-year PSU Awards

In February 2011, we issued 1,114,139 shares of common stock for the 2009 two-year PSU awards. These awards were based on the achievement of the performance goals at the maximum level, or 200% achievement, in the two-year performance period of 2009 through 2010. We concurrently acquired 408,751 of these shares of common stock as withholding from employees to satisfy their minimum tax withholding obligations, as provided for in our 2005 contingent stock plan. These acquired shares are held in common stock in treasury at a fair market value on the date acquired of $12 million.

2012 Chief Executive Officer ("CEO") Incentive Compensation

On March 27, 2012, the Compensation Committee approved the recommendation of William V. Hickey, our former Chief Executive Officer, to place a substantial portion of his compensation at risk by reducing his base salary to $100,000 in 2012 and granting him most of his 2012 compensation as long-term incentive pay in the form of an equity award tied to the achievement of financial goals related to the success of the Diversey transaction. The Compensation Committee determined that Mr. Hickey would not participate in the annual incentive and long-term incentive programs applicable to the Company's other executive officers. Instead, Mr. Hickey was granted a special award of performance share units.

The primary metrics for Mr. Hickey's performance share units award are 2012 consolidated adjusted EBITDA, weighted at 70%, and 2012 net debt reduction from operations, weighted at 30%. These performance goals and other details are outlined further in the Proxy Statement for our 2012 Annual Meeting of Stockholders.

Since management's estimate as of December 31, 2012 of the level of probable achievement of both performance goals were determined to be below the threshold for minimum payment, or 0% achievement (0 shares) for both the adjusted EBITDA and net debt reduction goals, no expense was recorded for 2012.

2012 President and Chief Operating Officer (COO) Four-year Incentive Compensation

On September 1, 2012, Jerome A. Peribere started with the Company as President and Chief Operating Officer. Under the terms of his agreement, he was granted equity awards which included the following: (1) initial equity awards under the Company's 2005 Contingent Stock Plan, which included two awards of performance share units under which he could earn up to 350,000 shares of common stock based on the Company's performance, (2) restricted stock under the Company's 2005 Contingent Stock Plan of which 50,000 shares were issued on his start date and 25,000 shares are expected to be issued on his first anniversary of his start date and (3) an award under the Company's 2012 Three-year PSU Award with a target award of 140,155 units. The awards are described in further detail in Mr. Peribere's employment agreement filed with the SEC as an exhibit with the Company's Current Report on Form 8-K dated August 27, 2012.

For the awards (excluding the portions of the PSU awards related to the TSR goal) that are discussed above, the estimated amount of future share-based incentive compensation expense will fluctuate based on: (1) the expected level of achievement of the respective goals and measures considered probable in future quarters, which impacts the number of shares that could be issued; and (2) the future price of our common stock, which impacts the expense related to additional discretionary shares. Since the TSR metric is considered a market condition, the portion of the compensation expense related to the TSR metric will be recognized regardless of whether the market condition is satisfied provided that the requisite service has been provided.

Stock Leverage Opportunity Awards

Before the start of each performance year, each of our executive officers and other selected key executives is eligible to elect to receive all or a portion of his or her annual cash bonus for that year, in increments of 25% of the annual bonus, as an award of restricted stock or restricted stock units under the 2005 contingent stock plan in lieu of cash. The portion provided as an equity award may be given a premium to be determined by the Compensation Committee each year and will be rounded up to the nearest whole share. The stock price used in the calculation of the number of shares will be the closing sale price of our common stock on the New York Stock Exchange on the first trading day of the performance year. The award will be granted following the end of the performance year and after determination by the Compensation Committee of the amount of the annual bonus award for each executive officer and other selected key executive who has elected to take all or a portion of his or her annual bonus as an equity award, but no later than the March 15 following the end of the performance year.

The equity award will be made in the form of an award of restricted stock or restricted stock units that will vest on the second anniversary of the grant date or earlier in the event of death, disability or retirement from employment with us, and the shares subject to the award will not be transferable by the recipient until the later of vesting or the second anniversary of the grant date. If the recipient ceases to be employed by us before vesting, then the shares will be forfeited, except for certain circumstances following a change in control. The award will be made in the form of restricted stock unless the award would be taxable to the recipient before the shares become transferable by the recipient, in which case the award will be made in the form of restricted stock units. Recipients who hold SLO awards in the form of restricted stock receive dividends. Recipients who hold SLO awards in the form of restricted stock units receive a cash payment in the amount of the dividends (without interest) on the shares they have earned at about the same time that shares are issued to them following the period of restriction. As of December 31, 2012, we have accrued for these dividends in other current liabilities on our consolidated balance sheet and the amount was immaterial.

The Compensation Committee set the SLO award premium at 25% for the years ending December 31, 2012 and 2011. The 2012 SLO target awards comprise an aggregate of 73,698 restricted stock shares and restricted stock units as of December 31, 2012. The 2011 SLO awards that were issued on March 9, 2012 comprised an aggregate of 11,212 restricted stock shares and restricted stock units.

We record compensation expense for these awards in marketing, administrative and development expenses on the consolidated statement of operations with a corresponding credit to additional paid-in capital within stockholders' equity, based on the fair value of the awards at the end of each reporting period, which reflects the effects of stock price changes.

For the year ended December 31, 2012, compensation expense related to the 2012 SLO awards was recognized based on the extent to which the performance goals and measures for our 2012 annual cash bonuses were considered probable of achievement at December 31, 2012. This expense is being recognized over a fifteen month period on a straight-line basis since a majority of the awards will vest at grant date, which will be no later than March 15, 2013, due to the retirement eligibility provision.

For the year ended December 31, 2011, compensation expense related to the 2011 SLO awards was recognized based on the extent to which the performance goals and measures for our 2011 annual cash bonuses were considered probable of achievement at December 31, 2011. This expense was recognized over a fifteen month period on a straight-line basis since a majority of the awards vested at grant date, which was March 9, 2012, due to the retirement eligibility provision.

For the year ended December 31, 2010, compensation expense related to the 2010 SLO awards was recognized based on the extent to which the performance goals and measures for our 2010 annual cash bonuses were considered probable of achievement at December 31, 2010. This expense was recognized over a fifteen month period on a straight-line basis since a majority of the awards vested at grant date, which was March 13, 2011, due to the retirement eligibility provision.

Note 20 Other Expense, net

The following table provides details of other expense, net:

	2012	2011	2010
Interest and dividend income	$ 12.0	$ 9.0	$ 8.1
Net foreign exchange transaction losses[1]	(13.4)	(20.2)	(5.9)
Settlement agreement and related costs	(0.7)	(0.9)	(0.6)
Noncontrolling interests	2.6	3.2	2.3
Costs associated with our accounts receivable securitization program	(0.7)	(0.7)	(0.8)
Gain on sale of a North American facility	—	3.9	—
Other, net	(9.2)	(8.8)	(6.0)
Other expense, net	$ (9.4)	$(14.5)	$(2.9)

(1) The non-cash losses in 2011 includes gains and losses from foreign currency forward contracts entered into to hedge certain intercompany loans, as well as gains and losses on the remeasurement of intercompany loans.

Impairment of Equity Method Investment

In September 2007, we established a joint venture that supports our Food & Beverage segment. We account for the joint venture under the equity method of accounting with our proportionate share of net income or losses included in other expense, net, on the consolidated statements of operations.

During the first half of 2012, the joint venture performed below expectations, resulting in reduced cash flow and increasing debt obligations. Due to these events, we evaluated our equity method investment for impairment. During the three months ended June 30, 2012, based on reviewing undiscounted cash flow information, we determined that the fair value of our investment was less than its carrying value and that this impairment was other-than-temporary.

In connection with the establishment of the joint venture in 2007, we issued a guarantee in support of an uncommitted credit facility agreement that was entered into by the joint venture. Under the terms of the guarantee, if the joint venture were to default under the terms of the credit facility, the lender would be entitled to seek payment of the amounts due under the credit facility from us. However, as a result of the impairment, we have included the guarantee liability in other current liabilities on the consolidated balance sheet as of December 31, 2012 as we believe it is probable that we will need to perform under this guarantee. As of December 31, 2012, the joint venture has performed its obligations under the terms of the credit facility and the debt holders have not requested that we perform under the terms of the guarantee.

As a result, in the second quarter of 2012 we recognized other-than-temporary impairment of $26 million ($18 million, net of taxes, or $0.09 per diluted share). This impairment consisted of the recognition of a current liability for the guarantee of the uncommitted credit facility mentioned above of $20 million and a $4 million write-down of the carrying value of the investment to zero at June 30, 2012. We also recorded provisions for bad debt on receivables due from the joint venture to the Company of $2 million, which is included in marketing, administrative and development expenses and impacted our Food & Beverage segment. We have no additional obligations to support the operations of the joint venture in the future.

Note 21 Net (Loss) Earnings per Common Share

The following table sets forth the calculation of basic and diluted net earnings per common share under the two-class method for the three years ended December 31, 2012 in millions, except per share data:

	2012	2011	2010
Basic Net (Loss) Earnings Per Common Share:			
Numerator			
Net (loss) earnings available to common stockholders	$(1,410.3)	$149.1	$255.9
Distributed and allocated undistributed net (loss) earnings to non-vested restricted stockholders	(0.5)	(0.9)	(1.6)
Distributed and allocated undistributed net (loss) earnings to common stockholders	(1,410.8)	148.2	254.3
Distributed net (loss) earnings — dividends paid to common stockholders	(100.4)	(86.8)	(79.2)
Allocation of undistributed net (loss) earnings to common stockholders	**$(1,511.2)**	**$ 61.4**	**$175.1**
Denominator[1]			
Weighted average number of common shares outstanding — basic	192.8	167.0	158.3
Basic net (loss) earnings per common share:			
Distributed net (loss) earnings to common stockholders	$ 0.52	$ 0.52	$ 0.50
Allocated undistributed net (loss) earnings to common stockholders	(7.83)	0.37	1.11
Basic net (loss) earnings per common share:	**$ (7.31)**	**$ 0.89**	**$ 1.61**
Diluted Net (Loss) Earnings Per Common Share:			
Numerator			
Distributed and allocated undistributed net (loss) earnings to common stockholders	$(1,410.8)	$148.2	$254.3
Add: Allocated undistributed net (loss) earnings to non-vested restricted stockholders	—	0.4	1.1
Less: Undistributed net (loss) earnings reallocated to non-vested restricted stockholders	—	(0.3)	(1.0)
Net (loss) earnings available to common stockholders — diluted	**$(1,410.8)**	**$148.3**	**$254.4**
Denominator[1][2]			
Weighted average number of common shares outstanding — basic	192.8	167.0	158.3
Effect of assumed issuance of Settlement agreement shares	—	18.0	18.0
Effect of non-vested restricted stock units	—	0.4	0.4
Weighted average number of common shares outstanding — diluted	192.8	185.4	176.7
Diluted net (loss) earnings per common share	**$ (7.31)**	**$ 0.80**	**$ 1.44**

(1) Includes the weighted-average share impact in 2012 of 31.7 million shares issued as part of the total consideration paid in connection with the acquisition of Diversey on October 3, 2011.

(2) Provides for the following items if their inclusion is dilutive: (i) the effect of assumed issuance of 18 million shares of common stock reserved for the Settlement agreement as defined and (ii) the effect of non-vested

restricted stock and restricted stock units using the treasury stock method. In calculating diluted net (loss) earnings per common share for 2012, our diluted weighted average number of common shares outstanding excludes the effect of the items mentioned above as the effect was anti-dilutive.

PSU Awards

Since the PSU awards discussed in Note 19, "Stockholders' Equity," are contingently issuable shares that are based on a condition other than earnings or market price, these shares will be included in the diluted weighted average number of common shares outstanding when they have met the performance conditions as of these dates. The shares for the 2009 three-year PSU awards and the shares for the 2010 three-year PSU awards are included in the diluted weighted average number of common shares outstanding for the year ended December 31, 2011 because the target levels of their respective performance conditions were met as of December 31, 2011. The shares for the 2011 three-year PSU awards are not included in the diluted weighted average number of common shares outstanding for the year ended December 31, 2011 because they have not met the target levels of their performance conditions as of that date. However, in 2012, unvested PSU awards that have met the performance conditions as of December 31, 2012 have not been included in the diluted weighted average number of common shares outstanding for the year ended December 31, 2012 as the effect was anti-dilutive.

SLO Awards

The shares or units associated with the 2012 SLO awards are considered contingently issuable shares and therefore are not included in the basic or diluted weighted average number of common shares outstanding for the year ended December 31, 2012. These shares or units, discussed in Note 19, "Stockholders' Equity," will not be included in the common shares outstanding until the final determination of the amount of annual incentive compensation is made in the first quarter of 2013. Once this determination is made, the shares or units will be included in the basic weighted average number of common shares outstanding if the employee is retirement eligible or in the diluted weighted average number of common shares outstanding regardless of whether the employee is retirement eligible if the impact to diluted net earnings per common share is dilutive. The numbers of shares or units associated with SLO awards for the years ended December 31, 2012, 2011 and 2010 were nominal and have not been included in the diluted weighted average number of common shares outstanding for the year ended December 31, 2012 as the effect was anti-dilutive.

Note 22 Related Party Transactions

As a result of the acquisition of Diversey, as of October 3, 2011, indirect or direct owners of SCJ owned approximately 8% of our outstanding shares of our common stock. These owners sold their holdings of our common stock during November 2012 and therefore our transactions with SCJ are considered related party transactions until November 2012.

The primary related party transactions with SCJ consist of purchases of some raw materials and products. Total inventory purchased from SCJ was $32 million in the ten months ended October 31, 2012 and $11 million in the fourth quarter of 2011. In addition, we lease some facilities from SCJ. Charges for these services and leases totaled $4 million in the ten months ended October 31, 2012 and $3 million in the fourth quarter of 2011. We license the use of certain trade names, house marks and brand names from SCJ. Payments to SCJ under the license agreements governing the names and marks totaled $5 million in the ten months ended October 31, 2012 and $1 million in the fourth quarter of 2011. The SCJ related party receivable and payable were not material to our consolidated balance sheets at December 31, 2012 and 2011.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rule 13a-15 under the Securities Exchange Act of 1934, as amended, that are designed to ensure that information required to be disclosed in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our employees accumulate this information and communicate it to our management, including our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), as appropriate, to allow timely decisions regarding the required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only "reasonable assurance" of achieving the desired control objectives, and management necessarily must apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures under Rule 13a-15. Our management, including our Chief Executive Officer and Chief Financial Officer, supervised and participated in this evaluation. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the "reasonable assurance" level.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. Management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness, as of the end of our 2012 fiscal year, of our internal control over financial reporting. The suitable recognized control framework on which management's evaluation of our internal control over financial reporting is based is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO. Based upon that evaluation under the COSO framework, our management concluded that our internal control over financial reporting as of the end of our 2012 fiscal year was effective at the "reasonable assurance" level.

Our internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 10-K, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2012.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Part of the information required in response to this Item is set forth in Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant," and the balance will be included in our Proxy Statement for our 2013 Annual Meeting of Stockholders under the captions "Election of Directors — Information Concerning Nominees" and "Section 16(a) Beneficial Ownership Reporting Compliance," except as set forth below. All such information is incorporated herein by reference.

We have adopted a Code of Conduct applicable to all of our directors, officers and employees and a supplemental Code of Ethics for Senior Financial Executives applicable to our Chief Executive Officer, Chief Financial Officer, Controller, Treasurer, and all other employees performing similar functions for us. The Code of Conduct and the Code of Ethics for Senior Financial Executives are posted on our website at *www.sealedair.com.* We will post any amendments to the Code of Conduct and the Code of Ethics for Senior Financial Executives on our website. We will also post any waivers applicable to any of our directors or officers, including the senior financial officers listed above, from provisions of the Code of Conduct or the Code of Ethics for Senior Financial Executives on our website.

Our Board of Directors has adopted Corporate Governance Guidelines and charters for its three standing committees, the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee. Copies of the Corporate Governance Guidelines and the charters are posted on our website at *www.sealedair.com.*

Our Audit Committee comprises directors Hank Brown, who serves as chair, Michael Chu, Lawrence R. Codey, Patrick Duff and Kenneth P. Manning. Our Board of Directors has determined that each of the five members of the Audit Committee is an audit committee financial expert in accordance with the standards of the SEC and that each is independent, as defined in the listing standards of the New York Stock Exchange applicable to us and as determined by the Board of Directors.

Item 11. ***Executive Compensation***

The information required in response to this Item will be set forth in our Proxy Statement for our 2013 Annual Meeting of Stockholders under the captions "Director Compensation," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Risks." Such information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information required in response to this Item will be set forth in our Proxy Statement for our 2013 Annual Meeting of Stockholders under the captions "Equity Compensation Plan Information" and "Voting Securities." Such information is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required in response to this Item will be set forth in our Proxy Statement for our 2013 Annual Meeting of Stockholders under the captions "Independence of Directors" and "Certain Relationships and Related Person Transactions." Such information is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services***

The information required in response to this Item will be included in our Proxy Statement for our 2013 Annual Meeting of Stockholders under the captions "Principal Independent Auditor Fees" and "Audit Committee Pre-Approval Policies and Procedures." Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as a part of this Annual Report on Form 10-K:

(1) Financial Statements

See Index to Consolidated Financial Statements and Schedule of this Annual Report on Form 10-K.

(2) Financial Statement Schedule

See Schedule II — Valuation and Qualifying Accounts and Reserves — Years Ended December 31, 2012, 2011 and 2010 of this Annual Report on Form 10-K.

(3) Exhibits

Exhibit Number	Description
2.1	Distribution Agreement dated as of March 30, 1998 among the Company, W. R. Grace & Co. — Conn., and W. R. Grace & Co. (Exhibit 2.2 to the Company's Current Report on Form 8-K, Date of Report March 31, 1998, File No. 1-12139, is incorporated herein by reference.)
2.2	Agreement and Plan of Merger, dated as of May 31, 2011, by and among Sealed Air Corporation, Solution Acquisition Corp. and Diversey Holdings, Inc. (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K; a copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request). (Exhibit 2.1 to the Company's Current Report on Form 8-K, Date of Report May 31, 2011, File No. 1-12139, is incorporated herein by reference.)
3.1	Unofficial Composite Amended and Restated Certificate of Incorporation of the Company as currently in effect. (Exhibit 3.1 to the Company's Registration Statement on Form S-3, Registration No. 333-108544, is incorporated herein by reference.)
3.2	Amended and Restated By-Laws of the Company as currently in effect. (Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, File No. 1-12139, is incorporated herein by reference.)
4.1	Indenture, dated as of February 6, 2009, of the Company, as Issuer, to U.S. Bank, National Association, as Trustee, regarding 12% Senior Notes Due 2014. (Exhibit 4.1 to the Company's Current Report on Form 8-K, Date of Report February 6, 2009, File No. 1-12139, is incorporated herein by reference.)
4.2	Form of Indenture between the Registrant and U.S. Bank, National Association, as Trustee. (Exhibit 4.2 to the Company's Registration Statement on Form S-3, Registration No. 333-157851, is incorporated herein by reference.)
4.3	Indenture, dated as of June 18, 2009, of the Company, as Issuer, to U.S. Bank, National Association, as Trustee, regarding the Company's 7.875% Senior Notes Due 2017. (Exhibit 4.1 to the Company's Current Report on Form 8-K, Date of Report June 12, 2009, File No. 1-12139, is incorporated herein by reference.)
4.4	Indenture, dated as of October 3, 2011, among Sealed Air, the Guarantors named therein and HSBC Bank USA, National Association, as Trustee, governing the 8.125% Senior Notes Due 2019 and 8.375% Senior Notes Due 2021. (Exhibit 4.1 to the Company's Current Report on Form 8-K, Date of Report October 3, 2011, File No. 1-12139, is incorporated herein by reference.)

Exhibit Number	Description
4.5	Form of 8.125% Senior Note due 2019. (Exhibit 4.2 to the Company's Current Report on Form 8-K, Date of Report October 3, 2011, File No. 1-12139, is incorporated herein by reference.)
4.6	Form of 8.375% Senior Note due 2021. (Exhibit 4.3 to the Company's Current Report on Form 8-K, Date of Report October 3, 2011, File No. 1-12139, is incorporated herein by reference.)
10.1	Employee Benefits Allocation Agreement dated as of March 30, 1998 among the Company, W. R. Grace & Co. — Conn. and W. R. Grace & Co. (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report March 31, 1998, File No. 1-12139, is incorporated herein by reference.)
10.2	Tax Sharing Agreement dated as of March 30, 1998 by and among the Company, W. R. Grace & Co. — Conn. and W. R. Grace & Co. (Exhibit 10.2 to the Company's Current Report on Form 8-K, Date of Report March 31, 1998, File No. 1-12139, is incorporated herein by reference.)
10.3	Agreement in Principle, dated November 27, 2002, by and among the Official Committee of Asbestos Personal Injury Claimants, the Official Committee of Asbestos Property Damage Claimants, the Company, and the Company's subsidiary, Cryovac, Inc. (Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-12139, is incorporated herein by reference.)
10.4	Settlement Agreement and Release, dated November 10, 2003, by and among the Official Committee of Asbestos Personal Injury Claimants, the Official Committee of Asbestos Property Damage Claimants, the Company, and the Company's subsidiary, Cryovac, Inc. (Exhibit 10.1 to the Company's Amendment No. 3 to its Registration Statement on Form S-3, Registration No. 333-108544, is incorporated herein by reference.)
10.5	Restricted Stock Plan for Non-Employee Directors of the Company. (Annex E to the Company's Proxy Statement for the 1998 Annual Meeting of Stockholders, File No. 1-12139, is incorporated herein by reference.)*
10.6	Sealed Air Corporation 2002 Stock Plan for Non-Employee Directors, effective May 17, 2002. (Annex A to the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders, File No. 1-12139, is incorporated herein by reference.)*
10.7	Amendment dated April 15, 2004, to the Restricted Stock Plan for Non-Employee Directors of the Company. (Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, File No. 1-12139, is incorporated herein by reference.)*
10.8	Sealed Air Corporation 2002 Stock Plan for Non-Employee Directors, as amended February 19, 2009. (Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 1-12139, is incorporated herein by reference.)*
10.9	Sealed Air Corporation 2002 Stock Plan for Non-Employee Directors, as amended December 16, 2009. (Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, File No. 1-12139, is incorporated herein by reference.)*
10.10	Sealed Air Corporation 2002 Stock Plan for Non-Employee Directors, as amended April 13, 2010. (Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, File No. 1-12139, is incorporated herein by reference.)*
10.11	Sealed Air Corporation Deferred Compensation Plan for Directors. (Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, File No. 1-12139, is incorporated herein by reference.)*
10.12	Sealed Air Corporation Deferred Compensation Plan for Directors. (Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, File No. 1-12139, is incorporated herein by reference.)*

Exhibit Number	Description
10.13	Form of Restricted Stock Purchase Agreement. (Exhibit 4.4 to the Company's Registration Statement on Form S-8, Registration No. 333-59195, is incorporated herein by reference.)*
10.14	Form of Stock Purchase Agreement for use in connection with the Company's 2002 Stock Plan for Non-Employee Directors. (Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 1-12139, is incorporated herein by reference.)*
10.15	Fees to be paid to the Company's Non-Employee Directors — 2010. (Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2009, File No. 1-12139, is incorporated herein by reference.)*
10.16	Fees to be paid to the Company's Non-Employee Directors — 2011. (Exhibit 10.48 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010, File No. 1-12139, is incorporated herein by reference.)*
10.17	Fees to be paid to the Company's Non-Employee Directors — 2012. (Exhibit 10.18 to the Company's Annual Report on Form10-K for the year ended December 31, 2011, File No. 1-12139, is incorporated herein by reference.)*
10.18	Fees to be paid to the Company's Non-Employee Directors — 2013.*
10.19	2005 Contingent Stock Plan of Sealed Air Corporation, as amended February 19, 2009. (Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 1-12139, is incorporated herein by reference.)*
10.20	2005 Contingent Stock Plan of the Company, as amended effective May 18, 2011 (Annex D to the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders, File No. 1-12139, is incorporated herein by reference)*
10.21	Sealed Air Corporation Annual Incentive Plan, adopted February 19, 2008 (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report February 19, 2008, File No. 1-12139, is incorporated herein by reference.)*
10.22	Performance-Based Compensation Program of the Company, as amended effective May 20, 2008. (Annex E to the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders, File No. 1-12139, is incorporated herein by reference.)*
10.23	Performance-Based Compensation Program of the Company, as amended February 18, 2010. (Exhibit 10.3 to the Company's Current Report on Form 8-K, Date of Report February 18, 2010, File No. 1-12139, is incorporated herein by reference.)*
10.24	Sealed Air Corporation Policy on Recoupment of Incentive Compensation from Executives in the Event of Certain Restatements, approved March 20, 2008. (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report March 20, 2008, File No. 1-12139, is incorporated herein by reference.)*
10.25	Sealed Air Corporation Policy on Recoupment of Incentive Compensation from Executives in the Event of Certain Restatements, as amended February 18, 2010. (Exhibit 10.2 to the Company's Current Report on Form 8-K, Date of Report February 18, 2010, File No. 1-12139, is incorporated herein by reference.)*
10.26	Form of Restricted Stock Agreement under amended 2005 Contingent Stock Plan of Sealed Air Corporation. (Exhibit 4.4 to the Company's Registration Statement on Form S-8, Registration No. 333-152909, is incorporated herein by reference.)*
10.27	Form of Restricted Stock Unit Agreement under amended 2005 Contingent Stock Plan of Sealed Air Corporation. (Exhibit 4.5 to the Company's Registration Statement on Form S-8, Registration No. 333-152909, is incorporated herein by reference.)*

Exhibit Number	Description
10.28	Form of Restricted Stock Agreement, approved December 18, 2008, for awards pursuant to the Stock Leverage Opportunity provision of the Company's annual incentive plan. (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report December 18, 2008, File No. 1-12139, is incorporated herein by reference.)*
10.29	Form of Restricted Stock Unit Agreement, approved December 18, 2008, for awards pursuant to the Stock Leverage Opportunity provision of the Company's annual incentive plan. (Exhibit 10.2 to the Company's Current Report on Form 8-K, Date of Report December 18, 2008, File No. 1-12139, is incorporated herein by reference.)*
10.30	Form of Restricted Stock Unit Agreement, approved February 14, 2013, for awards pursuant to the Stock Leverage Opportunity provision of the Company's annual incentive plan. *
10.31	Form of Restricted Stock Agreement, as amended, under the amended 2005 Contingent Stock Plan of Sealed Air Corporation. (Exhibit 10.3 to the Company's Current Report on Form 8-K, Date of Report December 18, 2008, File No. 1-12139, is incorporated herein by reference.)*
10.32	Form of Restricted Stock Unit Agreement, as amended, under the amended 2005 Contingent Stock Plan of Sealed Air Corporation. (Exhibit 10.4 to the Company's Current Report on Form 8-K, Date of Report December 18, 2008, File No. 1-12139, is incorporated herein by reference.)*
10.33	Form of Non-Compete and Confidentiality Agreement for exempt U.S. employees, substantially as executed by Emile Z. Chammas, Senior Vice President, of the Company. (Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, File No. 1-12139, is incorporated herein by reference.)*
10.34	Form of Sealed Air Corporation Performance Share Units Award Grant 2010-2012. (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report April 14, 2010, File No. 1-12139, is incorporated herein by reference.)*
10.35	Form of Sealed Air Corporation Performance Share Units Award Grant 2011-2013 (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report April 7, 2011, File No. 1-12139, is incorporated herein by reference.)*
10.36	Form of Sealed Air Corporation Performance Share Units Award Grant 2012-2014 (Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File No. 1-12139, is incorporated herein by reference.)*
10.37	Form of Sealed Air Corporation Performance Share Units Award Grant 2012 to the Chief Executive Officer (Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, File No. 1-12139, is incorporated herein by reference.)*
10.38	Commitment Letter, dated as of May 31, 2011, by and among Sealed Air Corporation and Citigroup Global Markets Inc. (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report May 31, 2011, File No. 1-12139, is incorporated herein by reference.)
10.39	Amended and Restated Commitment Letter, dated as of June 17, 2011, by and among Sealed Air Corporation, Citigroup Global Markets Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BNP Paribas, BNP Paribas Securities Corp., The Royal Bank of Scotland plc and RBS Securities Inc. (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report June 17, 2011, File No. 1-12139, is incorporated herein by reference.)
10.40	Purchase Agreement, dated as of September 16, 2011, by and among the Company, as issuer, and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for themselves and the other initial purchasers named therein, regarding Sealed Air Corporation's 8.125% Senior Notes Due 2019 and 8.375% Senior Notes Due 2021 (Exhibit 10.1 to the

Exhibit Number	Description
	Company's Current Report on Form 8-K, Date of Report September 16, 2011, File No. 1-12139, is incorporated herein by reference.)
10.41	Syndicated Facility Agreement, dated as of October 3, 2011, by and among Sealed Air, certain subsidiaries of Sealed Air party thereto, the lenders party thereto, Citibank, N.A., as agent and the other agents party thereto. (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report October 3, 2011, File No. 1-12139, is incorporated herein by reference.)
10.42	Series A Preferred Stock Purchase Agreement, dated as of October 3, 2011, by and among Diversey Holdings, Inc., Sealed Air and Solution Acquisition Corp. (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report October 3, 2011, File No. 1-12139, is incorporated herein by reference.)
10.43	Employment Agreement, dated August 29, 2012 between Jerome A. Peribere and the Company, as supplemented on October 11, 2012. *
10.44	Equity Interest Purchase Agreement, dated as of October 30, 2012, by and between Sealed Air Corporation, Sealed Air Netherlands Holdings V B.V., and DC Co., Ltd., as amended on November 9, 2012, and further amended November 14, 2012.
10.45	Restatement Agreement, dated November 15, 2012, by and among Sealed Air Corporation and certain subsidiaries of Sealed Air Corporation party thereto, the lenders party thereto, Citibank, N.A., as agent and other agents party thereto. (Exhibit 10.1 to the Company's Current Report on Form 8-K, Date of Report November 13, 2012, File No. 1-12139, is incorporated herein by reference.)
10.46	Amended and Restated Syndicated Facility Agreement, dated November 15, 2012, by and among Sealed Air Corporation and certain subsidiaries of Sealed Air Corporation party thereto, the lenders party thereto, Citibank, N.A., as agent and other agents party thereto. (Exhibit 10.2 to the Company's Current Report on Form 8-K, Date of Report November 13, 2012, File No. 1-12139, is incorporated herein by reference.)
10.47	Employment Arrangement between H. Katherine White and the Company.*
12.1	Computation of Ratio of Earnings to Fixed Charges.
21	Subsidiaries of the Company.
23.1	Consent of KPMG LLP.
31.1	Certification of Jerome A. Peribere, President and Chief Executive Officer of the Company, pursuant to Rule 13a-14(a), dated March 1, 2013.
31.2	Certification of Carol P. Lowe, Senior Vice President and Chief Financial Officer of the Company, pursuant to Rule 13a-14(a), dated March 1, 2013.
32	Certification of Jerome A. Peribere, President and Chief Executive Officer of the Company, and Carol P. Lowe, Senior Vice President and Chief Financial Officer of the Company, pursuant to 18 U.S.C. § 1350, dated March 1, 2013.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase

* Compensatory plan or arrangement of management required to be filed as an exhibit to this report on Form 10-K.

In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be deemed to be "filed" or part of any registration statement or other document filed for purposes of Sections 11 or 12 of the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

In lieu of filing certain instruments with respect to long-term debt of the kind described in Item 601(b)(4)(iii) of Regulation S-K, the Company agrees to furnish a copy of such instruments to the SEC upon request.

Schedule

SEALED AIR CORPORATION AND SUBSIDIARIES

SCHEDULE II

Valuation and Qualifying Accounts and Reserves
Years Ended December 31, 2012, 2011 and 2010

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Foreign Currency Translation and Other	Balance at End of Year
		(in millions of dollars)			
Year ended December 31, 2012:					
Allowance for doubtful accounts	$16.2	$14.3	$ (7.8)[1]	$ 3.2	$25.9
Inventory obsolescence reserve	$23.5	$14.0	$(14.1)[2]	$ 4.4	$27.8
Year ended December 31, 2011:					
Allowance for doubtful accounts	$17.0	$ 8.9	$ (8.3)[1]	$(1.4)	$16.2
Inventory obsolescence reserve	$22.7	$ 9.5	$ (7.9)[2]	$(0.8)	$23.5
Year ended December 31, 2010:					
Allowance for doubtful accounts	$17.5	$ 6.9	$ (6.5)[1]	$(0.9)	$17.0
Inventory obsolescence reserve	$26.6	$ 2.1	$ (6.5)[2]	$ 0.5	$22.7

(1) Primarily accounts receivable balances written off, net of recoveries.

(2) Primarily items removed from inventory.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEALED AIR CORPORATION
(Registrant)

By: /s/ JEROME A. PERIBERE
Jerome A. Peribere
President and Chief Executive Officer

Date: March 1, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

	Signature	Title	Date
By:	/s/ JEROME A. PERIBERE Jerome A. Peribere	President, Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2013
By:	/s/ CAROL P. LOWE Carol P. Lowe	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 1, 2013
By:	/s/ WILLIAM G. STIEHL William G. Stiehl	Controller (Principal Accounting Officer)	March 1, 2013
By:	/s/ HANK BROWN Hank Brown	Director	March 1, 2013
By:	/s/ MICHAEL CHU Michael Chu	Director	March 1, 2013
By:	/s/ LAWRENCE R. CODEY Lawrence R. Codey	Director	March 1, 2013
By:	/s/ PATRICK DUFF Patrick Duff	Director	March 1, 2013
By:	/s/ T. J. DERMOT DUNPHY T. J. Dermot Dunphy	Director	March 1, 2013
By:	/s/ WILLIAM V. HICKEY William V. Hickey	Director, Chairman of the Board of Directors	March 1, 2013
By:	/s/ JACQUELINE B. KOSECOFF Jacqueline B. Kosecoff	Director	March 1, 2013
By:	/s/ KENNETH P. MANNING Kenneth P. Manning	Director	March 1, 2013
By:	/s/ WILLIAM J. MARINO William J. Marino	Director	March 1, 2013
By:	/s/ RICHARD L.WAMBOLD Richard L. Wambold	Director	March 1, 2013
By:	/s/ JERRY R. WHITAKER Jerry R. Whitaker	Director	March 1, 2013



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Exhibit 12.1

The historical ratios below were prepared on a consolidated basis using amounts calculated in accordance with U.S. GAAP, and, therefore, reflect all consolidated earnings and fixed charges.

The ratio of earnings to fixed charges was determined by dividing earnings available to cover fixed charges by total fixed charges. Earnings available to cover fixed charges consist of: (i) earnings from continuing operations before income tax provision and (ii) fixed charges, exclusive of capitalized interest. Total fixed charges consist of: (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to debt issuances, (ii) capitalized interest and (iii) an estimate of interest within rental expense. Earnings from discontinued operations related to the sale of Diversey Japan and related fixed charges have been excluded. As of the date of this Annual Report on Form 10-K, no shares of our preferred stock were issued and outstanding.

SEALED AIR CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in millions)				
(Loss) earnings available to cover fixed charges:					
(Loss) earnings from continuing operations before income tax provision	$(1,872.0)	$198.0	$343.4	$329.9	$222.3
Total fixed charges	417.9	238.1	176.7	175.3	149.8
Amortization of capitalized interest	6.2	6.2	6.2	6.0	5.5
Capitalized interest	(5.5)	(4.2)	(3.7)	(6.7)	(9.3)
(Loss) earnings available to cover fixed charges	$(1,453.4)	$438.1	$522.6	$504.5	$368.3
Fixed charges:					
Interest expense	$ 384.7	$216.6	$161.6	$154.9	$128.1
Capitalized interest	5.5	4.2	3.7	6.7	9.3
Interest component of rental expense[(1)]	27.7	17.3	11.4	13.7	12.4
Total fixed charges	$ 417.9	$238.1	$176.7	$175.3	$149.8
Ratio of earnings to fixed charges	*	1.8x	3.0x	2.9x	2.5x

(1) The interest component of rental expense has been deemed to be approximately 33% of rental expense.

* Loss does not cover fixed charges by 1,453 million for 2012 due to the pre-tax non-cash impairment charge of goodwill and other intangible assets of $1,892.3 million (see Note 8 "Goodwill and Identifiable Intangible Assets," for further discussion).

Exhibit 21

SUBSIDIARIES OF THE COMPANY

The following table sets forth the name and state or other jurisdiction of incorporation of the Company's subsidiaries. Except as otherwise indicated, each subsidiary is wholly owned, directly or indirectly, by the Company and does business under its corporate name.

Aconcagua Distribuciones SRL	Argentina
ATE Costa Rica S.A.	Costa Rico
Auto-C, LLC	Delaware
Beleggingsmaatschappij 't Hagelkruus B.V.	Netherlands
Biosphere Industries, LLC**	Delaware
Blue Dot Packaging Pty Ltd.	Australia
Chemical Methods (Europe) Ltd.	United Kingdom
Ciras C.V.	Netherlands
Ciras C.V.—Luxembourg Branch	Luxembourg
CJSC Sealed Air Kaustik	Russia
Cleanwise, Inc.	Delaware
Cryovac Australia Pty Limited	Australia
Cryovac Brasil Ltda.	Brazil
Cryovac Chile Holdings, LLC	Delaware
Cryovac Holdings II, LLC	Delaware†
Cryovac, Inc. †	Delaware
Cryovac International Holdings Inc.	Delaware
Cryovac Leasing Corporation	Delaware
Cryovac (Malaysia) SDN. BHD.	Malaysia
Cryovac Packaging Portugal Embalagens, Ltda.	Portugal
Cryovac-Sealed Air Costa Rica S.R.L.	Costa Rica
Diversey Acting Off-shore Capital Management Limited Liability Company (officially abbrev: Diversey Hungary Ltd.)	Hungary
Diversey Asia Holdings Limited	Hong Kong
Diversey Austria Services GmbH	Austria
Diversey Austria Trading GmbH	Austria
Diversey Australia Pty. Ltd.	Australia
Diversey Belgium BVBA	Belgium
Diversey Belgium Services BVBA	Belgium
Diversey Brasil Indústria Quimica Ltda.	Brazil
Diversey B.V.	Netherlands
Diversey Canada, Inc.	Canada
Diversey Centroamerica S.A.	Guatemala
Diversey Centro America S.A.	Costa Rica
Diversey Česká republika s.r.o., clen koncernu Diversey (name change)	Czech Republic
Diversey Colombia Limitada	Colombia
Diversey G.K.	Japan
Diversey Czech Services s.r.o., clen koncernu Diversey	Czech Republic
Diversey Danmark ApS	Denmark
Diversey Danmark Services ApS	Denmark
Diversey de Argentina S.A.	Argentina
Diversey de Paraguay S.R.L.	Paraguay

Diversey de Uruguay S.R.L.	Uruguay
Diversey Deutschland GmbH & Co., OHG	Germany
Diversey Deutschland Management GmbH	Germany
Diversey Dominicana, S.A.	Dominican Republic
Diversey d.o.o.	Slovenia
Diversey Eastern and Central Africa Limited	Kenya
Diversey Egypt Limited	Egypt
Diversey Egypt One, Limited	Egypt
Diversey Egypt Trading Company, S.A.E.	Egypt
Diversey Egypt Two, Limited	Egypt
Diversey España Production, S.L.	Spain
Diversey España Services, S.L.	Spain
Diversey España , S.L.	Spain
Diversey Europe B.V. Utrecht, Zweigniederlassung Muchwilen (Swiss Branch)	Switzerland
Diversey Europe B.V.	Netherlands
Diversey Europe Holdings B.V.	Netherlands
Diversey Europe Holdings C.V.	Netherlands
Diversey Europe Investments B.V.	Netherlands
Diversey (Europe) Limited	United Kingdom
Diversey Europe Operations B.V.	Netherlands
Diversey France Production S.A.S.	France
Diversey (France) S.A.S.	France
Diversey Germany Production OHG	Germany
Diversey Germany Services OHG	Germany
Diversey Global Holdings C.V.	Netherlands
Diversey Gulf FZE	United Arab Emirates
Diversey Hellas Societe Anonyme Cleaning and Trading Systems (officially abbreviated Diversey Hellas S.A.)	Greece
Diversey Hellas Single Partner Limited Liability Company Technical Support Services for Cleaning and Hygiene Systems (officially abbreviated Diversey Hellas Single Partner Limited Liability Company)	Greece
Diversey Holdings II B.V.	Netherlands
Diversey Holdings Limited	United Kingdom
Diversey Holdings, LLC	Delaware
Diversey Hong Kong Limited	Hong Kong
Diversey Hong Kong RE Holdings Limited	Hong Kong
Diversey Hungary Manufacture and Trade Limited Liability Company (official abbreviated name Diversey Ltd.)	Hungary
Diversey Hungary Services Kft.	Hungary
Diversey Hygiene (Guangdong) Ltd.	China
Diversey Hygiene Sales Limited	Ireland
Diversey Hygiene (Taiwan) Ltd.	Taiwan
Diversey Hygiene (Thailand) Co., Ltd.	Thailand
Diversey, Inc.	Delaware
Diversey India Private Limited	India
Diversey Industrial Limited	United Kingdom
Diversey Industrial y Comercial de Chile Limitada	Chile
Diversey International Holdings LLC	Delaware
Diversey IP International B.V.	Netherlands

Diversey Israel Ltd.	Israel
Diversey Italy Production s.r.l.	Italy
Diversey Italy Services s.r.l.	Italy
Diversey Jamaica Limited	Jamaica
Diversey J Trustee Limited	United Kingdom
Diversey Kimya Sanayi ve Ticaret A.S.	Turkey
Diversey Korea Co., Ltd.	Korea
Diversey LLC	Russia
DiverseyLever Limited	United Kingdom
Diversey Limited	United Kingdom
Diversey (Malaysia) Sdn. Bhd.	Malaysia
Diversey Maroc S.A.	Morocco
Diversey Mexico, S.A. de C.V.	Mexico
Diversey Netherlands Services B.V.	Netherlands
Diversey Netherlands Production B.V.	Netherlands
Diversey New Zealand Limited	New Zealand
Diversey Perú S.A.C.	Peru
Diversey Philippines, Inc.	Philippines
Diversey Poland Services Sp. z o.o.	Poland
Diversey Polska Sp. z.o.o.	Poland
Diversey Portugal—Sistemas de Higiene e Limpeza, Unipessoal, Lda.	Portugal
Diversey Portugal II—Services, Lda.	Portugal
Diversey (Private) Limited	Pakistan
Diversey Professional B.V.	Netherlands
Diversey Professional (Hong Kong) Limited	Hong Kong
Diversey Puerto Rico, Inc.	Delaware
Diversey Puerto Rico, Inc. (Branch)	Delaware
Diversey Romania S.R.L.	Romania
Diversey Sweden Services AB	Sweden
Diversey Switzerland Production GmbH	Switzerland
Diversey Switzerland Services GmbH	Switzerland
Diversey Shareholdings, Inc.	Delaware
Diversey Singapore Pty. Ltd.	Singapore
Diversey Slovakia, s.r.o.	Slovakia
Diversey South Africa (Pty.) Ltd.	South Africa
Diversey s.r.l.	Italy
Diversey Suomi Oy	Finland
Diversey Suomi Services Oy	Finland
Diversey Sverige AB	Sweden
Diversey Sverige Holdings AB	Sweden
Diversey Trading (Shanghai) Co., Ltd.	China
Diversey Trustee Limited	United Kingdom
Diversey UK Production Limited	United Kingdom
Diversey UK Services Limited	United Kingdom
Diversey Venezuela, S.A.	Venezuela
Diversey West Africa Limited	Nigeria
Dolphin Packaging (Cheltenham) Limited	United Kingdom
Dolphin Packaging (Holdings) Limited	United Kingdom
Drypac Pty. Ltd.	Australia
Entapack Pty. Ltd.	Australia
GEIE VES***	France

Getpacking.com, GmbH	Switzerland
Invertol S.de R.L. de C.V.	Mexico
JDER Limited	Ireland
JDI CEE Holdings, Inc.	Delaware
JDI Holdings, Inc.	Nevada
JD Polymer, LLC	Wisconsin
Diversey (Barbados) Holdings Ltd.	Barbados
Diversey Jamaica II Limited	Jamaica
JWP Investments, Inc.	Nevada
JWP Investments Offshore, Inc.	Cayman Islands
JWPR Corporation	Nevada
MultiBagger Holdings	New Zealand
NanoPore Insulation, LLC	Delaware
NanoPore Insulation Ltd.	United Kingdom
Nelipak B.V.	Netherlands
Nelipak Holding B.V.	Netherlands
Nelipak Holdings Ireland Limited	Ireland
Nelipak Thermoforming Ireland Limited	Ireland
Noja Inmobiliaria S.A. de C.V.	Mexico
Pack-Tiger GmbH	Switzerland
ProAseptic Technologies S.L.**	Spain
Producembal—Producao de Embalagens, LTDA	Portugal
Professional Holdings S.A.S.	France
Professional Shareholdings, Inc.	Delaware
PT Diversey Indonesia	Indonesia
Saddle Brook Insurance Company	Vermont
Sealed Air Africa (Pty) Limited	South Africa
Sealed Air Americas Manufacturing S. de R. L. de C. V.	Mexico
Sealed Air Americas Services S. de R. L. de C. V.	Mexico
Sealed Air Argentina S.A.	Argentina
Sealed Air Australia (Holdings) Pty. Limited	Australia
Sealed Air Australia Pty Ltd.	Australia
Sealed Air (Barbados) S.R.L.	Barbados
Sealed Air B.V.	Netherlands
Sealed Air Belgium N.V.	Belgium
Sealed Air Botswana (Pty.) Ltd.	Botswana, Africa
Sealed Air (Canada) Co./CIE	Canada
Sealed Air (Canada) Holdings B. V.	Netherlands
Sealed Air Central America, S.A.	Guatemala
Sealed Air Chile Industrial Ltda.	Chile
Sealed Air (China) Limited	Delaware
Sealed Air Colombia Ltda.	Colombia
Sealed Air Corporation (US)	Delaware
Sealed Air de Mexico S.de R.L. de C.V.	Mexico
Sealed Air Denmark A/S	Denmark
Sealed Air de Venezuela, S.A.	Venezuela
Sealed Air Embalagens Ltda.	Brazil
Sealed Air Europe Holdings LP	Delaware
Sealed Air Finance Ireland	Ireland
Sealed Air Finance B.V.	Netherlands
Sealed Air Finance II, LLC (Sucursal Mexico)	Delaware
Sealed Air Funding Corporation	Delaware

Sealed Air GmbH	Germany
Sealed Air GmbH	Switzerland
Sealed Air Hellas S.A.	Greece
Sealed Air Holding France SNC	France
Sealed Air Holdings (New Zealand) I, LLC	Delaware
Sealed Air Hong Kong Limited	Hong Kong
Sealed Air Hungary Ltd.	Hungary
Sealed Air (India) Limited	Delaware
Sealed Air (India) Private Limited	India
Sealed Air International LLC	Delaware
Sealed Air (Ireland) Limited	Ireland
Sealed Air (Israel) Ltd.	Israel
Sealed Air Italy S.r.l.	Italy
Sealed Air Japan G.K.	Japan
Sealed Air (Korea) Limited	Korea
Sealed Air (Latin America) Holdings II, LLC	Delaware
Sealed Air Limited	United Kingdom
Sealed Air LLC	Delaware
Sealed Air Luxembourg S.a.r.l.	Luxembourg
Sealed Air Luxembourg (I) S.a.r.l.	Luxembourg
Sealed Air Luxembourg (II) S.a.r.l.	Luxembourg
Sealed Air Luxembourg S.C.A.	Luxembourg
Sealed Air Luxembourg S.C.A., Luxembourg (L), Root (Finance Branch)	Switzerland
Sealed Air (Malaysia) SDN. BHD.	Malaysia
Sealed Air Management Holding Verwaltungs GmbH	Germany
Sealed Air Netherlands (Holdings) B.V.	Netherlands
Sealed Air Netherlands (Holdings) I B.V.	Netherlands
Sealed Air Netherlands (Holdings) II B.V.	Germany
Sealed Air Netherlands (Holdings) II B.V.—Deutsche Zweigniederlassung	Germany
Sealed Air Netherlands Holdings IV Coöperatief U.A.	Netherlands
Sealed Air Netherlands Holdings V B.V.	Netherlands
Sealed Air Nevada Holdings Limited	Neveda
Sealed Air (New Zealand)	New Zealand
Sealed Air Norge AS	Norway
Sealed Air OY	Finland
Sealed Air (China) Co., Ltd.	China
Sealed Air Packaging Limited	United Kingdom
Sealed Air Packaging LLC	Delaware
Sealed Air Packaging (Shanghai) Co., Limited	China
Sealed Air Packaging S.L.U.	Spain
Sealed Air Paketleme Malzemeleri Ve Ekipmanlari Ticaret Limited Sirketi	Turkey
Sealed Air Paketleme Ticaret Limited Sirketi	Turkey
Sealed Air Peru S.R.L.	Peru
Sealed Air (Philippines) Inc.	Philippines
Sealed Air Polska Sp. Zo.o.	Poland
Sealed Air Romania S.R.L.	Romania
Sealed Air S.A.S.	France
Sealed Air SEE Ltd.	Greece
Sealed Air (Singapore) Pte. Ltd.	Singapore

Sealed Air Solutions Holdings, Inc.	Delaware
Sealed Air Spain (Holdings) SL	Spain
Sealed Air Spain (Holdings) II SL	Spain
Sealed Air Spain (Holdings) III, S.L.	Spain
Sealed Air S.r.l.	Italy
Sealed Air s.r.o.	Czech Republic
Sealed Air Svenska AB	Sweden
Sealed Air Taiwan Limited	Taiwan
Sealed Air (Thailand) Ltd.	Thailand
Sealed Air (Ukraine) Limited	Ukraine
Sealed Air Uruguay S.A.	Uruguay
Sealed Air US Holdings, LLC	Delaware
Sealed Air Venezuela Corporation	Delaware
Sealed Air Verpackungen GmbH	Germany
Sealed Air Vitembal S.L.	Spain
Shanklin Corporation	Delaware
Solution Acquisition Corp.	Delaware
Soinpar Industrial Ltda.	Brazil
Steripack Limited	Ireland
TART s.r.o.***	Czech Republic
Teknik Plastik Ambalaj Sanayi ve Ticaret A.S.*	Turkey
TempTrip LLC**	Delaware
The Butcher Company	Delaware
Wyandotte Chemicals Jamaica Limited	Jamaica

* The Company directly or indirectly owns 50% of the outstanding shares or interests.

** The Company directly or indirectly owns a majority of the outstanding shares or interests.

*** The Company directly or indirectly owns less than 50% of the outstanding shares or interests.

† Cryovac does business in certain states under the name "Sealed Air Shrink Packaging Division."

Certain subsidiaries are omitted from the above table. Such subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2012.

†

Exhibit 31.1

CERTIFICATIONS

I, Jerome A. Peribere, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sealed Air Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/S/ JEROME A. PERIBERE

Jerome A. Peribere
President and Chief Executive Officer

Date: March 1, 2013

Exhibit 31.2

CERTIFICATIONS

I, Carol P. Lowe, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sealed Air Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ CAROL P. LOWE

Carol P. Lowe
Senior Vice President and Chief Financial Officer

Date: March 1, 2013

Exhibit 32

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Sealed Air Corporation (the "Company") for the fiscal year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Jerome A. Peribere, as President and Chief Executive Officer of the Company, and Carol P. Lowe, as Senior Vice President and Chief Financial Officer of the Company, each hereby certifies pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his/her knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ JEROME A. PERIBERE

Name: Jerome A. Peribere
Title: *President and Chief Executive Officer*

Date: March 1, 2013

By: /s/ CAROL P. LOWE

Name: Carol P. Lowe
Title: *Senior Vice President and Chief Financial Officer*

Date: March 1, 2013

STOCKHOLDER INFORMATION

STOCK INFORMATION

Our common stock is listed on the New York Stock Exchange and is traded under the ticker symbol SEE. As of January 31, 2013, there were approximately 194.6 million shares of our common stock outstanding and approximately 5,600 holders of record of our common stock.

ANNUAL MEETING

Our Annual Meeting of Stockholders is scheduled to be held on Thursday, May 16, 2013 at 10:00 a.m. (ET) at the Hilton Woodcliff Lake, 200 Tice Boulevard, Woodcliff Lake, New Jersey 07677. This meeting will be webcast.

INFORMATION RESOURCES

Our website, www.sealedair.com, offers news about the Company, our products and solutions, and our citizenship efforts. Our financial news releases, Annual Reports on Form 10-K, Proxy Statements, Annual Reviews, Quarterly Reports on Form 10-Q and other SEC filings are available in the "Investor Information" section of the website.

Stockholders who wish to receive paper copies of the information listed above, without charge, should contact our Investor Relations Department by calling (201) 791-7600, by email: investor.relations@sealedair.com, or by writing to Investor Relations at the following address:

Sealed Air Corporation
Investor Relations
200 Riverfront Boulevard, 3rd Floor
Elmwood Park, New Jersey, USA 07407-1033

For additional information, please contact:
Bill Thomas
Assistant Treasurer and
Interim Director of Investor Relations
at (201) 703-4136

INTERESTED IN LEARNING ABOUT OUR CITIZENSHIP INITIATIVES?

Please visit the "Citizenship & Environment" section of our website at www.sealedair.com.

STOCKHOLDER ACCOUNT ASSISTANCE

For information and maintenance on your stockholder of record account, please contact Computershare Investor Services:

Correspondence should be mailed to:

Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006

(800) 648-8381 (US and Canada)
(201) 680-6578 (International)
(201) 680-6610 (TDD for hearing impaired)

Overnight/courier correspondence should be sent to:

Computershare Investor Services
250 Royall Street
Canton, MA 02021
(781) 575-2000 (For deliveries only)

Automated telephone support services are available 24 hours per day 7 days per week. Computershare Shareowner Services customer service representatives are available 9:00 a.m. to 7:00 p.m. (ET), Monday through Friday.

STOCKHOLDER INTERNET ACCOUNT ACCESS

For account access via the Internet, please log on to www.computershare.com/Investor. Once registered, stockholders can view account history and complete transactions online.

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT

Computershare Shareholder Services offers the Investor Services program for investors in Sealed Air Corporation to directly purchase and sell shares of Sealed Air common stock or reinvest dividends.

To request program material and access enrollment, you may visit www.computershare.com/Investor or contact Computershare Shareowner Services at the numbers listed above.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

Sealed Air

Corporate Headquarters
200 Riverfront Boulevard, 3rd Floor
Elmwood Park, NJ 07407-1033
(P) 201.791.7600 (F) 201.703.4205
www.sealedair.com



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